Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149236

PROSPECTUS

Offer to Exchange up to
$100,000,000 of 9.250% Senior Subordinated Notes due 2013 — Series B
for
$100,000,000 of 9.250% Senior Subordinated Notes due 2013 — Series B
that have been Registered under the Securities Act of 1933

Terms of the Exchange Offer

•	We are offering to exchange up to $100,000,000 of our outstanding 9.250% Senior Subordinated Notes due 2013 — Series B for new notes with substantially identical terms that have been registered under the Securities Act of 1933, as amended, and are freely tradable.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn before the exchange offer expires for an equal principal amount of new notes.

•	The exchange offer expires at 12:00 a.m. midnight, New York City time, on July 16, 2008, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for new notes will not be a taxable event for U.S. federal income tax purposes.

Terms of the New 9.250% Senior Subordinated Notes — Series B Offered in the Exchange Offer

Maturity

•	The new notes will mature on August 15, 2013.

Interest

•	Interest on the new notes is payable on February 15 and August 15 of each year.

•	Interest will accrue from February 15, 2008.

Redemption

•	We may redeem some or all of the notes at any time on or after August 15, 2009 at redemption prices listed in “Description of the New Notes — Optional Redemption,” and we may redeem some or all of the notes before that date by the payment of a make-whole premium. Subject to certain limitations, we may also redeem up to 35% of the new notes using the proceeds of certain equity offerings completed before August 15, 2008.

Ranking

•	The notes are unsecured senior subordinated obligations of the Company. The notes are subordinated in right of payment to all existing and future senior debt of the Company, including the indebtedness of the Company under the Credit Agreement. The notes are pari passu in right of payment with all existing and any future senior subordinated indebtedness of the Company. The notes are senior in right of payment to any future subordinated indebtedness of the Company. The notes are guaranteed by the Guarantors as described under “Description of the New Notes — Note Guarantees”. The notes are effectively subordinated to all existing and any future indebtedness and other liabilities of the Company’s subsidiaries that are not Guarantors.

Change of Control

•	If we experience a change of control, subject to certain conditions, we must offer to purchase the new notes.

Guarantees

•	All payments on the notes, including principal and interest, will be jointly and severally guaranteed on a senior subordinated basis by all of our existing domestic subsidiaries and certain of our future subsidiaries.

Please read “Risk Factors” on page 9 for a discussion of factors you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. You may not participate in the exchange offer if you are a broker-dealer that acquired outstanding notes directly from us. Broker-dealers who acquired the old notes directly from us in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with secondary resales and cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) or interpretive letters to similar effect. See “Plan of Distribution.”

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is June 17, 2008.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the notes offered by this prospectus, and only under the circumstances and in those jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Cardtronics, Inc. is a Delaware corporation. Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082 and our telephone number is (281) 596-9988. Our website address is www.cardtronics.com. Information contained on our website is not part of this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the notes being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is included in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at http://www.sec.gov.

We file reports and other information with the SEC. Such reports and other information filed by us may be read and copied at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. For further information about the public reference room, call 1-800-SEC-0330. The SEC also maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and such website is located at http://www.sec.gov. You may request a copy of these filings at no cost, by writing or calling us at the following address: 3110 Hayes Road, Suite 300, Houston, Texas 77082, telephone number is (281) 596-9988, Attention: Chief Financial Officer. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes, in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding economic trends and conditions and other data pertaining to the ATM industry. We have obtained this data from our own research, surveys and studies conducted by third parties such as Dove Consulting Group, Inc., industry or other publications, such as ATM&Debit News, the U.K. Payment Statistics publication from APACS, and other publicly available sources. We believe that our sources of information and estimates are reliable and accurate, but we have not independently verified them. Our statements about the ATM industry in general, the number and type of ATMs in various markets, and the size and operations of our competitors in this prospectus are based on our management’s belief, this statistical data, internal studies, and our knowledge of industry trends.

INTELLECTUAL PROPERTY

We own or have rights to various trademarks, copyrights and trade names used in our business, including the following: “CARDTRONICS” (registered with the U.S. Patent & Trademark Office — registration no. 1.970.030); “bankmachine” (registered under the Trade Marks Act of 1994 of Great Britain and Northern Ireland — trademark registration no. 2350262); “ALLPOINT” (registered with the U.S. Patent & Trademark Office — registration no. 2.940.550); and “VCOM” (registered with the U.S. Patent & Trademark Office — registration no. 2.598.789). In addition, this prospectus also includes trademarks, service marks, and trade names of other companies.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about: our financial outlook and the financial outlook of the ATM industry; our ability to compete successfully with our competitors; our cash needs; implementation of our corporate strategy; our financial

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performance; our ability to expand our bank branding and surcharge-free service offerings; our ability to provide new ATM solutions to financial institutions; our ability to pursue and successfully integrate acquisitions; our ability to implement new services on our advanced-functionality VcomTM terminals; our ability to strengthen existing customer relationships and reach new customers; our ability to expand internationally; and our ability to meet the service levels required by our service level agreements with our customers.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors”, which begin on page 9 of this prospectus. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, except as required by law, whether as a result of new information, future events or otherwise.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. As a result, this summary may not contain all the information that may be important to you. You should read this entire prospectus carefully before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition certain statements include forward-looking information which involves risks and uncertainties. See “— Forward-looking Statements.” Unless the context indicates otherwise, the terms “we,” “us,” “our,” the “Company,” and “Cardtronics” refer to Cardtronics, Inc. and its subsidiaries. We refer to automated teller machines as “ATMs” throughout this prospectus. Pro forma financial and non-financial information contained in this prospectus gives effect to our acquisition of the financial services business of 7-Eleven, Inc. (“7-Eleven”), which we refer to as the “7-Eleven ATM Transaction,” including the related financing transactions, as if they had occurred prior to the period for which such information is given. Such pro forma information is presented for illustrative purposes only and is not necessarily indicative of what our actual results would have been nor is it necessarily indicative of what our results will be in future periods. All financial and non-financial information presented for periods subsequent to July 20, 2007, the effective date of the 7-Eleven ATM Transaction, includes the effects of such acquisition and the related financing transactions on an actual rather than a pro forma basis.

Company Overview

Cardtronics, Inc. is a single-source provider of automated teller machine (“ATM”) solutions. We provide ATM management and equipment-related services (typically under multi-year contracts with initial terms generally of five to seven years) to large, nationally-known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. As of March 31, 2008, we operated over 32,600 ATMs throughout the United States, the United Kingdom, and Mexico, making us the operator of the world’s largest network of ATMs.

We believe our high-traffic retail locations and national footprint make us an attractive partner for regional and national financial institutions that are seeking to increase their market penetration. As of March 31, 2008, over 10,000 of our Company-owned ATMs (discussed below) were under contract with well-known banks to place their logos on those machines and to provide convenient surcharge-free access to their customers. We also operate the Allpoint network, which we believe is the largest surcharge-free ATM network within the United States based on the number of participating ATMs. Allpoint provides surcharge-free ATM access to customers of participating financial institutions that lack a significant ATM network.

We deploy and operate ATMs under two distinct arrangements with our merchant customers: Company-owned and merchant-owned. Under Company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including transaction processing, procuring cash, supplies, and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, the merchant owns the ATM and is usually responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing, and connection to electronic funds transfer (“EFT”) networks. As of March 31, 2008, approximately 66% of our ATMs were Company-owned and 34% were merchant-owned. While we may continue to add merchant-owned ATMs to our network as a result of acquisitions and internal sales efforts, our focus for internal growth remains on expanding the number of Company-owned ATMs in our network due to the higher margins typically earned and the additional revenue opportunities available to us under Company-owned arrangements.

As operator of the world’s largest network of ATMs, we believe we are well-positioned to increase the size of our network through both internal growth and through acquisitions. On July 20, 2007, we purchased substantially all of the assets of the financial services business of 7-Eleven (the “7-Eleven Financial Services Business”), which included 5,500 ATMs located in 7-Eleven stores across the United States. Approximately 2,000 of the acquired ATMs are advanced-functionality financial services kiosks branded as “Vcom” terminals. We also entered into a placement agreement that gives us the exclusive right, subject to certain conditions, to operate all of the ATMs and Vcom terminals in existing and future 7-Eleven store locations in the United States for 10 years following the acquisition date. For additional information on this acquisition, see “Recent Transactions” below.

Our revenue is recurring in nature and is primarily derived from ATM surcharge fees, which are paid by cardholders, and interchange fees, which are paid by the cardholder’s financial institution for the use of the applicable EFT network that transmits data between the ATM and the cardholder’s financial institution. We generate additional revenue by branding our ATMs with signage from banks and other financial institutions, resulting in surcharge-free access to our ATMs and added convenience for their customers, as well as increased usage of our ATMs. Our branding arrangements include relationships with leading national financial institutions, including Citibank, N.A., HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., Sovereign Bank, and Washington Mutual Bank. We also generate revenue by collecting fees from financial institutions that participate in our surcharge-free networks, the largest of which is the Allpoint Network.

For the three months ended March 31, 2008, we processed over 53.9 million cash withdrawal transactions, which resulted in approximately $5.1 billion in cash disbursements, and processed over 29.1 million of other ATM transactions, which included balance inquiries, fund transfers, and other non-withdrawal transactions. For the year ended December 31, 2007, and on a pro forma basis giving effect to the 7-Eleven ATM Transaction, we processed over 207.4 million cash withdrawal transactions, which resulted in approximately $19.4 billion in cash disbursements, and processed over 95.4 million of other ATM transactions. Excluding the pro forma effects of the 7-Eleven ATM Transaction, we processed over 166.2 million cash withdrawal transactions, resulting in approximately $15.6 billion in cash disbursements, and processed over 80.3 million of other ATM transactions.

For the three months ended March 31, 2008, we generated revenues of $120.6 million. For the year ended December 31, 2007, we generated pro forma revenues of $465.8 million, which included approximately $4.2 million in revenues associated with past upfront payments received by 7-Eleven in connection with the development and provision of certain advanced-functionality services through the Vcom terminals. Such payments, which we refer to as placement fees, related to arrangements that ended prior to our acquisition of the 7-Eleven Financial Services Business, and thus will not continue in the future. While we believe we will continue to earn some placement fee revenues related to the acquired 7-Eleven Financial Services Business, we expect those amounts to be substantially less than those earned historically. Excluding these fees, our pro forma revenues for the year ended December 31, 3007 would have totaled $461.6 million. Excluding the pro forma effects of the 7-Eleven ATM Transaction, we generated revenues of $378.3 million for the year ended December 31, 2007.

Our transaction and revenue growth have primarily been driven by investments that we have made in certain strategic growth initiatives, and we expect these initiatives will continue to drive revenue growth and margin improvement. However, such investments negatively affected our operating profits and related margins. For example, we have significantly increased the number of Company-owned ATMs in our United Kingdom and Mexico operations during the past year and the first quarter of 2008. While such deployments have resulted in an increase in revenues, they have negatively impacted our operating margins, as transactions for many of those machines have yet to reach the higher consistent recurring transaction levels seen in our more mature ATMs. Additionally, we have recently increased our investment in sales and marketing personnel to take advantage of what we believe are opportunities to capture additional market share in our existing markets and to provide enhanced service offerings to financial institutions. We have also incurred additional costs to develop our in-house transaction processing capabilities to better serve our clients and maximize our revenue opportunities. Additional costs were also necessary to meet the triple data security encryption standard (“Triple-DES”) adopted by the EFT networks. Finally, we recorded $5.7 million in impairment charges during the year ended December 31, 2007, $5.1 million of which related to our merchant contract with Target that we acquired in 2004, as the anticipated future cash flows are not expected to be sufficient to cover the carrying value of the related intangible asset. We are currently working with this merchant to restructure the terms of the existing contract in an effort to improve the underlying cash flows associated with such contract and to offer the additional services, which we believe could significantly increase the future cash flows earned under this contract. For additional discussion of this impairment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Years Ended December 31, 2007, 2006, and 2005 — Amortization Expense.”

All these expenditures adversely impacted our income from operations, which totaled $15.2 million on a pro forma basis for the year ended December 31, 2007 (excluding the upfront placement fees associated with the 7-Eleven Financial Services Business that are not expected to continue in the future). Excluding the pro forma effects of the 7-Eleven ATM Transaction, for the year ended December 31, 2007, our income from operations totaled $9.9 million, and we generated a net loss of $27.1 million.

Recent Transactions

Initial Public Offering.  On December 14, 2007, we completed our initial public offering of 12,000,000 shares of common stock at a price of $10.00 per share. Total common shares outstanding immediately after the offering were 38,566,207 after taking into account the conversion of all Series B Redeemable Convertible Preferred Stock into common shares and a 7.9485:1 stock split that occurred in conjunction with the offering. The net proceeds from the offering were approximately $110.1 million and were used to pay down debt previously outstanding under our revolving credit facility.

Series B Redeemable Convertible Preferred Stock Conversion.  Prior to our initial public offering, 929,789 shares of Series B Redeemable Convertible Preferred Stock were outstanding. In connection with our initial public offering, these preferred shares were converted into shares of our common stock. Based on the $10.00 initial public offering price and the terms of our shareholders agreement, the 894,568 shares held by certain funds controlled by TA Associates, Inc. (the “TA Funds”) converted into 12,259,286 shares of common stock (on a split-adjusted basis). The remaining 35,221 shares of Series B Redeemable Convertible Preferred Stock not held by the TA Funds converted into 279,955 shares of our common stock (on a split-adjusted basis). As a result of this conversion, no shares of preferred stock were outstanding subsequent to the initial public offering, and we have no immediate plans to issue any preferred stock. For additional information on the conversion of the Series B shares controlled by the TA Funds, see “Certain Relationships and Related Party Transactions — Preferred Stock Private Placement with TA Associates.”

7-Eleven ATM Transaction.  On July 20, 2007, we purchased substantially all of the assets of the 7-Eleven Financial Services Business for approximately $137.3 million in cash. That amount included a $1.3 million payment for estimated acquired working capital and approximately $1.0 million in other related closing costs. The 7-Eleven ATM Transaction included approximately 5,500 ATMs located in 7-Eleven stores throughout the United States, of which approximately 2,000 are advanced-functionality Vcom terminals. In connection with the 7-Eleven ATM Transaction, we entered into a placement agreement that will provide us, subject to certain conditions, a ten-year exclusive right to operate all ATMs and Vcom terminals in 7-Eleven locations throughout the United States, including any new stores opened or acquired by 7-Eleven. Because of the significance of this acquisition, our historical operating results are not expected to be indicative of our future operating results. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for additional information on this acquisition.

Senior Subordinated Notes Offering.  On July 20, 2007, we issued $100.0 million in 9.25% senior subordinated notes due 2013 — Series B (the “Series B Notes” or the “outstanding notes”) pursuant to Rule 144A of the Securities Act. The Series B Notes are the notes that are subject to the exchange offer described herein. Net proceeds from the offering, which totaled approximately $95.3 million after taking into account debt issuance costs, were utilized to fund the 7-Eleven ATM Transaction.

Revolving Credit Facility Modifications.  On March 19, 2008, we amended our revolving credit agreement to increase the authorized capital expenditure level that the Company may incur on a rolling 12-month basis from $75.0 million to $90.0 million.

In July 2007, in conjunction with the 7-Eleven ATM Transaction, we amended our revolving credit facility to, among other things, (i) increase the maximum borrowing capacity under the revolver from $125.0 million to $175.0 million in order to partially finance the 7-Eleven ATM Transaction and to provide additional financial flexibility, (ii) increase the amount of “indebtedness” (as defined in the credit facility agreement) to allow for the new issuance of the Series B Notes, (iii) extend the term of the credit agreement from May 2010 to May 2012, (iv) increase the amount of capital expenditures we can incur on a rolling 12-month basis from $60.0 million to a maximum of $75.0 million, and (v) amend certain restrictive covenants contained within the facility. This amendment, which was contingent upon the closing of the 7-Eleven ATM Transaction, became effective on July 20, 2007.

In May 2007, we amended our revolving credit facility to modify, among other items, (i) the interest rate spreads on outstanding borrowings and other pricing terms, and (ii) certain restrictive covenants contained within the facility. Such modification will allow for reduced interest expense in future periods, assuming a constant level of borrowing.

The Exchange Offer

On July 20, 2007, we completed a private offering of the Series B Notes. As part of the private offering, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our best efforts to complete the exchange offer within 360 days after the date we issued the outstanding notes. The following is a summary of the exchange offer.

Exchange Offer	We are offering to exchange new notes for outstanding notes.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on July 16, 2008, unless we decide to extend it. We do not currently intend to extend the exchange offer.

Condition to the Exchange Offer	The registration rights agreement does not require us to accept outstanding notes for exchange if the exchange offer or the making of any exchange by a holder of the outstanding notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of outstanding notes being tendered is not a condition to the exchange offer. In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not complied with the procedures for tendering outstanding notes. For additional information, see “Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

• DTC has received your instructions to exchange your notes; and

• you agree to be bound by the terms of the letter of transmittal.

For additional information, see “Exchange Offer — Terms of the Exchange Offer” and “Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to exchange agent using ATOP procedures before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer. For additional information, see “Exchange Offer — Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 12:00 a.m. midnight, New York City time, on the expiration date. We will return any outstanding note that we do not accept for exchange to you without expense promptly following the expiration or termination of the exchange offer. We will deliver the new notes promptly after the expiration date and acceptance of the outstanding notes for exchange. For additional information, see “Exchange Offer — Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. See “Exchange Offer — Fees and Expenses.”

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Federal Income Tax Considerations.”

Exchange Agent	We have appointed Wells Fargo, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follows: Wells Fargo Bank, National Association, Attention: Corporate Trust Operations, Sixth and Marquette Avenue, MAC N9303-121, Minneapolis, MN 55479. Eligible institutions may make requests by facsimile at (612) 667-6282.

Terms of the New Notes

The new notes will be identical to the outstanding notes except that the new notes will be registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest and will contain different administrative terms. The new notes will evidence the same debt as the outstanding notes, and the same indenture will govern the new notes and the outstanding notes.

The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the new notes, please refer to the section of this prospectus entitled “Description of the New Notes.”

Issuer	Cardtronics, Inc.

Notes Offered	$100.0 million aggregate principal amount of 9.25% Senior Subordinated Notes due 2013 — Series B (the “Notes”).

Maturity	The Notes will mature on August 15, 2013.

Interest	Interest on the Notes will accrue at the rate of 9.25% per annum from February 15, 2008 and will be payable semi-annually, in cash, in arrears on February 15 and August 15 of each year, commencing on August 15, 2008.

Guarantees	All payments on the Notes, including principal and interest, will be jointly and severally guaranteed on a senior subordinated basis by all of our existing domestic subsidiaries and certain of our future subsidiaries. See “Description of the New Notes — Note Guarantees.”

Ranking	The Notes and the guarantees will be general unsecured obligations and will rank:

• junior in right of payment to all of our existing and future senior indebtedness, including borrowings under our bank credit facility;

• pari passu in right of payment with all of our existing and any future senior subordinated debt, including the $200.0 million aggregate principal amount of 9.25% senior subordinated notes due 2013 issued under the indenture dated as of August 12, 2005 (the “Series A Notes”); and

• senior in right of payment to any future subordinated debt.

As of March 31, 2008, we had outstanding indebtedness of approximately $345.9 million, net of applicable discounts. Of this amount, approximately $49.7 million would have ranked senior in right of payment to the new Notes and guarantees, which consisted of $39.5 million outstanding under our revolving credit facility, $8.5 million outstanding under certain borrowing arrangement in place with respect to our Mexico subsidiary, including guarantees of such amounts, and $1.7 million of capital lease obligations.

Optional Redemption	We may redeem some or all of the Notes on or after August 15, 2009 at the redemption prices set forth in this prospectus. At any time prior to August 15, 2009, we may redeem the Notes, in whole or in part, at a price equal to 100% of their outstanding principal amount plus the make-whole premium described under “Description of the New Notes — Optional Redemption.”

In addition, we may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of 109.25% using the proceeds of certain equity offerings completed on or before August 15, 2008. We may make this redemption only if, after the redemption, at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding.

Change of Control	If we sell substantially all of our assets or experience specific kinds of changes of control, we must offer to repurchase the Notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants	The indenture governing the Notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

• incur or guarantee additional indebtedness;

• incur senior subordinated debt;

• make certain restricted payments;

• consolidate or merge with or into other companies;

• conduct asset sales;

• restrict dividends or other payments to us;

• engage in transactions with affiliates or related persons;

• create liens;

• redeem or repurchase capital stock; and

• issue and sell preferred stock in restricted subsidiaries.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the New Notes — Certain Covenants.”

Absence of a Public Market	The new Notes generally will be freely transferable; however, there can be no assurance as to the development or liquidity of any market for the new Notes.

Investment in the Notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to the exchange offer.

RISK FACTORS

Before making an investment decision with respect to the exchange offer you should carefully consider the following risks, as well as the other information contained in this prospectus memorandum, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that the risks and uncertainties described below are the material risks and uncertainties facing us as well as risks related to the exchange offer. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

We depend on ATM transaction fees for substantially all of our revenues, and our revenues would be reduced by a decline in the usage of our ATMs or a decline in the number of ATMs that we operate.

Transaction fees charged to cardholders and their financial institutions for transactions processed on our ATMs, including surcharge and interchange transaction fees, have historically accounted for most of our revenues. We expect that ATM transaction fees, including fees we receive through our bank branding and surcharge-free network offerings, will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results will depend on (i) the continued market acceptance of our services in our target markets, (ii) maintaining the level of transaction fees we receive, (iii) our ability to install, acquire, operate, and retain more ATMs, (iv) continued usage of our ATMs by cardholders, and (v) our ability to continue to expand our surcharge-free offerings. Additionally, it is possible that alternative technologies to our ATM services will be developed and implemented. If such alternatives are successful, we will likely experience a decline in the usage of our ATMs. Moreover, surcharge fees are set by negotiation between us and our merchant partners and could change over time. Further, growth in surcharge-free ATM networks and widespread consumer bias toward such networks could adversely affect our revenues, even though we maintain our own surcharge-free offerings.

During 2007, we saw a decline in the average number of ATMs that we operate in the United States. Such decline, which totaled approximately 1.6% for our consolidated U.S. ATM portfolio, exclusive of ATMs acquired in the 7-Eleven ATM Transaction, is primarily due to customer losses experienced in our merchant-owned ATM business, offset somewhat by new Company-owned ATM locations that were deployed during the year. The decline in ATMs on the merchant-owned side of the business totaled approximately 6.2% during the year ended December 31, 2007, and was due primarily to (i) an internal initiative launched by us to identify and eliminate certain underperforming accounts, (ii) increased competition from local and regional independent ATM service organizations, and (iii) certain network security upgrade requirements.

Although we did not see as significant a decline in the average number of ATMs during the first quarter of 2008, we cannot assure you that our ATM transaction fees will not decline in the future. Accordingly, a decline in usage of our ATMs by ATM cardholders or in the levels of fees received by us in connection with such usage, or a decline in the number of ATMs that we operate, would have a negative impact on our revenues and would limit our future growth.

In the United States, the proliferation of payment options other than cash, including credit cards, debit cards, and stored-value cards, could result in a reduced need for cash in the marketplace and a resulting decline in the usage of our ATMs.

The U.S. has seen a shift in consumer payment trends since the late 1990’s, with more customers now opting for electronic forms of payment (e.g., credit cards and debit cards) for their in-store purchases over traditional paper-based forms of payment (e.g., cash and checks). Additionally, certain merchants are now offering free cash back at the point-of-sale for customers that utilize debit cards for their purchases, thus providing an additional incentive for consumers to use such cards. According to the Study of Consumer Payment Preferences for 2005/2006, as prepared by Dove Consulting and the American Bankers Association, paper-based forms of payment declined from approximately 57% of all in-store payments made in 1999 to

44% in 2005. While most of the increase in electronic forms of payment during this period came at the expense of traditional checks, the use of cash to fund in-store payments declined from 39% in 1999 to 33% in 2001. Although the use of cash has been relatively stable since that date (remaining at roughly 33% of all in-store payments through 2005), continued growth in electronic payment methods (most notably debit cards and stored-value cards) could result in a reduced need for cash in the marketplace and a resulting decline in the usage of our ATMs.

We have incurred substantial losses in the past and may continue to incur losses in the future.

We have incurred net losses in three of the past five fiscal years and incurred a net loss of $4.6 million for the three months ended March 31, 2008. As of March 31, 2008, we had an accumulated deficit of $35.0 million. There can be no guarantee that we will achieve profitability in the future. If we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase such profitability on a quarterly or annual basis.

Interchange fees, which comprise a substantial portion of our ATM transaction revenues, may be lowered at the discretion of the various EFT networks through which our ATM transactions are routed, thus reducing our future revenues.

Interchange fees, which represented approximately 29.3% of our ATM operating revenues for the three months ended March 31, 2008 and 27.8% of our total pro forma ATM operating revenues for the year ended December 31, 2007, are set by the various EFT networks through which our ATM transactions are routed. Accordingly, if such networks decided to lower the interchange rates paid to us for ATM transactions routed through their networks, our future ATM transaction revenues would decline.

We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.

For the three months ended March 31,2008, we derived 44.7% of our total revenues from ATMs placed at the locations of our five largest merchants. For the year ended December 31, 2007, we derived 45.4% of our total pro forma revenues from ATMs placed at the locations of our five largest merchants. For the three months ended March 31, 2008 and the year ended December 31, 2007, our top five merchants (based on our total revenues) were 7-Eleven, CVS, Walgreens, Target, and ExxonMobil. 7-Eleven, which represents the single largest merchant customer in our portfolio, comprised 30.9% of our total revenues for the three months ended March 31, 2008 and 33.0% of our total pro forma revenues for the year ended December 31, 2007. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven and these other four merchants.

The loss of any of our largest merchants, or a decision by any one of them to reduce the number of our ATMs placed in their locations, would decrease our revenues. These merchants may elect not to renew their contracts when they expire. The contracts we have with our top five merchants, as outlined above, have expiration dates of July 20, 2017; January 19, 2012; December 31, 2013; January 31, 2012; and December 31, 2013, respectively. Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If any of our five largest merchants fails to renew its contract upon expiration, or if the renewal terms with any of them are less favorable to us than under our current contracts, it could result in a decline in our revenues and gross profits.

A substantial portion of our future revenues and operating profits will be generated by the 7-Eleven merchant relationship. Accordingly, if 7-Eleven’s financial condition deteriorates in the future and it is required to close some or all of its store locations, or if our ATM placement agreement with 7-Eleven expires or is terminated, our future financial results would be significantly impaired.

7-Eleven is the single largest merchant customer in our portfolio, representing 30.9% of our total revenues for the three months ended March 31, 2008 and 33.0% of our total pro forma revenues for the years ended December 31, 2007. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven. If 7-Eleven’s financial condition were to deteriorate in the future and, as a result, it was required to close a significant number of its domestic store locations, our financial results would be significantly impacted. Additionally, while the underlying ATM placement agreement with 7-Eleven has an initial term of 10 years, we may not be successful in renewing such agreement with 7-Eleven upon the end of that initial term, or such renewal may occur with terms and conditions that are not as favorable to us as those contained in the current agreement. Furthermore, if we fail to satisfy the terms and conditions contained in our ATM placement agreement with 7-Eleven, 7-Eleven has the right to terminate the placement agreement or our exclusive right to provide certain services.

We rely on EFT network providers, transaction processors, armored courier providers, and maintenance providers; if they fail or no longer agree to provide their services, we could suffer a temporary loss of transaction revenues or the permanent loss of any merchant contract affected by such disruption.

We rely on EFT network providers and have agreements with transaction processors, armored courier providers, and maintenance providers and have more than one such provider in each of these key areas. These providers enable us to provide card authorization, data capture, settlement, and ATM cash management and maintenance services to the merchants we serve. Typically, these agreements are for periods of up to two or three years each. If we improperly manage the renewal or replacement of any expiring vendor contract, or if our multiple providers in any one key area failed to provide the services for which we have contracted and disruption of service to our merchants occurs, our relationship with those merchants could suffer. For example, during the first quarter of 2008, our results of operations were negatively impacted by a higher percentage of downtime experienced by our ATMs in the United Kingdom as a result of certain third-party service-related issues and, while we expect such service-related issues to be resolved during 2008, it is likely that such issues will continue to negatively impact the operating results of our United Kingdom operations in the near-term. If such disruption of service is significant or continues longer than anticipated, our relationships with the affected merchants could be negatively impacted. Furthermore, any disruptions in service in any of our markets, whether caused by us or by third party providers, may result in a loss of revenues under certain of our contractual arrangements that contain minimum service-level requirements.

If we, our transaction processors, our EFT networks or other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our in-house EFT processing platform, third-party transaction processors, telecommunications network systems, and other service providers. Accordingly, any significant interruptions could severely harm our business and reputation and result in a loss of revenue. Additionally, if any such interruption is caused by us, especially in those situations in which we serve as the primary transaction processor, such interruption could result in the loss of the affected merchants or damage our relationships with such merchants. Our systems and operations and those of our transaction processors and our EFT network and other service providers could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry, and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions.

Our armored transport business in the United Kingdom exposes us to additional risks beyond those currently experienced by us in the ownership and operation of ATMs.

Our recent decision to create an in-house armored transport operation within the United Kingdom exposes us to significant risks, including the potential for cash-in-transit losses, as well as claims for personal injury, wrongful death, worker’s compensation, punitive damages, and general liability. While we will seek to maintain appropriate levels of insurance to adequately protect us from such risks, there can be no assurance that we will avoid significant future claims or adverse publicity related thereto. Furthermore, there can be no assurance that our insurance coverage will be adequate to cover potential liabilities or that such insurance coverage will remain available at costs that are acceptable to us. The availability of quality and reliable insurance coverage is an important factor in our ability to successfully operate this aspect of our operations. A successful claim brought against us for which coverage is denied or which is in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

If not done properly, the transitioning of our United Kingdom armored transport services from third-party service providers to our own internal operations could lead to service interruptions, which would harm our business and our relationships with our merchants.

We have no prior experience in providing armored transport services to the ATM industry. Accordingly, we have hired, and will continue to hire, additional personnel with experience in running armored transport services, including personnel with the requisite industry and security-related experience. Because this is a new business for us, there is an increased risk that our transition efforts will not be successful, thus resulting in service interruptions for our merchants. Furthermore, if not performed properly, the provisioning of armored transport services to our ATMs could result in such ATMs either running out of cash, thereby resulting in lost transactions and revenues, or having excess cash, thereby unnecessarily increasing our operating costs. Furthermore, if such issues were to occur, it could damage our relationships with the affected merchants, thus negatively impacting our business, financial condition and results of operations.

If not done properly, the transitioning of our ATMs from third-party processors to our own in-house EFT processing platform could lead to service interruptions and/or the inaccurate settlement of funds between the various parties to our ATM transactions, which would harm our business and our relationships with our merchants.

As of March 31, 2008, we had transitioned approximately 20,300 of our Company- and merchant-owned ATMs from third-party processors to our own in-house EFT processing platform, and we expect to have the remainder of the ATMs in our portfolio converted over by December 31, 2008. Historically, we had limited experience in ATM transaction processing and, therefore, hired additional personnel with experience in running an ATM transaction processing operation during 2006 and 2007, including personnel we hired in connection with the 7-Eleven ATM Transaction. Because EFT processing is a relatively new business for us, there is an increased risk that our processing conversion efforts will not be successful, thus resulting in service interruptions for our merchants. Furthermore, if not performed properly, the processing of transactions conducted on our ATMs could result in the inaccurate settlement of funds between the various parties to those transactions and expose us to increased liability.

Security breaches could harm our business by compromising customer information and disrupting our in-house EFT processing services, thus damaging our relationships with our merchant customers and exposing us to liability.

As part of our in-house EFT processing services, we electronically process, store, and transmit sensitive cardholder information utilizing our ATMs. In recent years, companies that process and maintain such cardholder information have been specifically and increasingly targeted by sophisticated criminal organizations in an effort to obtain such information and utilize it for fraudulent transactions. Unauthorized access to our computer systems, or those of our third-party service providers, could result in the theft or publication of such information or the deletion or modification of sensitive records, and could cause interruptions in our operations. While such security risks are mitigated by the use of encryption and other security techniques, any inability to prevent security breaches could damage our relationships with our merchant customers and expose us to liability.

Computer viruses could harm our business by disrupting our ATM transaction processing services, causing non-compliance with network rules and damaging our relationships with our merchant customers.

Computer viruses could infiltrate our systems, thus disrupting our delivery of services and making our applications unavailable. Although we utilize several preventative and detective security controls in our network, any inability to prevent computer viruses could damage our relationships with our merchant customers and cause us to be in non-compliance with applicable network rules and regulations.

Operational failures in our in-house ETF processing facilities could harm our business and our relationships with our merchant customers.

An operational failure in our in-house EFT processing facilities could harm our business and damage our relationships with our merchant customers. Damage or destruction that interrupts our ATM processing services could damage our relationships with our merchant customers and could cause us to incur substantial additional expense to repair or replace damaged equipment. We have installed back-up systems and procedures to prevent or react to such disruptions. However, a prolonged interruption of our services or network that extends for more than several hours (i.e., where our backup systems are not able to recover) could result in data loss or a reduction in revenues as our ATMs would be unable to process transactions. In addition, a significant interruption of service could have a negative impact on our reputation and could cause our present and potential merchant customers to choose alternative ATM service providers.

Errors or omissions in the settlement of merchant funds could damage our relationships with our merchant customers and expose us to liability.

We are responsible for maintaining accurate bank account information for our merchant customers and accurate settlements of funds into these accounts based on the underlying transaction activity. This process relies on accurate and authorized maintenance of electronic records. Although we have certain controls in place to help ensure the safety and accuracy of our records, errors or unauthorized changes to these records could result in the erroneous or fraudulent movement of funds, thus damaging our relationships with our merchant customers and exposing us to liability.

We rely on third parties to provide us with the cash we require to operate many of our ATMs. If these third parties were unable or unwilling to provide us with the necessary cash to operate our ATMs, we would need to locate alternative sources of cash to operate our ATMs or we would not be able to operate our business.

In the United States, we rely on agreements with Bank of America, N.A. (“Bank of America”), Wells Fargo, N.A. (“Wells Fargo”), and Palm Desert National Bank (“PDNB”) to provide us with the cash that we use in approximately 18,000 of our domestic ATMs where cash is not provided by the merchant (“vault cash”). In the United Kingdom, we rely on a vault cash agreement with Alliance & Leicester Commercial Bank (“ALCB”) to provide us with the cash that we use in approximately 2,200 of our U.K. ATMs where cash is not provided by the merchant. Finally, Bansi, S.A. Institucion de Banca Multiple (“Bansi”), a regional bank in Mexico and a minority interest owner in Cardtronics Mexico, is our sole vault cash provider in Mexico and provides us with the cash that we use in approximately 1,200 of our Mexico ATMs. As of March 31, 2008, the balance of vault cash held in our U.S, U.K., and Mexico ATMs was approximately $747.3 million, $164.5 million, and $14.3 million, respectively.

Under our vault cash agreements, we pay a vault cash rental fee based on the total amount of vault cash that we are using at any given time. At all times during this process, legal and equitable title to the cash is held by the cash providers, and we have no access or right to the cash. Each provider has the right to demand the return of all or any portion of its cash at any time upon the occurrence of certain events beyond our control, including certain bankruptcy events of us or our subsidiaries, or a breach of the terms of our cash provider agreements. Our current agreements with Bank of America and Wells Fargo expire in October 2009 and July 2009, respectively. However, Bank of America can terminate its agreement with us upon 360 days prior written notice, and Wells Fargo can terminate its agreement with us upon 180 days prior written notice. Additionally, while our current agreement with ALCB does not expire until January 2009, it contains certain provisions, which, if triggered, may allow ALCB to terminate its agreement with us and demand the return of its cash upon 180 days prior written notice. We recently renewed our agreement with Bansi, which now expires in March 2009.

If our cash providers were to demand return of their cash or terminate their arrangements with us and remove their cash from our ATMs, or if they were to fail to provide us with cash as and when we need it for our ATM operations, our ability to operate these ATMs would be jeopardized, and we would need to locate alternative sources of cash in order to operate these ATMs.

The recent deterioration experienced in global credit markets could have a negative impact on financial institutions that we conduct business with.

We have a significant number of customer and vendor relationships with financial institutions in all of our key markets, including relationships in which those financial institutions pay us for the right to place their brands on our ATMs. Additionally, we rely on a select few financial institution partners to provide us with the vast majority of the cash that we maintain in our Company-owned ATMs. While we have not experienced any significant changes in our relationships with such financial institutions to date, and do not expect any deterioration, the continued turmoil seen in the global credit markets could have a negative impact on those financial institutions and our relationships. In particular, if the liquidity positions of the financial institutions with whom we conduct business were to deteriorate significantly, such institutions may be unable to perform under their existing agreements with us. In the case of our financial institution branding partners, we would likely be required to find alternative financial institutions to brand the ATMs negatively impacted by any contractual defaults that may result from a continued deterioration in global credit markets. If such defaults were to occur, we can provide no guarantee that we would be successful in our efforts to identify new branding partners, or that the underlying economics of any new branding arrangements would be consistent with our current branding arrangements. Furthermore, the current credit environment may make it more difficult for us to negotiate new branding arrangements with financial institutions, or to renew or extend existing branding arrangements on terms and conditions that are acceptable to us. With respect to our vault cash providers, reference is made to the risk factor included immediately above for the potential impact on our business if our financial institution partners were no longer able to meet our ATM vault cash needs.

Changes in interest rates could increase our operating costs by increasing interest expense under our credit facilities and our vault cash rental costs.

Interest on our outstanding indebtedness under our revolving and swing line credit facilities is based on floating interest rates, and our vault cash rental expense is based on market interest rates. As a result, our interest expense and cash management costs are sensitive to changes in interest rates. Vault cash is the cash we use in our machines in cases where cash is not provided by the merchant. We pay rental fees on the average amount of vault cash outstanding in our ATMs under floating rate formulas based on the London Interbank Offered Rate (“LIBOR”) to Bank of America and PDNB in the U.S. and ALCB in the U.K., and based on the federal funds effective rate to Wells Fargo in the U.S. Additionally, in Mexico, we pay a monthly rental fee to our vault cash provider under a formula based on the Mexican Interbank Rate. Although we currently hedge a significant portion of our vault cash interest rate risk related to our domestic operations through December 31, 2012, we may not be able to enter into similar arrangements for similar amounts in the future. Furthermore, we have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in the U.K. or Mexico. Any significant future increases in interest rates could have a negative impact on our earnings and cash flow by increasing our operating costs and expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Disclosure about Market Risk; Interest Rate Risk” included elsewhere in this prospectus.

We maintain a significant amount of cash within our Company-owned ATMs, which is subject to potential loss due to theft or other events, including natural disasters.

As of March 31, 2008, there was approximately $926.1 million in vault cash held in our domestic and international ATMs. Although legal and equitable title to such cash is held by the cash providers, any loss of such cash from our ATMs through theft or other means is typically our responsibility. While we maintain insurance to cover a significant portion of any losses that may be sustained by us as a result of such events, we are still required to fund a portion of such losses through the payment of the related deductible amounts under our insurance policies. Furthermore, increases in the frequency and/or amounts of such thefts and losses could negatively impact our operating results as a result of higher deductible payments and increased insurance premiums. Additionally, damages sustained to our merchant customers’ store locations in connection with any ATM-related thefts, if extensive and frequent enough in nature, could negatively impact our relationships with such merchants and impair our ability to deploy additional ATMs in those locations (or new locations) with those merchants in the future. Finally, affected merchants may request that we permanently remove ATMs from store locations that have suffered damage as a result of any ATM-related thefts, thus negatively impacting our financial results.

The ATM industry is highly competitive and such competition may increase, which may adversely affect our profit margins.

The ATM business is and can be expected to remain highly competitive. While our principal competition comes from national and regional financial institutions, we also compete with other independent ATM companies in the United States and the United Kingdom. Several of our competitors, namely national financial institutions, are larger, more established, and have greater financial and other resources than we do. Our competitors could prevent us from obtaining or maintaining desirable locations for our ATMs, cause us to reduce the surcharge revenue generated by transactions at our ATMs, or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, additional competitors may enter the market. We can offer no assurance that we will be able to compete effectively against these current and future competitors. Increased competition could result in transaction fee reductions, reduced gross margins and loss of market share.

In the United Kingdom, we face competition from several companies with operations larger than our own. Many of these competitors have financial and other resources substantially greater than our U.K. subsidiary.

The election of our merchant customers to not participate in our surcharge-free network offerings could impact the networks’ effectiveness, which would negatively impact our financial results.

Financial institutions that are members of our Allpoint and MasterCard surcharge-free networks pay a fee in exchange for allowing their cardholders to use selected Cardtronics owned and/or managed ATMs on a surcharge-free basis. The success of these networks is dependent upon the participation by our merchant customers in such networks. In the event a significant number of our merchants elect not to participate in such networks, the benefits and effectiveness of the networks would be diminished, thus potentially causing some of the participating financial institutions to not renew their agreements with us, and thereby negatively impacting our financial results.

We may be unable to integrate our recent and future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability.

Our acquisitions involve certain inherent risks to our business, including the following:

•	the operations, technology, and personnel of any acquired companies may be difficult to integrate;

•	the allocation of management resources to consummate these transactions may disrupt our day-to-day business; and

•	acquired networks may not achieve anticipated revenues, earnings or cash flow.

If our acquisitions do not achieve anticipated financial contributions, we may be required to write down the carrying value of the intangible assets associated with any acquired company, which would adversely affect our reported earnings. For example, in 2007, we recorded a $5.1 million pre-tax impairment charge to write-off the unamortized intangible asset value associated with our merchant contract with Target, which we acquired in 2004.

Since April 2001, we have acquired 14 ATM networks and one surcharge-free ATM network. Prior to our E*TRADE Access acquisition in June 2004, we had acquired only the assets of deployed ATM networks, rather than businesses and their related infrastructure. We currently anticipate that our future acquisitions will likely reflect a mix of asset acquisitions and acquisitions of businesses, with each acquisition having its own set of unique characteristics. To the extent that we elect to acquire an existing company or the operations, technology, and personnel of another ATM provider, we may assume some or all of the liabilities associated with the acquired company and face new and added challenges integrating such acquisition into our operations.

Any inability on our part to effectively manage our past or future growth could limit our ability to successfully grow the revenue and profitability of our business.

Our international operations involve special risks and may not be successful, which would result in a reduction of our gross profits.

As of March 31, 2008, approximately 11.6% of our ATMs were located in the United Kingdom and Mexico. During the year ended December 31, 2007, our international ATMs contributed the following to our gross profit measures:

•	22.7% of our gross profits exclusive of depreciation, accretion, and amortization;

•	18.5% of our pro forma gross profits exclusive of depreciation, accretion, and amortization;

•	23.4% of our gross profits inclusive of depreciation, accretion, and amortization; and

•	18.2% of our pro forma gross profits inclusive of depreciation, accretion, and amortization.

We expect to continue to expand in the United Kingdom. and Mexico and potentially into other countries as opportunities arise.

Our international operations are subject to certain inherent risks, including:

•	exposure to currency fluctuations, including the risk that our future reported operating results could be negatively impacted by unfavorable movements in the functional currencies of our international operations relative to the United States dollar, which represents our consolidated reporting currency;

•	difficulties in complying with the different laws and regulations in each country and jurisdiction in which we operate, including unique labor and reporting laws;

•	unexpected changes in laws, regulations, and policies of foreign governments or other regulatory bodies, including changes that could potentially disallow surcharging or that could result in a reduction in the amount of interchange fees received per transaction;

•	difficulties in staffing and managing foreign operations, including hiring and retaining skilled workers in those countries in which we operate; and

•	potentially adverse tax consequences, including restrictions on the repatriation of foreign earnings.

Any of these factors could reduce the profitability and revenues derived from our international operations and international expansion.

Our proposed expansion efforts into new international markets involve unique risks and may not be successful.

We currently plan to expand our operations internationally with a focus on high growth emerging markets, such as those in the Central and Eastern Europe, Central and South America, and Asia-Pacific regions. Because the off-premise ATM industry is relatively undeveloped in these emerging markets, we may not be successful in these expansion efforts. In particular, many of these markets do not currently employ or support an off-premise ATM surcharging model, meaning that we would have to rely on interchange fees as our primary source of revenue. While we have had some success in deploying non-surcharging ATMs in selected markets (most notably in the United Kingdom), such a model requires significant transaction volumes to make it economically feasible to purchase and deploy ATMs. Furthermore, most of the ATMs in these markets are owned and operated by financial institutions, thus increasing the risk that cardholders would be unwilling to utilize an off-premise ATM with an unfamiliar brand. Finally, the regulatory environments in many of these markets are evolving and unpredictable, thus increasing the risk that a particular deployment model chosen at inception may not be economically viable in the future.

We operate in a changing and unpredictable regulatory environment. If we are subject to new legislation regarding the operation of our ATMs, we could be required to make substantial expenditures to comply with that legislation, which may reduce our net income and our profit margins.

With its initial roots in the banking industry, the U.S. ATM industry has always been regulated, if not by individual states, then by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities, and responsibilities of participants in EFT systems. The vast majority of states have few, if any, licensing requirements. However, legislation related to the U.S. ATM industry is periodically proposed at the state and local level. To date, no such legislation has been enacted that materially adversely affects our business. In the United Kingdom, the ATM industry is largely self-regulating. Most ATMs are part of the LINK network and must operate under the network rules set forth by LINK, including complying with rules regarding required signage and screen messages. Additionally, legislation is proposed from time-to-time at the national level, though nothing to date has been enacted that materially affects our business.

Finally, the ATM industry in Mexico has been historically operated by financial institutions. Banco de Mexico supervises and regulates ATM operations of both financial institutions and non-bank ATM deployers. Although, Banco de Mexico’s regulations permit surcharge fees to be charged in ATM transactions, it has not issued specific regulations for the provision of ATM services. In addition, in order for a non-bank ATM deployer to provide ATM services in Mexico, the deployer must be affiliated with Promocion y Operacion S.A. de C.V. (“PROSA-RED”) or E-Global, which are credit card and debit card proprietary networks that transmit information and settle ATM transactions between its participants. As only financial institutions are allowed to be participants of PROSA-RED or E-Global, Cardtronics Mexico entered into a joint venture with Bansi, who is a member of PROSA-RED. As a financial institution, Bansi and all entities in which it participates, including Cardtronics Mexico, are regulated by the Ministry of Finance and Public Credit (“Secretaria de Hacienda y Crédito Público”) and supervised by the Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). Additionally, Cardtronics Mexico is subject to the provisions of the Ley del Banco de Mexico (Law of Banco de Mexico), the Ley de Instituciones de Crédito (Mexican Banking Law), and the Ley para la Transparencia y Ordenamiento de los Servicios Financieros (Law for the Transparency and Organization of Financial Services).

We will continue to monitor all such legislation and attempt, to the extent possible, to prevent the passage of such laws that we believe are needlessly burdensome or unnecessary. If regulatory legislation is passed in any of the jurisdictions in which we operate, we could be required to make substantial expenditures which would reduce our net income.

The passing of legislation banning or limiting surcharge fees would severely impact our revenue.

Despite the nationwide acceptance of surcharge fees at ATMs, consumer activists have from time to time attempted to impose local bans or limits on surcharge fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. However, those efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine, those efforts could receive more favorable consideration than in the past. Any successful legislation banning or limiting surcharge fees could result in a substantial loss of revenues and significantly curtail our ability to continue our operations as currently configured.

In the United Kingdom, the Treasury Select Committee of the House of Commons published a report regarding surcharges in the ATM industry in March 2005. This committee was formed to investigate public concerns regarding the ATM industry, including (1) adequacy of disclosure to ATM customers regarding surcharges, (2) whether ATM providers should be required to provide free services in low-income areas and (3) whether to limit the level of surcharges. While the committee made numerous recommendations to Parliament regarding the ATM industry, including that ATMs should be subject to the Banking Code (a voluntary code of practice adopted by all financial institutions in the U.K.), the U.K. government did not accept the committee’s recommendations. Despite the rejection of the committee’s recommendations, the U.K. government did sponsor an ATM task force to look at social exclusion in relation to ATM services. As a result of the task force’s findings, approximately 600 additional free-to-use ATMs (to be provided by multiple ATM providers) were required to be installed in low income areas throughout the U.K. While this is less than a 2% increase in free-to-use ATMs through the U.K., there is no certainty that other similar proposals will not be made and accepted in the future. If the legislature or another body with regulatory authority in the U.K. were to impose limits on the level of surcharges for ATM transactions, our revenue from operations in the U.K. would be negatively impacted.

In Mexico, surcharging for off-premise ATMs was legalized in late 2003, but was not formally implemented until July 2005. As such, the charging of fees to consumers to utilize off-premise ATMs is a relatively new experience in Mexico. Accordingly, it is too soon to predict whether public concerns over surcharging will surface in Mexico. However, if such concerns were to be raised, and if the applicable legislative or regulatory bodies in Mexico decided to impose limits on the level of surcharges for ATM transactions, our revenue from operations in Mexico would be negatively impacted.

The passing of legislation requiring modifications to be made to ATMs could severely impact our cash flows.

In November 2006, a U.S. District Court Judge ruled that the United States’ currencies (as currently designed) violate the Rehabilitation Act, a law that prohibits discrimination in government programs on the basis of disability, as the paper currencies issued by the U.S. are identical in size and color, regardless of denomination. Under the ruling, the U.S. Treasury Department has been ordered to develop ways in which to differentiate paper currencies such that an individual who is visually-impaired would be able to distinguish between the different denominations. In response to the November 2006 ruling, the Justice Department filed an appeal with the U.S. Court of Appeals for the District of Columbia Circuit, requesting that the decision be overturned on the grounds that varying the size of denominations could cause significant burdens on the vending machine industry and cost the Bureau of Engraving and Printing an initial investment of $178.0 million and up to $50.0 million in new printing plates. In May 2008, the U.S Court of Appeals for the District of Columbia Circuit upheld the November 2006 ruling. While it is still uncertain at this time whether this decision will be appealed to the U.S Supreme Court and what the outcome of that appeals process would be, depending on the specific remediation efforts agreed to, participants in the ATM industry (including us) could be forced to incur significant costs to upgrade current ATM hardware and software components. If required, such capital expenditures could limit our free cash such that we do not have enough cash available for the execution of our growth strategy, research and development costs, or other purposes.

The passing of anti-money laundering legislation could cause us to lose certain merchant accounts and reduce our revenues.

Recent concerns by the U.S. federal government regarding the use of ATMs to launder money could lead to the imposition of additional regulations on our sponsoring financial institutions and our merchant customers regarding the source of cash loaded into their ATMs. In particular, such regulations could result in the incurrence of additional costs by individual merchants who load their own cash, thereby making their ATMs less profitable. Accordingly, some individual merchants may decide to discontinue their ATM operations, thus reducing the number of merchant-owned accounts that we currently manage. If such a reduction were to occur, we would see a corresponding decrease in our revenues.

In connection with the 7-Eleven ATM Transaction, we acquired advanced-functionality Vcom machines with significant potential for providing new services. Failure to achieve market acceptance among users could lead to continued losses from the Vcom Services, which could adversely affect our operating results.

In the 7-Eleven ATM Transaction, we acquired approximately 5,500 ATM machines, including 2,000 advanced-functionality Vcom machines. The advanced functionalities provided by the Vcom machines include check cashing, money transfer, remote deposit capture, and bill payment services (collectively, the “Vcom

Services”). Additional growth opportunities that we believe to be associated with the acquisition of Vcom machines, including the expansion of such services to our existing ATMs, may be impaired if we cannot achieve market acceptance among users of those services.

The Vcom Services generated an operating loss of $1.3 million during the three months ended March 31, 2008 and we have estimated that the Vcom Services generated an operating loss of $6.4 million for the year ended December 31, 2007. However, excluding upfront placement fees, which may not continue in the future, the Vcom Services generated an operating loss of $10.6 million for the year ended December 31, 2007. For the period from our acquisition (July 20, 2007) through December 31, 2007, the Vcom Services generated an operating loss of $5.0 million. By continuing to provide the Vcom Services, we currently expect that we may incur up to $10.0 million in operating losses associated with such services for the first 12-18 months subsequent to the 7-Eleven ATM Transaction. We plan to continue to operate the Vcom terminals and restructure the Vcom operations to improve the financial results of such operations; however, we may be unsuccessful in those efforts, and the future losses associated with the acquired Vcom operations could be significantly higher than those currently estimated, which would negatively impact our future operating results and financial condition. In addition, in the event we decide to terminate the Vcom Services, we may be required to pay up to $1.0 million of contract termination payments, and may incur additional costs and expenses, which could negatively impact our future operating results and financial condition. Finally, to the extent we pursue future advanced-functionality services independent of our Vcom efforts, we can provide no assurance that such efforts will be profitable.

We have identified material weaknesses in our internal control over financial reporting. These material weaknesses, if not corrected, could affect the reliability of our financial statements and have other adverse consequences.

Section 404 of the Sarbanes-Oxley Act of 2002, and the SEC rules with respect thereto, require management of public companies to assess the effectiveness of their internal control over financial reporting annually and to include in their Annual Reports on Form 10-K a management report on that assessment. To that end, our management assessment as of December 31, 2007 has been reflected in our Annual Report on Form 10-K for the year ended December 31, 2007. Additionally, because we are currently a non-accelerated filer, as defined by the SEC, we are not required to include an attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting until we file our Annual Report on Form 10-K for the year ending December 31, 2008. Under Section 404 and the SEC’s rules, a company cannot find that its internal control over financial reporting is effective if any “material weaknesses” exist in its controls over financial reporting. A “material weakness” is a control deficiency, or combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2007, including material weaknesses associated with our control environment over financial reporting, our expenditures and accounts payable cycle, and the controls surrounding end-user developed applications. We have taken, and will continue to take, actions to remediate the material weaknesses and improve the effectiveness of our internal control over financial reporting; however, we cannot assure you that we will be able to correct these material weaknesses by the end of 2008. Any failure in the effectiveness of internal control over financial reporting, if it results in misstatements in our financial statements, could have a material adverse effect on financial reporting or cause us to fail to meet reporting obligations, and could negatively impact investor perceptions.

Our operating results have fluctuated historically and could continue to fluctuate in the future, which could affect our ability to maintain our current market position or expand.

Our operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are beyond our control, including the following:

•	changes in general economic conditions and specific market conditions in the ATM and financial services industries;

•	changes in payment trends and offerings in the markets in which we operate;

•	competition from other companies providing the same or similar services that we offer;

•	the timing and magnitude of operating expenses, capital expenditures, and expenses related to the expansion of sales, marketing, and operations, including as a result of acquisitions, if any;

•	the timing and magnitude of any impairment charges that may materialize over time relating to our goodwill, intangible assets or long-lived assets;

•	changes in the general level of interest rates in the markets in which we operate;

•	changes in regulatory requirements associated with the ATM and financial services industries;

•	changes in the mix of our current services; and

•	changes in the financial condition and credit risk of our customers.

Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. A relatively large portion of our expenses are fixed in the short-term, particularly with respect to personnel expenses, depreciation and amortization expenses, and interest expense. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior periods should not be relied upon as indications of our future performance.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

We have a large amount of goodwill and other intangible assets and are required to perform periodic assessments for any possible impairment for accounting purposes. As of March 31, 2008, we had goodwill and other intangible assets of $360.6 million, or 59.9% of our total assets. We periodically evaluate the recoverability and the amortization period of our intangible assets under accounting principles generally accepted in the United States (“GAAP”). Some of the factors that we consider to be important in assessing whether or not impairment exists include the performance of the related assets relative to the expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and any changes in them could result in an impairment of our goodwill and other intangible assets. In the event that we determine our goodwill or amortizable intangible assets are impaired, we may be required to record a significant charge to earnings in our financial statements, which would negatively impact our results of operations and that impact could be material. For example, during the year ended December 31, 2007, we recorded approximately $5.7 million of impairment charges related to certain previously-acquired merchant contracts, including $5.1 million associated with our previously acquired merchant contract with Target. Other impairment charges in the future may also adversely affect our results of operations.

Risks Related to Our Indebtedness, the New Notes, and the Exchange Offer

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue new Notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.

If you do not exchange your outstanding notes for new Notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer such notes outstanding.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

As of March 31, 2008, we had outstanding indebtedness of approximately $345.9 million, which represents approximately 79.8% of our total capitalization of $433.7 million. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indentures governing our senior subordinated notes and the agreements governing our other indebtedness;

•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions, and adverse changes in government regulation;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs, or other purposes; and

•	place us at a disadvantage compared to our competitors who have less debt.

Any of these factors could materially and adversely affect our business and results of operations. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

Repayment of our debt, including the Notes, is dependent on cash flow generated by our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Therefore, repayment of our indebtedness, including the Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each of our subsidiaries is a distinct legal entity, and under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the Notes limits the ability of our restricted subsidiaries to incur consensual restrictions on their ability to pay dividends or make other inter-company payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

Your right to receive payments on the Notes will be junior to our existing and future senior debt, and the guarantees of the Notes are junior to all of the guarantors’ existing and future senior debt.

The Notes and the guarantees will rank behind all of our and the guarantors’ existing and future senior indebtedness. As of March 31, 2008, the Notes and the guarantees would have been subordinated to $49.7 million of senior indebtedness, which consisted of $39.5 million outstanding under our revolving credit facility, $8.5 million outstanding under certain borrowing arrangement in place with respect to our foreign subsidiaries, including guarantees of such amounts, and $1.7 million of capital lease obligations. As of March 31, 2008, our available borrowing capacity under the credit facility totaled approximately $128.3 million. We are permitted to incur substantial other indebtedness, including senior debt, in the future.

As a result of this subordination, upon any distribution to creditors of our property or the property of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of our senior indebtedness and the holders of the senior indebtedness of the guarantors are entitled to be paid in full in cash before any payment may be made with respect to the Notes or the guarantees. In addition, all payments on the Notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of specified non-payment defaults on designated senior indebtedness. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, the indenture relating to the notes requires that amounts otherwise payable to holders of the Notes in a bankruptcy or similar proceeding be paid instead to holders of senior indebtedness until the holders of senior indebtedness are paid in full. As a result, holders of the Notes may not receive all amounts owed to them and may receive less, ratably, than holders of trade payables and other unsubordinated indebtedness.

Your right to receive payments on these Notes is effectively subordinated to the rights of existing and future creditors of our subsidiaries that are not guarantors on the Notes.

None of our foreign subsidiaries will guarantee the Notes. As a result, holders of the Notes will be effectively subordinated to the indebtedness and other liabilities of these subsidiaries, including trade creditors. Therefore, in the event of the insolvency or liquidation of a foreign subsidiary, following payment by that subsidiary of its liabilities, such subsidiary may not have any remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by any such subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes. For additional details on our non-guarantor subsidiaries, see the notes to our consolidated financial statements included elsewhere in this prospectus.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to pay interest on and principal of the Notes and to satisfy our other debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including our credit agreement and the indenture governing the notes may restrict us from adopting some of these alternatives. Furthermore, neither affiliates of CapStreet II, L.P. and CapStreet Parallel II, L.P. (together with the CapStreet Group, LLC, “CapStreet”) nor affiliates of TA Associates, Inc. (our two largest outside investors) have any obligation to provide us with debt or equity financing in the future. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on our ability to satisfy our obligations in respect of the Notes.

The terms of our credit agreement and the indentures governing our senior subordinated notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our credit agreement and the indentures governing our senior subordinated notes include a number of covenants that, among other items, restrict our ability to:

•	sell or transfer property or assets;

•	pay dividends on or redeem or repurchase stock;

•	merge into or consolidate with any third party;

•	create, incur, assume or guarantee additional indebtedness;

•	create certain liens;

•	make investments;

•	engage in transactions with affiliates;

•	issue or sell preferred stock of restricted subsidiaries; and

•	enter into sale and leaseback transactions.

In addition, we are required by our credit agreement to maintain specified financial ratios and limit the amount of capital expenditures incurred in any given 12-month period. As a result of these ratios and limits, we are limited in the manner in which we conduct our business and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business and prevent us from fulfilling our debt obligations. A failure to comply with the covenants or financial ratios could result in an event of default. In the event of a default under our credit agreement, the lenders could exercise a number of remedies, some of which could result in an event of default under the indentures governing the senior subordinated notes. An acceleration of indebtedness under our credit agreement would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time. If any or all of our debt were to be accelerated, there can be no assurance that our assets would be sufficient to repay any such indebtedness in full. If we are unable to repay outstanding borrowings under our bank credit facility when due the lenders will have the right to proceed against the collateral securing such indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Facilities” included elsewhere in this prospectus for an additional discussion of our financing instruments.

The Notes and the guarantees are not secured by our assets nor those of the guarantors, and the lenders under our credit agreement are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

The Notes and the guarantees will be our and the guarantors’ unsecured obligations. In contrast, our obligations outstanding under our credit agreement are secured by a lien on, and a pledge of substantially all of, our assets, including the stock of our subsidiaries. In addition to contractual subordination, the Notes will be effectively subordinated to this secured debt to the extent of the value of the collateral securing such debt. In addition, we may incur additional secured debt, and the Notes will be effectively subordinated to any such additional secured debt we may incur to the extent of the value of the collateral securing such debt.

Because the Notes and the guarantees will be unsecured obligations, the assets that secure our secured debt will be available to pay obligations on the Notes only after all such secured debt has been repaid in full. Accordingly, your right of repayment may be compromised if any of the following situations occur:

•	we enter into bankruptcy, liquidation, reorganization, or other winding-up proceedings;

•	there is a default in payment under our credit agreement; or

•	there is an acceleration of any indebtedness under our credit agreement.

If any of these events occurs, the secured lenders could sell those of our assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture governing the Notes at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the Notes.

We may not be able to repurchase the Notes upon a change of control.

The indenture governing the Notes will require us to offer to repurchase the Notes when certain change of control events occur. These events include sale of the company transactions, a change in the majority of our Board of Directors, or an event that results in a person or group other than The CapStreet Group, LLC, TA Associates, Inc. or their affiliates owning more than 50% of our outstanding voting securities. If we experience a change of control, you will have the right to require us to repurchase your Notes at a purchase price in cash equal to 101% of the principal amount of your Notes plus accrued and unpaid interest, if any. Our credit agreement provides that certain change of control events (including a change of control as defined in the indenture governing the Notes) constitute a default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under our credit agreement, we could seek a waiver of such default or seek to refinance our credit agreement. In the event we do not obtain such a waiver or refinance our credit agreement, such default could result in amounts outstanding under our credit agreement being declared due and payable. In the event we experience a change of control that results in us having to repurchase the Notes, we may not have sufficient financial resources to satisfy all of our obligations under our credit agreement and the Notes. In addition, the change of control covenant in the indenture does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of the New Notes — Certain Covenants.”

The guarantees may not be enforceable because of fraudulent conveyance laws.

Our existing and certain of our future subsidiaries will guarantee our obligations under the Notes. Our issuance of the Notes and the issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the Notes or a guarantor’s guarantee, or subordinate the Notes or such guarantee to our or the applicable guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when we issued the Notes or when the applicable guarantor entered into its guarantee or, in some states, when payments became due under the Notes or such guarantee, we or the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	were insolvent or rendered insolvent by reason of such incurrence;

•	were engaged in a business or transaction for which one of our or such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or such guarantor would incur, debts beyond our or such guarantor’s ability to pay such debts as they mature.

The court might also void the Notes or a guarantee, without regard to the above factors, if the court found that we issued the Notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, any payment by us or a guarantor pursuant to the Notes or the guarantees could be voided and required to be returned to us, or such guarantor, or to a fund for the benefit of our or such guarantor’s creditors.

A court would likely find that we, or a guarantor, did not receive reasonably equivalent value or fair consideration for the Notes or such guarantee if we, or such guarantor, did not substantially benefit directly or indirectly from the issuance of the Notes. If a court were to void the Notes or a guarantee, you would no longer have a claim against us or the applicable guarantor, as the case may be.

Sufficient funds to repay the Notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or any guarantor, as the case may be.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor, as applicable, would be considered insolvent if:

•	the sum of our or such guarantor’s debts, including contingent liabilities, was greater than the fair saleable value of our or such guarantor’s assets;

•	if the present fair saleable value of our or such guarantor’s assets were less than the amount than would be required to pay our or such guarantor’s probable liability on our or such guarantor’s existing debts, including contingent liabilities, as they become absolute and mature; or

•	we or such guarantor could not pay our or such guarantor’s debts as they become due.

To the extent a court voids the Notes or any of the guarantees as fraudulent transfers or holds the Notes or any of the guarantees unenforceable for any other reason, holders of the Notes would cease to have any direct claim against us or the applicable guarantor. If a court were to take this action, our or the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the Notes.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance in July 2007 of the outstanding notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•	within 240 days after the original issuance of the outstanding notes on July 20, 2007, file a registration statement with the SEC with respect to a registered offer to exchange each outstanding note for a new Note having terms substantially identical in all material respects to such note, except that the New note will not contain terms with respect to transfer restrictions;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 360 days after the original issuance of the outstanding notes;

•	promptly following the effectiveness of the registration statement, offer the new Notes in exchange for surrender of the outstanding notes; and

•	keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.

We have fulfilled the agreements described in the first two of the preceding bullet points and are now offering eligible holders of the outstanding notes the opportunity to exchange their outstanding notes for new Notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The new Notes will be substantially identical to the outstanding notes except that the new Notes will not contain terms with respect to transfer restrictions, registration rights or additional interest.

Under limited circumstances, we agreed to use our best efforts to cause the SEC to declare effective a shelf registration statement for the resale of the outstanding notes. We also agreed to use our best efforts to keep the shelf registration statement effective for up to two years after its effective date. The circumstances include if:

•	a change in law or in applicable interpretations thereof of the staff of the SEC does not permit us to effect the exchange offer; or

•	for any other reason the exchange offer is not consummated within 360 days from July 20, 2007, the date of the original issuance of the outstanding notes; or

•	any of the initial purchasers notify us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for new Notes in the exchange offer; or

•	certain holders are not eligible to participate in the exchange offer, or such holders do not receive freely tradeable securities on the date of the exchange.

We will pay additional cash interest on the applicable outstanding notes, subject to certain exceptions:

•	if either this registration statement or, if we are obligated to file one, a shelf registration statement is not declared effective by the Commission by the date required,

•	if we fail to consummate the exchange offer prior to the date that is 360 days after July 20, 2007, or

•	after this registration statement or a shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses being a “registration default”);

from and including the date on which any such registration default occurs to but excluding the date on which all registration defaults have been cured.

The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.0% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the new Notes.

Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement, or the effectiveness of a succeeding registration statement, as the case may be, the interest rate borne by the Notes from the date of such effectiveness or consummation, as the case may be, will be reduced to the original interest rate. However, if after any such reduction in interest rate, a different registration default occurs, the interest rate may again be increased pursuant to the preceding paragraph.

To exchange your outstanding notes for transferable new Notes in the exchange offer, you will be required to make the following representations:

•	any new Notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new Notes;

•	you are not engaged in and do not intend to engage in the distribution of the new Notes;

•	if you are a broker-dealer that will receive new Notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new Notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

In addition, we may require you to provide information to be used in connection with the shelf registration statement to have your outstanding notes included in the shelf registration statement and benefit from the provisions regarding additional interest described in the preceding paragraphs. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Resale of New Notes

Based on no action letters of the SEC staff issued to third parties, we believe that new Notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new Notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new Notes.

The SEC, however, has not considered the exchange offer for the new Notes in the context of a no action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new Notes, you

•	cannot rely on such interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new Notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new Notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new Notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the new Notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new Notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 12:00 a.m. midnight, New York City time, on the expiration date. We will issue new Notes in principal amount equal to the principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only for new Notes and only in integral multiples of $1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $100,000,000 in aggregate principal amount of the outstanding notes is outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding notes, and to all persons that we can identify as beneficial owners of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes whose holders do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new Notes from us.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connecting with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 12:00 a.m. midnight, New York City time, on July 16, 2008, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may extend the exchange offer and delay acceptance of any outstanding notes by giving written notice of such extension to the holders of the notes. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, by press release on the business day after the previously scheduled expiration date.

If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion to extend the exchange offer and delay accepting for exchange any outstanding notes or to terminate the exchange offer, by giving oral or written notice of such, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner. If we amend the terms of the exchange offer in a material manner or waive any material condition, we will extend the exchange offer period if necessary to provide that at least five business days remain in the offer period following notice of such waver or material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange, or exchange any new Notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus the expiration of the exchange offer in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new Notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. All of these conditions must be satisfied or waived at or before the expiration of the exchange offer. We will give notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes promptly.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion if we waive any conditions we will do so for all holders of the notes. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new Notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

If you have any questions or need help in exchanging your notes, please call the exchange agent whose address and phone number are described in the section of the prospectus entitled “Where You Can Find More Information.”

All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the Notes.

Determinations under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would be, in the opinion of our counsel, unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new Notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 12:00 a.m. midnight, New York City time, on the expiration date,

•	a book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur promptly following the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new Notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new Notes;

•	you are not engaged in and do not intend to engage in the distribution of the new Notes;

•	if you are a broker-dealer that will receive new Notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new Notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn outstanding notes by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange new Notes for your outstanding notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Accounting Treatment

We will record the new Notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected historical consolidated financial and operating data should be read together with “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2003, 2004 and 2005, and the statements of operations data for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2008, and the selected consolidated statements of operations data for the three months ended March 31, 2008 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited balance sheet data as of March 31, 2007 has been derived from our unaudited interim condensed consolidated financial statements for such period, which are not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

						Three Months Ended
	Years Ended December 31,					March 31,
	2003	2004	2005	2006	2007	2007	2008
						(unaudited)
	(in thousands, except share and per share amounts, ratios, and number of ATMs)

Consolidated Statements of Operations Data:
Revenues:
ATM operating revenues	$101,950	$182,711	$258,979	$280,985	$364,071	$71,656	$115,062
Vcom operating revenues	—	—	—	—	1,251	—	1,235
ATM product sales and other revenues	8,493	10,204	9,986	12,620	12,976	2,862	4,278

Total revenues	110,443	192,915	268,965	293,605	378,298	74,518	120,575
Cost of revenues:
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization, shown separately below)(1)	80,286	143,504	199,767	209,850	275,286	54,736	86,832
Cost of Vcom operating revenues	—	—	—	—	6,065	—	2,269
Cost of ATM product sales and other revenues	7,903	8,703	9,681	11,443	11,942	2,797	4,164

Total cost of revenues	88,189	152,207	209,448	221,293	293,293	57,533	93,265

Gross profit	22,254	40,708	59,517	72,312	85,005	16,985	27,310
Operating expenses:
Selling, general, and administrative expenses(2)(3)	7,229	13,571	17,865	21,667	29,357	6,444	8,551
Depreciation and accretion expense	3,632	6,785	12,951	18,595	26,859	6,398	9,082
Amortization expense(4)	3,842	5,508	8,980	11,983	18,870	2,486	4,503

Total operating expenses	14,703	25,864	39,796	52,245	75,086	15,328	22,136

Income from operations	7,551	14,844	19,721	20,067	9,919	1,657	5,174
Other expense:
Interest expense(5)	2,157	5,235	22,426	25,072	31,164	5,892	7,632
Minority interest in subsidiary	—	19	15	(225)	(376)	356	508
Other(6)	106	209	968	(4,761)	1,585	(231)	1,061

Total other expense	2,263	5,463	23,409	20,086	32,373	6,017	9,201

Income (loss) before income taxes	5,288	9,381	(3,688)	(19)	(22,454)	(4,360)	(4,027)
Income tax provision (benefit)	1,955	3,576	(1,270)	512	4,636	(973)	565

Income (loss) before cumulative effect of change in accounting principle	3,333	5,805	(2,418)	(531)	(27,090)	(3,387)	(4,592)
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80(7)	134	—	—	—	—	—	—

Net income (loss)	3,199	5,805	(2,418)	(531)	(27,090)	(3,387)	(4,592)
Preferred stock conversion, dividends and accretion expense(8)	2,089	2,312	1,395	265	36,272	67	—

							Three Months Ended
	Years Ended December 31,						March 31,
	2003	2004		2005	2006	2007	2007	2008
							(unaudited)
	(in thousands, except share and per share amounts, ratios, and number of ATMs)

Net income (loss) available to common stockholders	$1,110	$3,493		$(3,813)	$(796)	$(63,362)	$(3,454)	$(4,592)

Net income (loss) per common share:
Basic	$0.07	$0.20		$(0.27)	$(0.06)	$(4.11)	$(0.25)	$(0.12)

Diluted	$0.06	$0.19		$(0.27)	$(0.06)	$(4.11)	$(0.25)	$(0.12)

Weighted average shares outstanding:
Basic	16,521,361	17,795,073		14,040,353	13,904,505	15,423,744	13,965,875	38,589,878

Diluted	17,262,708	18,855,425		14,040,353	13,904,505	15,423,744	13,965,875	38,589,878

Other Financial Data (unaudited):
Ratio of earnings to fixed charges(9)	1.3x	1.5	x	—	—	—	—	—
Cash flows from operating activities	$21,629	$20,466		$33,227	$25,446	$55,462	$2,642	$(10,325)
Cash flows from investing activities	(29,663)	(118,926)		(139,960)	(35,973)	(202,883)	(9,269)	(26,084)
Cash flows from financing activities	10,404	94,318		107,214	11,192	158,155	5,704	31,855

Operating Data (unaudited):
Total number of ATMs (at period end)	12,021	24,581		26,208	25,259	32,319	25,438	32,577
Total transactions	64,605	111,577		158,851	172,808	246,595	44,449	83,037
Total cash withdrawal transactions	49,859	86,821		118,960	125,078	166,248	31,180	53,890

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,554	$1,412		$1,699	$2,718	$13,439	$1,782	$8,908
Total assets	65,295	197,667		343,751	367,756	591,285	363,572	601,520
Total long-term debt, including current portion	31,371	128,541		247,624	252,895	308,615	263,051	344,170
Preferred stock(10)	21,322	23,634		76,329	76,594	—	76,661	—
Total stockholders’ equity (deficit)	(6,329)	(340)		(49,084)	(37,168)	107,111	(42,185)	87,774

(1)	Excludes depreciation, accretion, and amortization expense of $6.8 million, $11.4 million, $20.6 million, $29.2 million, and $43.1 million for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and $8.5 million and $12.5 million for the three months periods ended March 31, 2007 and 2008, respectively.

(2)	Includes non-cash stock-based compensation totaling $1.6 million, $1.0 million, $2.2 million, $0.8 million, and $1.0 million in 2003, 2004, 2005, 2006, and 2007, respectively, and $0.2 million in each of the three months periods ended March 31, 2007 and 2008, related to options granted to certain employees and a restricted stock grant made to our Chief Executive Officer in 2003. Additionally, the 2004 results include a bonus of $1.8 million paid to our Chief Executive Officer related to the tax liability associated with such grant. See Note 3 to our consolidated financial statements.

(3)	Includes the write-off in 2004 of approximately $1.8 million in costs associated with our decision to not pursue a financing transaction to completion.

(4)	Includes pre-tax impairment charges of $1.2 million, $2.8 million, and $5.7 million in 2005, 2006 and 2007, respectively, and $0.1 million during the three months ended March 31, 2007.

(5)	Includes the write-off of $5.0 million and $0.5 million of deferred financing costs in 2005 and 2006, respectively, as a result of (i) amendments to our existing credit facility and the repayment of our existing term loans in August 2005, and (ii) certain modifications made to our revolving credit facility in February 2006.

(6)	The “Other” line item for the years ended December 31, 2003, 2004, and 2005 and the three months ended March 31, 2008 primarily consists of losses on the disposal of fixed assets that were incurred in conjunction with the deinstallation of ATMs during the period. “Other” in 2006 reflects the recognition of approximately $4.8 million in other income primarily related to settlement proceeds received from Winn-Dixie Stores, Inc. (“Winn-Dixie”), one of our merchant customers, as part of its emergence from bankruptcy, a $1.1 million contract termination payment received from one of our customers, and a $0.5 million payment received from one of our customers related to the sale of a number of its stores to another party, which were partially offset by $1.6 million of losses on the sale or disposal of fixed assets. “Other” in 2007 includes $2.2 million of losses on the disposal of fixed assets during the period, which were partially offset by $0.6 million of gains related to the sale of the Winn-Dixie equity securities, which we received from Winn-Dixie in 2006 as a part of its bankruptcy settlement. Other income for the three months ended March 31, 2007 included $0.6 million in gains on the sale of equity securities awarded to Cardtronics pursuant to the bankruptcy plan of reorganization of Winn-Dixie Stores, Inc., one of the Company’s merchant customers. This amount was partially offset by $0.5 million in losses on the disposal of fixed assets that were incurred in conjunction with the deinstallation of ATMs during the period.

(7)	Reflects the effect of our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. See Note 1(m) to our consolidated financial statements included elsewhere within this prospectus.

(8)	Includes a one-time, non-cash charge of $36.0 million for the year ended December 31, 2007 associated with the conversion of the Company’s Series B redeemable convertible preferred stock into shares of the Company’s common stock in conjunction with the Company’s initial public offering.

(9)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs and the interest portion of lease payments. Earnings were insufficient to cover fixed charges by approximately $5.4 million, $0.2 million, and $22.8 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $4.5 million and $4.0 million for the three months periods ended March 31, 2007 and 2008, respectively.

(10)	The amount reflected on our balance sheet is shown net of issuance costs of $1.4 million as of December 31, 2006. During December 2007, the Company’s Series B Redeemable Convertible Preferred Stock were converted into shares of the Company’s common stock in conjunction with the Company’s initial public offering.

Supplemental Selected Quarterly Financial Information (Unaudited)

Financial information by quarter is summarized below for the quarter ended March 31, 2008 and each of the four quarters in the years ended December 31, 2007 and 2006.

	Quarters Ended
	March 31	June 30	September 30	December 31	Total
	(in thousands, except per share amounts)

2008
Total revenues	$120,575	N/A	N/A	N/A	$120,575
Gross profit (exclusive of depreciation, accretion, and amortization)(1)	27,310	N/A	N/A	N/A	27,310
Net loss and net loss available to common stockholders	(4,592)	N/A	N/A	N/A	(4,592)
Net loss per common share:
Basic	$(0.12)	N/A	N/A	N/A	$(0.12)
Diluted	$(0.12)	N/A	N/A	N/A	$(0.12)
2007
Total revenues	$74,518	$77,239	$110,587	$115,954	$378,298
Gross profit (exclusive of depreciation, accretion, and amortization)(2)	16,985	17,607	24,866	25,547	85,005
Net loss(3)	(3,387)	(5,615)	(10,683)	(7,405)	(27,090)
Net loss available to common stockholders(3)	(3,454)	(5,681)	(10,750)	(43,477)	(63,362)
Net loss per common share(3):
Basic	$(0.25)	$(0.41)	$(0.77)	$(2.22)	$(4.11)
Diluted	$(0.25)	$(0.41)	$(0.77)	$(2.22)	$(4.11)
2006
Total revenues	$69,141	$73,254	$76,365	$74,845	$293,605
Gross profit (exclusive of depreciation, accretion, and amortization)(4)	16,043	18,370	18,980	18,919	72,312
Net income (loss)(5)	(3,124)	769	(327)	2,151	(531)
Net income (loss) available to common stockholders(5)	(3,190)	703	(394)	2,085	(796)
Net income (loss) per common share(5):
Basic	$(0.23)	$0.05	$(0.03)	$0.15	$(0.06)
Diluted	$(0.23)	$0.03	$(0.03)	$0.09	$(0.06)

(1)	Excludes $12.5 million of depreciation, accretion, and amortization for the quarter ended March 31, 2008.

(2)	Excludes $8.5 million, $7.1 million, $15.7 million, and $11.8 million of depreciation, accretion, and amortization for the quarters ended March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007, respectively.

(3)	Includes pre-tax impairment charges of $0.1 million, $5.2 million, and $0.4 million for the quarters ended March 31, 2007, September 30, 2007, and December 31, 2007, respectively, related to certain contract-based intangible assets. Also, the “Net loss available to common stockholders” includes a one-time, non-cash charge of $36.0 million for the quarter ended December 31, 2007 associated with the conversion of the Company’s Series B Redeemable Convertible Preferred Stock into shares of the Company’s common stock in conjunction with the Company’s initial public offering.

(4)	Excludes $8.9 million, $6.6 million, $7.1 million, and $6.6 million of depreciation, accretion, and amortization for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, and December 31, 2006, respectively.

(5)	Includes pre-tax impairment charge of $2.8 million for the quarter ended March 31, 2006 related to certain contract-based intangible assets. Also includes $4.8 million in other income for the quarter ended December 31, 2006 primarily related to settlement proceeds received from Winn-Dixie, one of our merchant customers, as part of its emergence from bankruptcy.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements give effect to the 7-Eleven ATM Transaction and the related financing transactions. The pro forma financial statements do not reflect the impact of our initial public offering completed on December 14, 2007.

On July 20, 2007, we purchased substantially all of the assets of the 7-Eleven Financial Services Business for approximately $137.3 million in cash. That amount included a $1.3 million payment for estimated acquired working capital and approximately $1.0 million in other related closing costs. The acquisition was funded by the sale of $100.0 million 9.25% senior subordinated notes due 2013 — Series B and borrowings under our revolving credit facility. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2007 gives effect to the 7-Eleven ATM Transaction and the related financing transactions as if they occurred on January 1, 2007. No unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2008 has been presented as the effects of the above transactions have been fully reflected in our consolidated statement of operations for such period included elsewhere in this prospectus. Additionally, no unaudited pro forma condensed consolidated balance sheet has been presented as the effects of the above transactions have been fully reflected in our March 31, 2008 and December 31, 2007 consolidated balance sheets included elsewhere in this prospectus. The 7-Eleven ATM Transaction has been accounted for using the purchase method of accounting and, accordingly, the tangible and intangible assets acquired and liabilities assumed in such transaction were recorded at their estimated fair values as of the related acquisition date.

We acquired substantially all of the assets of the 7-Eleven Financial Services Business, which, at the time of our acquisition, operated approximately 3,500 ATMs that allow customers to carry out traditional ATM services and approximately 2,000 Vcom advanced-functionality machines that, in addition to traditional ATM services, provide Vcom Services.

Historically, 7-Eleven has received upfront placement fees from third-party service providers to help fund the development and implementation efforts surrounding the Vcom Services, which have been recognized as revenues in the accompanying historical financial statements of the 7-Eleven Financial Services Business. Although we may attempt to execute similar payment arrangements with the same (or new) service providers in the future, there is no guarantee that we will be successful in doing so. Accordingly, such upfront placement fees may not occur in the future, or may occur at lower levels than those realized historically. Reference is made to Note 1 in the notes to the unaudited pro forma condensed consolidated financial statements for additional information regarding the amount of upfront placement fees that have been recognized in the historical financial statements of the 7-Eleven Financial Services Business.

We currently expect to incur operating losses associated with the Vcom Services portion of the acquired 7-Eleven ATM portfolio within the first 12-18 months subsequent to the acquisition date. By continuing to provide the Vcom Services, we currently expect that we may incur up to $10.0 million in operating losses associated with such services for the first 12-18 months subsequent to the 7-Eleven ATM Transaction. We plan to continue to operate the Vcom terminals and restructure the Vcom operations to improve the financial results of such operations. To that end, we have made significant progress in our restructuring efforts through March 31, 2008, including the relocation and concentration of many of the Vcom units into selected markets and the achievement of significant cost reductions associated with the maintenance and operation of such units. However, if we are ultimately unsuccessful in our restructuring efforts, future losses associated with the acquired Vcom operations could be significantly higher than those currently estimated, which would negatively impact our future operating results and financial condition. In addition, in the event we decide to terminate the Vcom Services, we may be required to pay up to $1.0 million of contract termination payments, and may incur additional costs and expenses, which could negatively impact our future operating results and financial condition.

The unaudited pro forma condensed consolidated statement of operations presented below is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed consolidated statement of operations is presented for illustrative purposes only and is not necessarily indicative of what our results of operations would have been had the 7-Eleven ATM Transaction and the related financing transactions been consummated on the date indicated, nor is it necessarily indicative of what our results of operations will be in future periods. The unaudited pro forma condensed consolidated statement of operations does not contain any adjustments to reflect anticipated changes in operating costs or synergies anticipated as a result of the 7-Eleven ATM Transaction. The unaudited pro forma condensed consolidated statement of operations, and accompanying notes thereto, should be read in conjunction with the historical audited and unaudited financial statements, and accompanying notes thereto, of Cardtronics and the 7-Eleven Financial Services Business, all of which are included elsewhere in this prospectus.

CARDTRONICS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(in thousands)

		7-Eleven
		Financial
		Services
	Cardtronics	Business	Pro Forma
	Historical	(See Note 1)	Adjustments	Notes	Pro Forma

Revenues:
ATM operating revenues	$364,071	$79,313	$—		$443,384
Vcom operating revenues	1,251	8,197	—		9,448
ATM product sales and other revenues	12,976	—	—		12,976

Total revenues	378,298	87,510	—		465,808
Cost of revenues:
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization, shown separately below. See Note 7)	275,286	63,234	(4,389)	2	334,131
Cost of Vcom operating revenues	6,065	9,126	—		15,191
Cost of ATM product sales and other revenues	11,942	—	—		11,942

Total cost of revenues	293,293	72,360	(4,389)		361,264
Gross profit	85,005	15,150	4,389		104,544
Operating expenses:
Selling, general, and administrative expenses	29,357	2,437	—		31,794
Depreciation and accretion expense	26,859	9,739	(6,923)	4	29,675
Amortization expense	18,870	346	4,495	4	23,711

Total operating expenses	75,086	12,522	(2,428)		85,180
Income from operations	9,919	2,628	6,817		19,364
Interest expense, net	31,164	100	7,480	3	38,744
Other expense, net	1,209	—	—		1,209

Income (loss) before income taxes	(22,454)	2,528	(663)		(20,589)
Income tax provision (benefit)	4,636	976	(976)	5	4,636

Net income (loss)	(27,090)	1,552	313		(25,225)
Preferred stock conversion and accretion expense	36,272	—	—		36,272

Net income (loss) available to common stockholders	$(63,362)	$1,552	$313		$(61,497)

Net income (loss) per common share (see Note 6):
Basic	$(4.11)				$(3.99)

Diluted	$(4.11)				$(3.99)

Weighted average shares outstanding:
Basic	15,423,744				15,423,744

Diluted	15,423,744				15,423,744

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

CARDTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) The unaudited pro forma condensed consolidated financial statements combine the historical results of Cardtronics and the 7-Eleven Financial Services Business, and assume, for purposes of the pro forma condensed consolidated statements of operations, that the 7-Eleven ATM Transaction and the related financing transactions all occurred on January 1, 2007.

As discussed elsewhere in this prospectus, on July 20, 2007, we acquired substantially all of the assets associated with the 7-Eleven Financial Services Business, including approximately 3,500 ATMs that allow customers to carry out traditional ATM services and approximately 2,000 advanced-functionality Vcom machines that offer traditional ATM services, as well as some or all of the Vcom Services.

Historically, 7-Eleven has received upfront placement fees from third-party service providers to help fund the development and implementation efforts surrounding the Vcom Services, which have been recognized as revenues in the accompanying historical financial statements of the 7-Eleven Financial Services Business. However, it is uncertain as to whether such payments will occur in the future, or, if they do, whether such payments will occur at levels consistent with those seen in the past. During the year ended December 31, 2007, the 7-Eleven Financial Services Business recognized approximately $4.8 million in revenues associated with such upfront placement fees, approximately $4.2 million of which related to arrangements that ended prior to our acquisition of the 7-Eleven Financial Services Business, and thus will not continue in the future. While we believe we will continue to earn some placement fee revenues related to the acquired 7-Eleven Financial Services Business, we expect those amounts to be substantially less than those earned historically. The exclusion of such fees (which were directly attributable to providing the Vcom Services) would have resulted in lower operating results for the 7-Eleven Financial Services Business.

Excluding the majority of the upfront placement fees, the Vcom Services have historically generated operating losses, including, based upon our analysis, $10.6 million for the year ended December 31, 2007. For the period from the acquisition (July 20, 2007) through December 31, 2007, the Vcom Services generated an operating loss of $5.0 million. Despite these losses, we plan to continue to operate the Vcom terminals and restructure the Vcom operations to improve the financial results of such operations. To that end, we have made significant progress in our restructuring efforts through March 31, 2008, including the relocation and concentration of many of the Vcom units into selected markets and the achievement of significant cost reductions associated with the maintenance and operation of such units. However, if we are ultimately unsuccessful in our restructuring efforts, future losses associated with the acquired Vcom operations could be significantly higher than those currently estimated, which would negatively impact our future operating results and financial condition. In addition, in the event we decide to terminate the Vcom Services, we may be required to pay up to $1.0 million of contract termination payments, and may incur additional costs and expenses, which could negatively impact our future operating results and financial condition.

CARDTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

(2) The reported amounts reflect the financing of and the preliminary allocation of the purchase price for the 7-Eleven ATM Transaction. Such acquisition was financed primarily through the issuance and sale of $100.0 million 9.25% senior subordinated notes due 2013 — Series B (the “Series B Notes”), and additional borrowings under our amended revolving credit facility. Our estimate of the total purchase price is summarized as follows (in thousands):

Total cash consideration	$135,000
Working capital adjustment and other related closing costs	2,312

Total estimated purchase price of acquisition	$137,312

The total purchase price has been allocated on a preliminary basis as follows (in thousands):
Current assets	$13,260
Property and equipment	22,588
Intangible assets:
Customer contracts and relationships	78,000
Goodwill	62,191
Current liabilities	(19,540)
Other non-current liabilities	(19,187)

Total purchase price of acquisition	$137,312

The purchase price allocation reflected above includes $7.8 million and $11.7 million of additional other current liabilities and other long-term liabilities, respectively, related to certain unfavorable equipment leases and an operating contract assumed as part of the 7-Eleven ATM Transaction. The pro forma statement of operations includes expense reductions of $6.0 million for the pro forma year ended December 31, 2007, associated with the amortization of these liabilities to reduce the corresponding ATM operating expense amounts to fair value. Although these adjustments will serve to reduce the Company’s future expenses recorded for the cost of ATM operating revenues, the Company will still be required to pay the higher rates stipulated in the assumed leases and contract for the remaining terms of such agreements, the substantial majority of which expire in 2009. Such adjustments are considered to be preliminary and thus, may change materially once the valuation of the acquired assets and assumed liabilities is finalized, and the final purchase price allocation is completed.

(3) The reported amounts reflect the issuance and sale of the Series B Notes and additional borrowings under our amended credit facility, which were utilized to fund the 7-Eleven ATM Transaction. The unaudited pro forma condensed consolidated statement of operations assumes such debt was issued or borrowed on January 1, 2007.

CARDTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

The debt capitalization structure assumed to be outstanding for all periods presented in the above pro forma financial statements is as follows (in thousands):

$200.0 million 9.25% senior subordinated notes due 2013 issued in August 2005, net of the related discount	$198,851
$100.0 million 9.25% senior subordinated notes due 2013 — Series B issued in July 2007, net of the related discount	97,000
Revolving credit facility (including additional borrowings to fund the 7-Eleven ATM Transaction)	102,954
Other long-term and current debt obligations, including capital lease obligations	6,881

Total pro forma debt	$405,686

On December 14, 2007, the Company completed its initial public offering of 12,000,000 shares of common stock at a price of $10.00 per share. The net proceeds from the offering were approximately $110.1 million and were used to pay down amounts previously outstanding under the Company’s revolving credit facility. The effects of such pay down have been reflected in the historical financial statements of Cardtronics, Inc. included in the accompanying pro forma financial statements for the period from December 14, 2007, the initial public offering date, through December 31, 2007. However, as discussed in more detail below, the interest savings realized by the Company for such period have not been reflected in the final pro forma interest expense amounts.

For purposes of computing the interest expense amounts associated with the above debt structure, a weighted-average rate of 9.03% has been utilized. Assuming an increase of 25 basis points in the floating borrowing rate under our revolving credit facility, pro forma interest expense would have increased by $257,000 for the years ended December 31, 2007 and 2006.

CARDTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

The following reconciliation provides additional details behind the pro forma interest expense adjustment reflected in the accompanying unaudited pro forma condensed consolidated statement of operations (in thousands):

Interest expense associated with the senior subordinated notes issued in August 2005 ($198.9 million at an effective interest rate of 9.4%)	$18,620
Interest expense associated with the Series B Notes issued in July 2007 ($97.0 million at an effective interest rate of 9.5%)	9,250
Interest expense associated with the pro forma revolving credit facility balance ($103.0 million at an effective interest rate of 7.8%)	8,030
Interest expense associated with other indebtedness, including acquired capital lease obligations	721
Amortization of deferred financing costs associated with the Series B Notes issued in July 2007 and amended revolving credit facility ($1.7 million and $0.4 million amortized on a straight-line basis over 6 years and 5 years, respectively)	353
Amortization of discount associated with the Series B Notes issued in July 2007	500
Amortization of deferred financing costs associated with the senior subordinated notes issued in August 2005 and revolving credit facility	1,270

Pro forma interest expense	38,744
Elimination of the historical interest expense of Cardtronics, Inc. and the 7-Eleven Financial Services Business	(31,264)

Pro forma interest expense adjustment	$7,480

The pro forma interest expense amount reflected above does not reflect the use of the $110.1 million in net proceeds received by the Company as part of its initial public offering on December 14, 2007. Such proceeds, which were utilized to the pay down substantially all of the Company’s outstanding revolving credit facility borrowings on such date, resulted in approximately $0.4 million in interest expense savings for the period from December 14, 2007 through December 31, 2007.

Reference is made to Note 13, Long-term Debt, in the accompanying audited consolidated financial statements of Cardtronics, Inc. included elsewhere in this prospectus for a schedule of the Company’s outstanding debt maturities as of December 31, 2007.

(4) The reported amounts reflect the adjustments to the historical depreciation and amortization expense resulting from the effects of the purchase price allocations associated with the 7-Eleven ATM Transaction. The acquired tangible assets were assumed to have a weighted-average remaining useful life of approximately 5.0 years and are being depreciated on a straight-line basis over such period of time. The acquired intangible customer contract/relationships are estimated to have a ten year life and are being amortized over such period on a straight-line basis, consistent with our past practice. The reported amounts also reflect the depreciation and accretion amounts related to our estimated asset retirement obligations associated with the acquired ATMs and Vcom terminals.

(5) The adjustment to income taxes reflects rates of 0.0% for our U.S. and Mexico operations and 28.0% for our U.K. operations. Additionally, during the year ended December 31, 2007, we determined that a valuation allowance of approximately $4.8 million, net of amounts provided for current year benefits, should be established for our net deferred tax asset amounts in the U.S. due to uncertainties surrounding our ability to utilize the related tax benefits in future periods. For our Mexico operations, all current and deferred tax

CARDTRONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

benefits accruing to such operations have been fully reserved for due to the uncertain future utilization of such benefits.

(6) The share and per share information gives effect to the 7.9485 to 1 stock split that occurred in conjunction with our initial public offering in December 2007.

(7) The Company presents “Cost of ATM operating revenues” and “Gross profit” within its consolidated financial statements exclusive of depreciation, accretion and amortization. For the pro forma year ended December 31, 2007, the total depreciation, accretion, and amortization excluded from cost of ATM operating revenues and gross profit is $50.8 million. This amount includes the depreciation and accretion related to assets under capital leases.

(8) Our Series B Redeemable Convertible Preferred Stock converted into shares of our common stock in conjunction with our initial public offering in December 2007. Of the 929,789 shares of Series B Redeemable Convertible Preferred Stock outstanding prior to the initial public offering, 894,568 shares held by TA Associates converted into 12,259,286 shares of common stock (on a split-adjusted basis) based on the $10.00 initial public offering price and the terms of our shareholders agreement.

In connection with the above assumed conversion, the total amount of our outstanding common stock and Series B Redeemable Convertible Preferred Stock prior to the initial public offering (on both a converted and split-adjusted basis) remained the same. Accordingly, the incremental shares received by TA Associates in connection with the above assumed beneficial conversion totaled approximately $36.0 million in value based on the $10.00 initial public offering price per share. Such amount was reflected as a reduction of our net income (or an increase in our net loss) available to common shareholders immediately upon the conversion of TA Associates’ Series B Redeemable Convertible Preferred Stock and the completion of our initial public offering in the fourth quarter of 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based on management’s current expectations, estimates, and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of numerous factors, including those we discuss under Risk Factors. Additionally, you should read the following discussion together with the financial statements and the related notes included elsewhere in this prospectus.

Our discussion and analysis includes the following:

•	Overview of Business

•	Recent Events

•	Results of Operations

•	Liquidity and Capital Resources

•	Critical Accounting Policies and Estimates

•	New Accounting Pronouncements

•	Commitments and Contingencies

•	Disclosure about Market Risk

We have also included a discussion of the 7-Eleven ATM Transaction and the related financing transactions that occurred in 2007 in certain portions of the following sections in order to provide some detail on the impact such transactions are expected to have on our results of operations and liquidity and capital resource requirements. In some cases, certain unaudited pro forma financial and operational information has been presented herein as if the 7-Eleven ATM Transaction occurred on January 1, 2006. Such unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial or operational results would have been had the 7-Eleven ATM Transaction been consummated on such date. Such unaudited pro forma information should be read in conjunction with our historical audited financial statements, and accompanying notes thereto, as well as our unaudited pro forma financial statements, each of which are included elsewhere within this prospectus.

Overview of Business

As of March 31, 2008, we operated a network of approximately 32,600 ATMs throughout the United States, the United Kingdom, and Mexico. Our extensive ATM network is strengthened by multi-year contractual relationships with a wide variety of nationally and internationally-known merchants pursuant to which we operate ATMs in their locations. We deploy ATMs under two distinct arrangements with our merchant partners: Company-owned and merchant-owned.

Company-owned Arrangements.  Under a Company-owned arrangement, we own or lease the ATM and are responsible for controlling substantially all aspects of its operation. These responsibilities include what we refer to as first line maintenance, such as replacing paper, clearing paper or bill jams, resetting the ATM, any telecommunications and power issues, or other maintenance activities that do not require a trained service technician. We are also responsible for what we refer to as second line maintenance, which includes more complex maintenance procedures that require trained service technicians and often involve replacing component parts. In addition to first and second line maintenance, we are responsible for arranging for cash, cash loading, supplies, transaction processing, telecommunications service, and all other services required for the operation of the ATM, other than electricity. We typically pay a fee, either periodically, on a per-transaction basis or a combination of both, to the merchant on whose premises the ATM is physically located. We operate a limited number of our Company-owned ATMs on a merchant-assisted basis. In these arrangements, we own the ATM and provide all transaction processing services, but the merchant generally is responsible for providing and loading cash for the ATM and performing first line maintenance.

Typically, we deploy ATMs under Company-owned arrangements for our national and regional merchant customers. Such customers include 7-Eleven, Chevron, Costco, CVS/Pharmacy, Duane Reade, ExxonMobil, Hess Corporation, Rite Aid, Safeway, Sunoco, Target, and Walgreens in the United States; Alfred Jones, Martin McColl, McDonalds, The Noble Organisation, Odeon Cinemas, Punch Taverns, Spar, Tates, and Vue Cinemas in the United Kingdom; and OXXO in Mexico. Because Company-owned locations are controlled by us (i.e., we control the uptime of the machines), are usually located in major national chains, and are thus more likely candidates for additional sources of revenue such as bank branding, they generally offer higher transaction volumes and greater profitability, which we consider necessary to justify the upfront capital cost of installing such machines. As of March 31, 2008, we operated over 21,500 ATMs under Company-owned arrangements.

Merchant-owned Arrangements.  Under a merchant-owned arrangement, the merchant owns the ATM and is responsible for its first-line maintenance and the majority of the operating costs; however, we generally continue to provide all transaction processing services, second-line maintenance, 24-hour per day monitoring and customer service, and, in some cases, retain responsibility for providing and loading cash. We typically enter into merchant-owned arrangements with our smaller, independent merchant customers. In situations where a merchant purchases an ATM from us, the merchant normally retains responsibility for providing cash for the ATM. Because the merchant bears more of the costs associated with operating ATMs under this arrangement, the merchant typically receives a higher fee on a per-transaction basis than is the case under a Company-owned arrangement. In merchant-owned arrangements under which we have assumed responsibility for providing and loading cash and/or second line maintenance, the merchant receives a smaller fee on a per-transaction basis than in the typical merchant-owned arrangement. As of March 31, 2008, we operated approximately 11,100 ATMs under merchant-owned arrangements.

In the future, we expect the percentage of our Company-owned and merchant-owned arrangements to continue to fluctuate in response to the mix of ATMs we add through internal growth and acquisitions. While we may continue to add merchant-owned ATMs to our network as a result of acquisitions and internal sales efforts, our focus for internal growth will remain on expanding the number of Company-owned ATMs in our network due to the higher margins typically earned and the additional revenue opportunities available to us under Company-owned arrangements.

In-house Electronic Funds Transfer (“EFT”) Processing Operations.  In the fourth quarter of 2006, we began developing our own in-house EFT processing platform that provides us with the ability to control the processing of transactions conducted on our network of ATMs. Our in-house EFT processing operations provide us with the ability to control the content of the information appearing on the screens of our ATMs, which should in turn serve to increase the types of products and services that we will be able to offer to financial institutions. For example, with the ability to control screen flow, we expect to be able to offer customized branding solutions to financial institutions, including one-to-one marketing and advertising services at the point of transaction. While our in-house EFT processing operations are focused on controlling the flow and content of information on the ATM screen, we will continue to rely on third party service providers to handle the generic back-end connections to the EFT networks and various fund settlement and reconciliation processes for our Company-owned accounts. However, we expect that this move will provide us with future operational cost savings in terms of lower overall processing costs once our conversion efforts are completed.

As of March 31, 2008, we had converted approximately 20,300 of our Company- and merchant-owned ATMs from third party processors to our in-house EFT processing platform, including the ATMs in our United Kingdom portfolio and our advanced-functionality financial self-service kiosks, which are branded as “Vcom” terminals. Additionally, we are processing transactions for 675 ATMs owned by a third party who has engaged us to serve as the processor for a portion of its ATM portfolio. During 2007, we incurred $2.4 million in costs associated with our efforts to transition our current network of ATMs over to our in-house EFT processing platform, and we incurred $0.2 million during the first quarter of 2008. We currently expect to spend an additional $0.8 million this year to complete this conversion.

Components of Revenues, Cost of Revenues, and Expenses

Revenues

We derive our revenues primarily from providing ATM services and, to a lesser extent, from branding arrangements, surcharge-free network offerings, sales of ATM equipment, and now, as a result of the 7-Eleven ATM Transaction, the provision of advanced-functionality services conducted at our Vcom terminals. We have historically classified revenues into two primary categories: ATM operating revenues and ATM product sales and other revenues. However, as a result of the 7-Eleven ATM Transaction, we now have a separate category, Vcom operating revenues, for the advanced-functionality services provided through the acquired Vcom terminals.

ATM Operating Revenues.  We present revenues from ATM services, branding arrangements, and surcharge-free network offerings as “ATM operating revenues” in our consolidated statements of operations. These revenues include the fees we earn per transaction on our network, fees we generate from bank branding arrangements and our surcharge-free networks, and fees earned from providing certain maintenance services. Our revenues from ATM services have increased rapidly in recent years due to the acquisitions we completed since 2001, as well as through internal expansion of our existing and acquired ATM networks. We expect that our ATM operating revenues will significantly increase in 2008 as a result of the 7-Eleven ATM Transaction and the deployment of additional Company-owned ATMs in the U.K. and Mexico.

ATM operating revenues primarily consist of the three following components: (1) surcharge revenue, (2) interchange revenue, and (3) branding and surcharge-free network revenue.

•	Surcharge revenue. A surcharge fee represents a convenience fee paid by the cardholder for making a cash withdrawal from an ATM. Surcharge fees often vary by the type of arrangement under which we place our ATMs and can vary widely based on the location of the ATM and the nature of the contracts negotiated with our merchants. In the future, we expect that surcharge fees per surcharge-bearing transaction will vary depending upon negotiated surcharge fees at newly-deployed ATMs, the roll-out of additional branding arrangements, and future negotiations with existing merchant partners, as well as our ongoing efforts to improve profitability through improved pricing. For those ATMs that we own or operate on surcharge-free networks, we do not receive surcharge fees related to cash withdrawal transactions from cardholders who are participants of such networks, but rather we receive interchange and branding revenues (as discussed below.) Surcharge fees in the United Kingdom are typically higher than the surcharge fees charged in the United States. In Mexico, surcharge fees are generally less than those charged in the United States.

•	Interchange revenue. An interchange fee is a fee paid by the cardholder’s financial institution for the use of an ATM owned by another operator and the applicable EFT network that transmits data between the ATM and the cardholder’s financial institution. We typically receive a majority of the interchange fee paid by the cardholder’s financial institution, with the remaining portion being retained by the EFT network. In the United States and Mexico, interchange fees are earned not only on cash withdrawal transactions but on any ATM transaction, including balance inquiries, transfers, and surcharge-free transactions. In the United Kingdom, interchange fees are earned on all ATM transactions other than surcharge-bearing cash withdrawals. Interchange fees are set by the EFT networks and vary according to EFT network arrangements with financial institutions, as well as the type of transaction. Such fees are typically lower for balance inquiries and fund transfers and higher for cash withdrawal transactions.

•	Branding and surcharge-free network revenue. Under a bank branding agreement, ATMs that are owned and operated by us are branded with the logo of and operated as if they were owned by the branding financial institution. Customers of the branding institution can use those machines without paying a surcharge, and, in exchange, the financial institution pays us a monthly per-machine fee for such branding. Historically, this type of branding arrangement has resulted in an increase in transaction levels at the branded ATMs, as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. Additionally, although we forego the surcharge fee on ATM transactions by the branding institution’s customers, we continue to earn interchange fees on those transactions along with the monthly branding fee, and typically enjoy an increase in surcharge-bearing transactions from users who are not customers of the branding institution as a result of having a bank brand on our ATMs. Overall, based on the above, we believe a branding arrangement can substantially increase the profitability of an ATM versus operating the same machine in an unbranded mode. Fees paid for branding an ATM vary widely within our industry, as well as within our own operations. We expect that this variance in branding fees will continue in the future. However, because our strategy is to set branding fees at levels well above that required to offset lost surcharge revenue, we do not expect any such variance to cause a decrease in our total revenues.

A surcharge-free network is an arrangement which allows a financial institution’s customers to use the majority of the ATMs in our network on a surcharge-free basis. We currently operate two such networks: our nationwide surcharge-free Allpoint network, of which we are the owner and largest member, and our MasterCard surcharge-free network. Under the Allpoint surcharge-free network, each participating financial institution pays us a fixed fee per cardholder to participate in the network. Under the MasterCard surcharge-free network, we receive a fee from MasterCard for each surcharge-free withdrawal transaction conducted on our network. These fees are meant to compensate us for the loss of surcharge revenues. Although we forego surcharge revenues on those transactions, we do continue to earn interchange revenues. We believe that many of these surcharge-free transactions represent cash withdrawal transactions from cardholders who have not previously utilized the underlying ATMs, with increased transaction counts more than offsetting the foregone surcharge. Consequently, we believe that our surcharge-free network arrangements enable us to profitably operate in that portion of the ATM transaction market that does not involve a surcharge.

In addition to our Allpoint and MasterCard networks, the ATMs and Vcom machines that we acquired in the 7-Eleven ATM Transaction participate in the CO-OP® network, the nation’s largest surcharge-free network devoted exclusively to credit unions. Additionally, the Vcom machines located in 7-Eleven stores are under an arrangement with Financial Services Center Cooperative, Inc. (“FSCC”), a cooperative service organization that provides shared branching services for credit unions, to provide virtual branching services through the Vcom machines for members of the FSCC network.

The following table sets forth, on a historical and pro forma basis, information on our surcharge, interchange, branding and surcharge-free networks fees, and other revenues per withdrawal transaction for the periods indicated. The pro forma information presented below assumes the 7-Eleven ATM Transaction occurred effective January 1, 2007 but excludes any revenues and transactions associated with the Vcom advanced-functionality services for such periods.

					Three Months Ended
				Pro Forma	March 31,
	2005	2006	2007	2007	2008

Per withdrawal transaction(1):
Surcharge revenue(2)	$1.52	$1.52	$1.36	$1.31	$1.22
Interchange revenue(3)	0.56	0.55	0.59	0.59	0.63
Branding and surcharge-free network revenue(4)	0.06	0.13	0.21	0.21	0.26
Other revenue(5)	0.04	0.05	0.03	0.03	0.03

Total ATM operating revenues	$2.18	$2.25	$2.19	$2.14	$2.14

(1)	Amounts are calculated based on total cash withdrawal transactions, including surcharge cash withdrawal transactions and surcharge-free cash withdrawal transactions.

(2)	Excluding surcharge-free cash withdrawal transactions, per transaction amounts would have been $1.70, $1.80, and $1.88 for the years ended December 31, 2005, 2006, and 2007, respectively, $1.86 for the pro forma year ended December 31, 2007, and $1.88 for the three months ended March 31, 2008.

(3)	Amounts calculated based on total interchange revenues earned on all ATM transaction types, including withdrawals, balance inquiries, transfers, and surcharge-free transactions.

(4)	Amounts include all bank branding and surcharge-free network revenues, the majority of which are not earned on a per-transaction basis.

(5)	Amounts include other miscellaneous ATM operating revenues.

The following table breaks down, on a historical and pro forma basis, our total ATM operating revenues into the various components for the years indicated:

					Three Months Ended
				Pro Forma	March 31,
	2005	2006	2007	2007	2008

Surcharge revenue	69.9%	67.5%	62.0%	61.0%	57.1%
Interchange revenue	25.7	24.5	26.8	27.8	29.3
Branding and surcharge-free network revenue	2.6	6.0	9.7	10.0	12.4
Other revenue	1.8	2.0	1.5	1.2	1.2

Total ATM operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Vcom Operating Revenues.  The 7-Eleven ATM Transaction initially provided us with approximately 2,000 advanced-functionality financial self-service kiosks referred to as “Vcom” terminals that, in addition to standard ATM services, offer more sophisticated financial services, including check cashing, money transfer, remote deposit capture, and bill payment services. The substantial majority of the historical revenues from the Vcom Services consisted of upfront placement fees, which represented upfront payments from third-party service providers associated with providing certain of the advanced-functionality services. Most of these fees were payments received by 7-Eleven from a telecommunications provider. Such fees were amortized to revenues over the underlying contractual period, and there are no more significant payments due to us under these contracts. Therefore, in order for such placement fees to be received in the future, new contracts must be negotiated, but such negotiation is not assured. Accordingly, the percentage of Vcom operating revenues related to placement fees are expected to be considerably lower in the future.

ATM Product Sales and Other Revenues.  We present revenues from the sale of ATMs and other non-transaction based revenues as “ATM product sales and other revenues” in our consolidated statements of operations. These revenues consist primarily of sales of ATMs and related equipment to merchants operating under merchant-owned arrangements, as well as sales under our value-added reseller (“VAR”) program with NCR. While we expect to continue to derive a portion of our revenues from direct sales of ATMs in the future, we expect that this source of revenue will not comprise a substantial portion of our total revenues in future periods.

Cost of Revenues

Our cost of revenues primarily consists of those costs directly associated with transactions completed on our ATM network. These costs, which are incurred to handle transactions completed on both our ATM and Vcom terminals, include merchant fees, processing fees, cost of cash, communications expense, repairs and maintenance expense, and direct operations expense. To a lesser extent, cost of revenues also includes those costs associated with the sales of ATMs. The following is a description of our primary cost categories:

Merchant Fees.  We pay our merchants a fee that depends on a variety of factors, including the type of arrangement under which the ATM is placed and the number of transactions at that ATM. For the three months ended March 31, 2008 and the year ended December 31, 2007, merchant fees represented 34.7% and 36.5%, respectively, of our ATM operating revenues.

Processing Fees.  Although we are in the process of transitioning our Company-owned and merchant-owned ATMs onto our in-house EFT processing platform, we continue to pay fees to third-party vendors for processing transactions originated at ATMs in our network that have not been transitioned to our platform. These vendors, which include Star Systems, Fiserv, Lynk, and Elan Financial Services in the United States, LINK and Euronet in the United Kingdom, and PROSA-RED in Mexico, communicate with the cardholder’s financial institution through EFT networks to gain transaction authorization and to settle transactions. As we have converted most of our domestic Company-owned ATMs over to our own in-house EFT processing platform, all of our Vcom terminals, and all of our U.K. ATMs, we expect to see a slight reduction in our overall processing costs on a go-forward basis. However, the ATMs acquired in the 7-Eleven Transaction will not be converted over to our in-house processing platform until 2010, as we have a contract with a third party to provide the transaction processing services for these machines through December 2009. For the three months ended March 31, 2008 and the year ended December 31, 2007, processing fees represented 2.5% and 2.9%, respectively, of our ATM operating revenues.

Cost of Cash.  Cost of cash includes all costs associated with the provision of cash for our ATMs, including fees for the use of cash, armored courier services, insurance, cash reconciliation, associated wire fees, and other costs. As the fees we pay under our contracts with our vault cash providers are based on market rates of interest, changes in interest rates affect our cost of cash. In order to limit our exposure to increases in interest rates, we have entered into a number of interest rate swaps on varying amounts of our current and anticipated outstanding domestic ATM cash balances through 2010. For the three months ended March 31, 2008 and the year ended December 31, 2007, cost of cash represented 19.7% and 19.0%, respectively, of our ATM operating revenues.

Communications.  Under our Company-owned arrangements, we are responsible for expenses associated with providing telecommunications capabilities to the ATMs, allowing the ATMs to connect with the applicable EFT network. For the three months ended March 31, 2008 and the year ended December 31, 2007, communications costs represented 3.4% and 3.2%, respectively, of our ATM operating revenues.

Repairs and Maintenance.  Depending on the type of arrangement with the merchant, we may be responsible for first and/or second line maintenance for the ATM. We typically use third parties with national operations to provide these services. Our primary maintenance vendors are Diebold, NCR, and Pendum. For the three months ended March 31, 2008 and the year ended December 31, 2007, repairs and maintenance expense represented 7.7% and 7.0%, respectively, of our ATM operating revenues.

Direct Operations.  These expenses consist of costs associated with managing our ATM network, including expenses for monitoring the ATMs, program managers, technicians, and customer service representatives.

Cost of Equipment Revenue.  In connection with the sale of equipment to merchants and value-added resellers, we incur costs associated with purchasing equipment from manufacturers, as well as delivery and installation expenses.

We define variable costs as those incurred on a per transaction basis. Processing fees and the majority of merchant fees fall under this category. Processing fees and merchant fees accounted for 49.3% and 52.2% of our cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization related to ATMs and ATM-related assets) for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively, and 52.9% for the year ended December 31, 2007 on a pro forma basis for the 7-Eleven ATM Transaction. Therefore, we estimate that 50.7% and 47.8% of our cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization related to ATMs and ATM-related assets) for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively, and 47.1% for the year ended December 31, 2007 on a pro forma basis is generally fixed in nature, meaning that any significant decrease in transaction volumes would lead to a decrease in the profitability of our ATM service operations, unless there were an offsetting increase in per-transaction revenues or decrease in our fixed costs. We currently exclude depreciation, accretion, and amortization from ATMs and ATM-related assets from our cost of ATM revenues. However, the inclusion of such costs would have increased the percentage of our cost of ATM operating revenues that we consider fixed in nature by approximately 6.2% for the three months ended March 31, 2008, 7.1% for the year ended December 31, 2007, and 7.0% for the year ended December 31, 2007 on a pro forma basis.

The profitability of any particular ATM location, and of our entire ATM services operation, is driven by a combination of surcharge, interchange, and branding and surcharge-free network revenues, as well as the level of our related costs. Accordingly, material changes in our average surcharge fee or average interchange fee may be offset by branding revenues, surcharge-free network fees, or other ancillary revenues, or by changes in our cost structure. Because a variance in our average surcharge fee or our average interchange fee is not necessarily indicative of a commensurate change in our profitability, you should consider these measures only in the context of our overall financial results.

Indirect Operating Expenses

Our indirect operating expenses include general and administrative expenses related to administration, salaries, benefits, advertising and marketing, depreciation and accretion of the ATMs, ATM-related assets, and other assets that we own, amortization of our acquired merchant contracts and other amortizable intangible assets, and interest expense related to borrowings under our revolving credit facility and our $300.0 million in senior subordinated notes. We depreciate our capital equipment on a straight-line basis over the estimated life of such equipment and amortize the value of acquired intangible assets over the estimated lives of such assets.

Recent Events

7-Eleven ATM Transaction.  In July 2007, the Company acquired the 7-Eleven Financial Services Business for approximately $137.3 million in cash. The acquisition included approximately 5,500 ATMs located in 7-Eleven stores throughout the United States, of which approximately 2,000 are Vcom machines that are capable of providing more sophisticated financial services, such as check cashing, money transfer, remote deposit capture, and bill payment services (collectively, the “Vcom Services”). Additionally, in connection with the 7-Eleven ATM Transaction, we entered into a placement agreement that provides us with, subject to certain conditions, a 10-year exclusive right to operate all ATMs and Vcom terminals in 7-Eleven locations throughout the United States, including any new stores opened or acquired by 7-Eleven.

The operating results of our United States segment now include the results of the traditional ATM operations of the 7-Eleven Financial Services Business, including the traditional ATM activities conducted on the Vcom terminals. Additionally, as a result of the different functionality provided by the Vcom terminals, and the expected continued near-term operating losses associated with providing the Vcom Services, such operations have been identified as a separate reporting segment. Because of the significance of this acquisition, our operating results for the three months ended March 31, 2008 will not be comparable to our historical results for the three months ended March 31, 2007. In particular, our revenues and gross profits will be substantially higher, but these increased revenue and gross profit amounts will initially be substantially offset by higher operating expense amounts, including higher selling, general, and administrative expenses associated with running the combined operations. In addition, depreciation, accretion, and amortization expense amounts are significantly higher as a result of the tangible and intangible assets recorded as part of the acquisition.

Merchant-owned Account Attrition.  In 2006 and 2007, we experienced significant attrition rates among our smaller merchant-owned customers in the United States. While part of the attrition was due to our initiative to identify and either restructure or eliminate certain underperforming merchant-owned accounts, an additional driver of this attrition was local and regional independent ATM service organizations that were targeting our smaller merchant-owned accounts upon the termination of the merchant’s contracts with us, or upon a change in the merchant’s ownership, which can be a common occurrence. Accordingly, we launched a second initiative to identify and retain those merchant-owned accounts where we believed it made economic sense to do so. Our retention efforts have been successful, as evident in the fact that the attrition of approximately 750 ATMs in 2007 was significantly lower than the attrition of over 1,900 experienced in 2006.

In the first quarter of 2008, our U.S. merchant-owned portfolio declined by over 550 machines, over 90% of which was the result of the EFT networks’ mandate that all ATMs be compliant with a relatively new data encryption standard (“Triple-DES”). Rather than incurring the costs to update or replace their existing machines to be Triple-DES compliant, merchants with lower transacting ATMs decided to dispose of their ATMs. Specifically, the machines lost during the first quarter of 2008 due to Triple-DES were performing, on average, less than 120 cash withdrawal transactions per month during 2007, which is significantly lower than the approximately 285 cash withdrawal transactions per month that our U.S. merchant-owned ATMs averaged as a whole during the same period. Excluding the impact of Triple-DES, attrition levels significantly declined during the first quarter. Despite this decline, we cannot predict whether we will continue to see reduced attrition rates in the future or whether our retention efforts will be continue to be successful. Furthermore, because of our efforts to eliminate certain underperforming accounts, we may continue to experience a downward trend in our merchant-owned account base in future periods.

Results of Operations

The following table sets forth our statement of operations information as a percentage of total revenues for the periods indicated. Percentages may not add due to rounding.

				Three Months Ended
	Years Ended December 31,			March 31,
	2005	2006	2007	2007	2008

Revenues:
ATM operating revenues	96.3%	95.7%	96.2%	96.2%	95.4%
Vcom operating revenues	—	—	0.3	—	1.0
ATM product sales and other revenues	3.7	4.3	3.4	3.8	3.5

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization, shown separately below)(1)	74.3	71.5	72.8	73.5	72.0
Cost of Vcom operating revenues	—	—	1.6	—	1.9
Cost of ATM product sales and other revenues	3.6	3.9	3.2	3.8	3.5

Total cost of revenues	77.9	75.4	77.5	77.2	77.4

Gross profit	22.1	24.6	22.5	22.8	22.6
Operating expenses:
Selling, general, and administrative expenses	6.6	7.4	7.8	8.6	7.1
Depreciation and accretion expense	4.8	6.3	7.1	8.6	7.5
Amortization expense(2)	3.3	4.1	5.0	3.3	3.7

Total operating expenses	14.8	17.8	19.8	20.6	18.4

Income from operations	7.3	6.8	2.6	2.2	4.3
Other (income) expense:
Interest expense, net	8.3	8.5	8.2	8.4	6.8
Minority interest in subsidiary	—	(0.1)	(0.1)	(0.2)	—
Other	0.4	(1.6)	0.4	(0.2)	0.9

Total other expense	8.7	6.8	8.6	8.1	7.6

Loss before income taxes	(1.4)	—	(5.9)	(5.9)	(3.3)
Income tax expense (benefit)	(0.5)	0.2	1.2	(1.3)	0.5

Net loss	(0.9)%	(0.2)%	(7.2)%	(4.5)%	(3.8)%

(1)	Excludes effects of depreciation, accretion, and amortization expense of $20.6 million, $29.2 million, and $43.1 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $8.5 million and $12.5 million for the three months periods ended March 31, 2007 and 2008, respectively. The inclusion of this depreciation, accretion, and amortization expense in “Cost of ATM operating revenues” would have increased our Cost of ATM operating revenues as a percentage of total revenues by 7.7%, 9.9%, and 11.4% for the years ended December 31, 2005, 2006, and 2007, respectively, and 10.3% and 11.4% for the three months ended March 31, 2008 and 2007, respectively.

(2)	Includes pretax impairment charges of $1.2 million, $2.8 million, and $5.7 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $0.1 million during the three months ended March 31, 2007.

Key Operating Metrics

We rely on certain key measures to gauge our operating performance, including total transactions, total cash withdrawal transactions, ATM operating revenues per ATM per month, and ATM operating gross profit margin. The following table sets forth information regarding certain of these key measures for the periods indicated.

				Three Months Ended
	Years Ended December 31,			March 31
	2005	2006	2007	2007	2008

Average number of transacting ATMs:
United States: Company-owned	10,521	11,265	11,563	11,542	12,182
United States: Merchant-owned	14,604	13,016	11,632	11,843	10,947
United States: 7-Eleven Financial Services Business(1)	—	—	2,585	—	5,672
United Kingdom	1,039	1,194	1,718	1,419	2,252
Mexico	—	303	784	424	1,422

Total average number of transacting ATMs	26,164	25,778	28,282	25,228	32,475

Total transactions (in thousands)	156,851	172,808	246,595	44,449	83,037
Total cash withdrawal transactions (in thousands)	118,960	125,078	166,248	31,180	53,890
Average monthly cash withdrawal transactions per average transacting ATM	379	404	490	412	553
Per ATM per month:
ATM operating revenues	$825	$908	$1,073	$947	$1,181
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)(2)	636	678	811	723	891

ATM operating gross profit(2)(3)	$189	$230	$262	$224	$290

ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization)(4)	22.9%	25.3%	24.4%	23.6%	24.5%
ATM operating gross profit margin (inclusive of depreciation, accretion, and amortization)(5)	14.9%	14.9%	12.5%	11.7%	13.7%

(1)	The 2007 year-to-date average for the 7-Eleven Financial Services Business represents the 12-month average of ATMs and Vcom terminals under Cardtronics’ ownership. The low figure is due to the fact that Cardtronics did not acquire the portfolio until July 20, 2007. The actual average number of transacting ATMs from the acquisition date to December 31, 2007 was 5,602.

(2)	Excludes effects of depreciation, accretion, and amortization expense of $20.6 million, $29.2 million, and $43.1 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $8.5 million and $12.5 million for the three months ended March 31, 2007 and 2008, respectively. The inclusion of this depreciation, accretion, and amortization expense in “Cost of ATM operating revenues” would have increased our cost of ATM operating revenues per ATM per month and decreased our ATM operating gross profit per ATM per month by $66, $94, and $127 for the years ended December 31, 2005, 2006, and 2007, respectively, and $112 and $128 for the three months ended March 31, 2007 and 2008, respectively.

(3)	ATM operating gross profit is a measure of profitability that uses only the revenue and expenses that related to operating the ATMs. The revenue and expenses from ATM equipment sales, Vcom Services, and other ATM-related services are not included.

(4)	The increase in ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization) in 2006 when compared to 2005 is due to the increases in revenues associated with the Company’s bank and network branding initiatives, increased surcharge rates in selected merchant retail locations, and higher gross profit margins associated with our United Kingdom portfolio of ATMs (which was acquired in May 2005). The decrease in ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization) in 2007 when compared to 2006 is primarily the result of higher vault cash costs and costs incurred in connection with our Triple-DES upgrade and in-house EFT processing conversion costs. The increase in ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization) for the three months ended March 31, 2008 when compared to three months ended March 31, 2007 is primarily the result of the 7-Eleven ATM Transaction, as the acquired ATM operations earned higher gross margin percentages than our pre-existing operations during the quarter.

(5)	The decrease in ATM operating gross profit margin (inclusive of depreciation, accretion, and amortization) in 2007 when compared to 2006 and 2005 is primarily due to higher vault cash costs, the incremental costs incurred in connection with our Triple-DES upgrade and in-house EFT processing conversion efforts, higher depreciation and accretion expense associated with recent ATM deployments in the United Kingdom and Mexico, which have yet to achieve the higher consistent recurring transaction levels seen in our more mature ATMs, and $5.7 million of incremental amortization expense related to intangible asset impairments recorded in 2007. The increase in ATM operating gross profit margin (inclusive of depreciation, accretion, and amortization) for the three months ended March 31, 2008 when compared to three months ended March 31, 2007 is primarily the result of the 7-Eleven ATM Transaction, as the acquired ATM operations earned higher gross margin percentages than our pre-existing operations during the quarter.

Three Months Ended March 31, 2007 and 2008

Revenues

	Three Months Ended
	March 31,
	2007	2008	% Change
	(in thousands)

ATM operating revenues	$71,656	$115,062	60.6%
Vcom operating revenues	—	1,235	—
ATM product sales and other revenues	2,862	4,278	49.5%

Total revenues	$74,518	$120,575	61.8%

ATM operating revenues.  ATM operating revenues generated during the three months ended March 31, 2008 increased $43.4 million over the three months ended March 31, 2007. Below is a detail, by geographic segment, of changes in the various components of ATM operating revenues:

	2007 to 2008 Variance
	U.S.	U.K.	Mexico	Total
		(in thousands)

Surcharge revenue	$15,977	$2,226	$1,130	$19,333
Interchange revenue	13,086	2,469	626	16,181
Branding and surcharge-free network revenue	7,874	—	1	7,875
Other	16	1	—	17

Total increase in ATM operating revenues	$36,953	$4,696	$1,757	$43,406

United States.  During the three months ended March 31, 2008, our United States operations experienced a $37.0 million, or 63.5%, increase in ATM operating revenues over the same period in 2007. The majority of this increase was attributable to the 7-Eleven ATM Transaction, as the acquired 7-Eleven Financial Services Business generated $19.3 million of surcharge revenue, $12.7 million of interchange revenue, and $4.1 million of branding and surcharge-free network revenue during the first quarter of 2008. Also contributing to the increase in ATM operating revenues were the branding activities of our pre-existing domestic operations, which generated $3.8 million in incremental bank branding and surcharge-free network fees in 2008 when compared to 2007. These incremental revenues were a result of additional branding and surcharge-free network agreements entered into with financial institutions during 2007.

The overall increase in ATM operating revenues from the acquired 7-Eleven Financial Services Business and our pre-existing domestic branding and surcharge-free network operations were partially offset by lower surcharge and interchange revenues associated with our pre-existing domestic operations. During the first quarter of 2008, our merchant-owned base experienced a $2.8 million decline in surcharge revenues and a $0.6 million decline in interchange revenue when compared to the same period in 2007. These declines were primarily a result of the decline in the average number of transacting merchant-owned ATMs in the United States, as discussed in “Recent Events — Merchant-owned Account Attrition” above. Additionally, surcharge revenues from our Company-owned base declined by $0.6 million during 2007, primarily as a result of a shift in revenues from surcharge-based fees to surcharge-free branding and network fees due to the additional branding and surcharge-free network arrangements entered into with financial institutions during 2007.

United Kingdom.  Our United Kingdom operations also contributed to the higher ATM operating revenues for the three months ended March 31, 2008, as the surcharge and interchange revenues earned in this segment during 2008 increased by 21.2% and 100.6%, respectively, over the same period in 2007. These incremental revenues were primarily driven by the increase in the average number of transacting ATMs in the United Kingdom, which increased from 1,419 ATMs during the first quarter of 2007 to 2,252 ATMs during the first quarter of 2008, due to additional ATM deployments. However, the increase in revenues was lower than originally anticipated due to lower than expected surcharge transaction levels during the first quarter of 2008. The primary factor contributing to this decline was certain service-related issues associated with one of our third-party armored cash providers. As a result of certain issues stemming from the merger-integration of two of our third-party armored cash providers in late 2007, our ATMs in the United Kingdom experienced a higher percentage of downtime due to cash outages during the fourth quarter of 2007 and the first quarter of 2008. Although we have recently seen a decline in the number of resulting cash outages and expect that the service-related issues will be resolved during the latter half of 2008, it is likely that such issues will continue to somewhat negatively impact the operating results of our United Kingdom operations in the near term. Additionally, it should be noted that we have taken a number of steps to help mitigate the negative impact of these third-party service issues on our ongoing operations. In particular, we are in the process of establishing our own in-house armored courier operation, which we expect will formally commence operations in the third quarter of 2008. Such operation will initially service the cash needs of approximately 300 of our ATMs located throughout the London metropolitan area. While this operation is not expected to provide significant initial cost savings, we do anticipate that it will alleviate some of the aforementioned third-party armored cash service-related issues.

Despite the above factors that are negatively impacting transaction levels of our United Kingdom ATMs, overall transaction-based revenues have increased as transaction levels at recently-deployed ATMs continue to mature and reach consistent monthly transaction levels.

Mexico.  Our Mexico operations further contributed to the increase in ATM operating revenues as a result of the increase in the average number of transacting ATMs associated with these operations, which rose from 424 during the first quarter of 2007 to 1,422 during the first quarter of 2008 as a result of additional ATM deployments throughout 2007 and in the first quarter of 2008.

Vcom operating revenues.  We acquired our advanced-functionality (or Vcom) operations as a part of the 7-Eleven ATM Transaction in July 2007. The Vcom operating revenues generated during the first quarter of 2008 were primarily comprised of check cashing fees. Although the revenues generated by our Vcom operations during the most recent quarter were nominal, we expect that revenues from these operations will increase in the future as we continue our efforts to restructure these operations. We have undertaken a relocation project to concentrate our Vcom terminals in 13 selected markets within the U.S. Such relocations, which we expect to complete in the third quarter of 2008, will allow us to advertise the availability of the advanced-functionality services to consumers within those markets to increase awareness, which we expect will result in an increased number of advanced-functionality transactions being conducted on those machines.

ATM product sales and other revenues.  ATM product sales and other revenues for the three months ended March 31, 2008 were higher than those generated during the same period in 2007 due to higher VAR program sales, higher equipment sales, and higher service call income resulting from Triple-DES security upgrades performed in the United States.

Cost of Revenues

	Three Months Ended
	March 31,
	2007	2008	% Change
	(in thousands)

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)	$54,736	$86,832	58.6%
Cost of Vcom operating revenues	—	2,269	—
Cost of ATM product sales and other revenues	2,797	4,164	48.9%

Total cost of revenues (exclusive of depreciation, accretion, and amortization)	$57,533	$93,265	62.1%

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization).  The cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred during the three months ended March 31, 2008 increased $32.1 million over the same period in 2007. Below is a detail, by geographic segment, of changes in the various components of the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization):

	2007 to 2008 Variance
	U.S.	U.K.	Mexico	Total
		(in thousands)

Merchant commissions	$10,344	$1,873	$565	$12,782
Cost of cash	7,641	1,997	440	10,078
Repairs and maintenance	3,713	111	138	3,962
Direct operations	1,784	420	89	2,293
Communications	1,227	445	81	1,753
Processing fees	592	453	183	1,228

Total increase in cost of ATM operating revenues	$25,301	$5,299	$1,496	$32,096

United States.  During the three months ended March 31, 2008, the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred by our United States operations increased $25.3 million over the cost incurred during the same period in 2007. This increase was primarily the result of the 7-Eleven ATM Transaction, as the ATM operations of the acquired 7-Eleven Financial Services Business incurred $25.7 million of expenses during the first quarter of 2008, including $12.8 million of merchant fees, $6.8 million in costs of cash, $3.0 million of repairs and maintenance costs, $1.1 million in communication costs, and $1.1 million of processing fees. The $25.7 million of incremental expenses generated by the ATM operations of the acquired 7-Eleven Financial Services Business is net of $2.0 million of amortization expense related to the liabilities we recorded in connection with the acquisition to value certain unfavorable operating leases and an operating contract assumed as a part of the 7-Eleven ATM Transaction. For additional details related to these liabilities, see Note 2 to our consolidated financial statements included elsewhere in this .

Our pre-existing United States operations also contributed to the higher cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization), including (i) $1.5 million of additional employee-related costs directly allocable to our pre-existing domestic operations as a result of our decision to hire additional personnel during 2007 to focus on our initiatives, and (ii) $0.8 million of higher costs of cash due to higher armored courier costs as a result of the increase in the number of Company-owned machines. Offsetting these increases in costs were lower merchant fees associated with our pre-existing domestic operations, which decreased $2.5 million when compared to the same period in 2007 primarily due to the year-over-year decline in the number of domestic merchant-owned ATMs (further discussed in “Recent Events — Merchant-owned Account Attrition” above) and the related surcharge revenues.

United Kingdom.  During the three months ended March 31, 2008, our United Kingdom operations contributed to the increase in the cost of ATM operating revenues with such costs increasing $5.3 million over the same period in 2007. These increases were primarily due to higher costs of cash and merchant payments, which resulted from the increased number of ATMs operating in the United Kingdom during the first quarter of 2008 compared to the same period in 2007. Additionally, due to the aforementioned third-party armored cash service-related issues, we maintained higher cash balances in our ATMs within the United Kingdom during the first quarter of 2008 in an effort to minimize the amount of downtime caused by such service disruptions, thus contributing to the overall year-over-year increase in our cost of cash amounts.

Mexico.  Our Mexico operations further contributed to the increase in the cost of ATM operating revenues as a result of the increase in the average number of transacting ATMs associated with our Mexico operations and the increased number of transactions conducted on our machines during the first quarter of 2008 compared to the first quarter of 2007.

Cost of Vcom operating revenues.  The cost of Vcom operating revenues incurred during the first quarter of 2008 was primarily related to costs of cash as well as communication and maintenance expense related to the Vcom Services provided by our advanced-functionality operations.

Cost of ATM product sales and other revenues.  The cost of ATM product sales and other revenues increased by $1.4 million during the three months ended March 31, 2008 compared to the same period in 2007. On a percentage basis, this 48.9% increase is consistent with the 49.5% increase in ATM product sales and other revenues during the period. As noted in “— Revenues — ATM product sales and other revenues” above, we had higher VAR program sales, higher equipment sales, and higher service call income resulting from Triple-DES security upgrades performed in the United States during the first quarter of 2008 compared to the same period in 2007.

Gross Profit Margin

	2007	2008

ATM operating gross profit margin:
Exclusive of depreciation, accretion, and amortization	23.6%	24.5%
Inclusive of depreciation, accretion, and amortization	11.7%	13.7%
Vcom operating gross profit margin	—	(83.7)%
ATM product sales and other revenues gross profit margin	2.3%	2.7%
Total gross profit margin:
Exclusive of depreciation, accretion, and amortization	22.8%	22.6%
Inclusive of depreciation, accretion, and amortization	11.4%	12.3%

ATM operating gross profit margin.  For the three months ended March 31, 2008, ATM operating gross profit margin exclusive of depreciation, accretion, and amortization increased 0.9% and ATM operating gross profit margin inclusive of depreciation, accretion, and amortization increased 2.0% when compared to the same period in 2007. Such increases were primarily the result of the 7-Eleven ATM Transaction, as the acquired ATM operations earned higher gross margin percentages than our pre-existing operations during the quarter. Partially offsetting the positive impact of the 7-Eleven ATM Transaction were our United Kingdom operations, which experienced lower gross margins due to the significant number of ATM deployments that occurred in our United Kingdom operations during the latter half of 2007, as many of those ATMs are still in the process of achieving consistent recurring monthly transaction levels. Furthermore, our gross profit margin continued to be negatively impacted by a higher percentage of downtime experienced by our ATMs in the United Kingdom as a result of the previously discussed third-party armored cash service-related issues. While we expect such service-related issues to be resolved during the latter half of 2008, it is likely that such issues will continue to negatively impact the operating results of our United Kingdom operations in the near-term.

ATM product sales and other revenues gross profit margin.  For the three months ended March 31, 2008, our ATM product sales and other revenues gross profit margin increased by 0.4%, primarily as a result of the substantial completion of our Triple-DES upgrade efforts. Because all ATMs operating on the EFT networks were required to be Triple-DES compliant by the end of 2007 and early 2008, we saw an increase during 2007 in the number of ATM sales associated with the Triple-DES upgrade process. However, in certain circumstances, we sold the machines at little or, in some cases, negative margins in exchange for renewals of the underlying ATM operating agreements. As a result, gross margins associated with our ATM product sales and other activities were negatively impacted during 2007 and the early part of 2008. However, we expect such margins to improve slightly during the remainder of 2008 now that the Triple-DES compliance upgrade process has been completed.

Selling, General, and Administrative Expenses

	Three Months Ended
	March 31,
	2007	2008	% Change
	(in thousands)

Selling, general, and administrative expenses	$6,238	$8,350	33.9%
Stock-based compensation	206	201	(2.4)%

Total selling, general, and administrative expenses	$6,444	$8,551	32.7%

Percentage of total revenues:
Selling, general, and administrative expenses	8.4%	6.9%
Stock-based compensation	0.3%	0.2%
Total selling, general, and administrative expenses	8.6%	7.1%

Selling, general, and administrative expenses (“SG&A expenses”), excluding stock-based compensation.  For the three months ended March 31, 2008, SG&A expenses, excluding stock-based compensation, increased $2.1 million over the same period in 2007. This increase was attributable to our United States operations, which experienced an increase of $2.2 million, or 44.2%, in the first quarter of 2008 when compared to the same period in 2007, including a $1.2 million increase in employee-related costs, primarily on the sales and marketing side of our business and the employees assumed in connection with the 7-Eleven ATM Transaction, and a $0.4 million increase in professional fees, primarily as a result of our ongoing compliance efforts with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

While our SG&A expenses are expected to continue to increase on an absolute basis as a result of our future growth initiatives, we expect that such costs will remain relatively consistent, as a percentage of total revenues, with the levels seen during the first quarter of 2008.

Depreciation and Accretion Expense

	Three Months Ended March 31,
	2007	2008	% Change
	(in thousands)

Depreciation expense	$6,172	$8,687	40.7%
Accretion expense	226	395	74.8%

Depreciation and accretion expense	$6,398	$9,082	42.0%

Percentage of total revenues:
Depreciation expense	8.3%	7.2%
Accretion expense	0.3%	0.3%
Total depreciation and accretion expense	8.6%	7.5%

Depreciation expense.  For the three months ended March 31, 2008, depreciation expense increased by $2.5 million over the same period in 2007. This increase was primarily attributable to the 7-Eleven ATM Transaction, which resulted in an additional $1.6 million of depreciation related to the acquired ATMs, Vcom terminals, and other assets. Included within the $1.6 million is the amortization of assets associated with the capital leases assumed in the acquisition. Also contributing to the year-over-year increase was our United Kingdom and Mexico operations, which recognized additional depreciation of $1.3 million and $0.3 million, respectively, during the first quarter of 2008 due to the deployment of additional ATMs under Company-owned arrangements. Partially offsetting these increases was lower depreciation related to the ATMs associated with our pre-existing domestic operations, as we recognized $1.6 million in accelerated depreciation expense during the first quarter of 2007 related to certain ATMs that were to be deinstalled early as a result of contract terminations and our Triple-DES security compliance efforts.

Accretion expense.  We account for our asset retirement obligations in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 143, Accounting for Asset Retirement Obligations, which requires that we estimate the fair value of future retirement obligations associated with our ATMs, including the anticipated costs to deinstall, and in some cases refurbish, certain merchant locations. Accretion expense represents the increase of this liability from the original discounted net present value to the amount we ultimately expect to incur. Accretion expense for the three months ended March 31, 2008 increased over the same period in 2007 due to the increase in the number of machines deployed under Company-owned arrangements.

In the future, we expect that our depreciation and accretion expense will continue to grow in proportion to the increase in the number of ATMs we own and deploy throughout our Company-owned portfolio.

Amortization Expense

	Three Months Ended March 31,
	2007	2008	% Change
	(in thousands)

Amortization expense	$2,486	$4,503	81.1%
Percentage of total revenues	3.3%	3.7%

For the three months ended March 31, 2008, amortization expense, which is primarily comprised of amortization of intangible merchant and branding contracts/relationships associated with our past acquisitions, increased by 81.1% when compared to the same period in 2007. This increase in amortization was the result of our acquisition of the 7-Eleven Financial Services Business, which resulted in an additional $2.0 million in incremental amortization expense during the period associated with the intangible assets recorded in connection with the acquisition.

Interest Expense, Net

	Three Months Ended March 31,
	2007	2008	% Change
	(in thousands)

Interest expense, net	$5,892	$7,632	29.5%
Amortization of deferred financing costs and bond discounts	356	508	42.7%

Total interest expense, net	$6,248	$8,140	30.3%

Percentage of revenues	8.4%	6.8%

Interest expense, net.  Interest expense, excluding the amortization of deferred financing costs and bond discounts, increased by $1.7 million during the three months ended March 31, 2008 when compared to the same period in 2007. The majority of the increase was due to our issuance of $100.0 million in Series B Notes in July 2007 to partially finance the 7-Eleven ATM Transaction. This issuance resulted in $2.3 million of additional interest expense during the first quarter of 2008, excluding the amortization of the related discount and deferred financing costs. Partially offsetting the incremental interest associated with our Series B Notes were lower average outstanding balances under our revolving credit facility for the first quarter of 2008 compared to the first quarter of 2007. Also contributing to the year-over-year decrease in interest expense was the overall decrease in the level of floating interest rates under our revolving credit facility.

Amortization of deferred financing costs and bond discounts.  The increase in the amortization of deferred financing costs and bond discounts during the first quarter of 2008 was a result of the additional financing costs incurred in connection with the Series B Notes and amendments made to our revolving credit facility in May 2007 to modify the interest rate spreads on outstanding borrowings and other pricing terms and in July 2007 as part of the 7-Eleven ATM Transaction.

Other Expense (Income)

	Three Months Ended
	March 31,
	2007	2008	% Change
	(in thousands)

Minority interest	$(112)	$—	(100.0)%
Other expense (income)	(119)	1,061	(991.6)%

Total other expense (income)	$(231)	$1,061	(559.3)%

Percentage of revenues	(0.3)%	0.9%

Other expense for the three months ended March 31, 2008 was primarily comprised of losses on the disposal of fixed assets that were incurred in conjunction with the deinstallation of ATMs during the period. For the three month period ended March 31, 2007, the $0.2 million of other income was primarily attributable to the sale of the equity securities awarded to the Company in 2006 pursuant to the bankruptcy plan of reorganization for Winn-Dixie Stores, Inc., one of the Company’s merchant customers, which resulted in total gains of $0.6 million, and minority interest income, which represents the portion of Cardtronics Mexico’s losses allocable to the minority interest shareholders. This income was partially offset by $0.5 million in losses on the disposal of fixed assets during the period. The $0.2 million in other expense for the period ended March 31, 2006, was primarily attributable to losses on the disposal of fixed assets.

Income Tax Expense (Benefit)

	Three Months Ended
	March 31,
	2007	2008	% Change
	(in thousands)

Income tax expense (benefit)	$(973)	$565	(158.1)%
Effective tax rate	22.3%	(14.0)%

Our income tax expense increased by $1.5 million during the three months ended March 31, 2008 when compared to the same period in 2007. The increase was primarily driven by the establishment of valuation allowances of $1.2 million, net of amounts provided for current year benefits, associated with various domestic deferred tax assets due to uncertainties surrounding our ability to utilize the related tax benefits in future periods. Additionally, we do not expect to record any additional domestic federal or state income tax benefits in our financial statements until it is more likely than not that such benefits will be utilized. Finally, due to the exclusion of certain deferred tax liability amounts from our ongoing analysis of our domestic net deferred tax asset position, we will likely continue to record additional valuation allowances for our domestic operations throughout the remainder of the year. Accordingly, our overall effective tax rate will continue to be negative until we begin to report positive pre-tax book income on a consolidated basis.

During the three months ended March 31, 2007, the lower effective tax rate was due to the relative mix of pre-tax income and loss amounts in the our foreign and domestic jurisdictions and the fact that we were not (and continue to not) recognize any tax benefits associated with our Mexico operations. Furthermore, we were in a taxable income position with respect to our domestic state income taxes but in a taxable loss position with respect to our domestic federal income taxes, which further contributed to the lower overall effective tax rate for the three months ended March 31, 2007.

Years Ended December 31, 2005, 2006, and 2007

Revenues

	For the Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
		(in thousands, excluding percentages)

ATM operating revenues	$258,979	$280,985	8.5%	$364,071	29.6%
Vcom operating revenues	—	—	—	1,251	—
ATM product sales and other revenues	9,986	12,620	26.4%	12,976	2.8%

Total revenues	$268,965	$293,605	9.2%	$378,298	28.8%

ATM operating revenues.  ATM operating revenues generated during the years ended December 31, 2007 and 2006 increased $83.1 million and $22.0 million, respectively, over the immediately preceding year. Below is a detail, by segment, of changes in the various components of ATM operating revenues for the periods indicated:

	2005 to 2006 Variance				2006 to 2007 Variance
	U.S.	U.K.	Mexico	Total	U.S.	U.K.	Mexico	Total
	increase (decrease)				increase (decrease)
	(in thousands)				(in thousands)

Surcharge revenue	$(7,281)	$15,510	$398	$8,627	$19,813	$14,115	$1,921	$35,849
Interchange revenue	(2,863)	4,815	388	2,340	20,206	7,180	1,442	28,828
Branding and surcharge-free network revenue	9,987	—	6	9,993	18,579	—	2	18,581
Other	986	60	—	1,046	(176)	4	—	(172)

Total increase	$829	$20,385	$792	$22,006	$58,422	$21,299	$3,365	$83,086

Year ended December 31, 2007 compared to year ended December 31, 2006

United States.  During the year ended December 31, 2007, our United States operations experienced a $58.4 million, or 24.5%, increase in ATM operating revenues over 2006. The majority of this increase was attributable to the 7-Eleven ATM Transaction, as the acquired 7-Eleven Financial Services Business generated $35.5 million, $22.7 million, and $6.9 million in incremental surcharge, interchange, and bank branding and surcharge-free network fees, respectively, in the five and a half months during which we owned these operations. Also contributing to the increase in ATM operating revenues were the branding activities of our pre-existing domestic operations, which generated $11.7 million in incremental bank branding and surcharge-free network fees in 2007 when compared to 2006. These incremental revenues were a result of additional branding and surcharge-free network agreements entered into with financial institutions during 2006 and 2007.

The overall increase in ATM operating revenues from the acquired 7-Eleven Financial Services Business and our pre-existing domestic branding and surcharge-free network operations were partially offset by lower surcharge and interchange revenues associated with our pre-existing domestic operations. During 2007, surcharge and interchange revenues from our merchant-owned base declined $11.6 million and $2.5 million, respectively, compared to 2006, primarily as a result of the decline in the average number of transacting merchant-owned ATMs in the United States, as discussed in “— Recent Events — Merchant-owned Account Attrition” above. Additionally, surcharge revenues from our Company-owned base declined by $4.1 million during 2007, primarily as a result of a shift in revenues from surcharge-based fees to surcharge-free branding and network fees due to the additional branding and surcharge-free network arrangements entered into with financial institutions during 2006 and 2007.

United Kingdom.  Our United Kingdom operations also contributed to the higher ATM operating revenues for 2007, as the surcharge and interchange revenues earned in this segment during 2007 increased by 39.7% and 112.1%, respectively, over 2006. These incremental revenues were primarily driven by the increase in the average number of transacting ATMs in the United Kingdom, which increased from 1,194 ATMs in 2006 to 1,718 ATMs in 2007, due to additional ATM deployments. However, such incremental revenues were slightly lower than originally anticipated due to certain third-party service-related issues experienced by our United Kingdom operations during the fourth quarter of 2007. Such issues, which were caused by the merger of two of our third-party service providers, resulted in a higher percentage of downtime experienced by our ATMs in this market during the fourth quarter of 2007. Although we expect such service-related issues to be resolved during 2008, it is likely that such issues will continue to negatively impact the operating results of our United Kingdom operations in the near-term. Despite this fact, we expect to continue to see an increase in transaction-based revenues from our United Kingdom operations as transaction levels at recently-deployed ATMs continue to mature and reach consistent monthly transaction levels. Finally, foreign currency exchange rates also favorably impacted the revenues from our United Kingdom operations. Of the $21.3 million increase in ATM operating revenues, $5.0 million resulted from favorable exchange rate movements in 2007 when compared to 2006.

Mexico.  Our Mexico operations further contributed to the increase in ATM operating revenues as a result of the increase in the average number of transacting ATMs associated with these operations, which rose from 303 during 2006 to 784 during 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

United States.  During the year ended December 31, 2006, our United States operations experienced a $0.8 million increase in ATM operating revenues over 2005. This increase was the result of the branding activities of our pre-existing domestic operations, which generated $10.0 million in incremental bank branding and surcharge-free network revenues in 2006 when compared to 2005. These incremental branding revenues were a result of additional agreements entered into with financial institutions during 2006. Also contributing to the increase in ATM operating revenues were higher surcharge and interchange revenues from our pre-existing domestic Company-owned operations, which increased $2.3 million and $1.4 million, respectively, during 2006. The increased revenues from our bank branding, surcharge-free networks, and Company-owned ATM base were offset by lower surcharge and interchange revenues associated with our pre-existing domestic merchant-owned operations. During 2006, surcharge and interchange revenues from our merchant-owned base declined roughly $9.6 million and $4.3 million, respectively, compared to 2005, primarily as a result of the decline in the average number of transacting ATMs, as previously discussed.

United Kingdom.  During 2006, our United Kingdom operations contributed $20.4 million in incremental revenues over 2005, primarily due to the fact that the results for 2005 only reflected eight months’ worth of operating results from the acquired Bank Machine, Ltd. (“Bank Machine”) operations. Also contributing to the higher revenues was the increase in the average number of transacting ATMs, which grew from 1,039 ATMs in 2005 to 1,194 ATMs in 2006. Foreign currency exchange rates also favorably impacted the revenues from our Bank Machine operations during 2006. Of the $20.4 million increase in ATM operating revenues, $1.6 million resulted from favorable exchange rate movements in 2006 when compared to 2005.

Mexico.  During 2006, our Mexico operations contributed $0.8 million in incremental revenues as a result of our acquisition of a 51% interest in Cardtronics Mexico in February 2006.

Vcom operating revenues.  We acquired our Vcom operations as a part of the 7-Eleven ATM Transaction in July 2007. The Vcom operating revenues generated during 2007 were primarily comprised of check cashing fees and certain placement fee revenues associated with agreements 7-Eleven had previously entered into with Vcom

Services providers. Although the revenues generated by our Vcom operations during 2007 were nominal, we expect that revenues from these operations will increase significantly as we continue with our efforts to restructure these operations. We are currently in the middle of a relocation project to concentrate our Vcom terminals in 13 selected markets within the U.S. Such concentrations will allow us to advertise the availability of the advanced-functionality services to consumers within those markets to increase awareness, which we expect will result in an increased number of advanced-functionality transactions being conducted on those machines.

ATM product sales and other revenues.  ATM product sales and other revenues for the year ended December 31, 2007 were slightly higher than those generated during 2006 due to higher VAR program sales. During 2006, ATM product sales and other revenues were significantly higher (on a percentage basis) than those generated during 2005 due to higher service call income resulting from Triple-DES security upgrades performed in the United States, higher year-over-year equipment and VAR program sales, and higher non-transaction based fees associated with our domestic network branding program.

Cost of Revenues

	For the Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
		(in thousands, excluding percentages)

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)	$199,767	$209,850	5.0%	$275,286	31.2%
Cost of Vcom operating revenues	—	—	—	6,065	—
Cost of ATM product sales and other revenues	9,681	11,443	18.2%	11,942	4.4%

Total cost of revenues (exclusive of depreciation, accretion, and amortization)	$209,448	$221,293	5.7%	$293,293	32.5%

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization).  The cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred during the years ended December 31, 2007 and 2006 increased $65.4 million and $10.1 million, respectively, over the immediately preceding year. Below is a detail, by segment, of changes in the various components of the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) for the periods indicated:

	2005 to 2006 Variance				2006 to 2007 Variance
	U.S.	U.K.	Mexico	Total	U.S.	U.K.	Mexico	Total
	increase (decrease)				increase (decrease)
	(in thousands)				(in thousands)

Cost of cash	$1,582	$2,172	$88	$3,842	$17,582	$6,734	$826	$25,142
Merchant commissions	(6,185)	7,194	52	1,061	12,167	6,112	1,036	19,315
Repairs and maintenance	(638)	199	46	(393)	6,702	413	450	7,565
Direct operations	1,343	2,430	177	3,950	2,946	2,088	106	5,140
Communications	1,094	(276)	1	819	3,051	935	108	4,094
In-house processing conversion	—	—	—	—	2,419	—	—	2,419
Processing fees	(791)	1,021	192	422	195	1,183	332	1,710
Other	170	210	2	382	(302)	303	50	51

Total increase (decrease)	$(3,425)	$12,950	$558	$10,083	$44,760	$17,768	$2,908	$65,436

Year ended December 31, 2007 compared to year ended December 31, 2006

United States.  During 2007, the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred by our United States operations increased $44.8 million over the cost incurred during 2006. This increase was primarily the result of the 7-Eleven ATM Transaction, as the acquired 7-Eleven Financial Services Business incurred $47.3 million of incremental expenses in the five and a half months during which we owned these operations during 2007, including $24.0 million of merchant fees, $12.6 million in costs of cash, $5.4 million of repairs and maintenance costs, $2.2 million in communication costs, $1.6 million of processing fees, and $0.6 million in additional employee-related costs directly allocable to these operations. The $47.3 million of incremental expenses generated by the ATM operations of the acquired 7-Eleven Financial Services Business is net of $3.7 million of amortization expense related to the liabilities recorded to value certain unfavorable operating leases and an operating contract assumed as a part of the
7-Eleven ATM Transaction. For additional details related to these liabilities, see Note 2 to our unaudited interim consolidated financial statements included elsewhere within this prospectus.

Also contributing to the increase were our pre-existing United States operations, which experienced (i) $5.0 million of higher vault cash costs when compared to the same period in 2006 as a result of the higher average per-transaction cash withdrawal amounts and higher overall vault cash balances in our bank-branded ATMs, (ii) $2.4 million in incremental costs associated with our efforts to convert our ATMs to our in-house transaction processing platform, and (iii) $2.3 million of additional employee-related costs directly allocable to our pre-existing domestic operations as a result of our decision to hire additional personnel to focus on our initiatives. Partially offsetting these increases in costs were lower merchant fees associated with our pre-existing domestic operations, which decreased $11.8 million when compared to the same period in 2006 due to the year-over-year decline in the number of domestic merchant-owned ATMs (as discussed in “— Recent Events — Merchant-owned Account Attrition” above) and the related surcharge revenues, and lower processing costs as a result of our conversion to our in-house processing platform.

United Kingdom.  During the year ended December 31, 2007, our United Kingdom operations contributed to the increase in the cost of ATM operating revenues with such costs increasing $17.8 million over 2006. These increases were due to higher costs of cash and merchant payments, as well as increased communications and processing costs, which resulted from the increased number of ATMs operating in the United Kingdom during 2007 when compared to the same period in 2006. We anticipate that these costs as a percentage of revenues will decline as the transaction levels for recently-deployed ATMs continue to mature and reach consistent monthly recurring transaction levels. Additionally, foreign currency exchange rates increased our cost of ATM operating revenues from our United Kingdom operations, accounting for approximately $3.6 million of the total $17.8 million increase in these costs during 2007.

Mexico.  Our Mexico operations further contributed to the increase in the cost of ATM operating revenues as a result of the increase in the average number of transacting ATMs associated with our Mexico operations and the increased number of transactions conducted on our machines during 2007 compared to 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

United States.  During the year ended December 31, 2006, our United States segment experienced a $3.4 million decline in the cost of ATM operating revenues compared to 2005. This reduction in costs was primarily due to the $9.3 million decline in merchant fees attributable to our merchant-owned base, which was a result of the reduction in the number of average transacting merchant-owned ATMs in our portfolio and consistent with the decline in surcharge revenues. Partially offsetting this decline was a $3.1 million increase in merchant fees attributable to our Company-owned base, which was a result of the increase in the number of Company-owned ATMs and consistent with the increase in surcharge revenues.

United Kingdom.  During 2006, our Bank Machine operations experienced a $13.0 million increase in the cost of ATM operating revenues compared to 2005. Such increase was partially attributable to the fact that our 2005 results only reflected eight months’ worth of operating results from the acquired Bank Machine operations. Also contributing to the increase was the higher average number of transacting ATMs in 2006, which increased from 1,039 ATMs in 2005 to 1,194 ATMs in 2006, and resulted in higher merchant payments and an increased cost of cash. Foreign currency exchange rates also impacted the expenses incurred by our Bank Machine operations during 2006. Of the $13.0 million increase in cost of ATM operating revenues during 2006, $1.0 million resulted from higher exchange rates during 2006 compared to 2005.

Mexico.  During 2006, we incurred $0.6 million in incremental cost of ATM operating revenues as a result of our acquisition of a 51% interest in Cardtronics Mexico in February 2006.

Cost of Vcom operating revenues.  The cost of Vcom operating revenues incurred during 2007 was primarily related to maintenance costs and the cost of cash related to the Vcom Services provided by our advanced-functionality operations. We also incurred approximately $1.4 million in direct marketing expenses during 2007 associated with certain promotional efforts to increase awareness of the Vcom Services, which negatively impacted our 2007 results. Although we will continue to incur direct marketing expenses during 2008 associated with our promotional efforts, we anticipate that the total costs associated with the provision of the Vcom Services will decrease in 2008, as we completed most of our cost reduction efforts during the latter part of 2007. Such cost reductions are due to a combination of contract renegotiations and bringing a number of previously-outsourced functions in-house, which we estimate will produce over $6.0 million in annual cost savings.

Cost of ATM product sales and other revenue.  The cost of ATM product sales and other revenues increased by 4.4% during 2007. This increase was primarily due to higher year-over-year costs associated with equipment sold under our VAR program with NCR, but was partially offset by lower costs associated with ATM sales that resulted from a decline in equipment sales to independent merchants in 2007 as compared to 2006. During 2006, cost of ATM product sales and other revenues were significantly higher (on a percentage basis) than those generated for the year ended December 31, 2005 due to higher service call levels associated with Triple-DES security upgrades performed in the United States, higher year-over-year equipment and VAR program sales, and higher non-transaction based fees associated with our domestic network branding program.

Gross Profit Margin

	For the Years Ended December 31,
	2005	2006	2007

ATM operating gross profit margin:
Exclusive of depreciation, accretion, and amortization	22.9%	25.3%	24.4%
Inclusive of depreciation, accretion, and amortization	14.9%	14.9%	12.5%
Vcom operating gross profit margin	—	—	(384.8)%
ATM product sales and other revenues gross profit margin	3.1%	9.3%	8.0%
Total gross profit margin:
Exclusive of depreciation, accretion, and amortization	22.1%	24.6%	22.5%
Inclusive of depreciation, accretion, and amortization	14.5%	14.7%	11.1%

ATM operating gross profit margin

ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization).  For the year ended December 31, 2007, ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization) decreased 0.9% when compared to 2006. Such decline was primarily due to the $2.4 million in additional costs incurred in 2007 associated with our efforts to transition our domestic ATMs onto our in-house transaction processing platform. While these costs are not expected to continue subsequent to the completion of our conversion efforts, we anticipate that our gross margin (exclusive of depreciation, accretion, and amortization) will continue to be negatively impacted by these costs during 2008 as we convert the remainder of our Company-owned and merchant-owned ATMs to our processing platform. Our ATM operating gross profit margins (exclusive of depreciation, accretion, and amortization) were further impacted by

$0.5 million in inventory reserves related to our Triple-DES upgrade efforts. As we have substantially completed our Triple-DES upgrade efforts, we do not anticipate that we will incur similar costs in 2008. Additionally, our 2007 ATM operating gross profit margins (exclusive of depreciation, accretion, and amortization) were negatively impacted by the significant number of ATM deployments that occurred in our United Kingdom operations during the latter half of 2007, as many of those ATMs were still in the process of achieving consistent recurring monthly transaction levels during 2007. Furthermore, during the fourth quarter of 2007, our ATM operating gross profit margins were negatively impacted by a higher percentage of downtime experienced by our ATMs in the United Kingdom as a result of certain third-party service-related issues. While we expect such service-related issues to be resolved during the 2008, it is likely that such issues will continue to negatively impact the operating results of our United Kingdom operations in the near-term.

During 2006, ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization) increased 2.4% compared to the gross margin earned in 2005. Such increase was primarily due to a greater percentage of our gross profit being generated by our United Kingdom operations, which typically earn higher overall ATM operating margins than our United States ATM operations. Additionally, our 2006 results reflect a full year’s worth of operating results from our United Kingdom operations compared to only eight months of operating results reflected in 2005. Furthermore, the year-over-year increase in branding and surcharge-free network revenues in the United States also contributed to the higher gross margin figure in 2006.

ATM operating gross profit margin (inclusive of depreciation, accretion, and amortization).  During 2007, ATM operating gross profit margin (inclusive of depreciation, accretion, and amortization) decreased 2.4% compared to 2006. Such decline was the result of transition costs associated with our in-house processing operations, inventory reserves related to our Triple-DES upgrade efforts, and the temporary decline in margins associated with our United Kingdom operations, each of which are discussed in further detail above. Also contributing to the declines in gross margins (inclusive of depreciation, accretion, and amortization) were (i) the higher depreciation and accretion expense associated with recent ATM deployments, primarily in the United Kingdom and Mexico, which have yet to achieve the higher consistent recurring transaction levels seen in our more mature ATMs, (ii) the incremental depreciation, accretion, and amortization expense recorded as a result of our July 2007 acquisition of the 7-Eleven Financial Services Business, and (iii) the incremental amortization expense related to certain intangible asset impairments recorded in 2007. See — Depreciation and Accretion Expense and  — Amortization Expense below for additional discussions of the increases in depreciation and accretion expense and amortization expense, respectively.

ATM product sales and other revenues gross profit margin.  For the year ended December 31, 2007, our ATM product sales and other revenues gross profit margin decreased 1.3%, primarily as a result of our Triple-DES upgrade efforts. Because all ATMs operating on the EFT networks were required to be Triple-DES compliant by the end of 2007, we have seen an increase in the number of ATM sales associated with the Triple-DES upgrade process. However, in certain circumstances, we have sold the machines at little or, in some cases, negative margins in exchange for renewals of the underlying ATM operating agreements. As a result, gross margins associated with our ATM product sales and other activities were negatively impacted during 2007. However, we anticipate that such margins will improve in 2008 now that the Triple-DES compliance upgrade process is substantially completed.

For the year ended December 31, 2006, our ATM product sales and other gross margins were higher than for the year ended December 31, 2005 due to certain non-transaction based services that are now being provided as part of our network branding operations as well as higher equipment and VAR program sales.

Selling, General, and Administrative Expenses

	For The Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
	(in thousands, excluding percentages)

Selling, general, and administrative expenses, excluding stock-based compensation	$15,664	$20,839	33.0%	$28,394	36.3%
Stock-based compensation expense	2,201	828	(62.4)%	963	16.3%

Total selling, general, and administrative expenses	$17,865	$21,667	21.3%	$29,357	35.5%

Percentage of revenues:
Selling, general, and administrative expenses, excluding stock-based compensation	5.8%	7.1%		7.5%
Stock-based compensation expense	0.8%	0.3%		0.3%
Total selling, general, and administrative expenses	6.6%	7.4%		7.8%

Selling, general, and administrative expenses (“SG&A expenses”), excluding stock-based compensation.  For the year ended December 31, 2007, SG&A expenses, excluding stock-based compensation, increased $7.6 million over 2006. This increase was primarily attributable to our United States operations, which experienced an increase of $5.6 million, or 33.0%, in 2007 when compared to the same period in 2006, primarily as a result of (i) a $3.0 million increase in employee-related costs, primarily on the sales and marketing side of our business and the employees assumed in connection with the 7-Eleven ATM Transaction, (ii) a $1.4 million increase in professional fees associated with our Sarbanes-Oxley compliance efforts, and (iii) $0.7 million in increased legal costs associated with our National Federation of the Blind and CGI, Inc. litigation settlements. Additionally, our United Kingdom and Mexico operations had higher SG&A expenses during 2007, primarily due to additional employee-related costs to support growth of these segments’ operations and, in the case of our United Kingdom operations, changes in foreign currency exchange rates, which contributed approximately $0.4 million of this segment’s total $1.3 million increase in SG&A expense, excluding stock-based compensation, over 2006.

During 2006, our SG&A expenses, excluding stock-based compensation, increased by 33.0% when compared to 2005. Such increase was attributable to higher costs associated with our United States operations, which increased $3.7 million, or 27.6%, primarily due to higher employee-related costs as well as higher accounting, legal, and professional fees resulting from our past growth. In the United Kingdom, our SG&A expenses increased $0.9 million when compared to the prior year due to the fact that the 2005 results included only eight months of operating results from Bank Machine. However, such increases were somewhat offset by certain cost savings measures that were implemented subsequent to the May 2005 acquisition date. Finally, our Mexico operations, which were acquired in February 2006, contributed approximately $0.6 million to the year-over-year variance.

While our SG&A expenses are expected to continue to increase on an absolute basis as a result of our future growth initiatives and our acquisition of the 7-Eleven Financial Services Business, we expect that such costs will begin to decrease as a percentage of our total revenues.

Stock-based compensation.  Stock-based compensation expense for the year ended December 31, 2007 was slightly higher than for the year ended December 31, 2006 as a result of the additional option awards that were granted during 2007. Stock-based compensation for 2006 decreased by 62.4% when compared to 2005, primarily due to an additional $1.7 million in stock-based compensation recognized during 2005 related to the repurchase of shares underlying certain employee stock options in connection with our Series B redeemable convertible preferred stock financing transaction. Additionally, during the year ended December 31, 2006, we adopted SFAS No. 123R, which requires us to record the grant date fair value of stock-based compensation arrangements as compensation expense on a straight-line basis over the underlying service period of the related award.

Depreciation and Accretion Expense

	For The Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
	(in thousands, excluding percentages)

Depreciation expense	$11,949	$18,323	53.3%	$25,737	40.5%
Accretion expense	1,002	272	(72.9)%	1,122	312.5%

Depreciation and accretion expense	$12,951	$18,595	43.6%	$26,859	44.4%

Percentage of Revenues:
Depreciation expense	4.4%	6.2%		6.8%
Accretion expense	0.4%	0.1%		0.3%
Total depreciation and accretion expense	4.8%	6.3%		7.1%

Depreciation expense.  For the year ended December 31, 2007, depreciation expense increased by 40.5% over 2006. This increase was primarily attributable to our United States operations, which recognized an additional $4.1 million of depreciation during 2007, $2.8 million of which related to the ATMs, Vcom terminals, and other assets acquired in the 7-Eleven ATM Transaction. Included within the $2.8 million is the amortization of assets associated with the capital leases assumed in the 7-Eleven ATM Transaction. Also contributing to the year-over-year increase was our United Kingdom and Mexico operations, which recognized additional depreciation of $2.9 million and $0.4 million, respectively, during 2007 due to the deployment of additional ATMs under Company-owned arrangements.

The 53.3% increase in depreciation in 2006 was primarily comprised of $4.1 million of incremental depreciation related to our United States operations and $2.3 million of incremental depreciation related to our United Kingdom operations. The increase in the United States was primarily due to the deployment of additional ATMs under Company-owned arrangements during the latter part of 2005 and throughout 2006, the majority of which were associated with our bank branding efforts. Additionally, the results for our U.S. operations reflected the acceleration of depreciation for certain ATMs that were deinstalled early as a result of contract terminations and certain ATMs that were expected to be replaced sooner than originally anticipated as part of our Triple-DES security upgrade process. The year-over-year increase in the United Kingdom was driven by the 300 additional ATM deployments and the fact that the 2005 results only reflect eight months’ worth of results from the acquired Bank Machine operations.

Accretion expense.  We account for our asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that we estimate the fair value of future retirement obligations associated with our ATMs, including the anticipated costs to deinstall, and in some cases refurbish, certain merchant locations. Accretion expense represents the increase of this liability from the original discounted net present value to the amount we ultimately expect to incur.

The $0.9 million increase in accretion expense in 2007 when compared to 2006 and the $0.7 million decrease in accretion expense in 2006 when compared to 2005 was primarily the result of $0.5 million of excess accretion expense that was erroneously recorded in 2005. This amount was subsequently reversed in 2006, at which time we determined that the impact of recording the $0.5 million out-of-period adjustment in 2006 (as opposed to reducing the reported 2005 accretion expense amount) was immaterial to both reporting periods pursuant to the provisions contained in SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in

Current Year Financial Statements. In forming this opinion, we considered the nature of the adjustment (non-cash versus cash) and the relative size of the adjustment to certain financial statement line items, including revenues, gross profits, and pre-tax income (or loss) amounts for each period, including the interim periods contained within both years. Furthermore, we considered the impact of recording this adjustment in 2006 on our previously reported earnings and losses for such periods and concluded that such adjustment did not impact the trend of our previously reported earnings and losses.

Excluding the $0.5 million adjustment (discussed above), the increase in accretion expense in 2007 when compared to 2006 was the result of the 5,500 ATMs and Vcom terminals acquired in the 7-Eleven ATM Transaction and the deployment of approximately 1,800 additional ATMs by our United Kingdom and Mexico operations during 2007. Additionally, excluding the $0.5 million adjustment, accretion expense in 2006 increased when compared to 2005, which primarily resulted from the 300 additional ATMs deployed in the United Kingdom during 2006.

In the future, we expect that our depreciation and accretion expense will grow to reflect the increase in the number of ATMs we own and deploy throughout our Company-owned portfolio. To that end, our depreciation and accretion expense amount is expected to increase substantially as a result of the recently completed 7-Eleven ATM Transaction.

Amortization Expense

	For the Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
	(in thousands, excluding percentages)

Amortization expense	$8,980	$11,983	33.4%	$18,870	57.5%
Percentage of revenues	3.3%	4.1%		5.0%

Amortization expense is primarily comprised of the amortization of intangible merchant contracts and relationships associated with our past acquisitions. During the year ended December 31, 2007, amortization expense increased by $6.9 million when compared to the same period in 2006, primarily due to $5.7 million of impairment charges recorded during 2007, of which $5.1 million related to the unamortized intangible asset value associated with our merchant contract with Target that we acquired in 2004. We had been in discussions with Target regarding additional services that could be offered under the existing contract to increase the number of transactions conducted on, and cash flows generated by, the underlying ATMs. However, we were unable to make any meaningful progress in this regard during the first nine months of 2007, and, based on discussions that had been held with Target, concluded that the likelihood of being able to provide such additional services had decreased considerably. Furthermore, average monthly transaction volumes associated with this particular contract continued to decrease in 2007. Accordingly, we concluded that the impairment charge was warranted during the third quarter of 2007. The impairment charge recorded served to write-off the remaining unamortized intangible asset associated with this merchant contract. Despite the above, we are continuing to work with Target to restructure the terms of the existing contract in an effort to improve the underlying cash flows associated with such contract and to offer the additional services noted above, which we believe could significantly increase the future cash flows earned under this contract.

Our acquisition of the 7-Eleven Financial Services Business further contributed to the increased amortization, as we recognized $3.7 million in incremental amortization expense during the 2007 associated with the intangible assets recorded as a part of our purchase price allocation. Excluding the asset impairments recorded in 2007 (discussed above) and 2006 (discussed below) and the incremental amortization expense recognized as a result of the 7-Eleven ATM Transaction, amortization expense for year ended December 31, 2007 was relatively consistent with the amount recorded in 2006.

For the year ended December 31, 2006, amortization expense increased by 33.4% when compared to 2005. Such increase was primarily driven by a $2.8 million impairment charge recorded during the first quarter of 2006 related to the BAS Communications, Inc. (“BASC”) ATM portfolio, which resulted from a reduction in anticipated future cash flows resulting primarily from a higher than planned attrition rate associated with this acquired portfolio. Also contributing to the increase in 2006 was the fact that the 2005 amount only reflects eight months’ worth of amortization expense from the Bank Machine acquisition, and only seven and five months’ worth of amortization expense, respectively, related to the BASC and Neo Concepts, Inc. acquisitions.

We expect that our future amortization expense will be substantially higher than our historical amounts, as the $78.0 million of amortizable intangible assets acquired in the 7-Eleven ATM Transaction will be amortized over the remaining terms of the underlying contracts at a rate of approximately $8.1 million per year.

Interest Expense, net

	For the Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
	(in thousands, excluding percentages)

Interest expense, net	$15,485	$23,143	49.5%	$29,523	27.6%
Amortization and write-off of financing costs and bond discounts	6,941	1,929	(72.2)%	1,641	(14.9)%

Total interest expense, net	$22,426	$25,072	11.8%	$31,164	24.3%

Percentage of revenues	8.3%	8.5%		8.2%

Interest expense, net.  During 2007, interest expense, excluding the amortization and write-off of financing costs and bond discount, increased by $6.4 million when compared to the same period in 2006. The majority of the increase was due to our issuance of $100.0 million in Series B Notes in July 2007 to partially finance the 7-Eleven ATM Transaction. This issuance resulted in $4.1 million of additional interest expense during 2007, excluding the amortization of the related discount and deferred financing costs. Further contributing to the year-over-year increases were higher average outstanding balances under our revolving credit facility for the majority of 2007 when compared to 2006. While our borrowings under our revolving credit facility were only $4.0 million as of December 31, 2007, this balance reflects the reduction in our borrowings following our initial public offering in December 2007. The incremental borrowings under the facility throughout 2007 were utilized to fund the remaining portion of the acquisition costs associated with the 7-Eleven ATM Transaction as well as to fund certain working capital needs. Also contributing to the year-over-year increase in interest expense was the overall increase in the level of floating interest rates paid under our revolving credit facility.

For the year ended December 31, 2006, interest expense, excluding the amortization and write-off of financing costs and bond discount, increased by $7.7 million when compared to 2005. Such increase was due to (i) the additional borrowings made under our bank credit facilities in May 2005 to finance the Bank Machine acquisition, and (ii) the incremental interest expense associated with our Series A Notes, which were issued in August 2005. Further contributing to the increase in interest expense in 2006 was the increase in the annual interest rate on the Series A Notes from 9.25% to 9.50% in June 2006, and from 9.50% to 9.75% in September 2006, before reverting back to the stated rate of 9.25% in October 2006 upon the successful completion of our exchange offer. Finally, the increase in interest expense for 2006 was also impacted by an overall increase in the floating interest rates paid under our revolving credit facility.

Amortization and write-off of financing costs and bond discounts.  During 2007 and 2006, expenses related to the amortization and write-off of financing costs and bond discounts decreased $0.3 million and $5.0 million, respectively, when compared to the expense amounts recorded in the immediately preceding year. Such decreases were the result of approximately $0.5 million and $5.0 million of deferred financing costs that were written off in 2006 and 2005, respectively, as a result of amendments made to our bank credit facility in February 2006 and May 2005, as well as the repayment of our term loans in August 2005. Excluding the write-off taken in 2006, the amortization of financing costs and bond discounts during 2007 increased slightly as a result of the additional financing costs incurred in connection with the Series B Notes and amendments made to our revolving credit facility in July 2007 as part of the 7-Eleven ATM Transaction.

In May 2007, we amended our revolving credit facility to, among other things, provide for a reduced spread on the interest rate charged on amounts outstanding under the facility and to increase the amount of capital expenditures that we can incur on an annual basis. Furthermore, as noted above, we utilized the net proceeds received from our initial public offering to repay substantially all of our borrowings that were previously outstanding under our revolving credit facility in December 2007. Despite this repayment and the modification of the interest spread (which will serve to reduce slightly the amount of interest charged on amounts outstanding under the facility), we expect that our overall interest expense amounts in 2008 will be relatively consistent with that incurred during 2007 as a result of the issuance of the Series B Notes, which will result in an additional $9.3 million in interest expense on an annual basis, in addition to the amortization of the related discount and deferred financing costs. For additional information on our financing facilities and anticipated capital expenditure needs, see “— Liquidity and Capital Resources” below.

Other (Income) Expense

	For the Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
	(in thousands, excluding percentages)

Minority interest	$15	$(225)	(1,600.0)%	$(376)	67.1%
Other (income) expense	968	(4,761)	(591.8)%	1,585	(133.3)%

Total other (income) expense	$983	$(4,986)	(607.2)%	$1,209	(124.2)%

Percentage of revenues	0.4%	(1.7)%		0.3%

For the year ended December 31, 2007, total other expense consisted primarily of $2.2 million in losses on the disposal of fixed assets that were incurred in conjunction with the deinstallation of ATMs during the period. These losses were partially offset by $0.6 million in gains on the sale of equity securities awarded to us pursuant to the bankruptcy plan of reorganization of Winn-Dixie Stores, Inc., one of our merchant customers.

During the year ended December 31, 2006, we recorded approximately $4.8 million in other income, which was primarily attributable to the recognition of $4.8 million in other income primarily related to settlement proceeds received from Winn-Dixie as part of that company’s successful emergence from bankruptcy. Also contributing to the increase in 2006 was a $1.1 million contract termination payment that was received from one of our customers in May 2006 and a $0.5 million payment received in August 2006 from one of our customers related to the sale of a number of its stores to another party. The above amounts were partially offset by $1.6 million of losses related to the disposal of a number of ATMs.

Income Tax Expense (Benefit)

	For the Years Ended December 31,
			% Change		% Change
	2005	2006	2005 to 2006	2007	2006 to 2007
	(in thousands, excluding percentages)

Income tax expense (benefit)	$(1,270)	$512	140.3%	$4,636	805.5%
Effective tax rate	34.4%	(2,694.7)%		(20.6)%

Our income tax expense increased by $4.1 million during 2007 when compared to 2006. The increase was primarily driven by the establishment of valuation allowances of $4.8 million, net of amounts provided for current year benefits, associated with various domestic deferred tax assets due to uncertainties surrounding our ability to utilize the related tax benefits in future periods. Additionally, we do not expect to record any additional domestic federal or state income tax benefits in our financial statements until it is more likely than not that such benefits will be utilized. Finally, due to the exclusion of certain deferred tax liability amounts from our ongoing analysis of our domestic net deferred tax asset position, we will likely continue to record additional valuation allowances for our domestic operations during 2008. Accordingly, our overall effective tax rate will continue to be negative until we begin to report positive pre-tax book income on a consolidated basis.

In addition, the Company recorded a $0.2 million deferred tax benefit during 2007 related to a reduction in the United Kingdom corporate statutory income tax rate from 30% to 28%. Such rate reduction, which will become effective in 2008, was formally enacted in July 2007.

For the year ended December 31, 2006, we had income tax expense of $0.5 million compared to an income tax benefit of $1.3 million in 2005. In 2006, our effective tax rate was unusually high due to our consolidated breakeven results, certain non-deductible expenses, a contingent tax liability that was recorded in 2006 related to our United Kingdom operations, and the fact that we are providing a full valuation allowance on all tax benefits associated with our Mexico operations.

Liquidity and Capital Resources

Overview

As of March 31, 2008 and December 31, 2007, we had approximately $8.9 million and $13.4 million, respectively, in cash and cash equivalents on hand and approximately $345.9 million and $310.7 million, respectively, in outstanding long-term debt and capital lease obligations.

Prior to December 2007, we had historically funded our operations primarily through cash flows from operations, borrowings under our credit facilities, private placements of equity securities, and the sale of bonds. However, in December 2007, we completed our initial public offering of 12,000,000 shares of our common stock. Furthermore, we have historically used cash to invest in additional operating ATMs, either through the acquisition of ATM networks or through organically generated growth. We have also used cash to fund increases in working capital and to pay interest and principal amounts outstanding under our borrowings. Because we typically collect our cash on a daily basis but pay our vendors on 30 day terms and are not required to pay certain of our merchants until 20 days after the end of each calendar month, we are able to utilize the excess upfront cash flow to pay down borrowings made under our revolving credit facility and to fund our ongoing capital expenditure program. Accordingly, we will typically reflect a working capital deficit position and carry a small cash balance on our books.

We believe that our cash on hand and our current bank credit facilities will be sufficient to meet our working capital requirements and contractual commitments for the next 12 months. We expect to fund our working capital needs from revenues generated from our operations and borrowings under our revolving credit facility, to the extent needed.

Operating Activities

Three Months Ended March 31, 2007 and 2008

Net cash used in operating activities totaled $10.3 million for the three months ended March 31, 2008 compared to net cash provided by operating activities of $2.6 million during the same period in 2007. The year-over-year decrease was primarily attributable to the timing of changes in our working capital balances. Specifically, we paid approximately $8.9 million more of accounts payables and accrued liabilities during the first quarter of 2008 compared to the first quarter of 2007, including approximately $5.3 million in additional cash interest in 2008 related to our Series B Notes, which were issued in July 2007. Additionally, we collected approximately $5.0 million less in accounts and notes receivable during the three months ended March 31, 2008.

Years Ended December 31, 2005, 2006, and 2007

Net cash provided by operating activities was $55.5 million, $25.4 million, and $33.2 million for the years ended December 31, 2007, 2006, and 2005, respectively. The increase in 2007, when compared to 2006, was primarily attributable to the timing of changes in our working capital balances. Specifically, we settled approximately $32.5 million less of payables and accrued liabilities during 2007 compared to 2006. The decrease in 2006, when compared to 2005, was primarily attributable to the payment of approximately $18.7 million in additional interest costs in 2006 related to our senior subordinated notes, which were issued in August 2005, offset somewhat by the incremental operating cash flows generated by our United Kingdom operations as well as our domestic bank and network branding arrangements.

Investing Activities

Three Months Ended March 31, 2007 and 2008

Net cash used in investing activities totaled $26.1 million for the three months ended March 31, 2008, compared to $9.3 million for the same period in 2007. The year-over-year increase was driven by incremental ATM purchases, primarily in our United States and United Kingdom segments. Additionally, during 2007, we received $4.0 million in proceeds from the sale of our Winn-Dixie equity securities during 2007 and $0.9 million of proceeds out of an escrow account associated with a previous acquisition, which served to offset our capital expenditures.

Years Ended December 31, 2005, 2006, and 2007

Net cash used in investing activities totaled $202.9 million, $36.0 million, and $140.0 million for the years ended December 31, 2007, 2006, and 2005, respectively. The year-over-year increase was primarily driven by our acquisition of the 7-Eleven Financial Services Business in July 2007 for $137.3 million. Also contributing to the increase were additional ATM purchases, primarily in our United Kingdom and Mexico segments, offset slightly by the receipt of $4.0 million in proceeds from the sale of our U.S. segment’s Winn-Dixie equity securities during 2007. Finally, although not reflected in our 2007 statement of cash flows, we received the benefit of the disbursement of approximately $5.7 million of funds under five financing facilities entered into by our majority-owned Mexican subsidiary, Cardtronics Mexico, for the purchase of ATMs. Such funds are not reflected in our consolidated statement of cash flows as they were not remitted by Cardtronics Mexico but rather remitted by the finance company, on our behalf, directly to our vendors.

The significant year-over-year decrease from 2005 to 2006 was driven by the $105.8 million in cash that was expended to fund the Bank Machine, BASC, and Neo Concepts, Inc. acquisitions during 2005. Such cash was utilized to make capital expenditures related to those acquisitions, to install additional ATMs in connection with acquired merchant relationships, and to deploy ATMs in additional locations of merchants with which we had existing relationships.

Total capital expenditures, including exclusive license payments and site acquisition costs and purchases of equipment to be leased, were $71.9 million, $36.1 million, and $31.9 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Anticipated Future Capital Expenditures.  We currently anticipate that the majority of our capital expenditures for the foreseeable future will be driven by organic growth projects, including the purchasing of ATMs for existing as well as new ATM management agreements, as opposed to acquisitions. However, we will continue to pursue selected acquisition opportunities that complement our existing ATM network, some of which could be material, such as the 7-Eleven ATM Transaction that we completed in July 2007. We believe that significant expansion opportunities continue to exist in all of our current markets, as well as in other international markets, and we will continue to pursue those opportunities as they arise. Such acquisition opportunities, either individually or in the aggregate, could be material.

We currently expect that our capital expenditures for the remaining nine months of 2008 will total approximately $24.0 million, net of minority interest, the majority of which will be utilized to purchase additional ATMs for our Company-owned accounts. We expect such expenditures to be funded with cash generated from our operations, supplemented by borrowings under our revolving credit facility. To that end, we recently amended our revolving credit facility in March 2008 to increase the amount of capital expenditures that we can incur on a rolling 12-month basis to $90.0 million. This modification should provide us with the ability to incur the level of capital expenditures that we currently deem necessary to support our ongoing operations and future growth initiatives.

As a result of the 7-Eleven ATM Transaction, we assumed responsibility for certain ATM operating lease contracts that will expire at various times during the next three years, the majority of which will expire in 2009. Accordingly, at that time, we will be required to renew such lease contracts, enter into new lease contracts, or purchase new or used ATMs to replace the leased equipment. If we decide to purchase new ATMs and terminate the existing lease contracts at that time, we currently anticipate that we will incur between $13.0 and $16.0 million in related capital expenditures. However, in the event we decide to purchase the leased equipment at the end of the lease term rather than purchasing new ATMs, our expenditures would be substantially less than the above estimated amounts. Additionally, we currently have $7.2 million in letters of credit posted under our revolving credit facility in favor of the lessors under these leases. These letters of credit will expire at the end of the lease terms. See Note 8 to our consolidated financial statements for the three months ended March 31, 2008 included elsewhere in this prospectus for additional details on these letters of credit.

Financing Activities

Three Months Ended March 31, 2007 and 2008

Net cash provided by financing activities totaled $31.9 million for the three months ended March 31, 2008 compared to $5.7 million for the same period in 2007. The higher amount in 2008 was primarily due to incremental borrowings under our revolving credit facility to fund the increase in capital expenditures discussed in “— Investing Activities” above. Although the amount outstanding under our revolving credit facility may fluctuate over the course of the year, we currently expect that the overall level of our senior debt, absent any acquisitions or unanticipated changes in our working capital and capital expenditure levels, will trend downward over the remainder of the year.

Years Ended December 31, 2005, 2006, and 2007

Net cash provided by financing activities was $158.2 million, $11.2 million, and $107.2 million for the years ended December 31, 2007, 2006, and 2005, respectively. The increase in 2007 was primarily attributable to our issuance of $100.0 million in senior subordinated debt due 2013 (the Series B Notes) and $42.7 million of additional borrowings under our revolving credit facility in July 2007 to finance the 7-Eleven ATM Transactions. Additionally, in December 2007, we completed our initial public offering of 12,000,000 shares of common stock, which generated net proceeds of approximately $110.1 million that were used to pay down debt previously outstanding under our revolving credit facility. Finally, although not reflected in our 2007 statement of cash flows, we received the benefit of the disbursement of $5.7 million of funds under five financings facilities entered into by our Mexican operations. The $5.7 million is not reflected in our consolidated statement of cash flows as the funds were not received by Cardtronics Mexico but rather were remitted directly to our vendors by the finance company. The remittance of such funds served to purchase ATMs.

In 2005, the majority of our cash provided by financing activities resulted from issuances of additional long-term debt, offset somewhat in each period by our repayments of other long-term debt and capital leases. Such borrowings were primarily made in connection with the previously discussed ATM portfolio acquisitions, including the Bank Machine acquisition in 2005. Additionally, in 2005 we issued $75.0 million worth of Series B redeemable convertible preferred stock to a new investor, TA Associates. The net proceeds from such offering were utilized to redeem our existing Series A preferred stock, including all accrued and unpaid dividends related thereto, and to redeem approximately 24% of our outstanding common stock and vested options.

Financing Facilities

As of March 31, 2008, we had approximately $345.9 million in outstanding long-term debt and capital lease obligations, which was comprised of (i) $296.2 million (net of discount of $3.8 million) of our Series A and Series B senior subordinated notes, (ii) $39.5 million in borrowings under our revolving credit facility, (iii) $8.5 million in notes payable outstanding under equipment financing lines of our Mexico subsidiary, and (iv) $1.7 million in capital lease obligations. As of December 31, 2007, we had approximately $310.7 million in outstanding long-term debt and capital lease obligations, which was comprised of (i) approximately $296.1 million (net of discount of $3.9 million) of our Series A and Series B senior subordinated notes, (ii) approximately $4.0 million in borrowings under our revolving credit facility, (iii) approximately $8.5 million in notes payable, the majority of which was outstanding under equipment financing lines of our Mexico subsidiary, and (iv) approximately $2.1 million in capital lease obligations.

Revolving credit facility.  Borrowings under our revolving credit facility bear interest at a variable rate based upon LIBOR, or prime rate, at our option. Additionally, we pay a commitment fee of 0.25% per annum on the unused portion of the revolving credit facility. Substantially all of our assets, including the stock of our wholly-owned domestic subsidiaries and 66% of the stock of our foreign subsidiaries, are pledged to secure borrowings made under the revolving credit facility. Furthermore, each of our domestic subsidiaries has guaranteed our obligations under such facility. There are currently no restrictions on the ability of our wholly-owned subsidiaries to declare and pay dividends directly to us.

In March 2008, we amended our facility such that we may incur up to $90 million in capital expenditures on a rolling 12-month basis. As a result of this amendment, the primary restrictive covenants within the facility include (i) limitations on the amount of senior debt that we can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, and (iv) limitations on the amount of capital expenditures that we can incur on a rolling 12-month basis. Additionally, we are currently prohibited from making any cash dividends pursuant to the terms of the facility.

As of March 31, 2008 and December 31, 2007, we were in compliance with all covenants contained within the facility and had the ability to borrow an additional $128.3 million and $163.5 million, respectively, under the facility based on such covenants.

Other borrowing facilities

Bank Machine overdraft facility.  In addition to the above revolving credit facility, Bank Machine has a £2.0 million unsecured overdraft facility that expires in July 2008. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 5.00%), is utilized for general corporate purposes for our United Kingdom operations. As of March 31, 2008, approximately £1.0 million ($2.0 million) of this facility had been utilized to help fund certain working capital commitments. As of December 31, 2007, the full amount of this overdraft facility had been utilized to help fund certain working capital commitments and to post a £275,000 bond. Amounts outstanding under the overdraft facility, other than those amounts utilized for posting bonds, are reflected in accounts payable in our consolidated balance sheet, as such amounts are automatically repaid once cash deposits are made to the underlying bank accounts.

Cardtronics Mexico equipment financing agreements.  During 2006 and 2007, Cardtronics Mexico entered into six separate five-year equipment financing agreements with a single lender. Such agreements, which are denominated in Mexican pesos and bear interest at an average fixed rate of 10.96%, were utilized for the purchase of additional ATMs to support our Mexico operations. As of March 31, 2008, $90.4 million pesos ($8.5 million U.S.) were outstanding under the agreements in place at the time, with future borrowings to be individually negotiated between the lender and Cardtronics. Pursuant to the terms of the loan agreement, we have issued a guaranty for 51.0% of the obligations under this agreement (consistent with our ownership percentage in Cardtronics Mexico.) As of March 31, 2008, the total amount of the guaranty was $46.1 million pesos ($4.3 million U.S.). As of December 31, 2007, $91.2 million pesos ($8.4 million U.S.) were outstanding under the agreements and, the total amount of the guaranty was $46.5 million pesos ($4.3 million U.S.).

Capital lease agreements.  In connection with the 7-Eleven ATM Transaction, we assumed certain capital and operating lease obligations for approximately 2,000 ATMs. As of March 31, 2008 and December 31, 2007, the principal balance of our capital lease obligations totaled $1.7 million and $2.1 million, respectively. Additionally, we had $7.2 million and $7.5 million of letters of credit posted as of March 31, 2008 and December 31, 2007, respectively, in favor of the lessors under these assumed capital and operating equipment leases, which reduce the available borrowing capacity under our revolving credit facility.

Effects of Inflation

Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of tangible and intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.

Contractual Obligations

The following table and discussion reflect our significant contractual obligations and other commercial commitments as of December 31, 2007. With the exception of the increase in the amount outstanding under our revolving credit facility from $4.0 million as of December 31, 2007 to $39.5 million as of March 31, 2008, there have been no material changes in our contractual obligations since December 31, 2007.

	Payment Due by Period
	2008	2009	2010	2011	2012	Thereafter	Total
	(in thousands)

Long-term financings:
Principal(1)	$882	$1,735	$2,147	$2,372	$5,391	$300,000	$312,527
Interest(2)	28,969	28,840	28,622	28,375	37,943	27,750	170,499
Operating leases	5,559	5,430	1,332	828	766	3,161	17,076
Merchant space leases	4,644	2,261	1,425	1,369	1,272	1,101	12,072
Capital leases(3)	1,268	799	240	—	—	—	2,307

Total contractual obligations	$41,322	$39,065	$33,766	$32,944	$35,372	$332,012	$514,481

(1)	Represents the $300.0 million face value of our Series A and Series B Notes, $4.0 million outstanding under our revolving credit facility, and $8.4 million outstanding under our Mexico equipment financing facilities.

(2)	Represents the estimated interest payments associated with our long-term debt outstanding as of December 31, 2007.

(3)	Includes interest related to the capital lease obligations.

Critical Accounting Policies and Estimates

Our unaudited interim consolidated financial statements and our audited consolidated financial statements included elsewhere within this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, thus impacting our reported results of operations and financial position. The critical accounting policies and estimates described in this section are those that are most important to the depiction of our financial condition and results of operations and the application of which requires management’s most subjective judgments in making estimates about the effect of matters that are inherently uncertain. We describe our significant accounting policies more fully in Note 1 to our audited consolidated financial statements included elsewhere within this prospectus.

Goodwill and Intangible Assets.  We have accounted for the 7-Eleven ATM Transaction, as well as the E*TRADE Access, Bank Machine, and ATM National, Inc. acquisitions as business combinations pursuant to SFAS No. 141, Business Combinations. Additionally, we have applied the concepts of SFAS No. 141 to our purchase of a majority interest in CCS Mexico (i.e., Cardtronics Mexico). Accordingly, the amounts paid for such acquisitions have been allocated to the assets acquired and liabilities assumed based on their respective fair values as of each acquisition date. Intangible assets that met the criteria established by SFAS No. 141 for recognition apart from goodwill included the acquired ATM operating agreements and related customer relationships, a branding agreement acquired in the 7-Eleven ATM Transaction, the Bank Machine and Allpoint (via the ATM National, Inc. acquisition) trade names, and the non-compete agreements entered into in connection with the CCS Mexico acquisition.

The excess of the cost of the aforementioned acquisitions over the net of the amounts assigned to the tangible and intangible assets acquired and liabilities assumed has been reflected as goodwill in our consolidated financial statements. As of March 31, 2008, our goodwill balance totaled $234.4 million, $62.2 million of which related to our acquisition of the 7-Eleven Financial Services Business, $84.5 million of which related to our acquisition of E*TRADE Access, and $83.2 million of which related to our acquisition of Bank Machine. The remaining balance is comprised of goodwill related to our acquisition of ATM National Inc. and our purchase of a majority interest in CCS Mexico. Intangible assets, net, totaled $126.2 million as of March 31, 2008, and included the intangible assets described above, as well as deferred financing costs, exclusive license agreements, and upfront merchant site acquisition costs.

SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets that have indefinite useful lives will not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should be amortized over their estimated useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS No. 142 requires management to make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of a reporting unit’s net assets and liabilities, including, among other things, an assessment of market condition, projected cash flows, interest rates, and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Furthermore, SFAS No. 142 exposes us to the possibility that changes in market conditions could result in potentially significant impairment charges in the future.

We evaluate the recoverability of our goodwill and non-amortized intangible assets by estimating the future discounted cash flows of the reporting units to which the goodwill and non-amortized intangible assets relate. We use discount rates corresponding to our cost of capital, risk adjusted as appropriate, to determine such discounted cash flows, and consider current and anticipated business trends, prospects, and other market and economic conditions when performing our evaluations. Such evaluations are performed at minimum on an annual basis, or more frequently based on the occurrence of events that might indicate a potential impairment. Such events include, but are not limited to, items such as the loss of a significant contract or a material change in the terms or conditions of a significant contract.

Valuation of Long-lived Assets.  We place significant value on the installed ATMs that we own and manage in merchant locations and the related acquired merchant contracts/relationships. In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We test our acquired merchant contract/relationship intangible assets for impairment, along with the related ATMs, on an individual contract/relationship basis for our significant acquired contracts/relationships, and on a pooled or portfolio basis (by acquisition) for all other acquired contracts/relationships. In determining whether a particular merchant contract/relationship is significant enough to warrant a separate identifiable intangible asset, we analyze a number of relevant factors, including (i) estimates of the historical cash flows generated by such contract/relationship prior to its acquisition, (ii) estimates regarding our ability to increase the contract/relationship’s cash flows subsequent to the acquisition through a combination of lower operating costs, the deployment of additional ATMs, and the generation of incremental revenues from increased surcharges and/or new branding arrangements, and (iii) estimates regarding our ability to renew such contract/relationship beyond its originally scheduled termination date. An individual contract/relationship, and the related ATMs, could be impaired if the contract/relationship is terminated sooner than originally anticipated, or if there is a decline in the number of transactions related to such contract/relationship without a corresponding increase in the amount of revenue collected per transaction. A portfolio of purchased contract intangibles, including the related ATMs, could be impaired if the contract attrition rate is materially more than the rate used to estimate the portfolio’s initial value, or if there is a decline in the number of transactions associated with such portfolio without a corresponding increase in the revenue collected per transaction. Whenever events or changes in circumstances indicate that a merchant contract/relationship intangible asset may be impaired, we evaluate the recoverability of the intangible asset, and the related ATMs, by measuring the related carrying amounts against the estimated undiscounted future cash flows associated with the related contract or portfolio of contracts. Should the sum of the expected future net cash flows be less than the carrying values of the tangible and intangible assets being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying values of the ATMs and intangible assets exceeded the calculated fair value. We recorded no impairments during the three months ended March 31, 2008. During the years ended December 31, 2007, 2006, and 2005, we recorded approximately $5.7 million, $2.8 million, and $1.2 million, respectively, in additional amortization expense related to the impairment of certain previously acquired merchant contract/relationship intangible assets associated with our U.S. reporting segment.

Income Taxes.  Income tax provisions are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before income taxes and between the tax basis of assets and liabilities and their reported amounts in our financial statements. We include deferred tax assets and liabilities in our financial statements at currently enacted income tax rates. As changes in tax laws or rates are enacted, we adjust our deferred tax assets and liabilities through income tax provisions.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event we do not believe we will be able to utilize the related tax benefits associated with deferred tax assets, we record valuation allowances to reserve for the assets. During the three months ended March 31, 2008 and the year ended December 31, 2007, we recorded $1.2 million and $4.8 million in valuation allowances to reserve for various deferred tax assets associated with our domestic operations, resulting in an overall income tax expense of $4.6 million. Such adjustments were based, in part, on the expectation of increased pre-tax book losses during the latter half of 2007, primarily as a result of the additional interest expense amounts associated with the 7-Eleven ATM Transaction and the anticipated losses associated with the acquired Vcom operations.

Asset Retirement Obligations.  We account for our asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that we estimate the fair value of future retirement obligations associated with our ATMs, including costs associated with deinstalling the ATMs and, in some cases, refurbishing the related merchant locations. Such estimates are based on a number of assumptions, including (i) the types of ATMs that are installed, (ii) the relative mix where those ATMs are installed (i.e., whether such ATMs are located in single-merchant locations or in locations associated with large, geographically dispersed retail chains), and (iii) whether we will ultimately be required to refurbish the merchant store locations upon the removal of the related ATMs. Additionally, we are required to make estimates regarding the timing of when such retirement obligations will be incurred.

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is recorded as an operating expense in the accompanying consolidated financial statements. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded.

Share-based Compensation.  We account for our share-based payments in accordance with SFAS No. 123R, Share-based Payments, which requires that we record compensation expense for all share-based awards based on the grant-date fair value of those awards. In determining the fair value of our share-

based awards, we are required to make certain assumptions and estimates, including (i) the number of awards that may ultimately be forfeited by the recipients, (ii) the expected term of the underlying awards, and (iii) the future volatility associated with the price of our common stock. Such estimates, and the basis for our conclusions regarding such estimates for the year ended December 31, 2007, are outlined in detail in Note 3 of the notes to our audited consolidated financial statements included elsewhere is this prospectus.

New Accounting Pronouncements

Fair Value Measurement.  In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 157, Fair Value Measurements, which provides guidance on measuring the fair value of assets and liabilities in the financial statements. In summary, SFAS No. 157 does the following:

1.	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

2.	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

3.	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Company’s creditworthiness when valuing liabilities; and

4.	Expands disclosures about instruments measured at fair value.

In addition, SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. “Level 1” inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. “Level 2” inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. “Level 3” inputs are unobservable inputs based on assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

We adopted SFAS No. 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities. Non-recurring non-financial assets and non-financial liabilities for which we have not applied the provisions of SFAS No. 157 include those measured at fair value for impairment testing, including goodwill, other intangible assets, and property and equipment. As a result of our adoption of SFAS No. 157, we recorded a $1.6 million reduction of the unrealized loss associated with our interest rate swaps, which served to decrease our derivative liability and reduce our other comprehensive loss. Such adjustment reflects the consideration of nonperformance risk by our Company for interest rate swaps that were in a net liability position as of March 31, 2008, and the nonperformance risk of our counterparties for interest rate swaps that were in a net asset position as of March 31, 2008, as measured by the use of applicable credit default spreads. For additional information on our adoption of this standard, see Note 15 to our consolidated financial statements.

Fair Value Option.  In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides allows companies the option to measure certain financial instruments and other items at fair value. We have elected not to adopt the fair value option provisions of this statement.

Issued But Not Yet Adopted

As of March 31, 2008, the following accounting standards and interpretations had not yet been adopted by the Company:

Business Combinations.  In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which provides revised guidance on the accounting for acquisitions of businesses. This standard changes the current guidance to require that all acquired assets, liabilities, minority interest, and certain contingencies, including contingent consideration, be measured at fair value, and certain other acquisition-related costs, including costs of a plan to exit an activity or terminate and relocate employees, be expensed rather than capitalized. SFAS No. 141R will apply to acquisitions that are effective after December 31, 2008, and application of the standard to acquisitions prior to that date is not permitted. We will adopt the provisions of SFAS No. 141R on January 1, 2009 and apply the requirements of the statement to business combinations that occur subsequent to its adoption.

Noncontrolling Interests.  In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which provides guidance on the presentation of minority interest in the financial statements and the accounting for and reporting of transactions between the reporting entity and the holders of such noncontrolling interest. This standard requires that minority interest be presented as a separate component of equity rather than as a “mezzanine” item between liabilities and equity and requires that minority interest be presented as a separate caption in the income statement. In addition, this standard requires all transactions with minority interest holders, including the issuance and repurchase of minority interests, be accounted for as equity transactions unless a change in control of the subsidiary occurs. The provisions of SFAS No. 160 are to be applied prospectively with the exception of reclassifying noncontrolling interests to equity and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests, which are required to be adopted retrospectively. We will adopt the provisions of SFAS No. 160 on January 1, 2009 and are currently assessing the impact its adoption will have on our financial position and results of operations.

Disclosures about Derivatives and Hedging Activities.  In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivatives and Hedging Activities — an amendment of SFAS No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. This standard requires a company to provide enhanced disclosures about (a) how and why the company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133, and (c) how derivative instruments and related hedged items affect the company’s financial position, financial performance, and cash flows. We will adopt the provisions of SFAS No. 161 on January 1, 2009 and apply the disclosure requirements to disclosures made subsequent to our adoption.

Useful Life of Intangible Assets.  In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R (discussed above) and other applicable accounting literature. We will adopt the provision of FSP FAS 142-3 on January 1, 2009 and are currently assessing the impact our adoption will have on our financial position and results of operations.

Disclosure about Market Risk

Interest Rate Risk

Vault cash rental expense.  Because our ATM cash rental expense is based on market rates of interest, it is sensitive to changes in the general level of interest rates in the United States, the United Kingdom, and Mexico. In the United States, we pay a monthly fee to our vault cash providers on the average amount of vault cash outstanding under a formula based either on LIBOR or the federal funds effective rate, depending on the vault cash provider. In the United Kingdom, we pay a monthly fee to our vault cash provider under a formula based on LIBOR. In Mexico, we pay a monthly fee to our vault cash provider under a formula based on the Mexican Interbank Rate.

As a result of the significant sensitivity surrounding the vault cash interest expense for our U.S. operations, we have entered into a number of interest rate swaps to fix the rate of interest we pay on a portion of our current and anticipated outstanding domestic vault cash balances. The swaps in place as of March 31, 2008 serve to fix the interest rate paid on the following notional amounts for the periods identified:

	Weighted Average
Notional Amount	Fixed Rate	Period
(in thousands)

$550,000	4.61%	April 1, 2008 — December 31, 2008
$550,000	4.30%	January 1, 2009 — December 31, 2009
$550,000	4.11%	January 1, 2010 — December 31, 2010
$400,000	3.72%	January 1, 2011 — December 31, 2011
$200,000	3.96%	January 1, 2012 — December 31, 2012

The following table presents a hypothetical sensitivity analysis of our vault cash interest expense based on our outstanding vault cash balances as of March 31, 2008 and assuming a 100 basis point increase in interest rates:

				Additional Interest Incurred			Additional Interest Incurred
				on 100 Basis Point Increase			on 100 Basis Point Increase
	Vault Cash Balance as of			(Excluding Impact of			(Including Impact of
	March 31, 2008			Interest Rate Swaps)			Interest Rate Swaps)
	(functional currency)		(U.S. dollars)	(functional currency)		(U.S. dollars)	(functional currency)		(U.S. dollars)
	(in millions)			(in millions)			(in millions)

United States		$747.3	$747.3		$7.5	$7.5		$2.0	$2.0
United Kingdom		£ 82.8	164.5		£0.8	1.6		£0.8	1.6
Mexico	p$	152.7	14.3	p$	1.5	0.1	p$	1.5	0.1

Total			$926.1			$9.2			$3.7

As of March 31, 2008 and December 31, 2007, we had a liability of $27.1 million and $13.6 million, respectively, recorded in our balance sheet related to our interest rate swaps, which represented the fair value liability of such agreements based on third-party quotes for similar instruments with the same terms and conditions, as such instruments are required to be carried at fair value. These swaps have been classified as cash flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, changes in the fair values of such swaps have been reported in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. As a result of our overall net loss position for tax purposes, we have not recorded any deferred taxes on the loss amount related to these interest rate hedges, as we do not currently believe that we will be able to realize such benefits.

Net amounts paid or received under such swaps are recorded as adjustments to our cost of ATM operating revenues in the accompanying consolidated statements of operations. During the three month periods ended March 31, 2008 and 2007 and the years ended December 31, 2007, 2006, and 2005, the gains or losses as a result of ineffectiveness associated with our existing interest rate swaps were immaterial.

We have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in the United Kingdom or Mexico.

Interest expense.  Our interest expense is also sensitive to changes in the general level of interest rates in the United States, as our borrowings under our domestic revolving credit facility accrue interest at floating rates. Based on the $39.5 million outstanding under the facility as of March 31, 2008, for every interest rate increase of 100 basis points, we would incur an additional $0.4 million of interest expense on an annualized basis.

Outlook.  We anticipate that the recent reductions in short-term interest rates in the United States will serve to reduce the interest expense we incur under our bank credit facilities and our vault cash rental expense. Although we currently hedge a substantial portion of our vault cash interest rate risk through 2010, as noted

above, we may not be able to enter into similar arrangements for similar amounts in the future, and any significant increase in interest rates in the future could have an adverse impact on our business, financial condition and results of operations by increasing our operating costs and expenses.

Other.  While the carrying amount of our cash and cash equivalents and other current assets and liabilities approximates fair value due to the relatively short maturities of these instruments, we are exposed to changes in market values of our investments and long-term debt. As discussed above, the carrying amount of our interest rate swaps approximates fair value as of March 31, 2008. In addition, the $39.5 million carrying amount of borrowings outstanding under our revolving credit facility approximates fair value due to the fact that such borrowings are subject to floating market interest rates. Conversely, the carrying amount of the Company’s $300.0 million, fixed-rate, senior subordinated notes was $296.2 million as of March 31, 2008, compared to a market value of $282.0 million. The fair value of the Company’s senior subordinated notes as of March 31, 2008 was based on the quoted market price for such notes.

Foreign Currency Exchange Risk

Due to our acquisition of Bank Machine in 2005 and our acquisition of a majority interest in Cardtronics Mexico in 2006, we are exposed to market risk from changes in foreign currency exchange rates, specifically with changes in the U.S. dollar relative to the British pound and Mexican peso. Our United Kingdom and Mexico subsidiaries are consolidated into our financial results and are subject to risks typical of international businesses including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Furthermore, we are required to translate the financial condition and results of operations of Bank Machine and Cardtronics Mexico into U.S. dollars, with any corresponding translation gains or losses being recorded in other comprehensive income (loss) in our consolidated financial statements. As of March 31, 2008, such translation gain totaled approximately $7.7 million compared to approximately $9.1 million as of December 31, 2007.

Although changes in foreign currency rates did not materially impact our results of operations during the three months ended March 31, 2008, our operating results were materially impacted by increases in the value of the British pound relative to the U.S. dollar during 2007. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for additional details on the impact of changes in the foreign exchange rate between the U.S. dollar and the British pound during the year ended December 31, 2007.) Additionally, as our Mexico operations expand, our future results could be materially impacted by changes in the value of the Mexican peso relative to the U.S. dollar. A sensitivity analysis indicates that, if the U.S. dollar uniformly strengthened or weakened 10% against the British pound, the effect upon Bank Machine’s operating income for the three months ended March 31, 2008 would have been an unfavorable or favorable adjustment, respectively, of approximately $0.1 million. A similar sensitivity analysis would have resulted in a negligible adjustment to Cardtronics Mexico’s financial results for the three months ended March 31, 2008. At this time, we have not deemed it to be cost effective to engage in a program of hedging the effect of foreign currency fluctuations on our operating results using derivative financial instruments.

We do not hold derivative commodity instruments and all of our cash and cash equivalents are held in money market and checking funds.

THE ATM INDUSTRY

A Typical ATM Transaction

A typical ATM transaction involves the withdrawal of cash from an ATM. The cardholder presents an ATM card, issued by his or her financial institution, at an ATM that may or may not be owned by the same financial institution. The cardholder then enters a personal identification number, or PIN, to verify identity, the cardholder’s account is checked for adequate funds and, if everything is satisfactory, cash is dispensed. All of these communications are routed across one or more EFT networks that electronically connect ATMs and financial institutions and allow transactions to appear seamless and nearly instantaneous.

In the United States and Mexico, when a cardholder withdraws cash from an ATM that is not owned by the cardholder’s financial institution, there are typically two charges applied. The first charge is the surcharge fee paid by the cardholder for using the ATM. The second charge is an interchange fee that the cardholder’s financial institution pays to the ATM operator and the EFT network over which the transaction is routed. Often, the cardholder’s financial institution also charges the cardholder a fee called a foreign fee for using an ATM not owned by that financial institution. This charge helps the financial institution defray the cost of the interchange fee it pays. Conversely, in the United Kingdom, when a cardholder withdraws cash from an ATM that is not owned by the cardholder’s financial institution, either a surcharge fee or an interchange fee is charged, but not both. If a pay-to-use ATM is used, the cardholder is charged a surcharge fee. If a free-to-use ATM is used (i.e., a surcharge-free ATM), an interchange fee is charged. In the U.K., interchange fees are earned on all ATM transactions other than surcharge-bearing cash withdrawals.

History of the U.S. ATM Industry

The first ATMs in the United States were installed in the early 1970s, and by 1980, approximately 18,500 ATMs were in use throughout the nation. These ATMs initially were located at financial institution branches. According to ATM&Debit News, there were estimated to be approximately 415,000 ATMs in the United States in March 2007, the majority of which are located at non-bank locations. A non-bank location is one that is not located within a federal or state chartered bank, savings and loan, credit union or other financial institution.

Early in the development of the ATM industry, regional and national electronic authorization data networks, or EFT networks, connected ATMs to financial institutions that were members of a particular EFT network. Regional EFT networks in different parts of the United States were not electronically connected to each other. For example, customers of a bank in New York could not travel to Los Angeles and access their cash at an ATM because the networks serving New York and Los Angeles were not connected. During the 1990s, many regional EFT networks merged or entered into reciprocal processing agreements with other networks, which helped to increase ATM usage and spur consumer demand for ATM services.

Although ATMs were originally located only at financial institution branches, they soon began to appear in a variety of off-premise locations, such as convenience stores, supermarkets, drug stores, shopping malls, hotels, casinos, and airports. These locations offer a convenient alternative to obtaining cash from bank tellers, branch ATMs, or drive-through facilities. Both merchants and their customers benefit from the presence of an ATM in a store. Merchants benefit from increased consumer traffic, merchant fees received from the ATM operator, and reduced check-writing and credit card processing fees, while cardholders benefit from increased access to their cash. Deployment of off-premise ATMs, however, was impeded by the prevailing strategy among financial institutions not to charge their cardholders surcharge fees for the convenience of accessing their financial institution accounts at non-financial institution locations. Until 1996, most EFT networks did not allow surcharge fees for ATM transactions that were routed over their networks. However, beginning in that year, the two largest EFT networks, Cirrus and Plus, began to allow surcharge fees and other networks followed.

Recent Trends in the U.S. ATM Industry

The introduction of surcharge revenue in the ATM market made the deployment of off-premise ATMs economically feasible and attractive for non-financial institutions. Following this shift, according to

ATM&Debit News, the number of off-premise ATMs in the United States grew at a rapid pace, increasing in number from approximately 84,000 in 1998 to an estimated 236,000 off-premise ATMs in 2007. Additionally, this period of expansion in the off-premise business model saw a notable shift in the relative prevalence of on - and off-premise ATMs. As per ATM&Debit News, off-premise ATMs represented approximately 45% of total ATMs in the United States in 1998. By 2007, the market share of off-premise ATMs had grown to approximately 57%. Despite this long-term growth trend, the annual growth rate for off-premise ATMs has slowed considerably since 2003. Furthermore, the number of off-premise ATMs declined since 2005, indicating the continued maturation of the domestic off-premise ATM market.

The maturation of the domestic ATM market has seen an increase in the average surcharge rates charged by ATM operators. According to Dove Consulting, average surcharge rates on off-premise ATM transactions have increased by 21% from 2001 to 2006, rising from $1.48 to $1.79, respectively. On-premise ATMs have exhibited a similar trend, with average surcharge rates growing 20% over the same time period.

Source:	© Dove Consulting, 2006 ATM Deployer Study. Reprinted with Permission.

Additionally, despite the fact that electronic payment alternatives such as debit and prepaid cards have gained popularity in recent years, overall cash usage trends in the United States have remained stable. The overall level of domestic cash usage from 2001 to 2005 remained stable at approximately one-third of total transaction spending, maintaining a strong demand for convenient access for cash and ATM transactions.

Source:	©2005 American Bankers Association and Dove Consulting, a division of Hitachi Consulting. Reprinted with Permission. All Rights Reserved.

Developing Trends in the ATM Industry

Increase in Surcharge-Free Offerings.  Many U.S. banks serving the market for consumer banking services are aggressively competing for market share, and part of their competitive strategy is to increase their number of customer touch points, including the establishment of an ATM network to provide convenient, surcharge-free access to cash for their customers. While a large owned-ATM network would be a key strategic asset for a bank, we believe it would be uneconomical for all but the largest banks to build and operate an extensive U.S. ATM network. Bank branding of ATMs and participation in surcharge-free networks allows financial institutions to rapidly increase surcharge-free ATM access for their customers at substantially less cost than building their own ATM networks. These factors have led to an increase in bank branding and participation in surcharge-free networks, and we believe that there will be continued growth in such arrangements.

Growth in International Markets.  In most regions of the world, ATMs are less common than in the United States. We believe the ATM industry will grow faster in international markets than in the U.S., as the number of ATMs per capita in those markets increases and begins to approach the U.S. level. In addition, there has been a trend towards growth of off-premise ATMs in several international markets, including the United Kingdom and Mexico.

•	United Kingdom. The U.K. is the largest ATM market in Europe. Until the late 1990s, most U.K. ATMs were installed at bank and building society branches. Non-bank operators began to deploy ATMs in the United Kingdom in December 1998 when LINK (which connects the ATM networks of all U.K. ATM operators) allowed them entry into its network via arrangements between non-bank operators and U.K. financial institutions. We believe that non-bank ATM operators have benefited in recent years from customer demand for more conveniently located cash machines, the emergence of internet banking with no established point of presence, and the closure of bank branches due to consolidation. According to LINK, a total of approximately 63,000 ATMs were deployed in the United Kingdom as of January 2008, of which approximately 26,000 were operated by non-banks. This has grown from approximately 36,700 total ATMs in the U.K. in 2001, with less than 7,000 operated by non-banks. The following table shows the compound annual growth rate (“CAGR”) for ATMs deployed in the United Kingdom from 2000 to 2006.

Source:	APACS’ U.K. Payment Statistics 2007

Similar to the U.S., electronic payment alternatives have gained popularity in the U.K. in recent years. However, cash is still the primary payment method preferred by consumers, representing nearly two-thirds of total transaction spending.

Source:	APACS’ U.K. Payment Statistics 2007

Furthermore, annual ATM cash withdrawal transactions continue to remain strong in the U.K., reflecting consumers’ preference to utilize cash for their transaction spending.

Source:	APACS’ U.K. Payment Statistics 2007.

•	Mexico. Historically, surcharge fees were not allowed pursuant to Mexican law. However, in July 2005, the Mexican government approved a measure that now allows ATM operators to charge a fee to individuals withdrawing cash from their ATMs. As a result of the Mexican government allowing surcharging and the relatively low level of penetration of ATMs in Mexico, we believe that there will be significant growth in the number of ATMs owned in Mexico by non-banks. According to the Central Bank of Mexico, as of March 2008, Mexico had approximately 30,000 ATMs operating throughout the country, substantially all of which are owned by national and regional banks.

Growth of Advanced-Functionality Services.  Approximately 75% of all ATM transactions in the United States are cash withdrawals, with the remainder representing other basic banking functions such as balance inquiries, transfers, and deposits. We believe that there are significant opportunities for a large non-bank ATM operator to provide additional advanced-functionality services to customers, such as check cashing, remote deposit capture, money transfer, and bill payment services, through self-service kiosks. These additional services would result in additional revenues streams for a company and could ultimately result in increased profitability.

Outsourcing by Banks and Other Financial Institutions.  While many banks and other financial institutions own significant networks of ATMs that serve as extensions of their branch networks and increase the level of service offered to their customers, large ATM networks are costly to operate and typically do not provide significant revenue for banks and other financial institutions. We believe there is an opportunity for large non-bank ATM operators with lower costs and an established operating history to contract with financial institutions to manage their ATM networks. Such an outsourcing arrangement could reduce a financial institution’s operational costs while extending their customer service.

BUSINESS

Company Overview

Cardtronics, Inc. is a single-source provider of ATM solutions. We provide ATM management and equipment-related services (typically under multi-year contracts with initial terms generally of five to seven years) to large, nationally-known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. As of March 31, 2008, we operated over 32,600 ATMs throughout the United States, the United Kingdom, and Mexico, making us the operator of the world’s largest network of ATMs. Our high-traffic retail locations and national footprint make us an attractive partner for regional and national financial institutions that are seeking to increase their market penetration. Additionally, as of March 31, 2008, over 10,000 of our Company-owned ATMs are under contract with well-known banks to place their logos on those machines, thus providing convenient surcharge-free access to their customers. We also operate the Allpoint network, the largest surcharge-free ATM network within the United States based on the number of participating ATMs. Allpoint provides surcharge-free ATM access to customers of participating financial institutions that lack a significant ATM network. We believe that Allpoint is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs.

7-Eleven ATM Transaction

On July 20, 2007, we purchased substantially all of the assets of the 7-Eleven Financial Services Business for approximately $137.3 million in cash. That amount included a $1.3 million payment for estimated acquired working capital and approximately $1.0 million in other related closing costs. We financed the 7-Eleven ATM Transaction, including related fees and expenses, through the issuance of $100.0 million in 9.25% senior subordinated notes due 2013 — Series B and borrowings under our amended revolving credit facility.

At the time of our acquisition, the 7-Eleven Financial Services Business operated approximately 5,500 ATMs, including approximately 2,000 Vcom terminals, which, in addition to standard ATM services, offer the Vcom Services. Because of the significance of this acquisition, our historical operating results are not expected to be indicative of our future operating results. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for additional information. In connection with the 7-Eleven ATM Transaction, we entered into a placement agreement that will provide us, subject to certain conditions, with a ten-year exclusive right to operate all ATMs and Vcom terminals in 7-Eleven locations throughout the U.S., including any new stores opened or acquired by 7-Eleven.

For the three month period ended March 31, 2008 and the years ended December 31, 2007 and 2006, the 7-Eleven Financial Services Business generated revenues of $37.2 million, $153.8 million, and $163.7 million, respectively. The 2007 and 2006 revenue amounts include approximately $5.2 million and $18.7 million, respectively, of upfront placement fees received by 7-Eleven related to the development of its advanced-functionality services, approximately $4.2 million and $18.0 million of which are related to arrangements that ended prior to our acquisition of the 7-Eleven Financial Services Business, and thus will not continue in the future. While we believe we will continue to earn some placement fee revenues related to the acquired 7-Eleven Financial Services Business, we expect those amounts to be substantially less than those earned historically.

The Vcom Services component of the 7-Eleven Financial Services Business generated an operating loss of $1.3 million during the three months ended March 31, 2008. For the years ended December 31, 2007 and 2006, we have estimated that they generated an operating loss of $6.4 million for the year ended December 31, 2007 and an operating profit of $11.4 million for the year ended December 31, 2006. However, excluding the portion of the upfront placement fees that are not expected to continue in the future, the Vcom Services generated operating losses, based upon our analysis, of $10.6 million and $6.6 million for the years ended December 31, 2007 and 2006, respectively. For the period from our acquisition (July 20, 2007) through December 31, 2007, the Vcom Services generated an operating loss of $5.0 million. It is our expectation that the acquired Vcom operations will continue to generate operating losses subsequent to the 7-Eleven ATM

Transaction. However, we believe that the right mix of services and locations, coupled with effective targeted marketing strategies, could lead to improved financial results for this portion of the acquired business, and we are, therefore, currently working to restructure that portion of the acquired business. See “Risk Factors — Risks Related to Our Business — In connection with the 7-Eleven ATM Transaction, we acquired advanced-functionality Vcom machines with significant potential for providing new services. Failure to achieve market acceptance among users could lead to continued losses from the Vcom Services, which could adversely affect our operating results.”

We believe that the 7-Eleven ATM Transaction portfolio provides us with substantial benefits and opportunities, including the following:

Additional High-Volume, Prime Retail Locations.  The ATMs we acquired in the 7-Eleven ATM Transaction averaged over 1,100 cash withdrawal transactions per month during the three months ended March 31, 2008, which compares favorably to the average of 367 cash withdrawal transactions per month for our existing domestic ATM portfolio during the same period.

Internal Growth Opportunities.  We agreed to a ten-year ATM placement agreement that will give us, subject to certain conditions, the exclusive right to operate all ATMs and Vcom terminals in existing and future 7-Eleven store locations in the U.S. during the term of the agreement. Additionally, with 7-Eleven being the largest convenience store operator in the world (with over 34,200 locations worldwide), we believe that our relationship with 7-Eleven may afford us the opportunity to further expand internationally.

Bank Branding and Outsourcing Opportunities.  When combined with our existing portfolio of ATMs, the approximately 5,500 ATM and Vcom terminals located in 7-Eleven store locations, which are currently branded with the Citibank brand, bring the total number of our Company-owned ATMs under bank branding arrangements to approximately 10,000. We believe that the combined bank branded portfolio, which is the largest of its kind in the industry, will lead to future branding opportunities for many of the unbranded retail locations remaining within our portfolio of Company-owned ATMs.

Surcharge-Free Offering Opportunities.  The 7-Eleven ATM portfolio currently participates in two surcharge-free networks, the CO-OP network, the nation’s largest surcharge-free network devoted exclusively to credit unions, and Financial Services Center Cooperative (“FSCC”), a cooperative service organization providing shared branching services for credit unions. We also believe the 7-Eleven ATM Transaction provides opportunities to expand our surcharge-free network offerings.

Advanced-Functionality Opportunities.  The 7-Eleven ATM Transaction provides us with a unique opportunity to participate in the advanced kiosk-based financial services market within the U.S. through the Vcom Services. Such services may provide for additional growth opportunities as additional merchants and financial institutions seek to take advantage of these services.

Operational Synergies.  We expect our extensive industry experience and operational expertise as a low cost provider to allow us to take advantage of certain operational synergies that may be realized from the 7-Eleven ATM Transaction, as existing contracts with service providers begin to expire at the end of 2009. Furthermore, because of the nature of such contracts, the initial integration of the acquired 7-Eleven Financial Services Business is not expected to negatively impact our ongoing operations.

Other Acquisitions

In addition to the 7-Eleven ATM Transaction, we have made 14 other acquisitions in prior years both in the United States and internationally. These acquisitions included:

•	In February 2006, we acquired a 51.0% ownership stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration and the assumption of approximately $0.4 million in additional liabilities. At the time of the acquisition, CCS Mexico operated approximately 300 ATMs.

•	In December 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of the Allpoint nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million.

•	In May 2005, we purchased 100% of the outstanding shares of Bank Machine (Acquisitions) Limited for approximately $95.0 million. At the time of the acquisition, Bank Machine (Acquisitions) Limited operated approximately 1,000 ATMs in the United Kingdom.

•	In April 2005, we acquired a portfolio of 330 ATMs, primarily at BP Amoco locations throughout the midwest region, for approximately $9.0 million in cash.

•	In March 2005, we acquired a portfolio of 475 ATMs located in the greater New York Metro area from BAS Communications for approximately $8.2 million in cash.

•	In June 2004, we acquired the ATM business owned by E*TRADE Access, Inc. for $106.9 million in cash. At the time of the acquisition, E*TRADE Access, Inc. operated 13,155 ATMs in the United States.

We believe that this experience and our disciplined integration approach reduces the risks associated with acquiring additional portfolios of ATMs. Because we do not typically assume significant numbers of employees nor import new operating systems in connection with our ATM portfolio or asset acquisitions, we believe such acquisitions have relatively low integration/migration risk when compared to business acquisitions (such as the 7-Eleven ATM Transaction). We also believe our acquisition risk, for both ATM portfolio acquisitions and business acquisitions, is somewhat reduced because the financial performance of ATMs we acquire is relatively predictable given our access to third-party data on the transaction history and revenues of the ATMs we acquire. This predictability is also enhanced by the well-understood nature of our operating costs per machine and per transaction.

The scale of our operations allows us to significantly reduce the overhead associated with acquired ATM portfolios as well as reduce operating costs by taking advantage of our existing vendor contracts. In addition, we have been able to successfully grow several of our acquired ATM portfolios and businesses by deploying additional ATMs under the merchant contracts associated with such acquisitions. This has resulted in improved operating cash flow and high returns on capital for several of our transactions. For example, the current annual EBITDA on the ATM business acquired from E*TRADE Access, Inc. is approximately three times the annual EBITDA at the time of acquisition.

Our Products and Services

We typically provide our leading merchant customers with all of the services required to operate an ATM, which include transaction processing, cash management, maintenance, and monitoring. We believe our merchant customers value our high level of service, our 24-hour per day monitoring and accessibility, and that our U.S. ATMs are on-line and able to serve customers an average of 98.5% of the time. In connection with the operation of our ATMs and our customers’ ATMs, we generate revenue on a per-transaction basis from the surcharge fees charged to cardholders for the convenience of using our ATMs and from interchange fees charged to such cardholders’ financial institutions for processing the ATM transactions. The following table provides detail relating to the number of ATMs we owned and operated under our various arrangements as of March 31, 2008:

	Company-Owned	Merchant-Owned	Total

Number of ATMs	21,500	11,100	32,600
Percent of total ATMs	66.0%	34.0%	100.0%

We generally operate our ATMs under multi-year contracts that provide a recurring and stable source of transaction-based revenue and typically have an initial term of five to seven years. As of March 31, 2008, our contracts with our top 10 merchant customers had a weighted average remaining life (based on revenues) of 7.4 years, including the 10-year placement agreement we entered into with 7-Eleven in July 2007.

Recently, we have entered into arrangements with financial institutions to brand certain of our Company-owned ATMs. A branding arrangement allows a financial institution to expand its geographic presence for a fraction of the cost of building a branch location and typically for less than the cost of placing one of its own ATMs at that location. Such an arrangement allows a financial institution to rapidly increase its number of branded ATM sites and improve their competitive position. Under these arrangements, the branding institution’s customers are allowed to use the branded ATM without paying a surcharge fee to us. In return, we receive monthly fees on a per-ATM basis from the branding institution, while retaining our standard fee schedule for other cardholders using the branded ATM. In addition, we typically receive increased interchange revenue as a result of increased usage of our ATMs by the branding institution’s customers and others who prefer to use a bank branded ATM. We intend to pursue additional branding arrangements as part of our growth strategy. Prior to 2006, we had bank branding arrangements in place on less than 1,000 of our Company-owned ATMs. However, as a result of our increased sales efforts, the 7-Eleven ATM Transaction, and financial institutions realizing the significant benefits and opportunities afforded to them through bank branding programs, as of March 31, 2008, we had branding arrangements in place with 24 domestic financial institutions and had placed these institution’s brands on over 9,500 Company-owned ATMs. The 7-Eleven ATM Transaction added approximately 5,500 of these ATMs, which are branded with the Citibank brand.

Another type of surcharge-free program we offer in addition to branding our ATMs is through our Allpoint and MasterCard nationwide surcharge-free ATM networks. Under the Allpoint network, financial institutions who are members of the network pay us a fixed monthly fee per cardholder in exchange for us providing their cardholders with surcharge-free access to most of our domestic owned and/or operated ATMs. Under the MasterCard network, we provide surcharge-free access to most of our domestic owned and/or managed ATMs to cardholders of financial institutions who participate in the network and who utilize a MasterCard debit card. In return for providing this service, we receive a fee from MasterCard for each surcharge-free withdrawal transaction conducted on our network. The Allpoint and MasterCard networks offer attractive alternatives to financial institutions that lack their own distributed ATM network. We acquired all of the outstanding shares of ATM National, Inc., the owner and operator of the Allpoint network, in December 2005. In September 2006, we implemented our surcharge-free network with MasterCard. As part of the 7-Eleven ATM Transaction, we assumed additional surcharge-free relationships with CO-OP, the nation’s largest surcharge-free network for credit unions, and FSCC, a cooperative service organization providing shared branching services for credit unions, thus further enhancing our surcharge-free offerings.

We have found that the primary factor affecting transaction volumes at a given ATM is its location. Our strategy in deploying our ATMs, particularly those placed under Company-owned arrangements, is to identify and deploy ATMs at locations that provide high visibility and high transaction volume. Our experience has demonstrated that the following locations often meet these criteria: convenience stores and combination convenience stores and gas stations, grocery stores, airports, and major regional and national retail outlets. The 5,500 locations that we added to our portfolio as a result of the 7-Eleven ATM Transaction are a prime example of the types of locations that we seek when deploying our ATMs. In addition to the 7-Eleven locations, we have also entered into multi-year agreements with a number of other merchants, including Chevron, Costco, CVS/Pharmacy, Duane Reade, ExxonMobil, Hess Corporation, Rite Aid, Safeway, Sunoco, Target, and Walgreens in the United States; Alfred Jones, Martin McColl, McDonalds, The Noble Organisation, Odeon Cinemas, Punch Taverns, Spar, Tates, and Vue Cinemas in the United Kingdom; and OXXO in Mexico. We believe that once a cardholder establishes a pattern of using a particular ATM, the cardholder will generally continue to use that ATM.

Merchant Customers

In each of our markets, we typically deploy our Company-owned ATMs under long-term contracts with major national and regional merchants, including convenience stores, supermarkets, drug stores, and other high-traffic locations. Merchant-owned ATMs are typically deployed under arrangements with smaller independent merchants.

The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of Company-owned ATMs, the contract terms vary, but typically include the following:

•	an initial term of five to seven years;

•	exclusive deployment of ATMs at locations where we install an ATM;

•	our right to increase surcharge fees;

•	our right to remove ATMs at underperforming locations without having to pay a termination fee;

•	in the United States, our right to terminate or remove ATMs or renegotiate the fees payable to the merchant if surcharge fees are generally reduced or eliminated by law; and

•	provisions making the merchant’s fee dependent on the number of ATM transactions.

Our contracts under merchant-owned arrangements typically include similar terms, as well as the following additional terms:

•	in the United States, provisions prohibiting in-store check cashing by the merchant and, in the United States and United Kingdom, the operation of any other cash-back devices;

•	provisions imposing an obligation on the merchant to operate the ATMs at any time its stores are open for business; and

•	provisions, when possible, that require the assumption of our contract in the event a merchant sells its stores.

Prior to the 7-Eleven ATM Transaction, no single merchant customer’s ATM locations generated fees that accounted for more than 5.0% of our total revenues. As a result of the 7-Eleven ATM Transaction, 7-Eleven is now the largest merchant customer in our portfolio, representing 30.9% of our total revenues for the three months ended March 31, 2008 and 33.0% of our total pro forma revenues for the year ended December 31, 2007. The underlying merchant agreement with 7-Eleven has an initial term of 10 years from the effective date of the acquisition. In addition to 7-Eleven, our next four largest merchant customers are CVS, Walgreens, Target and ExxonMobil, and they collectively generated 13.8% of our total revenues for the three months ended March 31, 2008 and 12.4% of our total pro forma revenues for the year ended December 31, 2007.

Sales and Marketing

Our sales and marketing team focuses principally on developing new relationships with national and regional merchants as well as on building and maintaining relationships with our existing merchants. The team is organized into groups that specialize in marketing to specific merchant industry segments, which allows us to tailor our offering to the specific requirements of each merchant customer. In addition to the merchant-focused sales and marketing group, we have a sales and marketing group that is focused on developing and managing our relationships with financial institutions, as we look to expand the types of services that we offer to such institutions.

In addition to targeting new business opportunities, our sales and marketing team supports our acquisition initiatives by building and maintaining relationships with newly acquired merchants. We seek to identify growth opportunities within each merchant account by analyzing the merchant’s sales at each of its locations, foot traffic, and various demographic data to determine the best opportunities for new ATM placements. As of March 31, 2008, our sales and marketing team was composed of 54 employees, of which those who are exclusively focused on sales typically receive a combination of incentive-based compensation and a base salary.

Technology

Our technology and operations platform consists of ATM equipment, ATM and internal network infrastructure (including in-house ATM transaction processing capabilities), cash management, and customer service. This platform is designed to provide our merchant customers with what we believe is a high quality suite of services.

ATM Equipment.  In the United States and Mexico, we purchase ATMs from national manufacturers, including NCR Corporation (“NCR”), Diebold, Incorporated (“Diebold”), Triton Systems of Delaware, Inc. (“Triton”), and Wincor Nixdorf AG (“Wincor Nixdorf”), and place them in our merchant customers’ locations. The portfolio of equipment we purchased in the 7-Eleven ATM Transaction is comprised of traditional ATMs manufactured by NCR and Diebold and advanced-functionality Vcom terminals manufactured by NCR. The wide range of advanced technology available from these ATM manufacturers provides our merchant customers with advanced features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can all perform basic functions, such as dispensing cash and displaying account information. However, some of our ATMs are modular and upgradeable so they can be adapted to provide additional services in response to changing technology and consumer demand. For example, a portion of our ATMs can be upgraded to accept deposits through the installation of additional hardware and software components.

We operate three basic types of ATMs in the United Kingdom: (1) “convenience,” which are internal to a merchant’s premises, (2) “through the wall,” which are external to a merchant’s premises, and (3) “pods,” a free-standing kiosk style ATM, also located external to a merchant’s premises. The ATMs are principally manufactured by NCR.

Transaction Processing.  We place significant emphasis on providing quality service with a high level of security and minimal interruption. We have carefully selected support vendors to optimize the performance of our ATM network. In addition, our in-house EFT transaction processing operations and our third-party transaction processors provide sophisticated security analysis and monitoring 24 hours a day.

In late 2006, we implemented our in-house EFT processing operation, which is based in Frisco, Texas. This initiative enables us to monitor transactions on our ATMs and to control the flow and content of information on the ATM screen. As of March 31, 2008, we had converted approximately 20,300 of our Company- and merchant-owned ATMs from third party processors to our in-house EFT processing platform, including the ATMs in our United Kingdom portfolio and our advanced-functionality Vcom terminals. We currently expect this initiative to be completed by December 31, 2008. Additionally, we are processing transactions for 675 ATMs owned by a third party who has engaged us to serve as the processor for a portion of its ATM portfolio.

In conjunction with the 7-Eleven ATM Transaction, we assumed a master ATM management agreement with Fiserv under which Fiserv currently provides a number of ATM-related services to the 7-Eleven ATMs, including transaction processing, network hosting, network sponsorship, maintenance, cash management, and cash replenishment.

Internal Systems.  Our internal systems, including our in-house EFT processing platform, include multiple layers of security to help protect them from unauthorized access. Protection from external sources is provided by the use of hardware and software-based security features that isolate our sensitive systems. We also use commercially-available encryption technology to protect communications. On our internal network, we employ user authentication and anti-virus tools at multiple levels. These systems are protected by detailed security rules to limit access to all critical systems. Our systems components are directly accessible by a limited number of employees on a need-only basis. Our gateway connections to our EFT network service providers provide us with real-time access to transaction details, such as cardholder verification, authorization, and funds transfer. We have installed these communications circuits with backup connectivity to help protect us from telecommunications problems in any particular circuit. We use commercially-available and custom software that continuously monitors the performance of the ATMs in our network, including details of transactions at each ATM and expenses relating to that ATM, such as fees payable to the merchant. This software permits us to generate detailed financial information for each ATM location, allowing us to monitor each location’s profitability. We analyze transaction volume and profitability data to determine whether to continue operating at a given site, how to price various operating arrangements with merchants and branding arrangements, and to create a profile of successful ATM locations so as to assist us in deciding the best locations for additional ATM deployments.

Cash Management.  We have our own internal cash management department that utilizes data generated by our cash providers, internally-generated data, and a proprietary methodology to confirm daily orders, audit delivery of cash to armored couriers and ATMs, monitor cash balances for cash shortages, coordinate and manage emergency cash orders, and audit costs from both armored couriers and cash providers.

Our cash management department uses commercially-available software and proprietary analytical models to determine the necessary fill frequency and load amount for each ATM. We project cash requirements for each ATM on a daily basis, taking into consideration its location, the day of the week, and timing of holidays and events, and other factors. After receiving a cash order from us, the cash provider forwards the request to its vault location nearest to the applicable ATM. Personnel at the vault location then arrange for the requested amount of cash to be set aside and made available for the designated armored courier to access and subsequently transport to the ATM.

Customer Service.  We believe one of the factors that differentiates us from our competitors is our customer service responsiveness and proactive approach to managing any ATM downtime. We use an advanced software package that monitors the performance of our Company-owned ATMs 24 hours a day for service interruptions and notifies our maintenance vendors for prompt dispatch of necessary service calls. The traditional ATMs acquired in the 7-Eleven ATM Transaction will continue to be monitored and serviced under the Fiserv ATM management agreement. Additionally, the Vcom terminals acquired will continue to be monitored under a third-party service agreement.

Finally, we use a commercially-available software package to maintain a database of transactions made on and performance metrics for all of our ATM locations. This data is aggregated into individual merchant customer profiles that are readily accessible by our customer service representatives and managers. We believe our proprietary database enables us to provide superior quality and accessible and reliable customer support.

Primary Vendor Relationships

To maintain an efficient and flexible operating structure, we outsource certain aspects of our operations, including transaction processing, cash management, and maintenance. Due to the number of ATMs we operate, we believe we have obtained favorable pricing terms from most of our major vendors. We contract for the provision of the services described below in connection with our operations.

Transaction Processing.  We contract with and pay fees to third parties who process transactions originating from our ATMs and that are not processed directly through our own in-house EFT processing platform. These processors communicate with the cardholder’s financial institution through an EFT network to obtain transaction authorization and settle transactions. These transaction processors include Star Systems, Fiserv, RBSLynk (“Lynk”, a subsidiary of The Royal Bank of Scotland Group) and Elan Financial Services in the United States, LINK and Euronet in the United Kingdom, and PROSA-RED in Mexico. Although the Company has recently moved towards in-house EFT processing, such processing efforts are primarily focused on controlling the flow and content of information on the ATM screen. As such, we expect to continue to rely on third party service providers to handle our connections to the EFT networks and to perform selected fund settlement and reconciliation processes. Transactions originating on traditional ATMs acquired in the 7-Eleven ATM Transaction will continue to be processed under the ATM management agreement with Fiserv, who maintains relationships with the major U.S. networks.

EFT Network Services.  Our transactions are routed over various EFT networks to obtain authorization for cash disbursements and to provide account balances. Such networks include Star, Pulse, NYCE, Cirrus, and Plus in the United States; LINK in the United Kingdom; and PROSA-RED in Mexico. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amount paid to us. We attempt to maximize the utility of our ATMs to cardholders by participating in as many EFT networks as practical.

ATM Equipment.  As previously noted, we purchase substantially all of our ATMs from national manufacturers, including NCR, Diebold, Triton Systems, and Wincor Nixdorf. The large quantity of ATMs that we purchase from these manufacturers enables us to receive favorable pricing and payment terms. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to minimize technical problems with purchased equipment. Under our Company-owned arrangements, we deploy high quality, multi-function ATMs. Under our merchant-owned arrangements, we deploy ATMs that are cost-effective and appropriate for the merchant.

Although we currently purchase a substantial majority of our ATMs from NCR, we believe our relationships with our other ATM suppliers are good and that we would be able to purchase the ATMs we require for our Company-owned operations from other ATM manufacturers if we were no longer able to purchase ATMs from NCR.

ATM Maintenance.  In the United States, we typically contract with third-party service providers for the provision of on-site maintenance services. We have multi-year maintenance agreements with Diebold, NCR, and Pendum in the United States. In the United Kingdom, maintenance services are provided by in-house technicians. In Mexico, Diebold provides all maintenance services for our ATMs.

In connection with the 7-Eleven ATM Transaction, we assumed a number of multi-year, third-party service contracts previously entered into by the 7-Eleven Financial Services Business. Historically, Fiserv has contracted with NCR to provide on-site maintenance services to the acquired ATMs and Vcom terminals. We will continue to operate under the current terms of these agreements until such time as they are renegotiated or expire.

Cash Management.  We obtain cash to fill our Company-owned, and in some cases merchant-owned, ATMs under arrangements with our cash providers, which consist of Bank of America, Wells Fargo, and PDNB in the United States, ALCB in the United Kingdom, and Bansi in Mexico. In the United States and United Kingdom, we have generally paid a monthly fee on the average amount outstanding to our primary vault cash providers under a formula based on LIBOR. However, for the ATMs and Vcom terminals acquired in the 7-Eleven ATM Transaction, we pay a monthly fee for the vault cash utilized under a floating rate formula based on the federal funds effective rate. In Mexico, we pay a monthly fee for this cash under a formula based on the Mexican Interbank Rate. At all times, the cash legally belongs to the cash providers, and we have no access or right to the cash. We also contract with third parties to provide us with cash management services, which include reporting, armored courier coordination, cash ordering, cash insurance, reconciliation of ATM cash balances, ATM cash level monitoring, and claims processing with armored couriers, financial institutions, and processors.

As of March 31, 2008, we had $747.3 million in cash in our domestic ATMs under these arrangements, of which 49.4% was provided by Bank of America under a vault cash agreement that runs until October 2008 and 49.9% was provided by Wells Fargo under a vault cash agreement that runs until July. In the United Kingdom, the balance of cash held in our ATMs as of March 31, 2008, was approximately $164.5 million, and in Mexico, our balance totaled approximately $14.3 million as of March 31, 2008.

Cash Replenishment.  We contract with armored courier services to transport and transfer cash to our ATMs. We use leading armored couriers such as Brink’s Incorporated (“Brink’s”), Loomis, Fargo & Co., and Pendum in the United States; and Loomis and Group 4 Securicor in the United Kingdom. Under these arrangements, the armored couriers pick up the cash in bulk and, using instructions received from our cash providers, prepare the cash for delivery to each ATM on the designated fill day. Following a predetermined schedule, the armored couriers visit each location on the designated fill day, load cash into each ATM by either adding additional cash into a cassette or by swapping out the remaining cash for a new fully loaded cassette, and then balance the machine and provide cash reporting to the applicable cash provider.

In Mexico, we utilize a flexible replenishment schedule, which enables us to minimize our cash inventory by allowing the ATM to be replenished on an “as needed” basis and not on a fixed recurring schedule. Cash needs are forecasted in advance and the ATMs are closely monitored on a daily basis. Once a terminal is projected to need cash within a specified number of days, the cash is procured and the armored vendor is scheduled so that the terminal is loaded approximately one day prior to the day that it is expected to run out of cash. Our primary armored courier service providers in Mexico are Compañia Mexicana de Servicio de Traslado de Valores (Cometra) and Panamericano.

In the first quarter of 2008, we announced that we are in the process of establishing our own in-house armored courier operation in the United Kingdom, which we expect will formally commence operations in the third quarter of 2008. Such operation will initially service the cash needs of approximately 300 of our ATMs located throughout the London metropolitan area.

Seasonality

In the United States and Mexico, our overall business is somewhat seasonal in nature with generally fewer transactions occurring in the first quarter. We typically experience increased transaction levels during the holiday buying season at our ATMs located in shopping malls and lower volumes in the months following the holiday season. Similarly, we have seen increases in transaction volumes in the spring at our ATMs located near popular spring-break destinations. Conversely, transaction volumes at our ATMs located in regions affected by strong winter weather patterns typically decline as a result of decreases in the amount of consumer traffic through certain locations in which we operate our ATMs. These declines, however, have been offset somewhat by increases in the number of our ATMs located in shopping malls and other retail locations that benefit from increased consumer traffic during the holiday buying season. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.

In the United Kingdom, seasonality in transaction patterns tends to be similar to the seasonal patterns in the general retail market. Generally, the highest transaction volumes occur on weekend days in each of our markets and, thus, monthly transaction volumes will fluctuate based on the number of weekend days in a given month. However, we, like other independent ATM operators, experience a drop in the number of transactions we process during the Christmas season due to consumers’ greater tendency to shop in the vicinity of free ATMs and our closure of some of our ATM sites over the Christmas break. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.

Competition

We compete with financial institutions and other independent ATM companies for additional ATM placements, new merchant accounts, and acquisitions. Several of our competitors, namely national financial institutions, are larger and more established. While these entities may have fewer ATMs than we do, they have greater financial and other resources than us. For example, our major domestic competitors include banks such as Bank of America, US Bancorp, Wachovia, and PNC Corp. as well as independent ATM operators such as ATM Express and Innovus. In the United Kingdom, we compete with several large non-bank ATM operators, including Cardpoint (a wholly-owned subsidiary of Payzone), Notemachine, and Paypoint, as well as banks such as the Royal Bank of Scotland, Barclays, and Lloyds, among others. In Mexico, we compete primarily with national and regional financial institutions, including Banamex, Bancomer, and HSBC. Although the independent ATM market is still relatively undeveloped in Mexico, we have recently seen a number of small ATM operators initiate operations. These operators, which are typically known by the names of their sponsoring banks, include Banco Inbursa, Afirme, and Bajio.

Despite the level of competition we face, many of our competitors have not historically had a singular focus on ATM management. As a result, we believe our focus solely on ATM management and related services gives us a significant competitive advantage. In addition, we believe the scale of our extensive ATM network and our focus on customer service also provide significant competitive advantages.

Government and Industry Regulation

United States

Our principal business, ATM network ownership and operation, is not subject to significant government regulation, though we are subject to certain industry regulations. Furthermore, various aspects of our business are subject to state regulation. Our failure to comply with applicable laws and regulations could result in restrictions on our ability to provide our products and services in such states, as well as the imposition of civil fines.

Americans with Disabilities Act (“ADA”).  The ADA currently prescribes provisions that ATMs be made accessible to and independently usable by individuals who are visually-impaired. The Department of Justice may adopt new accessibility guidelines under the ADA that will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the proposed guidelines that have been published for comment but not yet adopted, ATM height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities, among other modifications. If adopted, these new guidelines would affect the manufacture of ATM equipment going forward and could require us to retrofit ATMs in our network as those ATMs are refurbished or updated for other purposes. Additionally, proposed Accessibility Guidelines under the ADA would require voice-enabling technology for newly installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. We are committed to ensuring that all of our ATMs comply with all applicable ADA laws, and, although these new rules have not yet been adopted by the Department of Justice, we made substantially all of our Company-owned ATMs voice-enables in conjunction with our security upgrade efforts in 2007.

Rehabilitation Act.  In November 2006, a U.S. District Judge ruled that the United States’ currencies (as currently designed) violate the Rehabilitation Act, a law that prohibits discrimination in government programs on the basis of disability, as the paper currencies issued by the U.S. are identical in size and color, regardless of denomination. Under the ruling, the U.S. Treasury Department has been ordered to develop ways in which to differentiate paper currencies such that an individual who is visually-impaired would be able to distinguish between the different denominations. In response to the November 2006 ruling, the Justice Department filed an appeal with the U.S. Court of Appeals for the District of Columbia Circuit, requesting that the decision be overturned on the grounds that varying the size of denominations could cause significant burdens on the vending machine industry and cost the Bureau of Engraving and Printing an initial investment of $178.0 million and up to $50.0 million in new printing plates. In May 2008, the U.S Court of Appeals for the District of Columbia Circuit upheld the November 2006 ruling. While it is still uncertain at this time whether this decision will be appealed to the U.S Supreme Court and what the outcome of that appeals process would be, depending on the specific remediation efforts agreed to, participants in the ATM industry (including us) could be forced to incur significant costs to upgrade current machines’ hardware and software components.

Encrypting Pin Pad and Triple-Data Encryption Standards.  Data encryption makes ATMs more tamper-resistant. Two of the more recently developed advanced data encryption methods are commonly referred to as Encrypting Pin Pad (“EPP”) and the Triple Data Encryption Standard (Triple-DES). In 2005, we adopted a policy that any new ATMs that we acquire from a manufacturer must be both EPP and Triple-DES compliant. As of March 31, 2008, all of our ATMs were Triple-DES compliant and all of our Company-owned ATMs were EPP compliant.

Surcharge Regulation.  The imposition of surcharges is not currently subject to federal regulation. There have been, however, various state and local efforts to ban or limit surcharges, generally as a result of activities of consumer advocacy groups that believe that surcharges are unfair to cardholders. Generally, United States federal courts have ruled against these efforts. We are not aware of any existing surcharging bans or limits applicable to us in any of the jurisdictions in which we currently do business. Nevertheless, there can be no assurance that surcharges will not be banned or limited in the cities and states where we operate. Such a ban or limit would have a material adverse effect on us and other ATM operators.

EFT Network Regulations.  EFT regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. The Electronic Fund Transfer Act, commonly known as Regulation E, is the major source of EFT network regulations. The regulations promulgated under Regulation E establish the basic rights, liabilities, and responsibilities of consumers who use electronic fund transfer services and of financial institutions that offer these services. The services covered include, among other services, ATM transactions. Generally, Regulation E requires us to provide notice of the fee to be charged the consumer, establish limits on the consumer’s liability for unauthorized use of his card, provide receipts to the consumer, and establish protest procedures for the consumer. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

United Kingdom

In the United Kingdom, MasterCard International has required compliance with an encryption standard called Europay, MasterCard, Visa, or “EMV”. The EMV standard provides for the security and processing of information contained on microchips imbedded in certain debit and credit cards, known as “smart cards.” As of March 31, 2008, all of our ATMs in the United Kingdom were EMV compliant, except for ATM transactions that are originated through MasterCard branded credit cards. We expect to achieve EMV compliance for these cards by June 30, 2008. As a result of these compliance standards, our liability for fraudulent transactions conducted on our ATMs in the United Kingdom should be substantially reduced.

Additionally, the Treasury Select Committee of the House of Commons heard evidence in 2005 from interested parties with respect to surcharges in the ATM industry. This committee was formed to investigate public concerns regarding the ATM industry, including (1) adequacy of disclosure to ATM customers regarding surcharges, (2) whether ATM providers should be required to provide free services in low-income areas, and (3) whether to limit the level of surcharges. While the committee made numerous recommendations to Parliament regarding the ATM industry, including that ATMs should be subject to the Banking Code (a voluntary code of practice adopted by all financial institutions in the United Kingdom), the United Kingdom government did not accept the committee’s recommendations. Despite the rejection of the committee’s recommendations, the U.K. government did sponsor an ATM task force to look at social exclusion in relation to ATM services. As a result of the task force’s findings, approximately 600 additional free-to-use ATMs (to be provided by multiple ATM deployers) were required to be installed in low income areas throughout the United Kingdom. While this is less than a two percent increase in free-to-use ATMs through the U.K., there is no certainty that other similar proposals will not be made and accepted in the future.

Mexico

The ATM industry in Mexico has been historically operated by financial institutions. The Central Bank of Mexico (“Banco de Mexico”) supervises and regulates ATM operations of both financial institutions and non-bank ATM deployers. Although, Banco de Mexico’s regulations permit surcharge fees to be charged in ATM transactions, it has not issued specific regulations for the provision of ATM services. In addition, in order for a non-bank ATM deployer to provide ATM services in Mexico, the deployer must be affiliated with PROSA-RED or E-Global, which are credit card and debit card proprietary networks that transmit information and settle ATM transactions between its participants. As only financial institutions are allowed to be participants of PROSA-RED or E-Global, Cardtronics Mexico entered into a joint venture with Bansi, who is a member of PROSA-RED. As a financial institution, Bansi and all entities in which it participates, including Cardtronics Mexico, are regulated by the Ministry of Finance and Public Credit (“Secretaria de Hacienda y Crédito Público”) and supervised by the Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). Additionally, Cardtronics Mexico is subject to the provisions of the Ley del Banco de Mexico (Law of Banco de Mexico), the Ley de Instituciones de Crédito (Mexican Banking Law), and the Ley para la Transparencia y Ordenamiento de los Servicios Financieros (Law for the Transparency and Organization of Financial Services).

Legal Proceedings

In 2006, Duane Reade, Inc. (“Customer”), one of our merchant customers, filed a complaint in the New York State Supreme Court alleging that we had breached an ATM operating agreement with the Customer by failing to pay the Customer the proper amount of fees under the agreement. The Customer is claiming that it is owed no less than $600,000 in lost revenues, exclusive of interests and costs, and projects that additional damages will accrue to them at a rate of approximately $100,000 per month, exclusive of interest and costs. As the term of our operating agreement with the Customer extends to December 2014, the Customer’s claims could exceed $12.0 million. In response to a motion for summary judgment filed by the Customer and a cross-motion filed by us, the New York State Supreme Court ruled in September 2007 that our interpretation of the ATM operating agreement was the appropriate interpretation and expressly rejected the Customer’s proposed interpretations. The Customer has appealed this ruling. Notwithstanding that appeal, we believe that the ultimate resolution of this dispute will not have a material adverse impact on our financial condition or results of operations.

We are also subject to various legal proceedings and claims arising in the ordinary course of its business. We have provided reserves where necessary for all claims and management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

Employees

As of March 31, 2008, we had 418 employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082, and our telephone number is (281) 596-9988. We lease approximately 26,000 square feet of space under our Houston office lease and approximately 30,000 square feet in warehouse space in Houston, Texas. We lease an additional 15,000 square feet of office and warehouse space in buildings adjacent to our principal executive offices in Houston, Texas. Furthermore, we lease approximately 15,000 square feet in Frisco, Texas, where we mange our in-house EFT processing operations and our Advanced Functionality operations, and 2,500 square feet of office space in Bethesda, Maryland, where we manage our Allpoint surcharge-free network operations.

In addition to our domestic office space, we lease approximately 6,200 square feet of office space in Hatfield, Hertfordshire, England and approximately 2,400 square feet of office space in Mexico City, Mexico. Our facilities are leased pursuant to operating leases for various terms. We believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space upon expiration of our current lease terms.

MANAGEMENT

Directors and Executive Officers

Board of Directors

Board Size.  Our Board of Directors (our “Board”) is currently composed of seven directors. Our Third Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws provide for a classified Board consisting of three classes of directors, each serving staggered three year terms. As a result, a portion of our Board is elected each year. Class I directors’ terms expire at the Annual Meeting of Stockholders to be held in June 2008, Class II directors’ terms expire at the Annual Meeting of Stockholders to be held in 2009, and Class III directors’ terms expire at the Annual Meeting of Stockholders to be held in 2010. The following table sets forth the name and age of each of the person who was serving as a director as of May 30, 2008:

Name	Age	Position

Fred R. Lummis	54	Chairman of the Board, Class III Director
Jack Antonini	55	Class III Director
Tim Arnoult	59	Class II Director
Robert P. Barone	70	Class I Director
Jorge M. Diaz	43	Class I Director
Dennis F. Lynch	59	Class II Director
Michael A.R. Wilson	40	Class III Director

The Nominating & Governance Committee of our Board considers and makes recommendations to our Board concerning the appropriate size and needs of our Board and considers candidates to fill new positions created by expansion or vacancies that occur by resignation, retirement or any other reason.

The following biographies describe the business experience of the current members of our Board of Directors:

Fred R. Lummis has served as a director and Chairman of the Board since June 2001. In 2006, Mr. Lummis co-founded Platform Partners, LLC and currently serves as its Chairman and Chief Executive Officer. Prior to co-founding Platform Partners, Mr. Lummis co-founded and served as the managing partner of The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, LP. Mr. Lummis continues to serve as a senior advisor to The CapStreet Group, LLC. From June 1998 to May 2000, Mr. Lummis served as Chairman of the Board and Chief Executive Officer of Advantage Outdoor Company, an outdoor advertising company. From September 1994 to June 1998, Mr. Lummis served as Chairman and Chief Executive Officer of American Tower Corporation, a nationwide communication tower owner and operator. Mr. Lummis currently serves as a director of Amegy Bancorporation Inc. and several private companies. Mr. Lummis holds a Bachelor of Arts degree in economics from Vanderbilt University and a Masters of Business Administration degree from the University of Texas at Austin.

Jack Antonini has served as our Chief Executive Officer, President and a director since January 2003. From November 2000 to December 2002, Mr. Antonini served as a consultant for JMA Consulting, providing consulting services to the financial industry. During 2000, Mr. Antonini served as Chief Executive Officer and President of Globeset, Inc., an electronic payment products and services company. From August 1997 to February 2000, Mr. Antonini served as Executive Vice President of consumer banking at First Union Corporation of Charlotte, N.C. From September 1995 to July 1997, he served as Vice Chairman and Chief Financial Officer of First USA Corporation, which was acquired by Bank One in June 1997. From 1985 to 1995, Mr. Antonini held various positions at San Antonio-based USAA Federal Savings Bank, serving as Vice Chairman, President and Chief Executive Officer from August 1991 to August 1995. He holds a Bachelor of Science degree in business and accounting from Ferris State University in Michigan. Mr. Antonini previously served as a director of the Electronic Funds Transfer Association.

Tim Arnoult was appointed as a director on January 24, 2008. Mr. Arnoult has over 30 years of banking and financial services experience. From 1979 to 2006, Mr. Arnoult served in various positions at Bank of America, including President of Global Treasury Services from 2005-2006, President of Global Technology and Operations from 2000-2005 and President of Central U.S. Consumer and Commercial Banking from 1996-2000. Mr. Arnoult is also experienced in mergers and acquisitions, having been directly involved in significant transactions such as the mergers of NationsBank and Bank America in 1998 and Bank of America and FleetBoston in 2004. Mr. Arnoult has served on a variety of boards throughout his career, including the board of Visa USA. Mr. Arnoult holds a Bachelor of Arts degree in psychology and a Masters of Business Administration degree from the University of Texas at Austin.

Robert P. Barone has served as a director since September 2001. Mr. Barone has more than 40 years of sales, marketing and executive leadership experience from the various positions he has held at Diebold, NCR, Xerox and the Electronic Funds Transfer Association. Since December 1999, Mr. Barone has served as a consultant for SmartNet Associates, Inc., a private consulting firm. Additionally, from May 1997 to November 1999, Mr. Barone served as Chairman of the Board of PetsHealth Insurance, Inc., a pet health insurance provider. From September 1988 to September 1994, he served as Board Vice-Chairman, President and Chief Operating Officer at Diebold. He holds a Bachelor of Business Administration degree from Western Michigan University and a Masters of Business Administration degree from Indiana University. A founder and past Chairman of the Electronic Funds Transfer Association, Mr. Barone is now Chairman Emeritus of the Electronic Funds Transfer Association.

Jorge M. Diaz has served as a director since December 2004. Mr. Diaz has served as Division President and Chief Executive Officer of Fiserv Output Solutions, a division of Fiserv, Inc., since April 1994. Fiserv Output Solutions provides card production services, statement processing and electronic document distribution services. In January 1985, Mr. Diaz co-founded National Embossing Company, a predecessor company to Fiserv Output Solutions. Mr. Diaz sold National Embossing Company to Fiserv in April 1994.

Dennis F. Lynch was appointed as a director on January 24, 2008. Mr. Lynch has over 25 years experience in the payments industry and has led the introduction and growth of various card products and payment solutions. Mr. Lynch currently serves as Chairman and Chief Executive Officer of RightPath Payments Inc., a company providing business-to-business payments via the internet. From 1994 to 2004, Mr. Lynch served in various positions of NYCE Corporation, an electronic payments network, including serving as President and Chief Executive Officer from 1996 to 2004 and a director from 1992-2004. Prior to joining NYCE, Mr. Lynch served in a variety of information technology and product roles, ultimately managing Fleet’s consumer payments portfolio. Mr. Lynch has served on a number of boards, including the board of Open Solutions, Inc., a publicly-traded company delivering core banking products to the financial services market, from 2005-2007, was a founding director of the New England-wide YANKEE24 Network and served as its Chairman from 1988 to 1990. Additionally, Mr. Lynch has served on the Executive Committee and the board of the Electronic Funds Transfer Association. Mr. Lynch received his Bachelors and Masters degrees from the University of Rhode Island.

Michael A.R. Wilson has served as a director since February 2005. Mr. Wilson is a Managing Director at TA Associates, a private equity firm, where he focuses on growth investments and leveraged buyouts of financial services, business services, and consumer products companies. He currently serves on the boards of Advisory Research, Inc., Jupiter Investment Group, K2 Advisors LLC, and Numeric Investors. Prior to joining TA Associates in 1992, Mr. Wilson was a Financial Analyst in Morgan Stanley’s Telecommunications Group. In 1994, he joined Affiliated Managers Group, a TA Associates-backed financial services start-up, as Vice President and a member of the founding management team. Mr. Wilson received a BA degree, with Honors, in Business Administration from the University of Western Ontario and a Masters of Business Administration degree, with Distinction, from Harvard Business School.

Director Independence

As required under the listing standards of The NASDAQ Stock Market LLC (“NASDAQ”), a majority of the members of our Board must qualify as “independent,” as affirmatively determined by our Board. Our

Board has delegated this responsibility to its Nominating & Governance Committee. Pursuant to its charter, the Nominating & Governance Committee determines whether or not each director and each prospective director is independent. The Nominating & Governance Committee evaluated all relevant transactions or relationships between each director, or any of his or her family members, and our company, senior management and independent registered accounting firm. Based on this evaluation, the Nominating & Governance Committee has determined that Messrs. Arnoult, Barone, Lummis, Lynch and Wilson are each an independent director, as that term is defined in the NASDAQ listing standards. Messrs. Arnoult, Barone, Lummis, Lynch and Wilson constitute a majority of the members of our Board. Mr. Antonini is not independent because he currently serves as our President and Chief Executive Officer. Mr. Diaz is not considered independent because of his employment with Fiserv Output Solutions, a division of Fiserv, Inc. In 2007, we paid approximately $9.9 million in fees to Fiserv for services rendered to us.

Committees of the Board of Directors

General

Our Board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. Each committee (with the exception of the Compensation Committee) is comprised of independent directors as currently required under the SEC’s rules and regulations and the NASDAQ listing standards and each committee is governed by a written charter approved by the full Board. These charters form an integral part of our corporate governance policies, and a copy of each charter is available on our website at www.cardtronics.com.

The table below provides the composition of each committee of our Board:

Nominating &
	Audit	Compensation	Governance
Name	Committee	Committee	Committee

Fred R. Lummis		X	X
Jack Antonini
Tim Arnoult	X		X
Robert P. Barone	X
Jorge M. Diaz		X
Dennis F. Lynch	X		X
Michael A.R. Wilson		X

Audit Committee

The Audit Committee is appointed by our Board to:

•	assist the Board in fulfilling its oversight responsibilities with respect to the conduct by our management of our financial reporting process, including the development and maintenance of a system of internal accounting and financial reporting controls;

•	assist the Board in overseeing the integrity of our financial statements, qualifications and independence of our independent registered public accounting firms, their performance and the performance of the our internal audit function;

•	prepare for inclusion in this proxy statement the audit committee report required by the SEC;

•	recommend to our Board whether such audited financial statements should be included in our Annual Report on Form 10-K to be filed with the SEC; and

•	perform such other functions as the Board may assign to the Audit Committee from time to time.

The Board, in its business judgment, has determined that the Audit Committee is comprised entirely of directors who satisfy the standards of independence established under the SEC’s rules and regulations, NASDAQ listing standards and our Corporate Governance Principles. In addition, the Board, in its business judgment, has determined that each member of the committee satisfies the financial literacy requirements of the NASDAQ listing standards and Mr. Barone qualifies as an “audit committee financial expert” within the meaning of the SEC’s rules and regulations.

Pursuant to its charter, the Audit Committee has the authority, at our expense, to retain professional advisors, including legal, accounting or other consultants, to advise the Audit Committee in connection with the exercise of its powers and responsibilities. The Audit Committee may require any of our officers or employees, our outside legal counsel or our independent registered public accounting firm to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee is responsible for the resolution of any disagreements between the independent registered public accounting firms and management regarding our financial reporting. The Audit Committee meets at least quarterly with management and the independent registered public accounting firm in separate executive sessions to discuss any matter that the Audit Committee or each of these groups believe should be discussed privately. The Audit Committee makes regular reports to our Board. The Report of the Audit Committee for the fiscal year ended December 31, 2007 is set forth in our 2008 proxy statement.

Compensation Committee

The Compensation Committee establishes salary and incentive compensation of our executive officers and administers our employee benefit plans. Pursuant to the NASDAQ Marketplace Rules, a company listing its stock for trading on the NASDAQ in connection with its initial public offering has 12 months from the date of listing to comply with the requirement that its Compensation Committee be comprised entirely of independent directors. The Board, in its business judgment, has determined that two of the three directors on the Compensation Committee (Messrs. Lummis and Wilson) currently satisfy the standards of independence established under the SEC’s rules and regulations, NASDAQ listing standards and our Corporate Governance Guidelines. Our Board has determined that Mr. Diaz is not independent due to his relationship with Fiserv but that his continued service as a member of the Compensation Committee is in the best interests of our company and stockholders pursuant to the transition rules contained in the NASDAQ listing standards. The Report of the Compensation Committee for the fiscal year ended December 31, 2008 is set forth under “Compensation Committee Report” in our 2008 proxy statement.

The Compensation Committee is delegated all authority of our Board as may be required or advisable to fulfill the purposes of the Compensation Committee as set forth in its charter. The Compensation Committee may form and delegate some or all of its authority to subcommittees when it deems appropriate. Pursuant to its charter, the purposes of the Compensation Committee are to:

•	oversee the responsibilities of the Board relating to compensation of our directors and executive officers;

•	design, recommend and evaluate our director and executive officer compensation plans, policies and programs;

•	produce the Compensation Committee Report for inclusion in the proxy statement, in accordance with applicable rules and regulations;

•	otherwise discharge our Board’s responsibilities relating to compensation of our directors and executive officers; and

•	perform such other functions as our Board may assign to the committee from time to time.

In connection with these purposes, our Board has entrusted the Compensation Committee with the overall responsibility for establishing, implementing and monitoring the compensation for our executive officers. In addition, the Compensation Committee works with our executive officers, including our Chief Executive Officer, to implement and promote our executive compensation strategy. Please see “— Executive Officer

Compensation — Compensation Discussion and Analysis” for additional information on the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation and “— Director Compensation” for additional information on its consideration and determination of director compensation.

Nominating & Governance Committee

The Nominating & Governance Committee identifies individuals qualified to become members of our Board, makes recommendations to our Board regarding director nominees for the next annual meeting of stockholders and develops and recommends corporate governance principles to our Board. The Nominating & Governance Committee, in its business judgment, has determined that it is comprised entirely of directors who satisfy the standards of independence established under NASDAQ listing standards and our Corporate Governance Guidelines.

The Nominating & Governance Committee is delegated all authority of our Board as may be required or advisable to fulfill the purposes of the Nominating & Governance Committee as set forth in its charter. More particularly, the Nominating & Governance Committee:

•	prepares and recommends to our Board for adoption appropriate corporate governance guidelines and modifications from time to time to those guidelines;

•	establishes criteria for selecting new directors and seeks individuals qualified to become Board members for recommendation to our Board;

•	seeks to implement the “independence” standards required by law, applicable listing standards, our certificate of incorporation or bylaws or our Corporate Governance Guidelines;

•	determines whether or not each director and each prospective director is independent, disinterested or a non-employee director under the standards applicable to the committees on which such director is serving or may serve;

•	recommends to our Board a director who serves as Chairman;

•	reviews annually the advisability or need for any changes in the number and composition of our Board;

•	reviews annually the advisability or need for any changes in the number, charters or titles of committees of our Board;

•	recommends to our Board annually the composition of each Board committee and the individual director to serve as chairman of each committee;

•	ensures that the chairman of each committee reports to our Board annually about the committee’s annual evaluation of its performance and evaluation of its charter;

•	receives comments from all directors and reports to our Board annually with an assessment of our Board’s performance to be discussed with the full Board following the end of each fiscal year;

•	reviews and reassesses annually the adequacy of our Corporate Governance Guidelines and recommends any proposed changes to our Board for approval; and

•	makes a report to our Board annually on succession planning and works with our Board to evaluate potential successors to the principal executive officer.

Executive Officers

Our executive officers are appointed by the Company’s Board of Directors on an annual basis and serve until removed by the Board or their successors have been duly appointed. The following table sets forth the name, age, and the position of each of the person who was serving as an executive officer as of March 31, 2008:

Name	Age	Position

Jack Antonini	54	Chief Executive Officer, President, and Director
J. Chris Brewster	59	Chief Financial Officer
Michael H. Clinard	41	Chief Operating Officer
Rick Updyke	48	Chief Strategy and Development Officer
Ronald Delnevo	53	Managing Director of Bank Machine Ltd.

The following biographies describe the business experience of our executive officers:

Jack Antonini.  Mr. Antonini’s biography is provided under the section “— Directors” above.

J. Chris Brewster has served as our Chief Financial Officer since February 2004. From September 2002 until February 2004, Mr. Brewster provided consulting services to various businesses. From October 2001 until September 2002, Mr. Brewster served as Executive Vice President and Chief Financial Officer of Imperial Sugar Company, a Nasdaq-quoted refiner and marketer of sugar and related products. From March 2000 to September 2001, Mr. Brewster served as Chief Executive Officer and Chief Financial Officer of WorldOil.com, a privately-held Internet, trade magazine, book and catalog publishing business. From January 1997 to February 2000, Mr. Brewster served as a partner of Bellmeade Capital Partners, LLC, a merchant banking firm specializing in the consolidation of fragmented industries. From March 1992 to September 1996, he served as Chief Financial Officer of Sanifill, Inc., a New York Stock Exchange-listed environmental services company. From May 1984 to March 1992, he served as Chief Financial Officer of National Convenience Stores, Inc., a New York Stock Exchange-listed operator of 1,100 convenience stores. Mr. Brewster holds a Bachelor of Science degree in industrial management from the Massachusetts Institute of Technology and a Masters of Business Administration from Harvard Business School.

Michael H. Clinard has served as our Chief Operating Officer since he joined us in August 1997. He holds a Bachelor of Science degree in business management from Howard Payne University. Mr. Clinard also serves as a director and Vice President of the ATM Industry Association.

Rick Updyke has served as our Chief Strategy and Development Officer since July 2007. From February 1984 to July 2007, Mr. Updyke held various positions with Dallas-based 7-Eleven, Inc., a convenience store retail company, most recently serving as Vice President of Corporate Business Development from February 2001 to July 2007. He holds a Bachelor of Business Administration degree in management information systems from Texas Tech University and a Masters of Business Administration from Amberton University.

Ronald Delnevo has served as Managing Director of Bank Machine since July 2000 and has been with Bank Machine (formerly the ATM division of Euronet, a processor of financial and payment transactions) since 1998. From May 2005 to December 2007, Mr. Delnevo served as a director on our Board. He currently serves as Chairman of the Association of Independent Cash Machine Operators, a director of the U.K. Payments Council, and a member of the European Board of the ATMIA. Prior to joining Bank Machine, Mr. Delnevo served in various consulting roles in the retail sector. Mr. Delnevo was educated at Heriot Watt University in Edinburgh and holds a degree in business organization and a diploma in personnel management.

Corporate Governance

General

We are committed to good corporate governance. Our Board has adopted several governance documents, which include our Corporate Governance Principles, Code of Business Conduct and Ethics, Financial Code of

Ethics and charters for each standing committee of our Board. Each of these documents is available on our website at www.cardtronics.com.

Code of Ethics

Our Board has adopted a Code of Business Conduct and Ethics for our directors, officers and employees. In addition, our Board has adopted a Financial Code of Ethics for our principal executive officer, principal financial and accounting officer and other accounting and finance executives. A copy of each of code is available on our website at www.cardtronics.com. Any change to, or waiver from, either code will be disclosed as required by applicable securities laws.

Executive Officer Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation Program

The primary objectives of our executive compensation program are to attract, retain, and motivate qualified individuals who are capable of leading our company to meet its business objectives and to increase overall stockholder value. To achieve these objectives, our Compensation Committee’s philosophy has been to implement a compensation program that aligns the interests of management with those of our investors and to provide a compensation program that creates incentives for and rewards performance of the executive officers based on our overall success. Specifically, our compensation program provides management with the incentive to increase our adjusted earnings before interest, taxes, depreciation, and amortization, or EBITDA (as defined in our credit facility). In addition, we intend for our compensation program to both compensate our executives on a level that is competitive with companies comparable to us as well as maintain a level of internal consistency and equity by paying higher amounts of compensation to our more senior executive officers based on job role and complexity along with individual talent and performance.

Our Compensation Committee believes that it is in the best interests of our investors and our executive officers that our compensation program remains relatively noncomplex and straightforward, which should reduce the time and cost involved in setting our compensation policies and calculating the payments under such policies, as well as reduce the time involved in furthering our investors’ understanding of such policies.

Compensation Review

Historically, our Compensation Committee has performed (typically every other year) an informal market survey of the competitiveness of our total compensation packages paid to our executive officers through a review of compensation paid by companies with whom we believe we compete for executive level talent. During 2007, management selected, and the Compensation Committee approved, the following comparable companies to be a part of the committee’s review: Coinstar, Inc., Euronet Worldwide, Inc., Global Cash Access Holdings, Inc., Global Payments, Inc., Heartland Payment Systems, Inc., MoneyGram International, Inc., Total Systems Services, Inc., and Wright Express Corporation. The companies above were selected based on the following criteria: (1) each operated in service lines similar to those in which we operate, (2) each were considered by the investment community (at the time of the study) to be our peers in terms of growth rate and/or market capitalization, and (3) information regarding compensation for each company was publicly available.

In our analysis, which was provided to the Compensation Committee, we reviewed the components of executive compensation paid by each peer company (e.g., base salary, annual cash performance incentives, and stock option awards) as well as the relative mix of the various components. Although the Compensation Committee reviewed the compensation information compiled, the committee did not target specific compensation amounts for our executives based on such information. Rather, the accumulated market information served as data that was considered, but not relied upon, by the committee when making its executive compensation decisions.

Future Considerations.  Historically, our company has been privately held, and our compensation process has been more subjective rather than formulaic in nature, with compensation decisions based less on what comparative companies are paying executives and more on what was required to attract executives to a growing management team and retain them. We expect that our Compensation Committee will continue to consider both qualitative and quantitative factors in setting compensation for our executives (including retention, which it feels is a key factor in making compensation decisions); however, as a result of our initial public offering in December 2007, we expect that our Compensation Committee will begin to look at additional factors, including additional market comparables, and begin to formalize its method of setting compensation for executives over time. As noted above, while informal market surveys were performed in previous years, the information was not utilized to target specific compensation amounts for our executives and was only used to assess our competitiveness in the marketplace.

Components of Executive Compensation

Our executive compensation program consists of three primary elements: (1) base salary, (2) annual non-equity incentive plan compensation, and (3) stock option and restricted stock awards. In determining the level of total compensation to be set for each compensation component, our Compensation Committee considers a number of factors, including informal market competitiveness analyses of our compensation levels compared with those paid by comparable companies, our most recent annual performance, each individual executive officer’s performance, the desire to maintain internal equity and consistency among our executive officers, and other considerations that the committee deems to be relevant.

In addition to the three primary components, we provide our executive officers with discretionary bonuses (as conditions warrant), severance, and certain other benefits, such as healthcare plans, that are available to all employees. While our Compensation Committee reviews the total compensation package we provide to each of our executive officers, our Board and the committee view each element of our compensation program to serve a specific purpose and to be distinct. In other words, a significant amount of compensation paid to an executive in the form of one element will not necessarily cause us to reduce another element of the executive’s compensation. Accordingly, we have not adopted any formal or informal policy for allocating compensation between long-term and short-term, between cash and non-cash, or among the different forms of non-cash compensation.

Base Salary

The base salaries for our executive officers are set at levels believed to be sufficient to attract and retain qualified individuals. We believe that our base salaries are an important element of our executive compensation program because they provide our executive officers with a steady income stream that is not contingent upon our overall performance. Initial base salary levels, which are typically set or approved by our Compensation Committee, take into consideration the scope of an individual executive’s responsibilities and experience as well as the compensation paid by other companies with which we believe we compete for executives. While there is no formal weighting of these elements, the Compensation Committee considers each in its analysis. Subsequent changes in the base salaries of executive officers are reviewed and approved by our Compensation Committee based on recommendations made by our Chief Executive Officer (“CEO”), who conducts annual performance reviews of each executive. Subsequent changes in the base salary of the CEO are determined by our Compensation Committee, which reviews the CEO’s performance on an annual basis. Both the CEO’s review and the Compensation Committee’s review include an analysis of how an individual executive performed against his personalized goals, which are jointly set by the executive and the CEO at the beginning of each year, or, in the case of the CEO, by the CEO and the Board. In terms of weighting the factors that influence decisions related to base salaries, the individual performance of an executive against his goals is heavily weighted and accounts for roughly 80% of the committee’s considerations while additional factors considered are weighted, on average, at only 20%. For a given year, additional factors may include other achievements or accomplishments of the individual during the year, any mitigating priorities during the year that may have resulted in a change in the executive’s goals, market conditions, an executive’s participation in the development of others within our company, and whether additional responsibilities were assumed by the executive during the period. Under each executive’s employment agreement, base salary increases are targeted at 5% per annum.

2007 Base Salaries.  For 2007, the CEO proposed and the Compensation Committee approved a 5% increase in each named executive officer’s base salary from 2006 to 2007, with the exception of the Chief Financial Officer (“CFO”), as further discussed below. The increases were consistent with the provisions of the employment agreements with each of our named executive officers, as noted above. In determining the base salary for our CFO for 2007, the CEO and the Compensation Committee considered the actual performance of the CFO compared to his goals during 2007, as well as the additional responsibilities that he assumed as a result of the registration of our $200 million in senior subordinated notes in August 2006, which responsibilities included, among others, SEC reporting, compliance with the Sarbanes-Oxley Act of 2002, and investor relations management. Additionally, the competitive market conditions in Houston, Texas, the location of our headquarters, for finance and accounting professionals were also considered. Based on his additional responsibilities and the feedback received regarding the strong market demand for highly competent finance and accounting professionals, our CFO was awarded a base salary increase of approximately 11% for 2007 over the base salary he earned in 2006.

2008 Base Salaries.  For 2008, the CEO proposed, and the Compensation Committee approved, base salary increases ranging from 4% to 6% for our Chief Operating Officer, our Chief Administrative Officer, and the Managing Director of Bank Machine. These percentages are relatively consistent with the 5% targeted increases outlined in their employment agreements. Our CEO and CFO, however, received increases of 9% and 10%, respectively, primarily due to their performance against their goals during 2007 and the added responsibilities assumed by them as a result of our initial public offering, which was completed in December 2007.

Annual Non-Equity Incentive Plan Compensation

To accomplish our goal of aligning the interests of management with those of our investors, the Compensation Committee ties a portion of the annual cash compensation earned by our executives to a targeted level of financial operating results. Each year, management proposes and the committee approves a non-equity incentive compensation plan. Under each annual plan, each executive officer has a target payout, which is based on a percentage of his base salary. The determination of the ultimate payout to an executive is primarily based on the achievement of company-level financial objectives. Although the committee does consider an executive’s performance against his individual goals in determining the ultimate amount to be paid to an executive, such goals are not specifically weighted and the achievement of company-level objectives is the primary driver of the payout amounts.

Our annual non-equity incentive compensation plan, as opposed to any equity grants, is designed to more immediately reward our executive officers for their performance during the most recent year. We believe that the immediacy of these cash incentives, in contrast to our equity grants, which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives and thus our company-level objectives on an annual basis. As such, we believe our non-equity incentive compensation plans are a significant motivating factor for our executive officers, and we believe they have been a significant factor in attracting and retaining our executive officers.

Under the terms of our non-equity incentive plan for 2007 (the “2007 Performance Bonus Plan”), our company-level financial objectives involved the achievement of an adjusted EBITDA target goal for our consolidated operations (with the exception of the Managing Director of Bank Machine, as discussed further below). The 2007 annual incentive compensation pool was targeted to be funded if the consolidated adjusted EBITDA achieved was equal to at least 90% of the targeted adjusted EBITDA amount. Starting with the achievement of 90% of the EBITDA target goal, the annual incentive compensation pool would be funded on the following basis:

Estimated Payout
Actual Adjusted EBITDA as a% of Target EBITDA	as a% of Target

90%	50%
95%	75%
100%	100%
105%	150%
110%	200%
115%	250%
120%	300%
125%	350%
130%	400%

In the event actual adjusted EBITDA as a percentage of the target EBITDA fell in between two of the percentages shown above, interpolation would be used to determine the appropriate pool percentage. For example, if we achieved 97.5% of the target EBITDA, the pool would be funded at 87.5% of the target. If we achieved 102% of target EBITDA, the pool would be funded at 120% of the target. Furthermore, in the event our consolidated adjusted EBITDA fell below 90% of the targeted adjusted EBITDA amount, or if there was a violation of our bank covenants, the Compensation Committee, in its sole and absolute discretion, could decide whether or not to pay any amounts under the plan. This discretion is allowed as the Compensation Committee acknowledges that circumstances or developments that may impact our overall performance relative to our adjusted EBITDA target should not in all cases prohibit the payment of a bonus on a selective basis to individual officers who met or exceeded their performance goals, notwithstanding the Company’s failure to meet its established target. Additionally, in the event our consolidated adjusted EBITDA exceeded 90%, despite the payout percentages that are outlined in the plan, the Compensation Committee could also exercise discretion and adjust one or more executive’s percentages as it deems appropriate based on one or more factors, including an executive’s performance against his individual performance goals.

Under the 2007 incentive plan, there was no formal cap on the amount an executive may receive. Rather, as noted above, the annual payout amounts for our executives were determined at the sole discretion of our Compensation Committee.

Adjusted EBITDA Target for U.S. Executive Officers.  For the year ended December 31, 2007, our initial targeted adjusted EBITDA amount was $57.0 million. The targeted adjusted EBITDA amount for a given period is typically set within or above the adjusted EBITDA range communicated to our investors at the beginning of each year ($53.0 million to $57.0 million for 2007.) During 2007, the targeted amount was set at the upper end of the guidance as an incentive for management to not only meet but to exceed company-level financial goals. In the event the Board formally approves actions, such as a material acquisition, that may affect the attainment of the originally forecasted budget EBITDA, the budget impact is determined and presented to the Compensation Committee for approval of a revised budgeted EBITDA figure for bonus calculation purposes. As a result of the acquisition of the 7-Eleven ATM and advanced self-service kiosk business in July 2007, the 2007 targeted adjusted EBITDA amount was subsequently increased to $62.6 million.

Adjusted EBITDA Target for U.K. Executive Officer.  The Managing Director of Bank Machine participates in the same non-equity incentive compensation plan as our other named executives; however, the adjusted EBITDA target utilized to measure his performance and calculate his non-equity incentive compensation is the adjusted EBITDA contributed by our U.K. operations rather than the consolidated EBITDA used for our other named executive officers. Our Compensation Committee believes the adjusted EBITDA of our U.K. operations is a more appropriate target to use for the Managing Director of Bank Machine, as his actions more directly impact and ultimately drive the results of our U.K. operations than our consolidated results. For 2007, the targeted adjusted EBITDA amount for our U.K. operations was £7.9 million.

Achievability of Adjusted EBITDA Targets.  As noted above, the annual company-level financial target set under our incentive plan is consistent with the adjusted EBITDA range reflected in our annual budget and communicated to investors at the beginning of each year. The target for our U.K. operations is also consistent with the adjusted EBITDA amount in our annual budget for our U.K. operations. As we expect to achieve our budgeted adjusted EBITDA amounts when they are set and the financial targets set under our annual incentive plan are consistent with the adjusted EBITDA range reflected in our annual budget, we have similar expectations that the targets under our annual incentive plan will be achieved.

2007 Payouts.  For the year ended December 31, 2007, we fell short in terms of achieving our consolidated adjusted EBITDA target as well as the adjusted EBITDA target for our U.K. operations. However, as a result of other mitigating factors, the Compensation Committee chose to exercise the discretion it is allowed under the plan in 2007 and granted a base payout of 97% of each executive’s targeted amount. Specifically, the Compensation Committee determined that this level of payout was warranted due to certain significant accomplishments achieved during the year, which included the successful negotiation and acquisition of the 7-Eleven ATM and advanced self-service kiosk business and related financing transactions in July 2007, our initial public offering in December 2007, and the year-over-year growth in the number of deployed ATMs in the U.K. and Mexico. Additionally, the committee considered how each executive performed with respect to his individual performance goals and adjusted the 97% payout threshold accordingly. For the specific awards granted to each executive officer under the 2007 Performance Bonus Plan, see the “Non-Equity Incentive Plan Compensation” column of our “Summary Compensation Table” below.

2008 Non-Equity Incentive Plan.  In April 2008, our Compensation Committee formally approved our 2008 non-equity incentive plan (the “2008 Executive Performance Bonus Plan”). Our 2008 Executive Performance Bonus Plan involves company-level objectives of the achievement of an adjusted EBITDA target for our consolidated operations and compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). For 2008, the targeted adjusted EBITDA amounts are $88.0 million for our consolidated operations, which is in the middle of the adjusted EBITDA range communicated to our investors in our 2008 guidance, and £11.3 million for our U.K. operations. In the event the adjusted EBITDA achieved for the year falls below 90% of the targeted adjusted EBITDA amount, if, in the judgment of the Audit Committee, Sarbanes-Oxley compliance is not achieved in all material respects, or if there is a material violation of our bank covenants, the pool will not be funded. However, even if such goals are not achieved, the Compensation Committee may, at its discretion, consider other mitigating factors and ultimately determine that payment is warranted.

In addition to the above company-level goals, under the terms of the 2008 Executive Performance Bonus Plan, each executive’s 2008 goals will be directly tied to achieving the 2008 adjusted EBITDA target of $88.0 million and compliance with Sarbanes-Oxley. To ensure proper focus on these goals, each executive’s 2008 goals will be weighted and prioritized at the time they are set and will include at least two goals for which actual performance can be evaluated, using quantitative metrics, such as revenues from new contracts signed, costs per transaction, or other key profit drivers. In determining the ultimate payouts under the 2008 plan, the Compensation Committee will consider an individual executive’s performance against his goals.

Although there has historically been no formal cap on the payout amount an executive may receive under our previous non-equity incentive compensation plans, our Compensation Committee recently decided, in an effort to manage costs and maximize shareholder return, that a formal cap should be placed on payouts under the 2008 plan. For the same reason, the committee also reduced the payout percentages in the 2008 from those in the 2007 plan. As a result, the maximum amount an executive may receive under this plan is 200% of his individual target goal. Assuming all non-financial company goals are achieved (i.e., Sarbanes-Oxley compliance and no material covenant violations), the annual incentive compensation pool will be funded on the following basis:

Estimated Payout
Actual Adjusted EBITDA as a% of Target EBITDA	as a% of Target

<90%	0%
90%	50%
95%	75%
100%	100%
105%	125%
110%	150%
115%	175%
120%	200%
>120%	200%

Unless otherwise stated, the terms of our 2008 Executive Performance Bonus Plan are consistent with the terms of our 2007 Performance Bonus Plan.

Long-term Incentive Programs

Long-term Equity Incentive Plans.  We have two long-term equity incentive plans — the 2007 Stock Incentive Plan (the “2007 Plan”) and the 2001 Stock Incentive Plan (the “2001 Plan”). The purpose of each of these plans is to provide directors and employees of our company and our affiliates additional incentive and reward opportunities designed to enhance the profitable growth of our company and affiliates. Equity awards granted under both plans generally vest ratably over four years based on continued employment and expire ten years from the date of grant. This vesting feature is designed to aid in officer retention as this feature provides an incentive for our executive officers to remain in our employment during the vesting period.

Currently, there is no formal policy for granting equity awards to our executive officers, nor is there a policy in place with respect to the allocation of grants between the various types of equity instruments eligible to be awarded under the plans. Rather, all grants are discretionary and are made by the Compensation Committee, who administers the plans. As most of our named executives have established a significant ownership position in our stock and/or options, they gain significant value through the long-term appreciation in our stock, which we believe contributes to the alignment of their interests with those of our shareholders. In general, this also means that those executives’ incentives will not be substantially altered by a grant of restricted stock or stock options. As a result, we expect issuances to our existing executive officers under our stock incentive programs to be somewhat episodic with the focus on situations in which the individual executive (1) is making significant contributions to our success and is judged to not have enough ownership to create a sufficient long-term incentive for that executive, or (2) has made individual contributions that significantly exceeded our expectations of growth for the company. In these situations, the committee may decide to provide such executive with additional equity, thereby providing him with additional equity value for having impacted the overall shareholder value of the company.

In its considerations of whether or not to make equity grants to our executive officers and, if such grants are made, in its considerations of the size of the grants, our Compensation Committee considers our company-level performance, the applicable executive officer’s performance, comparative share ownership by comparable executives of comparable companies, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards, and the recommendations of management. While there is no formal weighting of these elements, the Compensation Committee considers each in its analysis.

2007 Equity Grants.  In July 2007, the Compensation Committee awarded performance-based stock options to the Managing Director of Bank Machine under the 2001 Plan. These options become eligible for vesting only upon our U.K. operations’ achievement of certain levels of adjusted EBITDA, less an investment charge on the capital employed to achieve such results. Such options were awarded to further align the executive’s interests with those of our company and to serve as an incentive for the executive to work to enhance the profitability of our Bank Machine operations. No other named executive officer received any equity-based awards in 2007, as the Compensation Committee believed that each of the other executives had sufficient equity at the time.

Future Considerations.  Historically, the Company has granted only non-qualified options under our equity incentive plans. However, in 2003, our CEO was granted restricted stock, the grant of which was made outside of the 2001 Plan and was separately negotiated by the CEO as a condition of his employment. Our Compensation Committee is currently considering the benefits of issuing restricted stock rather than options and, as a result, the mix of equity instruments granted by the committee in the future could potentially change.

Long-Term Incentive Bonus Program — U.K. Operations.  In connection with our acquisition of Bank Machine in May 2005, we established a special long-term incentive compensation program for the Managing Director of Bank Machine as well as other key members of the U.K. management team. This program was a replacement of a similar incentive plan that the previous owner of Bank Machine had in place for its key executives and was established to provide an incentive for the U.K. management team to remain under the employment of Cardtronics subsequent to our acquisition and to achieve certain cumulative earnings objectives over a four-year period. In particular, our program seeks to compensate these employees if the cumulative adjusted EBITDA in the U.K., as defined under the program, for the four years in the period ending December 31, 2008, exceeds a benchmark adjusted EBITDA amount for the same period (£20.5 million), less an investment charge on the capital employed to achieve such results. This benchmark adjusted EBITDA was based on the projections that were provided to us by the previous owner of Bank Machine during the acquisition process. We believed these projections were achievable, which is supported by the fact that these projections were the information on which we based our acquisition price. In the event the cumulative adjusted EBITDA exceeds the cumulative benchmark adjusted EBITDA, less the applicable investment charge, the Managing Director of Bank Machine will be eligible to receive a cash bonus equal to 4.0% of such cumulative excess amount. In the event the cumulative adjusted EBITDA is less than the cumulative benchmark adjusted EBITDA, less the applicable investment charge, no bonus will be earned or paid under this program. The cash bonus target of 4.0% is less than the 5.0% target originally outlined in the bonus agreement between us and the executive and represents a subsequent modification to the agreement as agreed to by both parties.

Discretionary Bonuses

If and when it considers it appropriate, our Compensation Committee may grant bonuses to our employees, including our named executive officers. Examples of circumstances in which employees may be awarded a bonus include situations in which an employee has made significant contributions to a company initiative or has otherwise performed at a level above what was expected. Unlike awards under our non-equity incentive compensation plan that named executives are eligible for on an annual basis, bonuses are not a recurring element of our executive compensation program. However, during 2007, our Compensation Committee awarded discretionary bonuses to three of our named executive officers. Specifically, our CEO and our CFO each received a $30,000 bonus and our Chief Operating Officer received $20,000. These bonuses were awarded to compensate these executives for their contributions to our initial public offering process. The amounts awarded were based on the amount of time and effort the executive was asked to spend working and focusing on our initial public offering efforts, over and above their day-to-day responsibilities.

Severance and Change of Control Arrangements

Under the terms of their employment agreements, our executive officers are entitled to certain benefits upon the termination of their employment. Generally, these provisions are intended to mitigate some of the risk that our executive officers may bear in working for a developing company like ours, including a change in control. Additionally, the severance provisions are intended to compensate an executive during the non-compete period (required under the terms of each employment agreement), which limit the executive’s ability to work for a similar and/or competing company for the period subsequent to his termination. The severance benefits offered to an individual executive were those negotiated at the time the employment agreement was signed with that particular executive, and therefore, may differ between executive’s contracts. For additional information of the terms of each executive’s severance and change in control benefits, see “— Summary Compensation Table — Employment-Related Agreements of Named Executive Officers” and “— Potential Payments upon Termination or Change in Control.”

Other Benefits

In addition to base salary, annual cash incentives, long-term equity-based incentives, and severance benefits, we provide the following benefits:

•	401(k) Savings Plan. We have a defined contribution 401(k) plan, which is designed to assist our employees in providing for their retirement and allow us to remain competitive in the market place in terms of benefits offered to employees. Each of our named executive officers is entitled to participate in this plan to the same extent that our other employees are entitled to participate. In 2007, we began matching 25% of employee contributions up to 6.0% of the employee’s salary (for a maximum matching contribution of 1.5% of the executive’s salary by us). Employees are immediately vested in their contributions while our matching contributions will vest at a rate of 20% per year.

•	Health and Welfare Benefits. Our named executive officers are eligible to participate in medical, dental, vision, disability and life insurance, and flexible healthcare and dependent care spending accounts to meet their health and welfare needs under the same plans and terms as the rest of our employees. These benefits are provided so as to assure that we are able to maintain a competitive position in terms of attracting and retaining executive officers and other employees. This program is a fixed component of compensation and the benefits are provided on a non-discriminatory basis to all of our employees.

•	Perquisites and Other Personal Benefits. We believe that the total mix of compensation and benefits provided to our executive officers is competitive and perquisites should generally not play a large role in our executive officers’ total compensation. As a result, the perquisites and other personal benefits we provide to our executive officers are very limited in nature. We provide our Chief Operating Officer with a car allowance, which was negotiated between the executive and the company when his employment agreement was renewed in 2001. Additionally, we provide the Managing Director of Bank Machine with a car allowance and make contributions into a personal retirement account, as such benefits were being provided to the executive prior to our acquisition of Bank Machine and we, therefore, elected to continue to provide him with such benefits as incentive to remain under our employment.

Summary Compensation Table

The following table summarizes, for the fiscal years ended December 31, 2007 and 2006, the compensation paid to or earned by our Chief Executive Officer, our Chief Financial Officer, and three other named executive officers serving as of December 31, 2007.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Executive Name & Principal Position	Year	Salary	Bonus(1)	Awards(2)	Awards(3)	Compensation	Compensation		Total

Jack Antonini -	2007	$364,651	$30,000	$11,025	$—	$176,856	$—		$582,532
Chief Executive Officer and President	2006	$347,287	—	$215,894	$—	$223,653	$—		$786,834
J. Chris Brewster -	2007	$275,000	$30,000	—	$132,449	$133,375	$—		$570,824
Chief Financial Officer	2006	$248,063	—	—	$103,929	$209,753	$—		$561,745
Michael H. Clinard -	2007	$243,101	$20,000	—	$88,300	$129,694	$10,739	(4)	$491,834
Chief Operating Officer	2006	$231,525	—	—	$69,286	$149,102	$9,000	(4)	$458,913
Thomas E. Upton -	2007	$231,525	—	—	$88,300	$101,060	$—		$420,885
Chief Administrative Officer	2006	$220,500	—	—	$69,286	$234,902	$—		$524,688
Ronald Delnevo(5) -	2007	$353,714	—	—	$47,250 (6)	$138,209	$51,188	(7)	$590,361
Managing Director of Bank Machine	2006	$281,937	—	—	$—	$153,868	$49,180	(7)	$484,985

(1)	Amounts represent bonuses paid to Messrs. Antonini, Brewster, and Clinard for their contributions to our initial public offering process. For additional details on awards, see “— Compensation Discussion and Analysis — Components of Executive Compensation — Discretionary Bonuses.”

(2)	Amounts represent the compensation expense recognized by our company for the years ended December 31, 2007 and 2006 related to restricted stock granted to Mr. Antonini in 2003.

(3)	Represents the amount expensed in connection with stock awards under SFAS No. 123R. For purposes of this disclosure, estimates of forfeitures related to service-based vesting conditions have been omitted. Assumptions used in the calculation of these amounts are included in Note 3 to our audited consolidated financial statements included elsewhere within this prospectus.

(4)	Amount presented for 2007 includes $9,750 paid to Mr. Clinard related to the car allowance provided for in his employment agreement and $989 of matching contributions under our 401(k) plan. Amount presented for 2006 represents amounts paid to Mr. Clinard related to the car allowance provided for in his employment agreement.

(5)	Amounts presented for Mr. Delnevo in 2007 and 2006 were converted from pounds sterling to U.S. dollars at $2.0074 and $1.9613, respectively, which represent the exchange rates in effect as of December 31, 2007 and 2006, respectively.

(6)	During 2007, the Compensation Committee granted option awards to Mr. Delnevo. For details on this grant, see “— Compensation Discussion and Analysis — Components of Executive Compensation — Long-term Incentive Programs — Long-Term Equity Incentive Plans” above.

(7)	Amount presented for 2007 includes $24,088 (£12,000) related to a car allowance and $27,100 (£13,500) of monthly contributions made on behalf of Mr. Delnevo to a personal retirement account selected by Mr. Delnevo. Amount presented for 2006 includes $23,535 (£12,000) related to a car allowance and $25,645 (£13,075) of monthly contributions made on behalf of Mr. Delnevo to a personal retirement account selected by Mr. Delnevo. Both the car allowance and the personal retirement account contributions are provided for in Mr. Delnevo’s employment agreement.

Employment-Related Agreements of Named Executive Officers

The terms governing each of our executive’s employment are outlined in individual employment agreements. Our agreements with Messrs. Antonini, Brewster, Clinard, and Upton expired on January 31, 2008; however, we are currently working with our Compensation Committee to develop new employment agreements to offer to these individuals. Upon the execution of the agreements, we will disclose the terms of the new agreements in a Current Report on Form 8-K filed with the SEC. Below is a description of the agreements in place with each of our named executive officers as of December 31, 2007.

Employment Agreement with Jack Antonini — Chief Executive Officer and President.  In January 2003, we entered into an employment agreement with Jack Antonini. Mr. Antonini’s January 2003 employment agreement was last amended in February 2005. As noted above, this agreement expired in January 2008. Under his employment agreement in place as of December 31, 2007, Mr. Antonini received a monthly salary in 2007 of $30,388. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Antonini may be entitled to an annual award under a non-equity incentive plan, with such award targeted at 50% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation” above.) Further, should we terminate Mr. Antonini’s employment without cause, or should a change in control occur, as defined in the agreement, he will be entitled to receive severance pay equal to his base salary for the lesser of 12 months or the number of months remaining under his employment contract.

Employment Agreement with J. Chris Brewster — Chief Financial Officer.  In March 2004, we entered into an employment agreement with J. Chris Brewster. Mr. Brewster’s March 2004 employment agreement was amended in February 2005. As noted above, this agreement expired in January 2008. Under his employment agreement in place as of December 31, 2007, Mr. Brewster received a monthly base salary in 2007 of $22,917, subject, on each anniversary of the agreement, to increases as determined by our Compensation Committee in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Brewster may be entitled to an annual award under a non-equity incentive plan, with such award targeted at 50% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see

“— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation” above.) Further, should we terminate Mr. Brewster’s employment without cause, or should Mr. Brewster terminate his employment with us for good reason, as defined in the employment agreement, he will be entitled to receive severance pay equal to his base salary for 12 months.

Employment Agreement with Michael H. Clinard — Chief Operating Officer.  In June 2001, we entered into an employment agreement with Michael H. Clinard. Mr. Clinard’s June 2001 employment agreement was amended in February 2005. As noted above, this agreement expired in January 2008. Under his employment agreement in place as of December 31, 2007, Mr. Clinard received a monthly salary in 2007 of $20,258 subject, on each anniversary of the agreement, to increases as determined by our Compensation Committee in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Clinard may be entitled to an annual award under a non-equity incentive plan, with such award targeted at 50% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation” above.) Further, (a) should we terminate Mr. Clinard’s employment without cause, or should Mr. Clinard terminate his employment with us for good reason, as defined in the employment agreement, then he is entitled to receive severance pay equal to his base salary for the lesser of twelve months or the number of months remaining under his employment contract following his termination, and (b) if he dies or becomes totally disabled, as defined in the employment agreement, then he is entitled to receive the difference between his base salary and any disability benefits received by him under our disability benefit plans for the lesser of 12 months or the number of months remaining under his employment contract following his death or disability, as applicable.

Employment Agreement with Thomas E. Upton — Chief Administrative Officer.  In June 2001, we entered into an employment agreement with Thomas E. Upton. Mr. Upton’s June 2001 employment agreement was amended in February 2005. As noted above, this agreement expired in January 2008. Under his employment agreement in place as of December 31, 2007, Mr. Upton received a monthly salary in 2007 of $19,294, subject to annual increases as determined by our Compensation Committee at its sole discretion, with such increases being targeted at 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Upton may be entitled to an annual award under a non-equity incentive plan, with such award targeted as being 50% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation” above.) Further, should we have terminated Mr. Upton’s employment without cause or if he died or became totally disabled, as defined in the employment agreement, then he was entitled to receive severance pay equal to his base salary for the lesser of 12 months or the number of months remaining under his employment following his termination.

Employment Agreement with Ronald Delnevo — Managing Director of Bank Machine.  In May 2005, we entered into an employment agreement with Ronald Delnevo which runs though May 17, 2009. Under the employment agreement, Mr. Delnevo received a current monthly base salary in 2007 of £14,788 ($29,684 based on December 31, 2007 exchange rates), subject to increases as determined by our Compensation Committee in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Delnevo may be entitled to an annual award under a non-equity incentive plan, with such award targeted as being 40% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on terms of our bonus plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation” above.) Further, should we terminate Mr. Delnevo without cause, or should Mr. Delnevo terminate his employment with us for good reason, as defined in the employment agreement, then he may receive payment of an amount not to exceed 12 months of his base salary from us.

Equity Incentive Plans

As noted above, we have two long-term equity incentive plans — the 2007 Stock Incentive Plan (the “2007 Plan”) and the 2001 Stock Incentive Plan (the “2001 Plan”). Below is a description of each.

2007 Plan.  In August 2007, our Board and our stockholders approved our 2007 Plan. The adoption, approval, and effectiveness of this plan were contingent upon the successful completion of our initial public offering, which occurred in December 2007. The 2007 Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Code, options that do not constitute incentive stock options, restricted stock awards, performance awards, phantom stock awards, and bonus stock awards. The number of shares of common stock that may be issued under the 2007 Plan may not exceed 3,179,393 shares, subject to further adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure. As of December 31, 2007, no equity awards had been granted under the 2007 Plan.

2001 Plan.  In June 2001, our Board adopted our 2001 Plan. Various plan amendments have been approved since that time, the most recent being in November 2007. The 2001 Plan allowed for the issuance of equity-based awards in the form of non-qualified stock options and stock appreciation rights. However, as a result of the adoption of the 2007 Plan, at the direction of the Board, no further awards will be granted under our 2001 Stock Incentive Plan. As of December 31, 2007, options to purchase an aggregate of 6,915,082 shares of common stock (net of options cancelled) had been granted pursuant to the 2001 Plan, all of which are classified as non-qualified stock options, and options to purchase 1,955,041 shares of common stock had been exercised.

Grants of Plan-based Awards

The following table sets forth certain information with respect to the options granted during or for the year ended December 31, 2007 to each of our named executive officers listed in the “Summary Compensation Table”. Such table also sets forth details regarding other plan-based awards granted in 2007:

								All Other		Grant Date
			Estimated Possible/Future					Option Awards:		Fair Value
			Payouts Under Non-Equity					Number of Securities	Exercise or Base	of Stock
		Approval	Incentive Plan Awards(1)					Underlying	Price of Option	and Option
Executive	Grant Date	Date(2)	Threshold	Target		Maximum		Options	Awards(3)	Awards

J. Antonini	—	—	$—	$182,326		—	(4)	—	—	—
J. C. Brewster	—	—	$—	$137,500		—	(4)	—	—	—
M. H. Clinard	—	—	$—	$121,551		—	(4)	—	—	—
T. E. Upton	—	—	$—	$115,763		—	(4)	—	—	—
R. Delnevo(5)	07-02-07	06-29-07	—	—		—		317,940	$11.46	$1,639,346
	—	—	$—	$142,483	(6)	—	(4)	—	—	—

(1)	Represents the dollar value of the applicable range (threshold, target and maximum amounts) of bonuses estimated to be awarded to each named executive officer for 2007. The actual non-equity incentive plan awards paid to the named executive officers for 2007 are reflected in the “Non-Equity Incentive Plan Compensation” column of our “Summary Compensation Table.’’

(2)	Represents the date our Compensation Committee formally approved the option grant.

(3)	Represents the date the compensation committee formally approved the option grants.

(4)	Under the 2007 Performance Bonus Plan, there is no formal cap on the payout amounts an executive may receive. Rather, the annual payouts for our executives are determined at the sole discretion of our Compensation Committee. As a result, the actual amounts may exceed for fall short of the targeted level. As we are unable to predict the committee’s ultimate actions regarding the awards, we are unable to estimate the maximum possible grants that could potentially be made and paid out under the plan.

(5)	Amounts shown for Mr. Delnevo were converted from pounds sterling to U.S. dollars at $2.0074, which represents the exchange rate in effect as of December 31, 2007.

(6)	The non-equity incentive plan awards information presented for Mr. Delnevo excludes amounts that may become payable under our U.K. long-term incentive bonus program (see “— Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Incentive Programs — Long-Term Incentive Bonus Program — U.K. Operations” above). Future payouts under such program, which was established to provide a long-term incentive for Mr. Delnevo and his direct reports to achieve certain cumulative earnings objectives over a four-year period, are contingent upon the actual results exceeding the cumulative earnings benchmark, less an investment charge on the capital employed to achieve such results. Under the terms of the incentive plan, such payouts would not occur until 2009 and are dependent on cumulative earnings for future periods. As a result, we are unable to estimate at this time what the ultimate payout will be, if any.

Salary, Discretionary Bonuses, and Annual Non-Equity Incentive Plan Compensation in Proportion to Total Compensation

The following table sets forth the percentage of total compensation that we paid in the form of base salary, discretionary bonuses, and annual non-equity incentive plan compensation for the year 2007 to each named executive officer listed in the “Summary Compensation Table.”

Percentage of
Executive	Total Compensation

J. Antonini	98.1%
J.C. Brewster	76.8%
M. H. Clinard	79.9%
T. E. Upton	79.0%
R. Delnevo	83.3%

Outstanding Equity Awards at Fiscal 2007 Year-end

The following table sets forth information for each of our named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2007. None of our named executives own stock awards that have not vested as of December 31, 2007 and, as a result, we have omitted the “Stock Awards” section of the below table.

	Option Awards
				Equity Incentive
		# of Securities		Plan Awards:
	# of Securities	Underlying		# of Securities
	Underlying	Unexercised		Underlying		Option	Option
	Unexercised Options	Options		Unexercised		Exercise	Expiration
Name	Exercisable	Unexercisable		Unearned Options		Price	Date

J. Antonini	—	—		—		—	—
J. C. Brewster	357,682	—		—		$6.54	03-31-2014
	29,807	89,420	(1)	—		$10.55	03-05-2016
M. H. Clinard	98,696	—		—		$0.74	06-03-2011
	49,805	—		—		$1.48	03-02-2012
	19,871	59,614	(1)	—		$10.55	03-05-2016
T. E. Upton	157,809	—		—		$0.74	06-03-2011
	29,807	—		—		$1.48	03-02-2012
	19,871	59,614	(1)	—		$10.55	03-05-2016
R. Delnevo	158,970	158,969	(2)	—		$10.55	05-16-2015
	—	—		317,940	(3)	$11.46	06-30-2017

(1)	These stock options become exercisable as to 25% of the underlying option shares on each of the first four anniversaries of the grant date. 25% of the underlying option shares for the stock options granted on March 6, 2006 will become exercisable on each of March 31, 2008, March 6, 2009 and March 6, 2010.

(2)	These stock options become exercisable as to 25% of the underlying option shares on each of the first four anniversaries of the grant date. 25% of the underlying option shares for the stock options granted on May 17, 2005 will become exercisable on each of May 17, 2008 and May 17, 2009.

(3)	These options are performance-based options granted in July 2007 that become eligible for vesting upon the achievement of certain EBITDA targets by our U.K. operations for 2007, 2008, and 2009. As of December 31, 2007, it was uncertain as to whether the EBITDA targets would be met, including targets for 2007, and whether such options would become eligible for vesting. As a result, all options were considered unearned as of December 31, 2007. As the U.K. operations did not achieve the EBITDA targets for 2007, the 2007 options did not become eligible for vesting and were forfeited in the first quarter of 2008. In the event the 2008 and/or 2009 EBITDA targets are met, the awards will continue to remain subject to service-based vesting conditions.

Option Exercises and Stock Vested during Fiscal Year 2007

During the fiscal year ended December 31, 2007, none of our named executive officers exercised any stock options. However, the following table presented the restricted shares that bested during the year ended December 31, 2007:

	Stock Awards
	Number of Shares	Value Realized
Executive	Acquired on Vesting	on Vesting

J. Antonini	158,970	$1,821,796

The above shares, which were purchased by Mr. Antonini, our Chief Executive Officer and President, in 2003 pursuant to a restricted stock grant, vested in February 2007. The $1,821,796 amount presented above represents the value of these shares (as determined by management) at the date of vesting.

Pension Benefits

Currently, we do not offer, and, therefore, none of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. In the future, however, the Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if it determines that doing so is in our company’s best interests (e.g., in order to attract and retain employees.)

Nonqualified Deferred Compensation

Currently, we do not offer, and, therefore, none of our named executive officers participate in or have account balances in qualified or non-qualified defined contribution plans or other deferred compensation plans maintained by us. In the future, however, the Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if it determines that doing so is in our best interests.

Potential Payments upon Termination or Change in Control

We have entered into employment agreements with each of our executive officers which contain severance and change in control provisions. Our agreements with Messrs. Antonini, Brewster, Clinard, and Upton expired on January 31, 2008; however, we are currently working with our Compensation Committee to develop new employment agreements to offer to these individuals. Generally, the agreements in place as of December 31, 2007 contain the following definitions for each of the possible “triggering events:”

•	Cause. Messrs. Antonini, Brewster, Clinard and Upton may be terminated for cause if the executive: (1) engages in gross negligence or willful misconduct when performing his employment duties; (2) is indicted for a felony; (3) refuses to perform his employment duties; (4) materially breaches any of our policies or our code of conduct; (5) engages in conduct in which the executive knows would be materially injurious to us; or (6) materially breaches, and fails to cure, any provision of his employment agreement. Mr. Delnevo’s agreement states that he may be terminated without payment (without specifically deeming this for “cause”), if he: (1) commits an act of serious misconduct; (2) materially or persistently breaches the terms of his service agreement; (3) has a bankruptcy order made against him; (4) is charged with or is convicted of any criminal offence; (5) is disqualified from holding an office position with us or any other company under the Insolvency Act of 1986; (6) acts in a way in which our Board believes will discredit our company; or (7) resigns as one of our directors.

•	Change in Control. Messrs. Antonini and Brewster’s agreements state that a change in control may occur upon any of the following events after the date of an IPO:

•	a merger or consolidation where all or substantially all of our assets are held by a third party if (1) the holders of our equity securities no longer own equity securities of the resulting entity that are entitled to 60% or more of the votes eligible to be cast in the election of directors of the resulting entity, or (2) the members of the Board immediately prior to such transaction no longer constitute at least a majority of the board of directors of the resulting entity immediately after such transaction or event;

•	our dissolution or liquidation;

•	the date any person or entity acquires or gains ownership or control of more than 50% of the combined voting power of the outstanding securities of, (1) if we have not engaged in a merger or consolidation, us or (2) if we have engaged in a merger or consolidation, the resulting entity; or

•	as a result of or in connection with a contested election of directors, the members of the Board immediately before such election cease to constitute a majority of the Board.

Messrs. Clinard, Upton and Delnevo’s agreements do not contain severance provisions in connection with a change in control.

•	Good Reason. Messrs. Brewster and Clinard will have the right to terminate employment upon the occurrence of either of the following good reason events: (1) we assign the executive duties which are inconsistent with his position, or we cause there to be a significant reduction or change in either the executive’s position or his job functions; or (2) a material breach of certain compensation provisions of the employment agreement. In addition to the above events, Mr. Brewster will also have the right to terminate employment upon: (1) a Change in Control; or (2) without the executive’s prior consent, a required relocation of 100 miles from our corporate headquarters in Houston, Texas.

Messrs. Antonini, Upton, and Delnevo’s agreements do not contain a “good reason” concept.

•	Totally Disabled. Each of the executives will be considered totally disabled if, by reason of his illness, incapacity or other disability, the executive fails to perform his duties or fulfill his obligations under his employment agreement, as certified by a competent physician, for 180 days in any 12 month period.

•	Without Cause Termination. A termination without cause shall mean a termination of the executive’s employment other than for death, voluntary resignation, total disability, or cause.

The table below reflects the amount of compensation payable to our named executive officers in the event of a termination of employment or a change in control of our company. The amount of compensation payable to each named executive officer for each situation is listed below based on the employment agreements in place for the executive as of December 31, 2007. The amounts shown assume that such termination event was effective as of December 31, 2007 and are our best estimates as to the amounts that each executive would receive upon that particular termination event; however, exact amounts that any executive would receive could only be determined upon an actual termination of employment.

						Termination in
				Good Reason		Connection with
		Without Cause		Termination		a Change in	Death or
Executive	Benefits	Termination		By Executive		Control	Disability

J. Antonini	Base salary(1)	$30,388	(2)	$—		$30,388(3)	$—
	Total	$30,822		$—		$30,388	$—
J. C. Brewster	Base salary(1)(4)	$275,000		$275,000		$275,000	$—
	Post-employment health care(5)	$8,672		$8,672		$8,672	$—
	Total	$283,672		$283,672		$283,672	$—
M. H. Clinard	Base salary(1)	$20,258	(2)	$20,258	(6)	$—	$15,925	(7)
	Total	$20,258		$20,258		$—	$15,925
T. E. Upton	Base salary(1)	$19,294	(2)	$—		$—	$19,294	(8)
	Total	$19,294		$—		$—	$19,294
R. Delnevo(9)	Base salary(1)	$353,714	(2)	$—		$—	$109,602	(10)
	Total	$353,714		$—		$—	$106,602

(1)	Upon the occurrence of any of the termination events listed, or in the event of a for-cause termination or a voluntary termination (neither of which are shown in the above table), the terminated executive would receive any base salary amount that had been earned but that had not been paid at the time of termination. We have assumed for purposes of this table that all such accrued amounts have been paid to each of the executives, thus the amounts shown above do not include accrued salary.

(2)	In the event of a without cause termination, Messrs. Antonini, Clinard, and Upton would receive severance pay equal to the executive’s current base salary for the lesser of a period of 12 months or the number of months remaining under the executive’s employment agreement. The employment agreements of Messrs. Antonini, Brewster, Clinard, and Upton expired on January 31, 2008. As a result, only one month of salary is reflected in the above table for Messrs. Antonini, Clinard, and Upton. (See footnotes (4) and (5) below for information on the amount shown for Mr. Brewster in the event of an without cause termination.) Mr. Delnevo’s employment agreement provides for an amount not to exceed 12 months of salary, which for purposes of this table we assumed that we would pay the full 12 months to him. For each executive, such amount would be payable in bi-weekly installments with the exception of Mr. Delnevo, whose employment agreement calls for such amount to be paid within 14 days of receiving a notice of termination.

(3)	In the event of a termination upon a change in control, Mr. Antonini would receive severance pay equal to his current base salary for the lesser of a period of 12 months or the number of months remaining under his employment agreement (i.e., one month as of December 31, 2007). There is no specified time period following a change in control in which Mr. Antonini must notify us of his intention to terminate his employment with us.

(4)	Under the terms of his employment agreement, in the event of a without cause termination or a good reason termination, Mr. Brewster would receive payment in the amount of his base salary for a period of 12 months. To be eligible to receive such payments in the event of a good reason termination, Mr. Brewster must notify us within one year of the occurrence that he intends to terminate his employment with us. However, in the event he accepts another full-time employment position (defined as 20 hours per week) within one year after termination, remaining payments to be made by us would be reduced by the gross amount being earned under his new employment arrangement.

(5)	If Mr. Brewster, in the event of a without cause termination or a good reason termination, elected to continue benefits coverage through our group health plan under the Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA), we would partially subsidize Mr. Brewster’s incremental healthcare premiums. We would reimburse Mr. Brewer on a monthly basis for the difference between the amount he must pay to continue such coverage and the employee contribution amount that active senior executive employees would pay for the same or similar coverage under our group health plan. Amounts shown above represent the difference in Mr. Brewster’s current insurance premiums and current COBRA rates for a similar plan.

(6)	For a good reason termination, Mr. Clinard is entitled to a severance payment equal to his base salary for the lesser of 12 months or the remaining number of months in the term; assuming a termination on December 31, 2007, Mr. Clinard had one month remaining in his employment term, and thus only one month of base salary is disclosed in the table above.

(7)	In the event Mr. Clinard’s employment is terminated as a result of death or disability, Mr. Clinard would be entitled to receive payments equal to the difference between his base salary and any disability benefits received by him under our disability benefits plans (under which benefits are calculated as the lesser of 60% of base salary or $52,000) for the lesser of 12 months or the number of months remaining in his contract. As his contract expired on January 31, 2008, only one month of benefits is reflected in the above table.

(8)	Upon a termination for death or disability, Mr. Upton is entitled to receive an amount equal to his base salary for the lesser of 12 months or the number of months remaining on his employment agreement. Assuming a termination on December 31, 2007, Mr. Upton had one month remaining in his employment term, and thus only one month of base salary is disclosed in the table above.

(9)	Amounts shown for Mr. Delnevo were converted from pounds sterling to U.S. dollars at $2.0074, which represents the exchange rate in effect as of December 31, 2007.

(10)	In the event Mr. Delnevo becomes disabled, Mr. Delveno would be entitled to receive payments equal to his base salary for a maximum of 16 weeks (i.e., 80 work days). He is not entitled to a bonus for the year in which a termination for death or disability occurs.

Messrs. Antonini, Brewster, Clinard and Upton’s employment agreements also require the executives to sign a full release waiving all claims against us, our subsidiaries, and our officers, directors, employees, agents, representatives, or stockholders before receiving any severance benefits due under the employment agreements. Mr. Upton is also required to promptly report any subsequent full-time employment during the period in which he is receiving severance payments, for we are entitled to reduce his severance payments by the amount of the new salary he is receiving from a third party.

The employment agreements also contain non-competition and non-solicitation provisions. Messrs. Antonini, Brewster, Clinard and Upton have a 24-month non-compete and non-solicitation period, in which the executives may not: (1) directly or indirectly participate in or have significant ownership in a competing company; (2) solicit or advise any of our employees to leave our employment; (3) solicit any of our customers either for his own interest or that of a third party; or (4) call upon an acquisition candidate of ours either for his own interest or that of a third party. Mr. Delnevo’s non-solicitation provisions prevent him from soliciting either our employees or our customers for a period of 12 months following termination, while he is subject to a non-compete provisions lasting 8 months following his termination of employment.

Additionally, pursuant to the terms of our 2001 Stock Incentive Plan (the “Plan”), the Compensation Committee, at its sole discretion, may take action related to and/or make changes to such options and the related options agreements upon the occurrence of an event that qualifies as a Corporate Change under the Plan (such definition of which is substantially similar to the definition of Change in Control in the employment agreements described above). Such actions and/or changes could include (but are not limited to) (1) acceleration of the vesting of the outstanding, non-vested options; (2) modifications to the number and price of shares subject to the option agreements; and/or (3) the requirement for mandatory cash out of the options (i.e., surrender by an executive of all or some of his outstanding options, whether vested or not, in return for consideration deemed adequate and appropriate based on the specific change in control event). Such actions and/or changes, if any, may vary among plan participants. As a result of their discretionary nature, these potential changes have not been estimated and are not reflected in the above table.

Director Compensation

The following table provides compensation information for each individual who served on as a member of our Board of Directors during the year ended December 31, 2007:

Fees Earned or
Name	Paid in Cash	Total

Fred R. Lummis	—	—
Jack Antonini	—	—
Robert P. Barone	$5,000	$5,000
Frederick W. Brazelton	—	—
Ralph H. Clinard	—	—
Ronald Coben	—	—
Ronald Delnevo	—	—
Jorge M. Diaz	$3,000	$3,000
Roger B. Kafker	—	—
Michael A.R. Wilson	—	—

During 2007, we paid Messrs. Barone and Diaz $1,000 per Board meeting attended in person. We also paid Mr. Barone $1,000 per each Audit Committee meeting attended, if such meeting was not held on the same day as a Board meeting. Our other directors were not compensated during 2007 for Board services due to their employment and/or stockholder relationships us. Additionally, Mr. Coben received no payment for services on our Board during 2007 as a result of his resignation from our Board in January 2007. Mr. Coben’s resignation was not caused by any disagreements with us relating to our operations, policies or procedures. All of our directors are reimbursed for their reasonable expenses in attending Board and committee meetings.

On December 13, 2007, Frederick R. Brazelton, Ralph H. Clinard, Ronald Delnevo and Roger B. Kafker resigned from our Board in connection with the closing of our initial public. Messrs. Brazelton, Clinard, Delnevo, and Kafker’s resignations were not caused by any disagreements with us relating to our operations, policies or procedures.

Beginning in 2008, each of our non-employee directors, with the exception of Messrs. Lummis and Wilson, will earn a $30,000 annual retainer for their services. Additionally, each non-employee director will receive an additional $10,000 annual retainer for each committee on which he serves during the year, as well as $5,000 for chairing a committee of our Board. These amounts will be paid on a monthly basis in the form of cash. Messrs. Lummis and Wilson have waived their rights to receive payment for services rendered as members of our Board as each of these directors are affiliated with and/or employed by companies that have a significant ownership interest in our company.

Compensation Committee Interlocks and Insider Participation

Fred. R. Lummis, Jorge M. Diaz, and Michael A.R. Wilson served on our Audit Committee during the fiscal year ended December 31, 2007. During 2007, none of our executive officers or employees (current or former) served as a member of the Compensation Committee. Additionally, none of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our Compensation Committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2008 for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our Directors;

•	each of our Named Executive Officers (as such term is defined by the SEC); and

•	all Directors and Named Executive Officers as a group.

Footnote 1 below provides a brief explanation of what is meant by the term “beneficial ownership.” The number of shares of common stock and the percentages of beneficial ownership are based on 41,768,644 shares of common stock, which are comprised of 38,667,914 shares of common stock outstanding as of April 30, 2008 and 3,100,730 shares of common stock subject to options held by beneficial owners that are exercisable or that will be exercisable within 60 days of April 30, 2008. Additionally, amounts presented may not add due to rounding.

To our knowledge and except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them.

		Percent of
	Amount and Nature of	Common Stock
Name and Address of Beneficial Owner(1)(2)	Beneficial Ownership	Beneficially Owned

5% Stockholders:
TA Associates, Inc.(3)	12,259,286	29.4%
TA IX, L.P.(4)	7,583,447	18.2%
TA/Atlantic and Pacific V L.P.(5)	3,033,370	7.3%
TA/Atlantic and Pacific IV L.P.(6)	1,307,663	3.1%
TA Strategic Partners Fund A L.P.(7)	155,268	*
TA Investors II, L.P.(8)	151,663	*
TA Strategic Partners Fund B L.P.(9)	27,875	*
The CapStreet Group, LLC(10)	9,041,074	21.6%
CapStreet II, L.P.(11)	8,091,222	19.4%
CapStreet Parallel II, L.P.(12)	949,852	2.3%
Ralph H. Clinard(13)	2,798,990	6.7%
Laura Clinard(14)	2,798,986	6.7%
Columbia Wanger Asset Management, L.P.(15)	2,544,000	6.1%
Directors and Named Executive Officers:
Michael A.R. Wilson(16)	12,259,286	29.4%
Fred R. Lummis(17)	9,041,074	21.6%
Michael H. Clinard(18)	1,290,341	3.0%
J. Chris Brewster(19)	417,296	1.0%
Ronald Delnevo(20)	343,446	*
Thomas E. Upton(21)	320,627	*
Jack Antonini	316,969	*
Robert P. Barone(22)	34,306	*
Jorge M. Diaz(23)	29,807	*
Dennis F. Lynch(24)	5,000	*
Tim Arnoult	—	—
Rick Updyke	—	—
All Directors and Named Executive Officers as a group (12 persons)	24,058,152	57.6%

*	Less than 1.0% of the outstanding common stock

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act and includes more than the typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership”, meaning ownership of shares as to which a person has or shares investment or voting power. For the purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of April 30, 2008, if that person or group has the right to acquire shares within 60 days after such date.

(2)	The address for each Named Executive Officer and director set forth in the table, unless otherwise indicated, is c/o Cardtronics, Inc., 3110 Hayes Road, Suite 300, Houston, Texas 77082. The address of The CapStreet Group, LLC, CapStreet II, L.P., CapStreet Parallel II, L.P., and Mr. Lummis is c/o The CapStreet Group, LLC, 600 Travis Street, Suite 6110, Houston, Texas 77002. The address of TA Associates, Inc., TA IX, L.P., TA/Atlantic and Pacific V L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Investors II, L.P., TA Strategic Partners Fund B L.P., and Mr. Wilson is c/o TA Associates, John Hancock Tower, 56th Floor, 200 Clarendon Street, Boston, Massachusetts 02116.

(3)	The shares owned by TA Associates, Inc. through its affiliated funds, including TA IX L.P., TA/Atlantic and Pacific IV L.P., TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., and TA Investors II, L.P., which we collectively refer to as the TA Funds, represent common shares issued upon the conversion of Series B Convertible Preferred Stock into shares of our common stock. See “Certain Relationships and related person transactions.”

(4)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 14, 2008, TA Associates, Inc. is the general partner of TA IX, L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 7,583,447 shares.

(5)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 14, 2008, TA Associates, Inc. is the general partner of TA Atlantic and Pacific V L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 3,033,370 shares.

(6)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 14, 2008, TA Associates, Inc. is the general partner of TA/Atlantic and Pacific IV L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 1,307,663 shares.

(7)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 14, 2008, TA Associates, Inc. is the general partner of TA Strategic Partners Fund A L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 155,268 shares.

(8)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 14, 2008, TA Associates, Inc. is the general partner of TA Investors II, L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 151,663 shares.

(9)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 14, 2008, TA Associates, Inc. is the general partner of TA Strategic Partners Fund B L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 27,875 shares.

(10)	The shares owned by The CapStreet Group, LLC are owned through its affiliated funds, CapStreet II, L.P. and CapStreet Parallel II, L.P.

(11)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 13, 2008, The CapStreet Group, LLC is the general partner of CapStreet GP II, L.P., which is the general partner of CapStreet II, L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 8,091,222 shares.

(12)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on February 13, 2008, The CapStreet Group, LLC is the general partner of CapStreet Parellel II, L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of 949,852 shares.

(13)	The shares indicated as being beneficially owned by Ralph H. Clinard include 1,209,290 shares owned directly by him, 541,168 shares owned by four family trusts for the benefit of his children of which Mr. Clinard is a co-trustee and has shared voting power, and 1,048,532 shares owned by Mr. Clinard’s wife (Laura Clinard) of which Mr. Clinard may be deemed to be the beneficial owner.

(14)	The shares indicated as being beneficially owned by Laura Clinard include 1,048,532 shares owned directly by her, 541,164 shares owned by the Ralph Clinard Family Trust of which Mrs. Clinard is a co-trustee and has shared voting power, and 1,209,290 shares owned by Mrs. Clinard’s husband (Ralph H. Clinard) of which Mrs. Clinard may be deemed to be the beneficial owner.

(15)	As reported on Schedule 13G dated as of December 31, 2007, and filed with the SEC on January 22, 2008, Columbia Wanger Asset Management, L.P. is considered a beneficial owner, with sole voting and dispositive power of 2,544,000 shares. The shares reported therein include the shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Acorn Trust holds 5.99% of our shares.

(16)	The shares indicated as being beneficially owned by Michael A.R. Wilson are owned directly by the TA Funds. Mr. Wilson serves as a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds. As such, Mr. Wilson may be deemed to have a beneficial ownership of the shares owned by the TA Funds. Mr. Wilson disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein and 22,310 shares of our common stock.

(17)	The shares indicated as being beneficially owned by Fred R. Lummis are owned directly by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis serves as a senior advisor of The CapStreet Group, LLC, the ultimate general partner of both CapStreet II, L.P. and CapStreet Parallel II, L.P. As such, Mr. Lummis may be deemed to have a beneficial ownership of the shares owned by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis disclaims beneficial ownership of such shares.

(18)	Includes 425,641 shares owned directly by Michael H. Clinard and 188,244 options that are exercisable within 60 days of April 30, 2008. Also included in the shares indicated as being beneficially owned by Mr. Clinard are 541,164 shares owned by the Ralph Clinard Family Trust and 135,292 shares owned by a trust for the benefit of Mr. Clinard, of which Mr. Clinard is a co-trustee of and has shared voting power of and of which he may be deemed to be the beneficial owner.

(19)	Includes 417,296 options that are exercisable within 60 days of April 30, 2008.

(20)	Includes 238,454 options that are exercisable within 60 days of April 30, 2008.

(21)	Includes 227,359 options that are exercisable within 60 days of April 30, 2008.

(22)	Includes 34,306 options that are exercisable within 60 days of April 30, 2008.

(23)	Includes 29,807 options that are exercisable within 60 days of April 30, 2008.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Preferred Stock Private Placement

In February 2005, we issued 894,568 shares of our Series B redeemable convertible preferred stock (the “Series B Stock”) to investment funds controlled by TA Associates, Inc. (the TA Funds) for a per share price of $83.8394 resulting in aggregate gross proceeds of $75.0 million. In connection with this offering, we also appointed Michael A.R. Wilson and Roger B. Kafker, who were designees of the TA Funds, to our Board. Approximately $24.8 million of the net proceeds of this offering were used to redeem all of the outstanding shares of our Series A preferred stock from affiliates of The CapStreet Group, LLC. The remaining net proceeds were used to repurchase approximately 24% of our outstanding shares of common stock and vested options to purchase our common stock at a price per share of $10.5478, pursuant to an offer to purchase such shares of stock from all of our stockholders on a pro rata basis. As part of this transaction, we repurchased 2,812,794 shares of our common stock from affiliates of The CapStreet Group for $29.7 million.

In connection with obtaining the approval of TA Funds to the July 2007 acquisition of the ATM and financial self-service kiosk business of 7-Eleven, Inc., we modified the original conversion ratio applicable to the TA Funds’ Series B Stock so that the common stock issuable upon conversion thereof, at the time of our initial public offering, would be valued at no less than $131,250,000 (175% of the TA Funds’ original $75 million cost of the Series B Stock). This modification was contained in our amended Certificate of Incorporation filed on July 19, 2007. Importantly, the conversion price modification gave us the ability to require the conversion of the Series B Stock to common stock in connection with an initial public offering even if the IPO per share price would not itself give the TA Funds common shares with a $131,250,000 value. Our stockholders who received Series B Stock in connection with the Bank Machine acquisition agreed that the conversion price modification would only apply to holders of at least 100,000 shares of Series B Stock.

In connection with the initial public offering, the terms of the Series B Stock held by the TA Funds was further amended so that at an assumed initial public offering price below $12.00 per share, the TA Funds agreed to receive common shares with a value of less than $131,250,000. Pursuant to these amendments and based on the initial public offering price of $10.00 per share, each share of Series B Stock held by the TA Funds was converted into 1.7241 shares of common stock so that the shares of common stock held by the TA Funds represented 46.1% of our pre-IPO outstanding common shares (the “Pre-IPO Common Stock Pool”). The remaining 35,221 shares of Series B Stock not held by the TA Funds converted into 279,955 shares of our common stock (on a split-adjusted basis). These conversion mechanics did not increase the number of shares of our common stock in the Pre-IPO Common Stock Pool.

Investors Agreement

In connection with our issuance of Series B Stock to the TA Funds in February 2005, all our existing stockholders entered into an investors agreement relating to several matters. However, upon the completion of our initial public offering in December 2007, only the registration rights provision of the investors agreement continue to be in force. The material terms of that agreement are set forth below.

Registration Rights.  The investors agreement grants CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P., and permitted transferees thereof) and TA Associates the right to demand that we file a registration statement with the SEC to register the sale of all or part of the shares of common stock beneficially owned by them. Subject to certain limitations, we will be obligated to register these shares upon CapStreet II, L.P.’s or TA Associates’ demand, for which we will be required to pay the registration expenses. In connection with any such demand registration, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration.

All of these registration rights are subject to conditions and limitations, which include certain rights to limit the number of shares included in a registration under some circumstances.

Transactions with our Directors and Officers

General.  During 2007, we paid two of our directors, Messrs. Barone and Diaz, $1,000 per Board meeting attended. Other directors were not compensated during 2007 for Board services due to their employment and/or stockholder relationships with us. Additionally, all of our directors are reimbursed for their reasonable expenses in attending Board and committee meetings.

The CapStreet Group.  Fred R. Lummis, the Chairman of our Board, is a senior advisor to The CapStreet Group, LLC, the ultimate general partner of CapStreet II, L.P. and CapStreet Parallel II, L.P., which collectively own 23.4% of our outstanding common stock as of March 31, 2008.

TA Associates.  Michael A.R. Wilson and Roger B. Kafker, both of whom were on our Board during 2007, are managing directors of TA Associates, affiliates of which are Cardtronics’ stockholders and own 31.7% of our outstanding common stock as of March 31, 2008. On December 13, 2007, Mr. Kafker resigned from our Board in connection with the closing of our initial public offering. Mr. Kafker’s resignation was not caused by any disagreements with us relating to our operations, policies or procedures.

Jorge M. Diaz, a member of our Board, is the President and Chief Executive Officer of Fiserv Output Solutions, a division of Fiserv. In 2007, Fiserv provided third party services during the normal course of business for Cardtronics. We paid approximately $9.9 million to Fiserv in 2007, which represented less than 3.1% of our total cost of revenues and selling, general and administrative expenses for the year ended December 31, 2007. Approximately 96% of these payments were made under a contract that we assumed in the acquisition of the ATM and advanced self-service kiosk business of 7-Eleven, Inc. in July 2007.

Bansi, S.A. Institucion de Banca Multiple (Bansi), an entity that owns a minority interest in our subsidiary Cardtronics Mexico, provided various ATM management services to Cardtronics Mexico during the normal course of business in 2007, including serving as the vault cash provider, bank sponsor, and the landlord for Cardtronics Mexico as well as providing other services. We paid approximately $1.4 million to Bansi in 2007, which represented less than 0.4% of our total cost of revenues and selling, general, and administrative expenses for the year ended December 31, 2007.

Subscriptions Receivable.  We currently have loans outstanding with certain employees related to past exercises of employee stock options and purchases of our common stock, as applicable. These loans, which were initiated in 2003, are reflected as subscriptions receivable in our consolidated balance sheets contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The notes, which were due in December 2007, were extended for one additional year. The rate of interest on each of these loans remains at 5% per annum. In connection with the investment by TA Associates in February 2005 and the concurrent redemption of a portion of our common stock, approximately $0.4 million of the outstanding loans were repaid to us. Additionally, in the third quarter of 2006, we repurchased 121,254 shares of our common stock held by certain of our executive officers for approximately $1.3 million in proceeds. Such proceeds were primarily utilized by the executive officers to repay the majority of the above-discussed subscriptions receivable, including all accrued and unpaid interest related thereto. Such loans were required to be repaid pursuant to SEC rules and regulations prohibiting registrants from having loans with executive officers. Finally, in 2007, approximately $0.1 million of these loans were repaid by employees. As a result of the repayments, the total remaining amount outstanding under such loans, including accrued interest, was approximately $0.2 million as of December 31, 2007.

Restricted Stock Grant.  In January 2003, we sold Jack Antonini, our President and Chief Executive Officer, 635,879 shares of common stock in exchange for a promissory note in the amount of $940,800. The agreement permitted us to repurchase a portion of the shares prior to January 20, 2007 in certain circumstances. The agreement also contained a provision allowing the shares to be “put” to us in an amount sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. In February 2004, we amended the agreement to remove the “put” right. We recognized approximately $11,000, $216,000, and $491,000 in compensation expense in the consolidated statements of operations contained in our Annual Report on Form 10-K for the years ended December 31, 2007, 2006, and 2005, respectively, associated with this restricted stock grant.

Approval of Related Person Transactions

In the ordinary course of business, we may enter into a related person transaction (as such is defined by the SEC). The policies and procedures relating to the approval of related person transactions are not in writing. Given the relatively small size of our organization, any material related person transactions entered into would be discussed with management and require approval by our Board prior to entering into the transaction. Additionally, any material agreement related to our Mexico operations is reviewed and approved by the board of directors of our Mexico subsidiary.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

Our revolving credit facility provides for $175.0 million in borrowings, subject to certain restrictions. Borrowings under the facility currently bear interest at LIBOR plus a spread, which is currently 2.25%. Additionally, we pay a commitment fee of 0.25% per annum on the unused portion of the revolving credit facility. Substantially all of our assets, including the stock of our wholly-owned domestic subsidiaries and 66.0% of the stock of its foreign subsidiaries, are pledged to secure borrowings made under the revolving credit facility. Furthermore, each of the our domestic subsidiaries has guaranteed our obligations under such facility.

The primary restrictive covenants within the facility include (i) limitations on the amount of senior debt that we can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, including dividends, and (iv) limitations on the amount of capital expenditures that we can incur on a rolling 12-month basis. There are currently no restrictions on the ability of our wholly-owned subsidiaries to declare and pay dividends directly to us. As of March 31, 2008, we were in compliance with all applicable covenants and ratios under the facility.

As of March 31, 2008, $39.5 million of borrowings were outstanding under the revolving credit facility. Additionally, the Company had posted $7.2 million in letters of credit under the facility in favor of the lessors under the ATM equipment leases that the Company assumed in connection with the 7-Eleven ATM Transaction. These letters of credit, which the lessors may draw upon in the event the Company fails to make payments under the leases, further reduce the Company’s borrowing capacity under the facility. As of March 31, 2008, the Company’s available borrowing capacity under the amended facility, as determined under the earnings before interest expense, income taxes, depreciation and accretion expense, and amortization expense (“EBITDA”) and interest expense covenants contained in the agreement, totaled approximately $128.3 million.

Senior Subordinated Notes

In October 2006, we completed the registration of $200.0 million in senior subordinated notes (the “Series A Notes”), which were originally issued in August 2005 pursuant to Rule 144A of the Securities Act of 1933, as amended. The Series A Notes, which are subordinate to borrowings made under the revolving credit facility, mature in August 2013, carry a 9.25% coupon, and were issued with an effective yield of 9.375%. Interest under the notes is paid semiannually in arrears on February 15th and August 15th of each year. The notes, which are guaranteed by our domestic subsidiaries, contain certain covenants that, among other things, limit our ability to incur additional indebtedness and make certain types of restricted payments, including dividends. Under the terms of the indenture, at any time prior to August 15, 2008, we may redeem up to 35% of the aggregate principal amount of the Series A Notes at a redemption price of 109.250% of the principal amount thereof, plus any accrued and unpaid interest, subject to certain conditions outlined in the indenture. Additionally, at any time prior to August 15, 2009, we may redeem all or part of the Series A Notes at a redemption price equal to the sum of 100% of the principal amount plus an “Applicable Premium”, as defined in the indenture, plus any accrued and unpaid interest. On or after August 15, 2009, we may redeem all or a part of the Series A Notes at the redemption prices set forth by the indenture plus any accrued and unpaid interest. As of March 31, 2008, we were in compliance with all applicable covenants required under the Series A Notes.

Other Borrowing Facilities

Bank Machine overdraft facility.  In addition to the revolving credit facility, our wholly-owned United Kingdom subsidiary, Bank Machine, has a £2.0 million unsecured overdraft facility that expires in July 2008. This facility, which bears interest at 1.75% over the bank’s base rate (currently 5.00%), is utilized for general corporate purposes for our United Kingdom operations. As of March 31, 2008, approximately £1.0 million of this facility had been utilized to help fund certain working capital commitments. Amounts outstanding under the overdraft facility are reflected in accounts payable in the accompanying financial statements, as such amounts are automatically repaid once cash deposits are made to the underlying bank accounts.

Cardtronics Mexico equipment financing agreements.  During 2006 and 2007, our majority-owned subsidiary, Cardtronics Mexico, entered into six separate five-year equipment financing agreements with a single lender. These agreements, which are denominated in Mexican pesos and bear interest at an average fixed rate of 10.96%, were utilized for the purchase of additional ATMs to support the our Mexico operations. As of March 31, 2008, $90.4 million pesos ($8.5 million U.S.) were outstanding under the agreements in place at the time, with future borrowings to be individually negotiated between the lender and Cardtronics. Pursuant to the terms of the loan agreement, we have issued a guaranty for 51.0% of the obligations under this agreement (consistent with our ownership percentage in Cardtronics Mexico.) As of March 31, 2008, the total amount of the guaranty was $46.1 million pesos ($4.3 million U.S.).

Lease agreements.  In connection with the 7-Eleven ATM Transaction, we assumed certain capital and operating lease obligations for approximately 2,000 ATMs. We currently have $7.2 million in letters of credit posted under our revolving credit facility in favor of the lessors under these assumed equipment leases. These letters of credit reduce the available borrowing capacity under our revolving credit facility. As of March 31, 2008, the principal balance of our capital lease obligations totaled $1.7 million.

DESCRIPTION OF THE NEW NOTES

The new notes will be issued, and the outstanding notes were issued, under an indenture dated as of July 20, 2007 (the “Indenture”) among the Company, the Initial Guarantors, and Wells Fargo National Bank, National Association, as trustee (the “Trustee”). The outstanding notes were issued in a private transaction that is not subject to the registration requirements of the Securities Act. The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the new notes. The Company has filed the Indenture for an exhibit to the registration statement of which this prospectus is a part.

You can find the definitions of certain terms used in this description below under the caption “— Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Cardtronics, Inc. and not to any of its subsidiaries and the “Notes” refer equally to the new notes and the outstanding notes.

If the exchange offer contemplated by this prospectus (the “Exchange Offer”) is consummated, Holders of outstanding notes who do not exchange those notes for new notes in the Exchange Offer will vote together with Holders of new notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any outstanding notes that remain outstanding after the Exchange Offer will be aggregated with the new notes, and the Holders of such outstanding notes and the new notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the outstanding notes and the new notes then outstanding.

Brief Description of the New Notes

The new notes will be:

•	general unsecured obligations of the Company;

•	subordinated in right of payment to all existing and future Senior Debt of the Company, including the Indebtedness of the Company under the Credit Agreement;

•	pari passu in right of payment with all existing and any future senior subordinated Indebtedness of the Company, including the $200.0 million aggregate principal amount of 9.250% senior subordinated notes due 2013 issued under the indenture dated as of August 12, 2005 (the “Series A Notes”);

•	senior in right of payment to any future subordinated Indebtedness of the Company

•	guaranteed by the Guarantors as described under “— Note Guarantees”; and

•	effectively subordinated to all existing and any future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors.

As of March 31, 2008, the Company and Initial Guarantors had $337.4 million of Indebtedness outstanding, which was comprised of $39.5 million in Senior Debt, $199.0 million of the Series A Notes, $97.2 million of the outstanding notes, which are the notes subject to the exchange offer described herein, and $1.7 million in capital lease obligations. Additionally, the Company’s subsidiaries that are not guaranteeing the new notes had approximately $8.5 million of indebtedness and other liabilities, not including intercompany liabilities.

As of the date of this prospectus, all of our subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the new notes.

Any outstanding notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the Exchange Offer and any other notes issued under the indenture then outstanding, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which $100.0 million were issued on July 20, 2007. The Company may issue additional notes (the “Additional Notes”) from time to time. Any offering of Additional Notes is subject to all of the covenants of the Indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness”. The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on August 15, 2013.

Interest on the new notes will accrue at the rate of 9.250% per annum from February 15, 2008 and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2008. The Company will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within The City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee also acts as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Note Guarantees

The Notes are guaranteed, jointly and severally, by the Initial Guarantors. Each Note Guarantee:

•	is a general unsecured obligation of that Guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of that Guarantor, including the Guarantee by that Guarantor of Indebtedness under the Credit Agreement;

•	is pari passu in right of payment with all existing and any future senior subordinated Indebtedness of that Guarantor, including the Guarantee by that Guarantor of the Series A notes; and

•	is senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Each Note Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — The guarantees may not be enforceable because of fraudulent conveyance laws.” As of March 31, 2008, the Initial Guarantors had outstanding Indebtedness of approximately $337.4 million, of which $39.5 million was Guarantees of Indebtedness under the Credit Agreement, $199.0 million was Guarantees of the Series A Notes, $97.2 million was Guarantees of the outstanding notes, and $1.7 million was obligations under capital leases. Additionally, the Company’s subsidiaries that are not guaranteeing the Notes had approximately $8.5 million of indebtedness and other liabilities, not including intercompany liabilities. See “— Certain Covenants — Guarantees.”

Subordination

The payment of principal, interest and premium on the Notes is subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt of the Company, including Senior Debt of the Company Incurred after the Issue Date.

The holders of Senior Debt of the Company are entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Debt of the Company) before the Holders of Notes are entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trusts described below under the captions “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”), in the event of any distribution to creditors of the Company in connection with:

(1) any liquidation or dissolution of the Company;

(2) any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) any assignment for the benefit of creditors; or

(4) any marshaling of the Company’s assets and liabilities.

The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described under the captions “— Legal Defeasance and Covenant Defeasance”) if:

(1) a default (a “payment default”) in the payment of principal, premium or interest on Designated Senior Debt of the Company occurs and is continuing; or

(2) any other default (a “nonpayment default”) occurs and is continuing on any series of Designated Senior Debt of the Company that permits holders of that series of Designated Senior Debt of the Company to accelerate its maturity, and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from a representative of the holders of such Designated Senior Debt.

Payments on the Notes may and will be resumed:

(1) in the case of a payment default on Designated Senior Debt of the Company, upon the date on which such default is cured or waived; and

(2) in case of a nonpayment default on Designated Senior Debt of the Company, the earlier of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless, in each case, the maturity of such Designated Senior Debt of the Company has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in cash or Cash Equivalents.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described below under the captions “— Legal Defeasance and Covenant Defeasance”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the Trustee or the Holder has actual knowledge that the payment is prohibited (provided that such actual knowledge will not be required in the case of any payment default on Designated Senior Debt), the Trustee or the Holder, as the case may be, will hold such payment in trust for the benefit of the holders of Senior Debt of the Company. Upon the proper written request of the holders of Senior Debt of the Company or, if there is any payment default on any Designated Senior Debt, the Trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt of the Company or their proper representative.

The Company must promptly notify holders of its Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of Notes may recover less ratably than other creditors of the Company.

Payments under the Note Guarantee of each Guarantor are subordinated to the prior payment in full of all Senior Debt of such Guarantor, including Senior Debt of such Guarantor Incurred after the Issue Date, on the same basis as provided above with respect to the subordination of payments on the Notes by the Company to the prior payment in full of Senior Debt of the Company. See “Risk Factors — Your right to receive payments on the notes will be junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.”

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) to the extent permitted under the Credit Agreement, any other Senior Debt permitted under the Indenture the amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor or any other business entity provided for by a plan or reorganization; and

(2) debt securities of the Company or any Guarantor or any other business entity provided for by a plan of reorganization that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt under the Indenture.

“Senior Debt” of any Person means:

(1) all Indebtedness of such Person outstanding under the Credit Agreement and all Hedging Obligations with respect thereto, whether outstanding on the Issue Date or Incurred thereafter;

(2) any other Indebtedness of such Person permitted to be Incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or is subordinated in right of payment to the Notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).

Notwithstanding anything to the contrary in the preceding paragraph, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company or any Guarantor;

(2) any Indebtedness of the Company or any Guarantor to any of their Subsidiaries or other Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is Incurred in violation of the Indenture, provided that a good faith determination by the Board of Directors of the Company evidenced by a Board Resolution, or a good faith determination by the Chief Financial Officer of the Company evidenced by an officer’s certificate, that any Indebtedness being incurred under the Credit Agreement is permitted by the Indenture will be conclusive;

(5) any Indebtedness of the Company or any Guarantor that, when Incurred, was without recourse to the Company or such Guarantor;

(6) any repurchase, redemption or other obligation in respect of Disqualified Stock or Preferred Stock; or

(7) any Indebtedness owed to any employee of the Company or any of its Subsidiaries.

(8) any Indebtedness of the Company or any Guarantor under the Company’s 9.250% senior subordinated notes due 2013 issued under the indenture dated August 12, 2005.

For the avoidance of doubt, the new notes shall rank pari passu with the Company’s 9.250% senior subordinated notes due 2013 issued under the indenture dated August 12, 2005 and each related Note Guarantee of a Guarantor shall rank pari passu with that Guarantor’s Guarantee of such notes.

Optional Redemption

At any time prior to August 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of 109.250% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its Affiliates); and

(2) the redemption must occur within 45 days of the date of the closing of such Equity Offering.

At any time prior to August 15, 2009, the Company may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (1) 100% of the principal amount thereof, plus (2) the Applicable Premium as of the date of redemption, plus accrued and unpaid interest, if any, to the date of redemption.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company’s option prior to August 15, 2009.

On or after August 15, 2009, at any time or from time to time, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage

2009	104.625%
2010	102.313%
2011 and thereafter	100.000%

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.

No Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

Prior to complying with the provisions of this covenant, but in any event no later than 30 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement currently prohibits the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its

Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of both. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written novation agreement that releases the Company or such Restricted Subsidiary from further liability therefor;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

(c) any Designated Non-Cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregated Fair Market Value, taken together with all other Designated Non-Cash consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 5.0% of the Company’s Consolidated Net Assets as of the date or receipt of such Designated Non-Cash Consideration and (y) $15.0 million (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 540 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(2) to purchase Replacement Assets (or enter into a binding agreement to purchase such Replacement Assets; provided that (x) such purchase is consummated within 90 days after the date of such binding agreement and (y) if such purchase is not consummated, within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)).

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

On the 541st day after an Asset Sale or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each such date being referred to as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that ranks pari passu in right of payment with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased using the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $10.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $10.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, Excess Proceeds subject to such Asset Sale and still held by the Company will no longer be deemed to be Excess Proceeds.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement currently prohibits the Company from purchasing any Notes, and also provides that certain asset sale events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

Certain Covenants

Restricted Payments

(A) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries)

any Equity Interests of the Company, or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Note Guarantees, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (3), (4), (5), (6) and (10) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of assets other than cash received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or from the Incurrence of Indebtedness of the Company that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), plus

(c) with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date; plus

(d) the amount by which Indebtedness of the Company is reduced on the Company’s most recent quarterly balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of any other property distributed by the Company upon such conversion or exchange) plus the amount of any cash received by the Company upon such conversion or exchange; provided, however, that such amount may not exceed the net proceeds received by the Company or any of its Restricted Subsidiaries from the conversion or exchange of such Indebtedness (excluding net proceeds from conversion or exchange by a Subsidiary of the Company or by an employee ownership plan or by a trust established by the Company or any of its Subsidiaries for the benefit of their employees).

(B) The preceding provisions will not prohibit, so long as, in the case of clauses (7) and (12) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Disqualified Stock of the Company or any Guarantor or of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the Equity Interests (other than Disqualified Stock) of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph (A);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the Notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange will be excluded from clause (3)(b) of the preceding paragraph (A);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee or director of the Company (or any of its Restricted Subsidiaries) pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in a calendar year does not exceed $2.0 million (with unused amounts in any calendar year after the Old Notes Issue Date being carried over to succeeding calendar years (without giving effect to the following proviso)) and does not exceed $6.0 million in aggregate; provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the net cash proceeds received by the Company from the sale of Equity Interests (other than Disqualified Stock) of the Company to members of management or directors of the Company and its Restricted Subsidiaries that occurs after the Old Notes Issue Date (to the extent such cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments) plus (B) the net cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Old Notes Issue Date, less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this clause (7) after the Old Notes Issue Date;

(8) payments in respect of management fees to any of the Principals pursuant to agreements in effect on the Issue Date as described in this prospectus in an amount not to exceed an aggregate amount of $500,000 in any calendar year;

(9) payments of dividends on Disqualified Stock otherwise permitted under Indenture;

(10) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company;

(11) payments of dividends on the Company’s common stock following the first bona fide underwritten public offering of common stock of the Company after the Closing Date, of up to 6% per annum of the net cash proceeds received by the Company from such public offering; provided however, that (A) at the time of payment of any such dividend, no Default will have occurred and be continuing (or result therefrom), and (B) the aggregate amount of all dividends paid under this clause (11) will not exceed the aggregate amount of net proceeds received by the Company from such public offering; and

(12) other Restricted Payments in an aggregate amount not to exceed $10.0 million since the Old Notes Issue Date.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.

Incurrence of Indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company or any Guarantor may Incur Indebtedness or Disqualified Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness or Disqualified Stock is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been Incurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the Incurrence of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Company or any Guarantor of Indebtedness under Credit Facilities (including, without limitation, the Incurrence by the Company and the Guarantors of Guarantees thereof) in an aggregate amount at any one time outstanding pursuant to this clause (1) not to exceed $200.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”; provided that a Restricted Subsidiary that is not a Domestic Subsidiary or a Guarantor of Indebtedness under the Credit Facilities may incur Indebtedness pursuant to this clause (1), together with Indebtedness Incurred pursuant to clause (9) of this “Incurrence of Indebtedness” covenant, in an aggregate amount, after giving effect to such Incurrence, at any time outstanding not to exceed the greater of (a) $25.0 million or (b) 40% of the aggregate Consolidated Net Assets of such Restricted Subsidiaries;

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees issued on the Issue Date;

(4) the Incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings, construction loans or purchase money obligations for property acquired in the ordinary course of business, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used by the Company or any such Guarantor, in an aggregate amount, including all Permitted Refinancing

Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed 7.5% of the Company’s Consolidated Net Assets at any time outstanding;

(5) the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), or (10) of this paragraph;

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(b) Indebtedness owed to the Company or any Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Guarantor; and

(c) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be Incurred by another provision of this covenant; or

(8) the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9) the Incurrence by any Restricted Subsidiary other than a Domestic Subsidiary of Indebtedness in an aggregate amount at any time outstanding, after giving effect to such Incurrence and together with any Indebtedness Incurred under the proviso in clause (1) of this “Incurrence of Indebtedness” covenant, not to exceed the greater of (a) $25 million or (b) 40% of the Consolidated Net Assets of any such Restricted Subsidiaries; or

(10) the Incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (10), not to exceed the greater of (a) $15.0 million or (b) 5% of the Consolidated Net Assets of the Company.

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (10) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the

Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitation on Senior Subordinated Debt

The Company will not Incur any Indebtedness that is subordinate in right of payment to any Senior Debt of the Company unless it ranks pari passu or subordinate in right of payment to the Notes. No Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it ranks pari passu or subordinate in right of payment to such Guarantor’s Note Guarantee. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of Liens or Guarantees arising or created in respect of such other Indebtedness of the Company or any Guarantor or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in the Indenture, the Notes and the Note Guarantees;

(3) existing under, by reason of or with respect to applicable law;

(4) with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (3) of the first paragraph of this covenant:

(a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture;

(c) any encumbrance or restriction arising or existing by reason of construction loans or purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case to the extent permitted under the Indenture;

(d) customary restrictions imposed on the transfer of intellectual property in connection with licenses of such intellectual property in the ordinary course of business;

(e) encumbrances or restrictions existing under or by reason of provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements, in each case to the extent permitted under the Indenture, so long as any such encumbrances or restrictions are not applicable to any Person (to its property or assets) other than such joint venture or a Subsidiary thereof; or

(f) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition; and

(7) on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving Person) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and, to the extent applicable, the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness.”

(4) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of the Company or the surviving Person in accordance with the Notes and the Indenture.

(5) the Company delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computation to demonstrate compliance with clause (3) above) and Opinion of Counsel, in each case stating that such transaction and such agreement complies with this covenant and that all conditions precedent provided for in this covenant relating to such transaction have been complied with.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” will refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture.

In addition, the Company and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all the properties or assets of the Company and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above of this covenant will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant, and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Company;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the covenants described under the caption “— Restricted Payments” including, without limitation, payments included in the definition of “Permitted Investments”; and

(4) any sale of Equity Interests (other than Disqualified Stock) of the Company;

(5) the receipt by the Company of any capital contribution from its shareholders;

(6) transactions pursuant to agreements or arrangements in effect on the Old Notes Issue Date and described in the Old Notes prospectus, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified or supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreements or arrangements in existence on the Old Notes Issue Date;

(7) payment by the Company of management or other similar fees to any of the Principals pursuant to any agreement or arrangement in an aggregate amount not to exceed $500,000 in any calendar year; and

(8) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with officers and employees of the Company or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of the Company or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment has been approved by the Board of Directors of the Company.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Incurrence of Indebtedness,” and any lien on the property of the Restricted Subsidiary will be permitted to exist under the covenant described above under the caption “— Liens;”

(2) the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) the Subsidiary being so designated:

(a) except as permitted by the covenant described above under the caption “— Transaction with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(4) no Default or Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements and such failure continues for a period of 30 days, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Company will be in default under the Indenture.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness;”

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the covenant described under the caption “— Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Preferred Stock in Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Preferred Stock in any Restricted Subsidiary of the Company that is not a Guarantor to any Person (other than the Company or a Restricted Subsidiary of the Company), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interest in such Restricted Subsidiary owned by the Company and its Restricted Subsidiaries; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

In addition, the Company will not permit any Restricted Subsidiary of the Company that is not a Guarantor to issue any of its Preferred Stock (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law) to any Person other than to the Company or a Restricted Subsidiary of the Company.

Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Immaterial Subsidiary) on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must become a Guarantor of the Notes and execute a supplemental indenture and deliver an Opinion of Counsel with respect to such Guarantee. Any Immaterial Subsidiary that no longer meets the definition of Immaterial Subsidiary must become a Guarantor of the Notes in accordance with the following paragraph.

The Company will not permit any Domestic Subsidiary (including any Immaterial Subsidiary), directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any other Restricted Subsidiary thereof unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee will be senior to, or pari passu with, such Subsidiary’s Guarantee of such other Indebtedness unless such other Indebtedness is Senior Debt, in which case the Guarantee of the Notes may be subordinated to the Guarantee of such Senior Debt to the same extent as the Notes are subordinated to such Senior Debt.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture; or

(3) solely in the case of a Note Guarantee created pursuant to the second paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

The Company will furnish to the Trustee and, upon request, to the Holders a copy of all of the information and reports referred to in clauses (1) and (2) below, if such information and reports are not filed electronically with the Commission, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

After consummation of this Exchange Offer, whether or not required by the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries or if any of the Company’s Subsidiaries are not Guarantors, then the Company will include a reasonably detailed discussion of the financial condition and results of operations of such Unrestricted Subsidiary, or if more than one, of such Unrestricted Subsidiaries, taken as a whole and of such non-Guarantor Subsidiaries taken as a whole, separately in each case, in the section of the Company’s quarterly and annual financial information required by this covenant under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and further, in the case of the non-Guarantor Subsidiaries, also include a presentation of the financial condition and results of operations of such non-Guarantor Subsidiaries on the face of the financial statements or in the footnotes thereto, separate from the financial condition and results of operations of the Company and its Restricted Subsidiaries.

In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes whether or not prohibited by the subordination provisions of the Indenture;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes, whether or not prohibited by the subordination provisions of the Indenture;

(3) failure by the Company or any of its Restricted Subsidiaries to consummate a purchase of the Notes when required by the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” or “— Repurchase at the Option of Holders — Asset Sales” or failure to comply with “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, will deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the event of default; provided, however, that so long as any Indebtedness permitted to be Incurred pursuant to the Credit Agreement will be outstanding, that acceleration will not be effective until the earlier of (1) an acceleration of Indebtedness under the Credit Agreement; or (2) five Business Days after receipt by the Company, and Agent under the Credit Agreement of written notice of the acceleration of the Notes.

In the event of a declaration or acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes will be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (5) above is remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto and if (a) annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right will not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the first paragraph of “— Optional Redemption” will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and all obligations of the Guarantors with respect to the Guarantees discharged, and; thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes or the Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant

Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder or the Trustee is deemed to be an “insider” of the Company under the United States Bankruptcy Code and the New York Debtor and Creditor Law, and assuming that the deposit is not otherwise deemed to be to or for the benefit of an “insider” of the Company under the United States Bankruptcy Code and the New York Debtor and Creditor Law, and assuming that no Holder or the Trustee is deemed to be an “initial transferee” or “mediate transferee” of a “transfer” within the meaning of Section 550 of the United States Bankruptcy Code, after the 123rd day following the deposit, the transfer of the trust funds pursuant to such deposit will not be subject to avoidance pursuant to Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes and the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes and the Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than any provision with respect to the covenant described under the caption “Repurchase at the Options of Holders — Asset Sales” or “Repurchase at the Option of Holders — Change of Control” or “Merger, Consolidation and Sale of Assets”);

(3) reduce the rate of, or change the time for payment of, interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) except as otherwise permitted under the covenants described under the captions “— Certain Covenants — Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture; or

(10) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to or waiver of, any of the provisions of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Note Guarantee in any manner adverse to the Holders will require the consent of the Holders of at least 75% in the aggregate amount of the Notes then outstanding, otherwise the Company may not amend or waive any such provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder, including the addition of any new Note Guarantee;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “— Certain Covenants — Guarantees,” including to reflect the release of a Guarantee of the Notes in accordance with the Indenture;

(7) to secure the Notes and/or Guarantees of the Notes;

(8) to evidence and provide for the acceptance of appointment by a successor Trustee; or

(9) to provide for the issuance of Additional Notes in accordance with the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Applicable Premium” means, with respect to a Note at any date of redemption, the greater of (1) 1.0% of the principal amount of such Note and (2) the excess of (A) the present value at such date of redemption of (i) the redemption price of such Note at August 15, 2009 (such redemption price being described under “— Optional Redemption”) plus (ii) all remaining required interest payments due on such Note through August 15, 2009 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets;” and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets or Equity Interests between or among the Company and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” and any Permitted Investments;

(8) any sale or disposition of any property or equipment that has become damaged, worn out, or obsolete; and

(9) the creation of a Lien not prohibited by the Indenture.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficial Owners”, “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, any corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars, or in the case of a Subsidiary other than a Domestic Subsidiary, such local currencies held by it in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government, or any member state of the European Union in which the Company or any Subsidiary operates or anticipates operating within the 12 months, or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s Investors Service, Inc. or A-1 or better from Standard & Poor’s Rating Services;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or any member state of the European Union in which the Company or any Subsidiary operates or anticipates operating within the next 12 months, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and having maturities of not more than six months from the date of acquisition;

(7) in the case of any Restricted subsidiary located in a country that is outside the United States and the European Union (in which the Company or its Restricted Subsidiary is operating or anticipates operating within the next 12 months), any substantially similar investment to the kinds described in clauses (1) through (6) of this definition obtained in the ordinary course of business and rated the lower of (i) at least P-1 by Moody’s or A-1 by S&P or the equivalent thereof and (ii) the highest ranking obtainable in the applicable jurisdiction; and

(8) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to any of the Principals or Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) prior to the first public offering of Common Stock of the Company, the Principals or the Related Parties cease to be the ultimate Beneficial Owners, directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, on a fully diluted basis, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company or a Parent, or any direct of indirect transfer of securities by the Company, or otherwise (for the avoidance of doubt, pro rata distributions in kind of Equity Interests of the Company by any Principal to its general and/or limited partners will be disregarded for this clause (3));

(4) on and following the first public offering of Common Stock of the Company, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than any of the Principals or Related Parties, becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company;

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(6) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance), and any transaction where immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), becomes, directly or indirectly, the ultimate Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Closing Date” means the date of the original issuance of the Notes under the Indenture, July 20, 2007.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;

in each case, on a consolidated basis and determined in accordance with GAAP.

Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Assets” of any Person means, as of any date, the amount which in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less current liabilities; provided that, for purposes of determining Consolidated Net Assets, the principal amount of any intercompany Indebtedness that would otherwise be included in the definition of “current liabilities” under GAAP, will not be so included to the extent that such intercompany Indebtedness is expressly subordinated by its terms to the Indebtedness evidenced by the Notes and the Guarantees.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary thereof;

(2) Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders, unless such restriction has been waived: provided that Consolidated Net Income for such Restricted Subsidiary will be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Restricted Subsidiary in respect to such period, to the extent not already included therein;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) the amortization or write off of fees and expenses incurred in connection with the acquisition or integration of a Permitted Business or assets used in a Permitted Business will be excluded;

(6) any net after tax gain (or loss) realized upon the sale or other disposition of any assets of the Company, its Consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any net after tax gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(7) extraordinary gains or losses will be excluded;

(8) any non-cash compensation charge or expense realized from grants of stock, stock appreciation or similar rights, stock option or other rights to officers, directors and employees or the Company or any of its Restricted Subsidiaries will be excluded; and

(9) any unusual, nonoperating or nonrecurring gain, loss, charge or write-down of assets will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors (i) with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (ii) the nominating committee of the Board of Directors so long as it consists of Continuing Directors appointed to serve on the nominating committee in accordance with the First Amended and Restated Investors Agreement dated February 10, 2005.

“Credit Agreement” means that certain Third Amended and Restated First Lien Credit Agreement, dated as of May 17, 2005, by and among the Company and the other lenders named therein, as amended, by and among the Company and the other lenders named therein, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement, restructuring, increase, supplement or refinancing is with the same financial institutions or otherwise.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities, in each case with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as

Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 123 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. For the avoidance of doubt, the existing Preferred Stock is not Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code of the United States because of a trade or business within the United States or (2) a Subsidiary of an entity described in the preceding clause (1).

“Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of the Company (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) to any Person other than any Subsidiary thereof.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“European Union” means the European Union or any successor thereto as constituted on the date of determination.

“Existing Indebtedness” means the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of (1) the Notes and (2) any borrowings made under the Credit Agreement on the Issue Date, until such amounts are repaid.

“Existing Preferred Stock” means the Company’s Series B Convertible Preferred Stock.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Company, whose determination, unless otherwise specified below, will be conclusive if evidenced by a Board Resolution. Notwithstanding the foregoing, (1) the Board of Directors’ determination of Fair Market Value must be evidenced by a Board Resolution attached to an Officers’ Certificate delivered to the Trustee if the Fair Market Value exceeds $5.0 million and (2) the Board of Directors’ determination of Fair Market Value must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25.0 million.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, excluding amortization of debt issuance costs and the expensing of any financing fees, but including original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the average rate in effect from the beginning of the applicable period to the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or,if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; and

(5) if any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect in such calculation, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) the Initial Guarantors; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“Holder” means a Person in whose name a Note is registered.

“Immaterial Subsidiary” means, as of any date of determination, any Restricted Subsidiary whose total assets as of the most recently completed fiscal quarter were less than $1.0 million and whose total revenues for the most recently completed 12-month fiscal period did not exceed $1.0 million; provided that a Restricted Subsidiary will not be deemed to be an Immaterial Subsidiary if (1) such Restricted Subsidiary directly or indirectly guarantees any Indebtedness of the Company or any other Subsidiary or (2) either the total assets or total revenues of such Restricted Subsidiary exceeds the amount set forth above.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that, in each case, the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person, and (z) Preferred Stock issued by any Restricted Subsidiary. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, the following items of Indebtedness will be permitted:

(1) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(2) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance or surety bonds (in each case, other than for an obligation for borrowed money);

(3) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business;

provided that, upon the drawing of such letters of credit or in the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(4) the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(5) any Indebtedness which has been defeased in accordance with GAAP; and

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount so indemnified or otherwise Incurred does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with such disposition.

“Initial Guarantors” means all of the Domestic Subsidiaries of the Company.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company that is a Guarantor such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company and a Guarantor, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof,

(2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or is required to be paid as a result of such sale,

(4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP,

(5) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted Subsidiary thereof; and

(6) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP;

provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.

“Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.

“Old Notes Issue Date” means August 12, 2005, the date of issuance of the Company’s 9 1/4% Senior Subordinated Notes due 2013.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the offering memorandum) by the Company and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related or ancillary thereto.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnifies and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(8) commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(9) Investments in any Person received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Subsidiaries or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any debtor;

(10) Investments existing on the Issue Date;

(11) endorsements of negotiable instruments and documents in the ordinary course of business;

(12) acquisitions of assets, Equity Interests or other securities by the Company for consideration consisting of Equity Interests (other than Disqualified Stock) of the Company;

(13) Investments in the Notes;

(14) Investments in a joint venture engaged in a Permitted Business in an amount, together with any other amount under this clause (14), not to exceed 7.5% of the Company’s Consolidated Net Assets; and

(15) other Investments in any Person (provided that any such Person is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the Issue Date, not to exceed $10.0 million.

“Permitted Liens” means:

(1) Liens on the assets of the Company, any Guarantor and any Restricted Subsidiary that is not a Domestic Subsidiary securing Senior Debt that was permitted by the terms of the Indenture to be Incurred;

(2) Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5) Liens securing the Notes and the Note Guarantees;

(6) Liens existing on the Issue Date;

(7) Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(9) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, bids, contracts (other than contracts for the payment of Indebtedness) or leases to which such Person is a party, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters);

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(11) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business;

(12) prejudgment liens and judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired;

(13) Liens constituting survey exceptions, encumbrances, easements, and reservations of, and rights to others for, rights-of-way, zoning and other restrictions as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, do not secure the payment of borrowed money, and in the aggregate do not materially adversely affect the value of the assets of the Company and its Restricted Subsidiaries, taken as a whole, or materially impair the use of such properties for the purposes of which such properties are held by the Company or such Subsidiaries;

(14) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred or created (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred or created more than 180 days after the later of the date of acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; and

(15) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the amount (or accreted value or liquidation preference,if applicable) the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date (or redemption date, if applicable) later than the final maturity date (or redemption date, if applicable) of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes, and is subordinated in right of payment to, the Notes on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5) such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Company; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Principals” means CapStreet II, L.P., CapStreet Parallel II, L.P. and TA Associates, Inc., TA IX L.P., TA/Atlantic and Pacific IV L.P., TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P.

“Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s, or both will not make a rating on any series of Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as testified by a resolution of the Board of Directors of the Company), which agency will be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Related Party” means (1) any Affiliate of any Principal, including any controlling stockholder, partner, member, Subsidiary or immediate family member (in the case of an individual) of any Principal, and including any equity fund advised by any such Person, but excluding any portfolio company of any such Person and (2) limited partners or members of any investment fund involved within the definition of “Principal” with respect to Equity Interests of the Company received as distributions in kind from such Principal; provided that, as a result of such distribution, no such limited partner or member will “control” the Company as such term is defined under the definition of “Affiliate.”

“Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary that is a Guarantor.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantors” means:

(1) each direct or indirect Domestic Subsidiary of the Company on the date of the Indenture; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to August 15, 2009; provided, however, that if the then remaining term of the Notes to August 15, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the Notes to August 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

FEDERAL INCOME TAX CONSIDERATIONS

Federal Income Tax Considerations of the Exchange of Outstanding Notes for New Notes

The following discussion is a description of the material federal income tax considerations relevant to the exchange of outstanding notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

We believe that the exchange of outstanding notes for new notes should not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding notes directly from us.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new notes may be required to deliver a prospectus.

If you wish to exchange new notes for your outstanding notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering — Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your outstanding notes in the exchange offer. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of this registration statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the new notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Cardtronics, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 financial statements for Cardtronics, Inc. refers to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, effective January 1, 2007, and Statement of Financial Accounting Standards No. 123(R), Share-based Payments, effective January 1, 2006.

The audited financial statements of the 7-Eleven Financial Services Business as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants. Such financial statements have been so included in reliance on the report (which contains an explanatory paragraph relating to the 7-Eleven Financial Services Business restatement of its financial statements as described in Note 1 to the financial statements) of such independent accountants given on the authority of such firm as experts in auditing and accounting.

CARDTRONICS, INC.

Unaudited Interim Consolidated Financial Statements

Three Months Ended March 31, 2008 and 2007

CARDTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31,	December 31,
	2008	2007
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$8,908	$13,439
Accounts and notes receivable, net of allowance of $474 and $560 as of March 31, 2008 and December 31, 2007, respectively	26,324	23,248
Inventory	3,633	2,355
Restricted cash, short-term	8,419	5,900
Deferred tax asset, net	214	216
Prepaid expenses, deferred costs, and other current assets	14,558	11,627

Total current assets	62,056	56,785
Restricted cash	321	317
Property and equipment, net	174,225	163,912
Intangible assets, net	126,227	130,901
Goodwill	234,355	235,185
Prepaid expenses and other assets	4,336	4,185

Total assets	$601,520	$591,285

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$980	$882
Current portion of capital lease obligations	922	1,147
Current portion of other long-term liabilities	23,173	16,201
Accounts payable	37,044	34,385
Accrued liabilities	49,981	70,524

Total current liabilities	112,100	123,139
Long-term liabilities:
Long-term debt, net of current portion and related discounts	343,190	307,733
Capital lease obligations, net of current portion	785	982
Deferred tax liability, net	11,884	11,480
Asset retirement obligations	18,374	17,448
Other long-term liabilities	27,413	23,392

Total liabilities	513,746	484,174
Stockholders’ equity:
Common stock, $0.0001 par value; 125,000,000 shares authorized; 43,659,816 and 43,571,956 shares issued as of March 31, 2008 and December 31, 2007, respectively; 38,654,067 and 38,566,207 shares outstanding as of March 31, 2008 and December 31, 2007, respectively	4	4
Subscriptions receivable (at face value)	(218)	(229)
Additional paid-in capital	190,625	190,508
Accumulated other comprehensive loss, net	(19,391)	(4,518)
Accumulated deficit	(35,025)	(30,433)
Treasury stock; 5,005,749 shares at cost as of March 31, 2008 and December 31, 2007	(48,221)	(48,221)

Total stockholders’ equity	87,774	107,111

Total liabilities and stockholders’ equity	$601,520	$591,285

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2008	2007
	(unaudited)

Revenues:
ATM operating revenues	$115,062	$71,656
Vcom operating revenues	1,235	—
ATM product sales and other revenues	4,278	2,862

Total revenues	120,575	74,518
Cost of revenues:
Cost of ATM operating revenues (includes stock-based compensation of $65 in 2008 and $16 in 2007. Excludes depreciation, accretion, and amortization shown separately below. See Note 1)	86,832	54,736
Cost of Vcom operating revenues	2,269	—
Cost of ATM product sales and other revenues	4,164	2,797

Total cost of revenues	93,265	57,533
Gross profit	27,310	16,985
Operating expenses:
Selling, general, and administrative expenses (includes stock-based compensation of $201 in 2008 and $206 in 2007)	8,551	6,444
Depreciation and accretion expense	9,082	6,398
Amortization expense	4,503	2,486

Total operating expenses	22,136	15,328
Income from operations	5,174	1,657
Other expense (income):
Interest expense, net	7,632	5,892
Amortization of deferred financing costs and bond discounts	508	356
Minority interest in subsidiary	—	(112)
Other	1,061	(119)

Total other expense	9,201	6,017
Loss before income taxes	(4,027)	(4,360)
Income tax expense (benefit)	565	(973)

Net loss	(4,592)	(3,387)
Preferred stock accretion expense	—	67

Net loss available to common stockholders	$(4,592)	$(3,454)

Net loss per common share — basic and diluted	$(0.12)	$(0.25)

Weighted average shares outstanding — basic and diluted	38,589,878	13,965,875

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2008	2007
	(unaudited)

Cash flows from operating activities:
Net loss	$(4,592)	$(3,387)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, accretion, and amortization expense	13,585	8,884
Amortization of deferred financing costs and bond discounts	508	356
Stock-based compensation expense	266	222
Deferred income taxes	430	(1,026)
Gain on sale of Winn-Dixie equity securities	—	(569)
Minority interest	—	(112)
Loss on disposal of assets	1,150	492
Other reserves and non-cash items	(1,975)	443
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts and notes receivable, net	(2,964)	2,051
Increase in prepaid, deferred costs, and other current assets	(2,595)	(499)
Increase in inventory	(932)	(359)
(Increase) decrease in other assets	217	(53)
Decrease in accounts payable and accrued liabilities	(12,006)	(3,130)
Decrease in other liabilities	(1,417)	(671)

Net cash provided by (used in) operating activities	(10,325)	2,642

Cash flows from investing activities:
Additions to property and equipment	(25,799)	(13,332)
Proceeds from sale of property and equipment	—	3
Payments for exclusive license agreements and site acquisition costs	(298)	(567)
Additions to equipment to be leased to customers	—	(203)
Principal payments received under direct financing leases	13	4
Proceeds from sale of Winn-Dixie equity securities	—	3,950
Acquisition, net of cash acquired	—	876

Net cash used in investing activities	(26,084)	(9,269)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	49,836	20,897
Repayments of long-term debt and capital leases	(14,995)	(12,017)
Repayments of borrowings under bank overdraft facility, net	(1,866)	(3,222)
Payments received on subscriptions receivable	11	—
Proceeds from exercises of stock options	123	46
Equity offering costs	(1,250)	—
Debt issuance and modification costs	(4)	—

Net cash provided by financing activities	31,855	5,704

Effect of exchange rate changes on cash	23	(13)

Net decrease in cash and cash equivalents	(4,531)	(936)
Cash and cash equivalents at beginning of period	13,439	2,718

Cash and cash equivalents at end of period	$8,908	$1,782

Supplemental disclosure of cash flow information:
Cash paid for interest, including interest on capital leases	$15,116	$10,646
Cash paid for income taxes	$—	$27
Fixed assets financed with direct debt	$—	$1,101

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(1)  General and Basis of Presentation

General

Cardtronics, Inc., along with its wholly- and majority-owned subsidiaries (collectively, the “Company” or “Cardtronics”) owns and operates approximately 28,825 automated teller machines (“ATM”) in all 50 states, 2,350 ATMs located throughout the United Kingdom, and 1,425 ATMs located throughout Mexico. The Company provides ATM management and equipment-related services (typically under multi-year contracts) to large, nationally-known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. Additionally, the Company operates the largest surcharge-free network of ATMs within the United States (based on the number of participating ATMs) and works with financial institutions to place their logos on the Company’s ATM machines, thus providing convenient surcharge-free access to the financial institutions’ customers.

Basis of Presentation

The unaudited interim consolidated financial statements include the accounts of Cardtronics, Inc. and its wholly- and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Because the Company owns a majority (51.0%) interest in and absorbs a majority of the losses or returns of Cardtronics Mexico, this entity is reflected as a consolidated subsidiary in the accompanying consolidated financial statements, with the remaining ownership interest not held by the Company being reflected as a minority interest. As of March 31, 2008 and December 31, 2007, the cumulative losses generated by Cardtronics Mexico and allocable to such minority interest shareholders exceeded the underlying equity amounts of such minority interest shareholders. Accordingly, all future losses generated by Cardtronics Mexico will be allocated 100% to Cardtronics until such time that Cardtronics Mexico generates a cumulative amount of earnings sufficient to cover all excess losses allocable to the Company, or until such time that the minority interest shareholders contribute additional equity to Cardtronics Mexico in an amount sufficient to cover such losses. As of March 31, 2008, the cumulative amount of excess losses allocated to Cardtronics totaled approximately $0.4 million. Such amount is net of contributions of $0.3 million made by the minority interest shareholders during 2007.

This Quarterly Report on Form 10-Q has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial information. Because this is an interim period filing presented using a condensed format, it does not include all of the disclosures required by accounting principles generally accepted in the United States of America. You should read this Quarterly Report on Form 10-Q along with the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, which includes a summary of the Company’s significant accounting policies and other disclosures.

The financial statements as of March 31, 2008 and for the three month periods ended March 31, 2008 and 2007 are unaudited. The balance sheet as of December 31, 2007 was derived from the audited balance sheet filed in the Company’s 2007 Annual Report on Form 10-K. In management’s opinion, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company’s interim period results have been made. The results of operations for the three month periods ended March 31, 2008 and 2007 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year. Additionally, the financial statements for prior periods include reclassifications that were made to conform to the current period presentation. Those reclassifications did not impact the Company’s reported net loss or stockholders’ equity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Cost of ATM Operating Revenues and Gross Profit Presentation

The Company presents “Cost of ATM operating revenues” and “Gross profit” within its consolidated statements of operations exclusive of depreciation, accretion, and amortization expenses related to ATMs and ATM-related assets. The following table sets forth the amounts excluded from cost of ATM operating revenues and gross profit during the three month periods ended March 31, 2008 and 2007:

	2008	2007
	(in thousands)

Depreciation and accretion expenses related to ATMs and ATM-related assets	$7,962	$6,021
Amortization expense	4,503	2,486

Total depreciation, accretion, and amortization expenses excluded from cost of ATM operating revenues and gross profit	$12,465	$8,507

(2)  Acquisitions

Acquisition of 7-Eleven Financial Services Business

On July 20, 2007, the Company acquired substantially all of the assets of the financial services business of 7-Eleven, Inc. (the “7-Eleven Financial Services Business”) for approximately $137.3 million in cash. This acquisition (the “7-Eleven ATM Transaction”) was made as the Company believed the acquisition would provide it with substantial benefits and opportunities to execute its overall strategy, including the addition of high-volume ATMs in prime retail locations, organic growth potential, branding and surcharge-free network opportunities, and future outsourcing opportunities.

The 7-Eleven ATM Transaction included approximately 5,500 ATMs located in 7-Eleven, Inc. (“7-Eleven”) stores throughout the United States, of which approximately 2,000 were advanced-functionality financial self-service kiosks, referred to as “Vcom” terminals, that are capable of providing more sophisticated financial services, such as check-cashing, remote deposit capture (which is deposit taking at ATMs not located on a bank’s premises using electronic imaging), money transfer, bill payment services, and other kiosk-based financial services (collectively, the “Vcom Services”). The Company funded the acquisition through the issuance of $100.0 million of 9.25% senior subordinated notes due 2013 — Series B (the “Series B Notes”) and additional borrowings under its revolving credit facility, which was amended in connection with the acquisition. See Note 8 for additional details on these financings. The Company has included the results of the operations of the 7-Eleven Financial Services Business for all periods subsequent to July 19, 2007.

The Company accounted for the 7-Eleven ATM Transaction as a business combination pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations. Accordingly, the Company has allocated the total purchase consideration to the assets acquired and liabilities assumed based on

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

their respective fair values as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$1,427
Trade accounts receivable, net	3,767
Surcharge and interchange receivable	3,769
Inventory	1,953
Other current assets	2,344
Property and equipment	18,315
Software	4,273
Intangible assets subject to amortization	78,000
Goodwill	62,191

Total assets acquired	176,039

Accounts payable	(688)
Accrued liabilities and deferred income	(9,749)
Current portion of capital lease obligations	(1,326)
Current portion of other long-term liabilities	(7,777)
Non-current portion of capital lease obligations	(1,378)
Other long-term liabilities	(17,809)

Total liabilities assumed	(38,727)

Net assets acquired	$137,312

The purchase price allocation presented above resulted in a goodwill balance of approximately $62.2 million, which is deductible for tax purposes. Additionally, the purchase price allocation resulted in approximately $78.0 million in identifiable intangible assets subject to amortization, which was determined by utilizing a discounted cash flow approach. Of the total $78.0 million of intangible assets identified, $64.3 million relates to the 10-year ATM operating agreement that was entered into with 7-Eleven in conjunction with the acquisition, which is being amortized on a straight-line basis over the term of the agreement, and $13.7 million relates to a branding contract acquired in the transaction, which is being amortized over the remaining life of the underlying contract (8.4 years).

In addition, the Company recorded $19.5 million of other liabilities ($7.8 million in current portion of other long-term liabilities and $11.7 million in other long-term liabilities) related to certain unfavorable equipment operating leases and an operating contract assumed as part of the 7-Eleven ATM Transaction. These liabilities are being amortized over the remaining terms of the underlying contracts and serve to reduce the corresponding ATM operating expense amounts to the fair value of these services as of the date of the acquisition.

Pro Forma Results of Operations

The following table presents the unaudited pro forma combined results of operations of the Company and the acquired 7-Eleven Financial Services Business for the three months ended March 31, 2007, after giving effect to certain pro forma adjustments, including the effects of the issuance of the Series B Notes and additional borrowings under its revolving credit facility, as amended (Note 8). The unaudited pro forma financial results assume that both the 7-Eleven ATM Transaction and the related financing transactions occurred on January 1, 2007. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the actual results that would have occurred had those transactions been consummated

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on such date. The pro forma results include approximately $4.2 million of placement fee revenues associated with the Vcom operations of the 7-Eleven Financial Services Business, which are not expected to recur in future periods. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations. Amounts presented are in thousands, excluding per share amounts.

Revenues	$116,039
Income from operations	6,820
Net loss available to common shareholders	(2,368)
Net loss per share — basic and diluted	$(0.17)

(3)  Stock-based Compensation

The Company accounts for stock-based compensation arrangements under SFAS No. 123 (revised 2004), Share-Based Payment, which requires a company to record the grant date fair value of stock-based compensation arrangements, net of estimated forfeitures, as compensation expense on a straight-line basis over the underlying service periods of the related awards. The following table reflects the total stock-based compensation expense amounts included in the accompanying consolidated statements of operations for the three month periods ended March 31, 2008 and 2007.

	2008	2007
	(in thousands)

Cost of ATM operating revenues	$65	$16
Selling, general, and administrative expenses	201	206

Total stock-based compensation expense	$266	$222

A summary of the status of the Company’s outstanding stock options as of March 31, 2008 and changes during the three months ended March 31, 2008 are presented below:

		Weighted
	Number	Average
	of Shares	Exercise Price

Options outstanding as of January 1, 2008	4,960,041	$7.78
Exercised	(87,860)	$1.40
Forfeited	(130,156)	$11.22
Options outstanding as of March 31, 2008	4,742,025	$7.80

Options vested and exercisable as of March 31, 2008	2,925,802	$5.60

(4)  Earnings per Share

The Company reports its earnings per share in accordance with SFAS No. 128, Earnings per Share. In accordance with SFAS No. 128, potentially dilutive securities are excluded from the calculation of diluted earnings per share (as well as their related income statement impacts) when their impact on net income (loss) available to common stockholders is anti-dilutive. For the three month periods ended March 31, 2008 and 2007, the Company incurred net losses and, accordingly, excluded all potentially dilutive securities from the calculation of diluted earnings per share as their impact on the net loss available to common stockholders was anti-dilutive. Such anti-dilutive securities included outstanding stock options, restricted shares, and, for periods prior to their conversion in December 2007, the Company’s Series B redeemable convertible preferred stock.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the potentially dilutive securities that have been excluded from the computation of diluted net loss per share for the three month periods ended March 31, 2008 and 2007:

	2008	2007

Stock options	1,229,145	1,624,519
Restricted shares	—	19,789
Preferred stock	—	7,390,413

Total potentially dilutive securities	1,229,145	9,034,721

(5)  Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components in the financial statements. Comprehensive loss for the three month periods ended March 31, 2008 and 2007 consisted of the following:

	2008	2007
	(in thousands)

Net loss	$(4,592)	$(3,387)
Unrealized losses on interest rate hedges	(13,465)	(1,172)
Foreign currency translation adjustments	(1,408)	(160)
Reclassifications of unrealized gains on available-for-sale securities, net of taxes	—	(498)

Total comprehensive loss	$(19,465)	$(5,217)

The significant increase in the total comprehensive loss figure for the three month period ended March 31, 2008 was due to the precipitous drop in current and forecasted interest rates that occurred during the period, which resulted in a corresponding decline in value associated with the Company’s interest rate hedges. For additional information on the Company’s interest rate hedges, see Note 12.

Accumulated other comprehensive loss is displayed as a separate component of stockholders’ equity in the accompanying consolidated balance sheets and consisted of the following as of March 31, 2008 and December 31, 2007:

	March 31,	December 31,
	2008	2007
	(in thousands)

Unrealized losses on interest rate hedges	$(27,109)	$(13,644)
Foreign currency translation adjustments	7,718	9,126

Total accumulated other comprehensive loss	$(19,391)	$(4,518)

The Company currently believes that the unremitted earnings of its foreign subsidiaries will be reinvested in the foreign countries in which those subsidiaries operate for an indefinite period of time. Accordingly, no deferred taxes have been provided for on the differences between the Company’s book basis and underlying tax basis in those subsidiaries or on the foreign currency translation adjustment amounts reflected in the tables above. As a result of the Company’s overall net loss position for tax purposes, the Company has not recorded deferred tax benefits on the loss amounts related to these interest rate swaps as of March 31, 2008 or December 31, 2007, as management does not currently believe the Company will be able to realize the benefits associated with its net deferred tax asset positions.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)  Intangible Assets

Intangible Assets with Indefinite Lives

The following table presents the net carrying amount of the Company’s intangible assets with indefinite lives as of March 31, 2008 and December 31, 2007, as well as the changes in the net carrying amounts for the three months ended March 31, 2008, by geographic segment:

	Goodwill			Trade Name
	U.S.	U.K.	Mexico	U.S.	U.K.	Total
			(in thousands)

Balance as of December 31, 2007	$150,445	$84,050	$690	$200	$4,015	$239,400
Purchase price adjustments	6	—	—	—	—	6
Foreign currency translation adjustments	—	(833)	(3)	—	(41)	(877)

Balance as of March 31, 2008	$150,451	$83,217	$687	$200	$3,974	$238,529

Intangible Assets with Definite Lives

The following is a summary of the Company’s intangible assets that are subject to amortization as of March 31, 2008:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
		(in thousands)

Customer and branding contracts/relationships	$163,095	$(53,848)	$109,247
Deferred financing costs	13,926	(4,636)	9,290
Exclusive license agreements	5,420	(1,950)	3,470
Non-compete agreements	101	(55)	46

Total	$182,542	$(60,489)	$122,053

The Company’s intangible assets with definite lives are being amortized over the assets’ estimated useful lives utilizing the straight-line method. Estimated useful lives range from three to twelve years for customer and branding contracts/relationships and from four to eight years for exclusive license agreements. The Company has also assumed an estimated life of four years for its non-compete agreements. Deferred financing costs are amortized through interest expense over the contractual term of the underlying borrowings utilizing the effective interest method. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a reduction in fair value or a revision of those estimated useful lives.

Amortization of customer and branding contracts/relationships, exclusive license agreements, and non-compete agreements totaled $4.5 million and $2.5 million for the three months ended March 31, 2008 and 2007, respectively. Included in the 2007 amount is approximately $0.1 million in additional amortization expense related to the impairment of an intangible asset associated with an acquired ATM portfolio within the Company’s U.S. reporting segment. This impairment was the result of the anticipated non-renewal of a contract included within a previously acquired portfolio. Amortization of deferred financing costs and bond discounts totaled approximately $0.5 million for the three months ended March 31, 2008 and $0.4 million for the three months ended March 31, 2007.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization expense for the Company’s intangible assets with definite lives for the remaining nine months of 2008, each of the next five years, and thereafter is as follows:

	Customer and Branding	Deferred	Exclusive License	Non-compete
	Contracts/Relationships	Financing Costs	Agreements	Agreements	Total
		(in thousands)

2008	$12,907	$1,154	$558	$19	$14,638
2009	16,785	1,639	741	25	19,190
2010	15,257	1,764	644	2	17,667
2011	13,585	1,903	531	—	16,019
2012	12,744	1,767	463	—	14,974
2013	10,723	1,063	335	—	12,121
Thereafter	27,246	—	198	—	27,444

Total	$109,247	$9,290	$3,470	$46	$122,053

(7)  Accrued Liabilities

Accrued liabilities consisted of the following as of March 31, 2008 and December 31, 2007:

	March 31,	December 31,
	2008	2007
	(in thousands)

Accrued merchant fees	$11,917	$11,486
Accrued merchant settlement	7,294	4,254
Accrued interest	3,827	11,257
Accrued armored fees	3,779	5,879
Accrued cash management fees	3,480	5,574
Accrued maintenance fees	2,794	6,970
Accrued purchases	2,016	6,098
Accrued ATM telecommunications costs	1,727	1,424
Accrued compensation	1,569	3,832
Accrued processing costs	1,119	1,477
Accrued property and sales taxes	1,038	446
Accrued interest rate swap payments	892	147
Other accrued expenses	8,529	11,680

Total	$49,981	$70,524

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)  Long-term Debt

The Company’s long-term debt consisted of the following as of March 31, 2008 and December 31, 2007:

	March 31,	December 31,
	2008	2007
	(in thousands)

Revolving credit facility	$39,500	$4,000
Senior subordinated notes due August 2013 (net of unamortized discounts of $3.8 million as of March 31, 2008 and $3.9 million as of December 31, 2007)	296,220	296,088
Other	8,450	8,527

Total	344,170	308,615
Less current portion	980	882

Total excluding current portion	$343,190	$307,733

Credit Facility

The Company’s revolving credit facility provides for $175.0 million in borrowings, subject to certain restrictions. Borrowings under the facility currently bear interest at the London Interbank Offered Rate (“LIBOR”) plus a spread, which is currently 2.25%. Additionally, the Company pays a commitment fee of 0.25% per annum on the unused portion of the revolving credit facility. Substantially all of the Company’s assets, including the stock of its wholly-owned domestic subsidiaries and 66.0% of the stock of its foreign subsidiaries, are pledged to secure borrowings made under the revolving credit facility. Furthermore, each of the Company’s domestic subsidiaries has guaranteed the Company’s obligations under such facility. The primary restrictive covenants within the facility include (i) limitations on the amount of senior debt that the Company can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, including dividends, and (iv) limitations on the amount of capital expenditures that the Company can incur on a rolling 12-month basis. During March 2008, the Company amended its revolving credit facility to increase the amount of capital expenditures that it can incur on a rolling 12-month basis to $90.0 million. There are currently no restrictions on the ability of the Company’s wholly-owned subsidiaries to declare and pay dividends directly to the Company. As of March 31, 2008, the Company was in compliance with all applicable covenants and ratios under the facility.

As of March 31, 2008, $39.5 million of borrowings were outstanding under the revolving credit facility. Additionally, the Company had posted $7.2 million in letters of credit under the facility in favor of the lessors under the ATM equipment leases that the Company assumed in connection with the 7-Eleven ATM Transaction. These letters of credit, which the lessors may draw upon in the event the Company fails to make payments under the leases, further reduce the Company’s borrowing capacity under the facility. As of March 31, 2008, the Company’s available borrowing capacity under the amended facility, as determined under the earnings before interest expense, income taxes, depreciation and accretion expense, and amortization expense (“EBITDA”) and interest expense covenants contained in the agreement, totaled approximately $128.3 million.

Senior Subordinated Notes

Series A Notes.  In October 2006, the Company completed the registration of $200.0 million in senior subordinated notes (the “Series A Notes”), which were originally issued in August 2005 pursuant to Rule 144A of the Securities Act of 1933, as amended. The Series A Notes, which are subordinate to borrowings made

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the revolving credit facility, mature in August 2013, carry a 9.25% coupon, and were issued with an effective yield of 9.375%. Interest under the notes is paid semiannually in arrears on February 15th and August 15th of each year. The notes, which are guaranteed by the Company’s domestic subsidiaries, contain certain covenants that, among other things, limit the Company’s ability to incur additional indebtedness and make certain types of restricted payments, including dividends. Under the terms of the indenture, at any time prior to August 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Series A Notes at a redemption price of 109.250% of the principal amount thereof, plus any accrued and unpaid interest, subject to certain conditions outlined in the indenture. Additionally, at any time prior to August 15, 2009, the Company may redeem all or part of the Series A Notes at a redemption price equal to the sum of 100% of the principal amount plus an “Applicable Premium”, as defined in the indenture, plus any accrued and unpaid interest. On or after August 15, 2009, the Company may redeem all or a part of the Series A Notes at the redemption prices set forth by the indenture plus any accrued and unpaid interest.

Series B Notes.  On July 20, 2007, the Company sold $100.0 million of 9.25% senior subordinated notes due 2013 — Series B (the “Series B Notes”) pursuant to Rule 144A of the Securities Act of 1933. Net proceeds from the offering, which totaled $95.3 million, were used to fund a portion of the 7-Eleven ATM Transaction and to pay fees and expenses related to the acquisition. The form and terms of the Series B Notes are substantially the same as the form and terms of the Series A Notes, except that (i) the Series A Notes have been registered with the SEC while the Series B Notes remain subject to transfer restrictions until the Company completes an exchange offer, and (ii) the Series B Notes were issued with Original Issue Discount and with an effective yield of 9.54%. Pursuant to the terms of the registration rights agreement entered into in conjunction with the offering, the Company was required to file a registration statement with the SEC within 240 days of the issuance of the Series B Notes with respect to an offer to exchange each of the Series B Notes for a new issue of our debt securities registered under the Securities Act with terms identical to those of the Series B Notes (except for the provisions relating to the transfer restrictions and payment of additional interest) and use reasonable best efforts to have the exchange offer become effective as soon as reasonably practicable after filing but in any event no later than 360 days after the initial issuance date of the Series B Notes. The Company completed the first step of the registration process in February 2008 with the filing of a registration statement on Form S-4 with the SEC. However, if the Company fails to satisfy these obligations, it will be required, under certain circumstances, to pay additional interest to the holders of the Series B Notes.

As of March 31, 2008, the Company was in compliance with all applicable covenants required under the Series A and Series B Notes.

Other Facilities

Bank Machine overdraft facility.  In addition to Cardtronics, Inc.’s revolving credit facility, Bank Machine (Acquisitions) Ltd. (“Bank Machine”) has a £2.0 million unsecured overdraft facility that expires in July 2008. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 5.00%), is utilized for general corporate purposes for the Company’s United Kingdom operations. As of March 31, 2008, approximately £1.0 million ($2.0 million) of this facility had been utilized to help fund certain working capital commitments. Amounts outstanding under the overdraft facility are reflected in accounts payable in our consolidated balance sheet, as such amounts are automatically repaid once cash deposits are made to the underlying bank accounts.

Cardtronics Mexico equipment financing agreements.  During 2006 and 2007, Cardtronics Mexico entered into six separate five-year equipment financing agreements with a single lender. Such agreements, which are denominated in pesos and bear interest at an average fixed rate of 10.96%, were utilized for the purchase of additional ATMs to support our Mexico operations. As of March 31, 2008, approximately $90.4 million pesos ($8.5 million U.S.) were outstanding under the agreements in place at the time, with future borrowings to be individually negotiated between the lender and Cardtronics. Pursuant to the terms of the loan agreement, we have issued a guaranty for 51.0% of the obligations under this agreement (consistent with the

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s ownership percentage in Cardtronics Mexico.) As of March 31, 2008, the total amount of the guaranty was $46.1 million pesos ($4.3 million U.S.).

(9)  Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Asset Retirement Obligations. Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstallation and restoration work. In accordance with SFAS No. 143, for each group of ATMs, the Company has recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over the estimated useful lives of the underlying ATMs, and the related liabilities are being accreted to their full value over the same period of time.

The following table is a summary of the changes in Company’s asset retirement obligation liability for the three months ended March 31, 2008 (in thousands):

Asset retirement obligation as of January 1, 2008	$17,448
Additional obligations	1,778
Accretion expense	395
Payments	(946)
Change in estimates	(265)
Foreign currency translation adjustments	(36)

Asset retirement obligation as of March 31, 2008	$18,374

The change in estimates during the three months ended March 31, 2008 represents the write-off of residual liability amounts associated with a portfolio of ATMs previously installed at one of the Company’s merchant customers’ locations. As the entire portfolio of machines was deinstalled in conjunction with the Company’s Triple-DES security upgrade efforts in 2007 and 2008, the Company no longer has any further deinstallation obligations associated with the previously-installed ATMs. The amount shown as a change in estimates represents the difference in the costs that the Company originally estimated it would incur to deinstall the ATMs and the actual costs incurred on the deinstallations.

(10)  Other Long-term Liabilities

Other long-term liabilities consisted of the following as of March 31, 2008 and December 31, 2007:

	March 31,	December 31,
	2008	2007
	(in thousands)

Interest rate swaps	$15,522	$9,155
Obligations associated with acquired unfavorable contracts	5,681	7,626
Deferred revenue	3,156	3,380
Other long-term liabilities	3,054	3,231

Total	$27,413	$23,392

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)  Commitments and Contingencies

Legal and Other Regulatory Matters

In 2006, Duane Reade, Inc. (“Customer”), one of the Company’s merchant customers, filed a complaint in the New York State Supreme Court alleging that Cardtronics had breached its ATM operating agreement with the Customer by failing to pay the Customer the proper amount of fees under the agreement. The Customer is claiming that it is owed no less than $600,000 in lost revenues, exclusive of interest and costs, and projects that additional damages will accrue to them at a rate of approximately $100,000 per month, exclusive of interest and costs. As the term of the Company’s operating agreement with the Customer extends to December 2014, the Customer’s claims could exceed $12.0 million. In response to a motion for summary judgment filed by the Customer and a cross-motion filed by the Company, the New York State Supreme Court ruled in September 2007 that the Company’s interpretation of the ATM operating agreement was the appropriate interpretation and expressly rejected the Customer’s proposed interpretations. The Customer has appealed this ruling. Notwithstanding that appeal, the Company believes that the ultimate resolution of this dispute will not have a material adverse impact on its financial condition or results of operations.

The Company is also subject to various legal proceedings and claims arising in the ordinary course of its business. The Company has provided reserves where necessary for all claims and the Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition or results of operations.

Capital and Operating Leases

Capital Lease Obligations.  As a result of the 7-Eleven ATM Transaction, the Company assumed responsibility for certain capital lease contracts that will expire at various times through June 2010. Upon the fulfillment of certain payment obligations related to the capital leases, ownership of the ATMs transfers to the Company. As of March 31, 2008, approximately $1.7 million of capital lease obligations were included within the Company’s consolidated balance sheet.

Operating Lease Obligations.  In addition to the capital leases assumed in conjunction the 7-Eleven ATM Transaction, the Company also assumed certain operating leases in connection with the acquisition. In conjunction with its purchase price allocation related to the 7-Eleven ATM Transaction, the Company recorded approximately $8.7 million of other liabilities (current and long-term) to value certain unfavorable equipment operating leases assumed as part of the acquisition. These liabilities are being amortized over the remaining terms of the underlying leases, the majority of which expire in late 2009, and serve to reduce ATM operating lease expense amounts to the fair value of these services as of the date of the acquisition. During the three months ended March 31, 2008, the Company recognized approximately $0.9 million in lease expense reductions associated with the amortization of these liabilities, and the remaining balance as of March 31, 2008 was $6.1 million. Upon the expiration of the operating leases, the Company will be required to renew such lease contracts, enter into new lease contracts, or purchase new or used ATMs to replace the leased equipment.

Related Letters of Credit.  Additionally, in conjunction with the 7-Eleven ATM Transaction, the Company posted $7.5 million in letters of credit related to these operating and capital leases upon which the lessors can draw in the event the Company fails to make schedules payments under the leases. These letters of credit, which are reduced periodically as payments are made under the leases, will be released upon the expiration of the leases. As of March 31, 2008, the total outstanding balance under these letters of credit was $7.2 million.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Commitments

Asset retirement obligations.  The Company’s asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstallation and restoration work. The Company had $18.4 million accrued for such liabilities as of March 31, 2008. For additional information on the Company’s asset retirement obligations, see Note 9.

Registration payment arrangements.  In conjunction with the issuance of its Series B Notes, the Company entered into a registration rights agreement under which it is required to take certain steps to exchange the Series B Notes for notes registered with the SEC within 360 days following the original issuance date (July 19, 2007). In the event it is unable to meet the deadlines set forth in the agreement, the Company will be subject to higher interest rates on the Series B Notes in subsequent periods until the exchange offer is completed. Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) No. 00-19-2, Accounting for Registration Payment Arrangements, requires that contingent obligations under registration payment arrangements be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. The Company completed the first step of the registration process in February 2008 with the filing of a registration statement on Form S-4 with the SEC, and the Company currently believes it is not probable that incremental interest payments will be made as a result of the provisions of the registration rights agreement. As a result, the Company has not recognized a liability as of March 31, 2008 related to the registration rights agreement. In the event it becomes probable that the Company will be unable to affect the exchange offer in a timely manner, the Company will reevaluate the need to record a liability at that time.

(12)  Derivative Financial Instruments

As a result of its variable-rate debt and ATM cash management activities, the Company is exposed to changes in interest rates (LIBOR and the federal funds effective rate in the United States, LIBOR in the United Kingdom, and the Mexican Interbank Rate in Mexico). It is the Company’s policy to limit the variability of a portion of its expected future interest payments as a result of changes in the underlying rates by utilizing certain types of derivative financial instruments.

To meet the above objective, the Company has entered into several LIBOR-based and federal funds effective rate-based interest rate swaps to fix the interest rate paid on $550.0 million of the Company’s current and anticipated outstanding ATM cash balances in the United States. The swaps in place as of March 31, 2008 serve to fix the interest rate paid on the following notional amounts for the periods identified:

Notional Amount	Weighted Average Fixed Rate	Period
(in thousands)

$550,000	4.61%	April 1, 2008 — December 31, 2008
$550,000	4.30%	January 1, 2009 — December 31, 2009
$550,000	4.11%	January 1, 2010 — December 31, 2010
$400,000	3.72%	January 1, 2011 — December 31, 2011
$200,000	3.96%	January 1, 2012 — December 31, 2012

As of March 31, 2008 and December 31, 2007, the Company had a liability of $27.1 million and $13.6 million, respectively, recorded in its consolidated balance sheets related to the above interest rate swaps, which represented the fair value of such agreements based on third-party quotes for similar instruments with the same terms and conditions, as such instruments are required to be carried at fair value. These swaps have been classified as cash flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, changes in the fair values of such swaps have been reported in

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated other comprehensive loss in the accompanying consolidated balance sheets. As a result of the Company’s overall net loss position for tax purposes, the Company has not recorded deferred tax benefits on the loss amounts related to these interest rate swaps as of March 31, 2008 or December 31, 2007, as management does not currently believe that the Company will be able to realize the benefits associated with its net deferred tax asset positions.

Net amounts paid or received under such swaps are recorded as adjustments to the Company’s “Cost of ATM operating revenues” in the accompanying consolidated statements of operations. During the three months ended March 31, 2008, gains or losses incurred as a result of ineffectiveness associated with the Company’s interest rate swaps were immaterial.

As of March 31, 2008, the Company has not entered into any derivative financial instruments to hedge its variable interest rate exposure in the United Kingdom or Mexico.

(13)  Income Taxes

Income tax expense (benefit) based on the Company’s loss before income taxes for the three month periods ended March 31, 2008 and 2007 was as follows:

	2008	2007
	(in thousands)

Income tax expense (benefit)	$565	$(973)
Effective tax rate	(14.0)%	22.3%

The Company computes its quarterly income tax provision amounts under the effective tax rate method based on applying an anticipated annual effective tax rate in each major tax jurisdiction to the pre-tax book income or loss amounts generated in such jurisdictions. During the three months ended March 31, 2008, the Company increased its valuation allowance by approximately $1.2 million. Such increase was due to the Company’s determination that it is more likely than not that it will not be able to realize the benefit associated with the net deferred tax asset balance related to its domestic operations. The negative effective tax rate during the three months ended March 31, 2008 was due to the aforementioned domestic valuation allowance, the relative mix of pre-tax loss amounts in the Company’s foreign and domestic jurisdictions, and the fact that the Company is not currently recognizing any tax benefits associated with its Mexico operations. Furthermore, the Company was in a taxable income position with respect to its domestic state income taxes but in a taxable loss position with respect to its domestic federal income taxes, which also contributed to the overall negative effective tax rate.

(14)	Segment Information

As of March 31, 2008, the Company’s operations consisted of its United States, United Kingdom, Mexico, and Advanced Functionality segments. While each of these segments provides similar ATM-related services, each segment is managed separately, as they require different marketing and business strategies. Furthermore, the Company previously determined that the advanced functionality services provided through the acquired Vcom terminals exhibited different economic characteristics than the traditional ATM services provided by its other three segments, in large part due to the anticipated losses associated with providing such advanced-functionality services and the fact that these operations will be managed separately until they can achieve break-even status.

Management uses earnings before interest expense, income taxes, depreciation and accretion expense, and amortization expense to assess the operating results and effectiveness of its business segments. Management believes EBITDA is useful because it allows them to more effectively evaluate the Company’s and its business segments’ operating performance and compare the results of its operations from period to period without

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

regard to its financing methods or capital structure. Additionally, the Company excludes depreciation, accretion, and amortization expense as these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. EBITDA, as defined by the Company, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Therefore, EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing, and financing activities or other income or cash flow statement data prepared in accordance with GAAP. Below is a reconciliation of EBITDA to net loss for the three month periods ended March 31, 2008 and 2007:

	2008	2007
	(in thousands)

EBITDA	$17,698	$10,772
Depreciation and accretion expense	9,082	6,398
Amortization expense	4,503	2,486
Interest expense, net, including amortization of deferred financing costs and bond discounts	8,140	6,248
Income tax expense (benefit)	565	(973)

Net loss	$(4,592)	$(3,387)

The following tables reflect certain financial information for each of the Company’s reporting segments for the three month periods ended March 31, 2008 and 2007 and as of March 31, 2008 and December 31, 2007. All intercompany transactions between the Company’s reporting segments have been eliminated.

	For the Three Months Ended March 31, 2008
		United		Advanced
	United States	Kingdom	Mexico	Functionality	Eliminations	Total
	(in thousands)

Revenue from external customers	$99,118	$17,640	$2,582	$1,235	$—	$120,575
Intersegment revenues	195	—	—	—	(195)	—
Cost of revenues	74,417	14,392	2,187	2,464	(195)	93,265
Selling, general, and administrative expenses	7,236	928	298	89	—	8,551
EBITDA	$16,945	$1,944	$127	$(1,318)	$—	$17,698
Depreciation and accretion expense	$6,113	$2,682	$309	$—	$(22)	$9,082
Amortization expense	3,953	538	12	—	—	4,503
Interest expense, net	6,503	1,456	181	—	—	8,140
Capital expenditures, excluding acquisitions(1)(2)	$15,642	$10,187	$67	$201	$—	$26,097

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Three Months Ended March 31, 2007
		United		Advanced
	United States	Kingdom	Mexico	Functionality	Eliminations	Total
	(in thousands)

Revenue from external customers	$60,955	$12,960	$603	$—	$—	$74,518
Intersegment revenue	93	—	—	—	(93)	—
Cost of revenues	47,984	9,070	540	—	(61)	57,533
Selling, general, and administrative expenses	5,147	987	310	—	—	6,444
EBITDA	$8,236	$2,827	$(259)	$—	$(32)	$10,772
Depreciation and accretion expense	$5,042	$1,358	$25	$—	$(27)	$6,398
Amortization expense	2,067	407	12	—	—	2,486
Interest expense, net	5,233	991	24	—	—	6,248
Capital expenditures, excluding acquisitions(1)(2)	$8,191	$5,674	$34	$—	$—	$13,899
Additions to equipment to be leased to customers	—	—	203	—	—	203

(1)	Capital expenditure amounts include payments made for exclusive license agreements and site acquisition costs.

(2)	Capital expenditure amounts for Mexico are reflected gross of any minority interest amounts.

Identifiable Assets:

	March 31, 2008	December 31, 2007
	(in thousands)

United States	$412,327	$409,120
United Kingdom	167,250	163,464
Mexico	13,915	12,337
Advanced Functionality	8,028	6,364

Total	$601,520	$591,285

(15)	New Accounting Pronouncements

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance on measuring the fair value of assets and liabilities in the financial statements. In summary, SFAS No. 157 does the following:

1.	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

2.	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Company’s creditworthiness when valuing liabilities; and

4.	Expands disclosures about instruments measured at fair value.

In addition, SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. “Level 1” inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. “Level 2” inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. “Level 3” inputs are unobservable inputs based on assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Subsequent to the issuance of SFAS No. 157, the FASB issued FSP No. 157-1 and FSP No. 157-2. FSP No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP No. 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The Company adopted SFAS No. 157 as of January 1, 2008, with the exception of the application of the statement to nonrecurring non-financial assets and non-financial liabilities. Nonrecurring non-financial assets and non-financial liabilities for which the Company has not applied the provisions of SFAS No. 157 include those measured at fair value for impairment testing, including goodwill, other intangible assets, and property and equipment. As a result of the adoption of SFAS No. 157, the Company recorded a $1.6 million reduction of the unrealized loss associated with its interest rate swaps, which served to decrease the Company’s liability associated with the interest rate swaps and reduce its other comprehensive loss. Such adjustment reflects the consideration of nonperformance risk by the Company for interest rate swaps that were in a net liability position as of March 31, 2008, and the nonperformance risk of the Company’s counterparties for interest rate swaps that were in a net asset position as of March 31, 2008, as measured by the use of applicable credit default spreads.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2008:

	Fair Value Measurements
	Total Carrying
	Value as of
	March 31, 2008	Level 1	Level 2	Level 3

Interest rate swaps	$27,109	$—	$27,109	$—

The following is a description of the Company’s valuation methodology for assets and liabilities measured at fair value:

Cash and cash equivalents, accounts and notes receivable, net of the allowance for doubtful accounts, other current assets, accounts payable, accrued expenses, and other current liabilities.  These financial instruments are not carried at fair value, but are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

Interest rate swaps.  These financial instruments are carried at fair value, calculated as the present value of amounts estimated to be received or paid to a marketplace participant in a selling transaction. These derivatives are valued using pricing models based on significant other observable inputs (Level 2 inputs), while taking into account the creditworthiness of the party that is in the liability position with respect to each trade.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Fair Value Option.  In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies the option to measure certain financial instruments and other items at fair value. The Company has elected not to adopt the fair value option provisions of this statement.

Issued But Not Yet Adopted

As of March 31, 2008, the following accounting standards and interpretations had not yet been adopted by the Company:

Business Combinations.  In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which provides revised guidance on the accounting for acquisitions of businesses. This standard changes the current guidance to require that all acquired assets, liabilities, minority interest, and certain contingencies, including contingent consideration, be measured at fair value, and certain other acquisition-related costs, including costs of a plan to exit an activity or terminate and relocate employees, be expensed rather than capitalized. SFAS No. 141R will apply to acquisitions that are effective after December 31, 2008, and application of the standard to acquisitions prior to that date is not permitted. The Company will adopt the provisions of SFAS No. 141R on January 1, 2009 and apply the requirements of the statement to business combinations that occur subsequent to its adoption.

Noncontrolling Interests.  In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which provides guidance on the presentation of minority interest in the financial statements and the accounting for and reporting of transactions between the reporting entity and the holders of such noncontrolling interest. This standard requires that minority interest be presented as a separate component of equity rather than as a “mezzanine” item between liabilities and equity and requires that minority interest be presented as a separate caption in the income statement. In addition, this standard requires all transactions with minority interest holders, including the issuance and repurchase of minority interests, be accounted for as equity transactions unless a change in control of the subsidiary occurs. The provisions of SFAS No. 160 are to be applied prospectively with the exception of reclassifying noncontrolling interests to equity and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests, which are required to be adopted retrospectively. The Company will adopt the provisions of SFAS No. 160 on January 1, 2009 and is currently assessing the impact its adoption will have on the Company’s financial position and results of operations.

Disclosures about Derivatives and Hedging Activities.  In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivatives and Hedging Activities — an amendment of SFAS No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. This standard requires a company to provide enhanced disclosures about (a) how and why the company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133, and (c) how derivative instruments and related hedged items affect the company’s financial position, financial performance, and cash flows. The Company will adopt the provisions of SFAS No. 161 on January 1, 2009 and apply the disclosure requirements to disclosures made subsequent to its adoption.

Useful Life of Intangible Assets.  In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R (discussed above) and other applicable accounting literature. The Company will adopt the provision of FSP FAS 142-3 on January 1, 2009 and is currently assessing its impact the adoption will have on the Company’s financial position and results of operations.

(16)	Supplemental Guarantor Financial Information

The Company’s Series A and Series B Notes are guaranteed on a full and unconditional basis by the Company’s domestic subsidiaries. The following information sets forth the condensed consolidating statements of operations and cash flows for the three month periods ended March 31, 2008 and 2007 and the condensed consolidating balance sheets as of March 31, 2008 and December 31, 2007 of (i) Cardtronics, Inc., the parent company and issuer of the senior subordinated notes (“Parent”); (ii) the Company’s domestic subsidiaries on a combined basis (collectively, the “Guarantors”); and (iii) the Company’s international subsidiaries on a combined basis (collectively, the “Non-Guarantors”):

Condensed Consolidating Statements of Operations

	Three Months Ended March 31, 2008
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Revenues	$—	$100,353	$20,222	$—	$120,575
Operating costs and expenses	17	94,060	21,346	(22)	115,401

Operating income (loss)	(17)	6,293	(1,124)	22	5,174
Interest expense, net, including amortization of deferred financing costs and bond discounts	49	6,454	1,637	—	8,140
Equity in (earnings) losses of subsidiaries	3,422	—	—	(3,422)	—
Other (income) expense, net	(56)	771	346	—	1,061

(Loss) income before income taxes	(3,432)	(932)	(3,107)	3,444	(4,027)
Income tax expense (benefit)	1,182	136	(753)	—	565

Net (loss) income available to common stockholders	$(4,614)	$(1,068)	$(2,354)	$3,444	$(4,592)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31, 2007
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Revenues	$—	$61,048	$13,563	$(93)	$74,518
Operating costs and expenses	307	59,933	12,709	(88)	72,861

Operating income (loss)	(307)	1,115	854	(5)	1,657
Interest expense, net, including amortization of deferred financing costs and bond discounts	2,201	3,032	1,015	—	6,248
Equity in (earnings) losses of subsidiaries	2,034	—	—	(2,034)	—
Other (income) expense, net	(112)	(207)	88	—	(231)

(Loss) income before income taxes	(4,430)	(1,710)	(249)	2,029	(4,360)
Income tax expense (benefit)	(1,048)	53	22	—	(973)

Net (loss) income	(3,382)	(1,763)	(271)	2,029	(3,387)
Preferred stock accretion expense	67	—	—	—	67

Net (loss) income available to common stockholders	$(3,449)	$(1,763)	$(271)	$2,029	$(3,454)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

	As of March 31, 2008
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Assets:
Cash and cash equivalents	$166	$6,877	$1,865	$—	$8,908
Receivables, net	(204)	23,018	3,691	(181)	26,324
Other current assets	1,442	15,161	11,258	(1,037)	26,824

Total current assets	1,404	45,056	16,814	(1,218)	62,056
Property and equipment, net	—	104,947	69,468	(190)	174,225
Intangible assets, net	8,498	102,858	14,871	—	126,227
Goodwill	—	150,451	83,904	—	234,355
Investments in and advances to subsidiaries	32,877	—	—	(32,877)	—
Intercompany receivable	(2,098)	7,540	(5,442)	—	—
Prepaid expenses and other assets	395,531	3,107	1,550	(395,531)	4,657

Total assets	$436,212	$413,959	$181,165	$(429,816)	$601,520

Liabilities and Stockholders’ Equity:
Current portion of long-term debt	$—	$—	$980	$—	$980
Current portion of capital lease obligations	—	922	—	—	922
Current portion of other long-term liabilities	—	23,004	169	—	23,173
Accounts payable and accrued liabilities	4,149	59,581	24,507	(1,212)	87,025

Total current liabilities	4,149	83,507	25,656	(1,212)	112,100
Long-term debt, net of current portion	335,720	282,708	120,293	(395,531)	343,190
Capital lease obligations, net of current portion	—	785	—	—	785
Deferred tax liability	8,569	981	2,334	—	11,884
Asset retirement obligations	—	12,750	5,624	—	18,374
Other non-current liabilities	—	26,920	493	—	27,413

Total liabilities	348,438	407,651	154,400	(396,743)	513,746
Stockholders’ equity	87,774	6,308	26,765	(33,073)	87,774

Total liabilities and stockholders’ equity	$436,212	$413,959	$181,165	$(429,816)	$601,520

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2007
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Assets:
Cash and cash equivalents	$76	$11,576	$1,787	$—	$13,439
Receivables, net	(292)	20,894	2,713	(67)	23,248
Other current assets	1,031	8,781	10,876	(590)	20,098

Total current assets	815	41,251	15,376	(657)	56,785
Property and equipment, net	—	99,764	64,360	(212)	163,912
Intangible assets, net	8,768	106,808	15,325	—	130,901
Goodwill	—	150,445	84,740	—	235,185
Investments in and advances to subsidiaries	50,249	—	—	(50,249)	—
Intercompany receivable	(863)	6,395	(5,532)	—	—
Prepaid expenses and other assets	368,424	2,970	1,532	(368,424)	4,502

Total assets	$427,393	$407,633	$175,801	$(419,542)	$591,285

Liabilities and Stockholders’ Equity:
Current portion of long-term debt	$—	$—	$882	$—	$882
Current portion of capital lease obligations	—	1,147	—	—	1,147
Current portion of other long-term liabilities	—	16,032	169	—	16,201
Accounts payable and accrued liabilities	12,808	66,726	26,027	(652)	104,909

Total current liabilities	12,808	83,905	27,078	(652)	123,139
Long-term debt, net of current portion	300,088	265,725	110,343	(368,423)	307,733
Capital lease obligations, net of current portion	—	982	—	—	982
Deferred tax liability	7,386	980	3,114	—	11,480
Asset retirement obligations	—	12,332	5,116	—	17,448
Other non-current liabilities	—	22,868	524	—	23,392

Total liabilities	320,282	386,792	146,175	(369,075)	484,174
Stockholders’ equity	107,111	20,841	29,626	(50,467)	107,111

Total liabilities and stockholders’ equity	$427,393	$407,633	$175,801	$(419,542)	$591,285

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

	Three Months Ended March 31, 2008
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Net cash provided by (used in) operating activities	$(7,307)	$(5,417)	$2,399	$—	$(10,325)

Additions to property and equipment	—	(15,792)	(10,007)	—	(25,799)
Payments for exclusive license agreements and site acquisition costs	—	(51)	(247)	—	(298)
Principal payments received under direct financing leases	—	—	13	—	13

Net cash used in investing activities	—	(15,843)	(10,241)	—	(26,084)

Proceeds from issuance of long-term debt	50,000	22,640	9,836	(32,640)	49,836
Repayments of long-term debt	(14,500)	(6,079)	(73)	5,657	(14,995)
Issuance of long-term notes receivable	(32,640)	—	—	32,640	—
Payments received on long-term notes receivable	5,657	—	—	(5,657)	—
Repayments of borrowings under bank overdraft facility, net	—	—	(1,866)	—	(1,866)
Proceeds from exercises of stock options	123	—	—	—	123
Other financing activities	(1,243)	—	—	—	(1,243)

Net cash provided by financing activities	7,397	16,561	7,897	—	31,855

Effect of exchange rate changes on cash	—	—	23	—	23

Net increase (decrease) in cash and cash equivalents	90	(4,699)	78	—	(4,531)
Cash and cash equivalents at beginning of period	76	11,576	1,787	—	13,439

Cash and cash equivalents at end of period	$166	$6,877	$1,865	$—	$8,908

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31, 2007
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Net cash provided by (used in) operating activities	$(7,588)	$6,786	$3,444	$—	$2,642

Additions to property and equipment, net of proceeds from sale of property and equipment	—	(7,988)	(5,341)	—	(13,329)
Payments for exclusive license agreements and site acquisition costs		(200)	(367)	—	(567)
Additions to equipment to be leased to customers, net of principal payments received under direct financing leases	—	—	(199)	—	(199)
Proceeds from sale of Winn-Dixie equity securities	—	3,950	—	—	3,950
Acquisitions, net of cash acquired	—	876	—	—	876

Net cash used in investing activities	—	(3,362)	(5,907)	—	(9,269)

Proceeds from issuance of long-term debt	20,500	5,000	5,397	(10,000)	20,897
Repayments of long-term debt	(12,000)	(9,000)	(17)	9,000	(12,017)
Issuance of long-term notes receivable	(10,000)	—	—	10,000	—
Payments received on long-term notes receivable	9,000	—	—	(9,000)	—
Repayments of borrowings under bank overdraft facility, net	—	—	(3,222)	—	(3,222)
Proceeds from exercises of stock options	46	—	—	—	46

Net cash provided by (used in) financing activities	7,546	(4,000)	2,158	—	5,704

Effect of exchange rate changes on cash	—	—	(13)	—	(13)

Net decrease in cash and cash equivalents	(42)	(576)	(318)	—	(936)
Cash and cash equivalents at beginning of period	97	1,818	803	—	2,718

Cash and cash equivalents at end of period	$55	$1,242	$485	$—	$1,782

CARDTRONICS, INC.

Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cardtronics, Inc.:

We have audited the accompanying consolidated balance sheets of Cardtronics, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss), and cash flows for the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardtronics, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, and effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment”.

/s/ KPMG LLP

Houston, Texas
March 28, 2008

CARDTRONICS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$13,439	$2,718
Accounts and notes receivable, net of allowance of $560 and $427 as of December 31, 2007 and 2006, respectively	23,248	14,891
Inventory	2,355	4,444
Restricted cash, short-term	5,900	883
Deferred tax asset, net	216	273
Prepaid expenses, deferred costs, and other current assets	11,627	15,178

Total current assets	56,785	38,387
Restricted cash	317	34
Property and equipment, net	163,912	86,668
Intangible assets, net	130,901	67,763
Goodwill	235,185	169,563
Prepaid expenses and other assets	4,185	5,341

Total assets	$591,285	$367,756

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt and notes payable	$882	$194
Current portion of capital lease obligations	1,147	—
Current portion of other long-term liabilities	16,201	2,501
Accounts payable	34,385	16,915
Accrued liabilities	70,524	34,341

Total current liabilities	123,139	53,951
Long-term liabilities:
Long-term debt, net of related discount	307,733	252,701
Capital lease obligations	982	—
Deferred tax liability, net	11,480	7,625
Asset retirement obligations	17,448	9,989
Other long-term liabilities and minority interest in subsidiary	23,392	4,064

Total liabilities	484,174	328,330
Series B redeemable preferred stock, $0.0001 par value; 10,000,000 shares authorized; 929,789 shares issued and outstanding as of December 31, 2006; liquidation value of $78,000 as of December 31, 2006	—	76,594
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 125,000,000 shares authorized; 43,571,956 and 19,032,715 shares issued as of December 31, 2007 and 2006; 38,566,207 and 13,995,673 shares outstanding at December 31, 2007 and 2006, respectively	4	—
Subscriptions receivable (at face value)	(229)	(324)
Additional paid-in capital	190,508	2,857
Accumulated other comprehensive income (loss), net	(4,518)	11,658
Accumulated deficit	(30,433)	(3,092)
Treasury stock; 5,005,749 and 5,037,042 shares at cost at December 31, 2007 and 2006, respectively	(48,221)	(48,267)

Total stockholders’ equity (deficit)	107,111	(37,168)

Total liabilities and stockholders’ equity (deficit)	$591,285	$367,756

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Years Ended December 31,
	2007	2006	2005

Revenues:
ATM operating revenues	$364,071	$280,985	$258,979
Vcom operating revenues	1,251	—	—
ATM product sales and other revenues	12,976	12,620	9,986

Total revenues	378,298	293,605	268,965
Cost of revenues:
Cost of ATM operating revenues (includes stock-based compensation of $87, $51, and $172 in 2007, 2006, and 2005, respectively. Excludes depreciation, accretion, and amortization shown separately below. See Note 1)	275,286	209,850	199,767
Cost of Vcom operating revenues	6,065	—	—
Cost of ATM product sales and other revenues	11,942	11,443	9,681

Total cost of revenues	293,293	221,293	209,448
Gross profit	85,005	72,312	59,517
Operating expenses:
Selling, general, and administrative expenses (includes stock-based compensation of $963, $828, and $2,201 in 2007, 2006, and 2005, respectively)	29,357	21,667	17,865
Depreciation and accretion expense	26,859	18,595	12,951
Amortization expense	18,870	11,983	8,980

Total operating expenses	75,086	52,245	39,796
Income from operations	9,919	20,067	19,721
Other (income) expense:
Interest expense, net	29,523	23,143	15,485
Amortization and write-off of financing costs and bond discounts	1,641	1,929	6,941
Minority interest in subsidiary	(376)	(225)	15
Other	1,585	(4,761)	968

Total other expense	32,373	20,086	23,409
Loss before income taxes	(22,454)	(19)	(3,688)
Income tax expense (benefit)	4,636	512	(1,270)

Net loss	(27,090)	(531)	(2,418)
Preferred stock conversion and accretion expense	36,272	265	1,395

Net loss available to common stockholders	$(63,362)	$(796)	$(3,813)

Net loss per common share:
Basic and diluted	$(4.11)	$(0.06)	$(0.27)

Weighted average shares outstanding:
Basic and diluted	15,423,744	13,904,505	14,040,353

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)

	Years Ended December 31,
	2007	2006	2005

Common Stock, par value $0.0001 per share:
Balance at beginning of year	$—	$—	$—
Capital stock issued in initial public offering	1	—	—
Capital stock issued in Series B preferred stock conversion	2	—	—
Stock split in conjunction with initial public offering	1	—	—

Balance at end of year	$4	$—	$—

Subscriptions Receivable:
Balance at beginning of year	$(324)	$(1,476)	$(1,862)
Settlement of subscriptions receivable through repurchases of capital stock	—	1,152	—
Repayment of subscriptions	95	—	386

Balance at end of year	$(229)	$(324)	$(1,476)

Additional Paid in Capital:
Balance at beginning of year	$2,857	$2,033	$—
Capital stock issued in initial public offering, net of offering costs	109,757	—	—
Capital stock issued in Series B preferred stock conversion	76,844	—	—
Other issuance of capital stock	—	(55)	1,590
Series B preferred stock conversion (see Note 14)	36,021	—	—
Series B preferred stock conversion charge (see Note 14)	(36,021)	—	—
Dividends on Series A preferred stock	—	—	(98)
Stock-based compensation charges	1,050	879	541

Balance at end of year	$190,508	$2,857	$2,033

Accumulated Other Comprehensive Income (Loss):
Balance at beginning of year	$11,658	$(346)	$886
Other comprehensive income (loss)	(16,176)	12,004	(1,232)

Balance at end of year	$(4,518)	$11,658	$(346)

Retained Earnings (Accumulated Deficit):
Balance at beginning of year	$(3,092)	$(2,252)	$1,495
Dividends on preferred stock	—	—	(1,063)
Preferred stock issuance cost accretion	(251)	(265)	(234)
Distributions	—	(44)	(32)
Net loss	(27,090)	(531)	(2,418)

Balance at end of year	$(30,433)	$(3,092)	$(2,252)

Treasury Stock:
Balance at beginning of year	$(48,267)	$(47,043)	$(859)
Issuance of capital stock	46	55	269
Purchase of treasury stock	—	(1,279)	(46,453)

Balance at end of year	$(48,221)	$(48,267)	$(47,043)

Total stockholders’ equity (deficit)	$107,111	$(37,168)	$(49,084)

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,
	2007	2006	2005

Net loss	$(27,090)	$(531)	$(2,418)

Foreign currency translation adjustments	2,415	12,202	(5,491)
Unrealized (losses) gains on interest rate cash flow hedges, net of taxes of $0 in 2007, $258 in 2006, and $(2,469) in 2005	(18,093)	(696)	4,259
Unrealized (realized) gains on available-for-sale securities, net of taxes of $293 in 2007 and $(293) in 2006	(498)	498	—

Other comprehensive income (loss)	(16,176)	12,004	(1,232)

Total comprehensive income (loss)	$(43,266)	$11,473	$(3,650)

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net loss	$(27,090)	$(531)	$(2,418)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion, and amortization expense	45,729	30,578	21,931
Amortization and write-off of financing costs and bond discount	1,641	1,929	6,941
Stock-based compensation expense	1,050	879	541
Deferred income taxes	4,525	454	(1,270)
Non-cash receipt of Winn-Dixie equity securities	—	(3,394)	—
Gain on sale of Winn-Dixie equity securities	(569)	—	—
Minority interest	(376)	(225)	15
Loss on disposal of assets	2,235	1,603	1,036
Other reserves and non-cash items	1,217	1,219	363
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable, net	(905)	(4,105)	2,176
(Increase) decrease in prepaid, deferred costs, and other current assets	630	(3,783)	378
(Increase) decrease in inventory	3,412	(694)	1,060
Decrease in notes receivable, net	20	155	439
Increase in other assets	(19,787)	(1,718)	(600)
Increase (decrease) in accounts payable	15,995	5,436	(1,085)
Increase in accrued liabilities	22,726	813	7,190
(Decrease) increase in other liabilities	5,009	(3,170)	(3,470)

Net cash provided by operating activities	55,462	25,446	33,227
Cash flows from investing activities:
Additions to property and equipment	(68,320)	(32,537)	(27,261)
Proceeds from sale of property and equipment	3	130	78
Payments for exclusive license agreements and site acquisition costs	(2,993)	(3,357)	(4,665)
Additions to equipment to be leased to customers	(548)	(197)	—
Principal payments received under direct financing leases	34	—	—
Acquisitions, net of cash acquired	(135,009)	(12)	(108,112)
Proceeds from sale of Winn-Dixie equity securities	3,950	—	—

Net cash used in investing activities	(202,883)	(35,973)	(139,960)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	187,744	45,661	478,009
Repayments of long-term debt and capital leases	(140,765)	(37,503)	(362,141)
Proceeds from borrowing under bank overdraft facility, net	642	3,818	—
Redemption of Series A preferred stock	—	—	(24,795)
Issuance of capital stock	111,363	—	89
Purchase of treasury stock	—	(50)	(46,453)
Issuance of Series B preferred stock	—	—	73,297
Minority interest shareholder capital contributions	547	—	—
Repayment of subscriptions receivable	95	—	386
Distributions	—	(18)	(51)
Equity offering costs	(618)	—	—
Debt issuance costs	(853)	(716)	(11,127)

Net cash provided by financing activities	158,155	11,192	107,214

Effect of exchange rate changes on cash	(13)	354	(194)

Net increase in cash and cash equivalents	10,721	1,019	287
Cash and cash equivalents at beginning of period	2,718	1,699	1,412

Cash and cash equivalents at end of period	$13,439	$2,718	$1,699

Supplemental disclosure of cash flow information:
Cash paid for interest, including interest on capital leases	$26,521	$22,939	$8,359
Cash paid for income taxes	$27	$67	$92
Fixed assets financed by direct debt	$5,683	$—	$—

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Business and Summary of Significant Accounting Policies

(a)	Description of Business

Cardtronics, Inc., along with its wholly- and majority-owned subsidiaries (collectively, the “Company” or “Cardtronics”) owns and operates over 28,800 automated teller machines (“ATM”) in all 50 states, approximately 2,200 ATMs located throughout the United Kingdom, and approximately 1,300 ATMs located throughout Mexico. The Company provides ATM management and equipment-related services (typically under multi-year contracts) to large, nationally-known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. Additionally, the Company operates the largest surcharge-free network of ATMs within the United States (based on the number of participating ATMs) and works with financial institutions to place their logos on the Company’s ATM machines, thus providing convenient surcharge-free access to their customers.

Since May 2001, the Company has acquired 14 networks of ATMs and one operator of a surcharge-free ATM network. Most recently, in July 2007, the Company acquired the financial services business of 7-Eleven, Inc. (the “7-Eleven Financial Services Business”), which added over 3,500 ATMs and over 2,000 advanced-functionality kiosks referred to as “Vcom” terminals to the Company’s portfolio. Through its acquisitions, the Company increased the number of ATMs it operates from approximately 4,100 in May 2001 to over 32,300 as of December 31, 2007.

(b)	Basis of Presentation and Consolidation

The consolidated financial statements presented include the accounts of Cardtronics, Inc. and its wholly- and majority-owned and controlled subsidiaries. Because the Company owns a majority (51.0%) interest in and absorbs a majority of the losses or returns of Cardtronics Mexico, this entity is reflected as a consolidated subsidiary in the accompanying consolidated financial statements, with the remaining ownership interest not held by the Company being reflected as a minority interest. Additionally, the accompanying consolidated financial statements include the accounts of ATM Ventures LLC, a limited liability company that the Company controlled through a 50.0% ownership interest in such entity, until its dissolution in 2006. For 2005, the remaining 50.0% ownership interest of ATM Ventures has been reflected as a minority interest. All material intercompany accounts and transactions have been eliminated in consolidation.

Additionally, our financial statements for prior periods include certain reclassifications that were made to conform to the current period presentation. Those reclassifications did not impact our reported net (loss) income or stockholders’ equity (deficit).

In addition, the Company presents “Cost of ATM operating revenues” and “Gross profit” within its consolidated financial statements exclusive of depreciation, accretion, and amortization expenses. The following table sets forth the amounts excluded from cost of ATM operating revenues and gross profit during the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)

Depreciation and accretion expenses related to ATMs and ATM-related assets	$24,277	$17,190	$11,639
Amortization expense	18,870	11,983	8,980

Total depreciation, accretion, and amortization expenses excluded from cost of ATM operating revenues and gross profit	$43,147	$29,173	$20,619

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of intangibles, goodwill, asset retirement obligations, and valuation allowances for receivables, inventories, and deferred income tax assets. Actual results can, and often do, differ from those assumed in the Company’s estimates.

(d)	Cash and Cash Equivalents

For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash in bank and short-term deposit sweep accounts.

We maintain cash on deposit with banks that is pledged for a particular use or restricted to support a potential liability. We classify these balances as restricted cash in current or non-current assets on our consolidated balance sheet based on when we expect this cash to be used. As of December 31, 2007 and 2006, we had $5.9 million and $0.9 million, respectively, of restricted cash in current assets and $317,000 and $34,000, respectively, in other non-current assets. Current restricted cash as of December 31, 2007 and 2006 was comprised of approximately $5.7 million and $0.7 million, respectively, in amounts collected on behalf of, but not yet remitted to, certain of the Company’s merchant customers, and $0.2 million and $0.2 million, respectively, in guarantees related to certain notes issued in connection with the Bank Machine acquisition (see Note 2). Non-current restricted cash represents a certificate of deposit held at one of the banks utilized to provide cash for the Company’s ATMs and funds held at one of the banks utilized by the Company in its provision of advanced-functionality services through its Vcom terminals.

(e)	ATM Cash Management Program

The Company relies on agreements with Bank of America, N.A. (“Bank of America”), Palm Desert National Bank (“PDNB”), and Wells Fargo, National Association (“Wells Fargo”) to provide the cash that it uses in its domestic ATMs in which the related merchants do not provide their own cash. Additionally, the Company relies on Alliance & Leicester Commercial Bank (“ALCB”) in the United Kingdom and Bansi, S.A. Institución de Banca Multiple (“Bansi”) in Mexico to provide it with its ATM cash needs. The Company pays a fee for its usage of this cash based on the total amount of cash outstanding at any given time, as well as fees related to the bundling and preparation of such cash prior to it being loaded in the ATMs. At all times during its use, the cash remains the sole property of the cash providers, and the Company is unable to and prohibited from obtaining access to such cash. Pursuant to the terms of the Company’s agreements with them, Bank of America and Wells Fargo must provide 360 days and 180 days prior written notice, respectively, prior to terminating the agreements and remove their cash from the ATMs. Under the other domestic agreement with PDNB and the U.K. agreement with ALCB, both PDNB and ALCB have the right to demand the return of all or any portion of their cash at any point in time upon the occurrence of certain events beyond the Company’s control. In addition, Bansi has the right to terminate the agreement and demand the return of all or any portion of their cash upon a breach of contract resulting from our actions (or lack thereof) if such breach is not cured within 60 days. Based on the foregoing, such cash, and the related obligations, are not reflected in the accompanying consolidated financial statements. The amount of cash in the Company’s ATMs was approximately $1.1 billion and $536.0 million as of December 31, 2007 and 2006, respectively.

(f)	Accounts Receivable, including Allowance for Doubtful Accounts

Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for ATM and Vcom transaction revenues earned on transactions processed during the month ending on

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the balance sheet date. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly and determines the allowance based on an analysis of its past due accounts. All balances over 90 days past due are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Amounts charged to bad debt expense were nominal during each of the years ended December 31, 2007, 2006, and 2005.

(g)	Inventory

Inventory consists principally of used ATMs, ATM spare parts, and ATM supplies and is stated at the lower of cost or market. Cost is determined using the average cost method. The following table is a breakdown of the Company’s primary inventory components as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

ATMs	$745	$2,625
ATM parts and supplies	2,040	2,832

Total	2,785	5,457
Less: Inventory reserves	(430)	(1,013)

Net inventory	$2,355	$4,444

(h)	Property and Equipment, net

Property and equipment are stated at cost, and depreciation is calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. The cost of property and equipment held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease or the acquisition date if the leases were assumed in an acquisition. Also included in property and equipment are new ATMs and the associated equipment the Company has acquired for future installation. Such ATMs are held as “deployments in process” and are not depreciated until actually installed. Depreciation expense for property and equipment for the years ended December 31, 2007, 2006, and 2005 was $25.7 million, $18.3 million, and $11.9 million, respectively. The $25.7 million in 2007 includes the amortization expense associated with the assets associated with the capital leases assumed by the Company in its acquisition of the 7-Eleven Financial Services Business (the “7-Eleven ATM Transaction”). See Note 1(l) regarding asset retirement obligations associated with the Company’s ATMs.

Maintenance on the Company’s domestic and Mexico ATMs is typically performed by third parties and is incurred as a fixed fee per month per ATM. Accordingly, such amounts are expensed as incurred. In the United Kingdom, maintenance is performed by in-house technicians.

(i)	Goodwill and Other Intangible Assets

The Company’s intangible assets include merchant contracts/relationships and a branding agreement acquired in connection with acquisitions of ATM assets (i.e., the right to receive future cash flows related to ATM transactions occurring at these merchant locations), exclusive license agreements (i.e., the right to be the exclusive ATM service provider, at specific locations, for the time period under contract with a merchant

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

customer), non-compete agreements, deferred financing costs relating to the Company’s credit agreements (Note 13)  and the Bank Machine and Allpoint trade names acquired. Additionally, the Company has goodwill related to the acquisitions of E*TRADE Access, Bank Machine, ATM National, Cardtronics Mexico, and 7-Eleven Financial Services Business.

The estimated fair value of the merchant contracts/relationships within each acquired portfolio is determined based on the estimated net cash flows and useful lives of the underlying contracts/relationships, including expected renewals. The merchant contracts/relationships comprising each acquired portfolio are typically homogenous in nature with respect to the underlying contractual terms and conditions. Accordingly, the Company pools such acquired merchant contracts/relationships into a single intangible asset, by acquired portfolio, for purposes of computing the related amortization expense. The Company amortizes such intangible assets on a straight-line basis over the estimated useful lives of the portfolios to which the assets relate. Because the net cash flows associated with the Company’s acquired merchant contracts/relationships have historically increased subsequent to the acquisition date, the use of a straight-line method of amortization effectively results in an accelerated amortization schedule. As such, the straight-line method of amortization most closely approximates the pattern in which the economic benefits of the underlying assets are expected to be realized. The estimated useful life of each portfolio is determined based on the weighted-average lives of the expected cash flows associated with the underlying merchant contracts/relationships comprising the portfolio, and takes into consideration expected renewal rates and the terms and significance of the underlying contracts/relationships themselves. If, subsequent to the acquisition date, circumstances indicate that a shorter estimated useful life is warranted for an acquired portfolio as a result of changes in the expected future cash flows associated with the individual contracts/relationships comprising that portfolio, then that portfolio’s remaining estimated useful life and related amortization expense are adjusted accordingly on a prospective basis.

Goodwill and the acquired Bank Machine and Allpoint trade names are not amortized, but instead are periodically tested for impairment, at least annually, and whenever an event occurs that indicates that an impairment may have occurred. See Note 1(j) below for additional information on the Company’s impairment testing of long-lived assets and goodwill.

(j)	Impairment of Long-Lived Assets and Goodwill

Long-lived assets.  The Company places significant value on the installed ATMs that it owns and manages in merchant locations as well as the related acquired merchant contracts/relationships and the branding agreement acquired in the 7-Eleven ATM Transaction. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company tests its acquired merchant contract/relationship intangible assets for impairment, along with the related ATMs, on an individual contract/relationship basis for the Company’s significant acquired contracts/relationships, and on a pooled or portfolio basis (by acquisition) for all other acquired contracts/relationships.

In determining whether a particular merchant contract/relationship is significant enough to warrant a separate identifiable intangible asset, the Company analyzes a number of relevant factors, including (i) estimates of the historical cash flows generated by such contract/relationship prior to its acquisition, (ii) estimates regarding the Company’s ability to increase the contract/relationship’s cash flows subsequent to the acquisition through a combination of lower operating costs, the deployment of additional ATMs, and the generation of incremental revenues from increased surcharges and/or new branding arrangements, and (iii) estimates regarding the Company’s ability to renew such contract/relationship beyond its originally scheduled termination date. An individual contract/relationship, and the related ATMs, could be impaired if the contract/relationship

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is terminated sooner than originally anticipated, or if there is a decline in the number of transactions related to such contract/relationship without a corresponding increase in the amount of revenue collected per transaction (e.g., branding revenue). A portfolio of purchased contract intangibles, including the related ATMs, could be impaired if the contract attrition rate is materially more than the rate used to estimate the portfolio’s initial value, or if there is a decline in the number of transactions associated with such portfolio without a corresponding increase in the revenue collected per transaction (e.g., branding revenue). Whenever events or changes in circumstances indicate that a merchant contract/relationship intangible asset may be impaired, the Company evaluates the recoverability of the intangible asset, and the related ATMs, by measuring the related carrying amounts against the estimated undiscounted future cash flows associated with the related contract or portfolio of contracts. Should the sum of the expected future net cash flows be less than the carrying values of the tangible and intangible assets being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying values of the ATMs and intangible assets exceeded the calculated fair value. The Company recorded approximately $5.7 million, $2.8 million, and $1.2 million in additional amortization expense during the years ended December 31, 2007, 2006, and 2005, respectively, related to the impairments of certain previously acquired merchant contract/relationship intangible assets associated with our U.S. reporting segment.

Goodwill and other indefinite lived intangible assets.  As of December 31, 2007, the Company had $235.2 million in goodwill and $4.2 million of indefinite lived intangible assets reflected in its consolidated balance sheet. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews the carrying amount of its goodwill and indefinite lived intangible assets for impairment at least annually and more frequently if conditions warrant. Pursuant to SFAS No. 142, goodwill and indefinite lived intangible assets should be tested for impairment at the reporting unit level, which in the Company’s case involves five separate reporting units — (i) the Company’s domestic reporting segment; (ii) the acquired Bank Machine operations; iii) the acquired CCS Mexico (subsequently renamed to Cardtronics Mexico) operations; (iv) the acquired ATM National operations; and (v) the 7-Eleven Financial Services Business (see Note 2). For each reporting unit, the carrying amount of the net assets associated with the applicable segment is compared to the estimated fair value of such segment as of the testing date (i.e., December 31, 2007.) Based on the results of those tests, the Company determined that no goodwill or other indefinite lived intangible asset impairments existed as of December 31, 2007.

(k)	Income Taxes

The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes, as interpreted by Financial Accounting Standards (“FASB”) Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes, which are based on temporary differences between the amount of taxable income and income before provision for income taxes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at current income tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. See Note 1(v) for additional information on the Company’s adoption of FIN No. 48.

(l)	Asset Retirement Obligations

The Company accounts for its asset retirement obligations under SFAS No. 143, Accounting for Asset Retirement Obligations. Under SFAS No. 143, the Company is required to estimate the fair value of future retirement costs associated with its ATMs and recognize this amount as a liability in the period in which it is incurred and can be reasonably estimated. The Company’s estimates of fair value involve discounted future cash flows. Subsequent to recognizing the initial liability, the Company recognizes an ongoing expense for

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

changes in such liabilities due to the passage of time (i.e., accretion expense), which is recorded in the depreciation and accretion expense line in the accompanying consolidated financial statements. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded. Additionally, the Company capitalizes the initial estimated fair value amount as part of the carrying amount of the related long-lived asset and depreciates the amount over the asset’s estimated useful life. Additional information regarding the Company’s asset retirement obligations is included in Note 11.

(m)	Revenue Recognition

ATM operating revenues.  Substantially all of the Company’s revenues are generated from ATM operating and transaction-based fees, which primarily include surcharge fees, interchange fees, bank branding revenues, surcharge-free network fees, and other revenue items, including maintenance fees. Such amounts are reflected as “ATM operating revenues” in the accompanying consolidated statements of operations. Surcharge and interchange fees are recognized daily as the underlying ATM transactions are processed. Branding fees are generated by the Company’s bank branding arrangements, under which financial institutions pay a fixed monthly fee per ATM to the Company to put their brand name on selected ATMs within the Company’s ATM portfolio. In return for such fees, the bank’s customers can use those branded ATMs without paying a surcharge fee. Pursuant to the SEC’s SAB, Topic 13, Revenue Recognition, the monthly per ATM branding fees, which are subject to escalation clauses within the agreements, are recognized as revenues on a straight-line basis over the term of the agreement. In addition to the monthly branding fees, the Company also receives a one-time set-up fee per ATM. This set-up fee is separate from the recurring, monthly branding fees and is meant to compensate Cardtronics for the burden incurred related to the initial set-up of a branded ATM versus the on-going monthly services provided for the actual branding. Pursuant to the guidance in Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and SAB No. 104, Revenue Recognition, the Company has deferred these set-up fees (as well as the corresponding costs associated with the initial set-up) and is recognizing such amounts as revenue (and expense) over the terms of the underlying bank branding agreements. With respect to the Company’s surcharge-free networks, the Company allows cardholders of financial institutions that participate in the network to utilize the Company’s ATMs on a surcharge-free basis. In return, the participating financial institutions typically pay a fixed fee per month per cardholder to the Company. These surcharge-free network fees are recognized as revenues on a monthly basis as earned. Finally, with respect to maintenance services, the Company typically charges a fixed fee per month per ATM to its customers and outsources the fulfillment of those maintenance services to a third-party service provider for a corresponding fixed fee per month per ATM. Accordingly, the Company recognizes such service agreement revenues and the related expenses on a monthly basis, as earned.

ATM equipment sales.  The Company also generates revenues from the sale of ATMs to merchants and certain equipment resellers. Such amounts are reflected as “ATM product sales and other revenues” in the accompanying consolidated statements of operations. Revenues related to the sale of ATMs to merchants are recognized when the equipment is delivered to the customer and the Company has completed all required installation and set-up procedures. With respect to the sale of ATMs to associate value-added resellers (“VARs”), the Company recognizes and invoices revenues related to such sales when the equipment is shipped from the manufacturer to the VAR. The Company typically extends 30-day terms and receives payment directly from the VAR irrespective of the ultimate sale to a third party.

Merchant-owned arrangements.  In connection with the Company’s merchant-owned ATM operating/processing arrangements, the Company typically pays the surcharge fees that it earns to the merchant as fees for providing, placing, and maintaining the ATM unit. Pursuant to the guidance of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company has recorded such payments as a cost of the associated revenues. In exchange for this payment, the Company receives access to the merchants’ customers and the ability to earn the surcharge and

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interchange fees from transactions that such customers conduct from using the ATM. The Company is able to reasonably estimate the fair value of this benefit based on the typical surcharge rates charged for transactions on all of its ATMs, including those not subject to these arrangements.

Further, the Company follows the guidance in EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, for the majority of its merchant contracts. Specifically, as the Company acts as the principal and is the primary obligor in the ATM transactions, provides the processing for the ATM transactions, and has the risks and rewards of ownership, including the risk of loss for collection, the Company recognizes the majority of its surcharge and interchange fees gross of any of the payments made to the various merchants and retail establishments where the ATM units are housed. As a result, for agreements under which the Company acts as the principal, the Company records the total amounts earned from the underlying ATM transactions as ATM operating revenues and records the related merchant commissions as a cost of ATM operating revenues.

Other.  In connection with certain bank branding arrangements, the Company is required to rebate a portion of the interchange fees it receives above certain thresholds to the branding financial institutions, as established in the underlying agreements. In contrast to the gross presentation of surcharge and interchange fees remitted to merchants, the Company recognizes all of its interchange fees net of any such rebates. Pursuant to the guidance of EITF No. 01-9 (referenced above), while the Company receives access to the branding financial institution’s customers and the ability to earn interchange fees related to such transactions conducted by those customers, the Company is unable to reasonably estimate the fair value of this benefit. Thus, the Company recognizes such payments made to the branding financial institution as a reduction of revenues versus a cost of the associated revenues.

(n)	Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). SFAS No. 123R requires companies to calculate the fair value of stock-based instruments awarded to employees on the date of grant and to recognize the calculated fair value as compensation cost over the requisite service period. Because the Company historically utilized the minimum value method of measuring equity share option values for pro forma disclosure purposes under SFAS No. 123, Accounting for Stock-based Compensation, it adopted the provisions of SFAS No. 123R using the prospective transition method. Accordingly, the Company recognizes compensation expense for the fair value of all new awards that are granted and existing awards that are modified subsequent to December 31, 2005. For those awards issued and still outstanding prior to December 31, 2005, the Company will continue to account for such awards pursuant to Accounting Principles Board (“APB”) Opinion No. 25 and its related interpretive guidance. As a result of its prospective adoption, the Company’s financial statements for all periods prior to January 1, 2006 do not reflect any adjustments resulting from the adoption of SFAS No. 123R, and the adoption did not result in the recording of a cumulative effect of a change in accounting principle.

Had compensation cost for option grants under the Company’s stock incentive plan (see Note 3) been determined based on the fair value method at the grant dates, as specified in SFAS No. 123, the Company’s

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

net earnings would have been reduced to the following pro forma amounts for the year ended December 31, 2005 (in thousands):

Net loss, as reported	$(2,418)
Add: Stock-based employee compensation expense included in reported net income, net of tax	1,492
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,694)

Net loss, as adjusted	(2,620)
Preferred stock dividends and accretion expense	1,395

Net loss available to common stockholders, as adjusted	$(4,015)

Loss per share:
Basic and diluted, as reported	$(0.27)

Basic and diluted, pro forma	$(0.29)

(o)	Derivative Instruments

The Company utilizes derivative financial instruments to hedge its exposure to changing interest rates related to the Company’s ATM cash management activities. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires derivative instruments to be recorded at fair value in a company’s balance sheet. As of December 31, 2007, all of the Company’s derivatives were considered to be cash flow hedges under SFAS No. 133 and, accordingly, changes in the fair values of such derivatives have been reflected in the accumulated other comprehensive income (loss) account in the accompanying consolidated balance sheet. See Note 17 for more details on the Company’s derivative financial instrument transactions.

(p)	Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of the Company’s financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. SFAS No. 107 does not require the disclosure of the fair value of lease financing arrangements and non-financial instruments, including intangible assets such as goodwill and the Company’s merchant contracts/relationships.

The carrying amount of the Company’s cash and cash equivalents and other current assets and liabilities approximates fair value due to the relatively short maturities of these instruments. The carrying amount of the Company’s interest rate swaps (see Note 17), which was a liability of $13.6 million as of December 31, 2007, represents the fair value of such agreements and is based on third-party quotes for similar instruments with the same terms and conditions. The carrying amount of the long-term debt balance related to borrowings under the Company’s revolving credit facility approximates fair value due to the fact that such borrowings are subject to floating market interest rates. As of December 31, 2007, the fair value of the Company’s $300.0 million senior subordinated notes (see Note 13) totaled $292.5 million. The fair values of these financial instruments were based on the quoted market price for such notes as of year end.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q)	Foreign Currency Translation

As a result of the Bank Machine acquisition in May 2005 and the Cardtronics Mexico acquisition in February 2006, the Company is exposed to foreign currency translation risk. The functional currency for the acquired Bank Machine and Cardtronics Mexico operations are the British pound and the Mexican peso, respectively. Accordingly, results of operations of our U.K. and Mexico subsidiaries are translated into U.S. dollars using average exchange rates in effect during the periods in which those results are generated. Furthermore, the Company’s foreign operations’ assets and liabilities are translated into U.S. dollars using the exchange rate in effect as of each balance sheet reporting date. The resulting translation adjustments have been included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

The Company currently believes that the unremitted earnings of its United Kingdom and Mexico subsidiaries will be reinvested in the corresponding country of origin for an indefinite period of time. Accordingly, no deferred taxes have been provided for on the differences between the Company’s book basis and underlying tax basis in those subsidiaries or on the foreign currency translation adjustment amounts.

(r) Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components in the financial statements. Accumulated other comprehensive income (loss) is displayed as a separate component of stockholders’ equity (deficit) in the accompanying consolidated balance sheets, and current period activity is reflected in the accompanying consolidated statements of comprehensive income (loss). The Company’s comprehensive income (loss) is composed of (i) net loss; (ii) foreign currency translation adjustments; (iii) unrealized gains (losses) associated with the Company’s interest rate hedging activities; and (iv) unrealized gains on the Company’s available-for-sale securities as of December 31, 2006.

The following table sets forth the components of accumulated other comprehensive income (loss), net of tax where applicable, as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Foreign currency translation adjustments	$9,126	$6,711
Unrealized gains (losses) on interest rate swaps, net of taxes of $0 and $2.7 million as of December 31, 2007 and 2006, respectively	(13,644)	4,449
Unrealized gains on available-for-sale securities, net of taxes of $0.3 million as of December 31, 2006	—	498

Total accumulated other comprehensive income (loss)	$(4,518)	$11,658

See Note 18 for additional information on the Company’s deferred taxes and related valuation allowances associated with its interest rate swaps.

(s)	Treasury Stock

Treasury stock is recorded at cost and carried as a component of stockholders’ equity (deficit) until retired or reissued.

(t)	Advertising Costs

Advertising costs are expensed as incurred and totaled $2.2 million, $0.8 million, and $0.9 million during the years ended December 31, 2007, 2006, and 2005, respectively. The increase during 2007 was primarily the

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result of the $1.4 million in costs incurred to promote the advanced-functionality services associated with the acquired 7-Eleven Financial Services Business. For additional details on this acquisition, see Note 2.

(u)	Working Capital Deficit

The Company’s surcharge and interchange revenues are typically collected in cash on a daily basis or within a short period of time subsequent to the end of each month. However, the Company typically pays its vendors on 30 day terms and is not required to pay certain of its merchants until 20 days after the end of each calendar month. As a result, the Company will typically utilize the excess cash flow generated from such timing differences to fund its capital expenditure needs or to repay amounts outstanding under its revolving line of credit (which is reflected as a long-term liability in the accompanying consolidated balance sheets). Accordingly, this scenario will typically cause the Company’s balance sheet to reflect a working capital deficit position. The Company considers such a presentation to be a normal part of its ongoing operations.

(v)	New Accounting Pronouncements

The Company adopted the following accounting standard and interpretation effective January 1, 2007:

Accounting for Uncertainty in Income Taxes.  FIN No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company applied the provisions of FIN 48 to all tax positions upon its initial adoption effective January 1, 2007, and determined that no cumulative effect adjustment was required as of such date. As of December 31, 2007, the Company had a $0.2 million reserve for uncertain tax positions recorded pursuant to FIN 48.

Registration Payment Arrangements.  FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) No. 00-19-2, Accounting for Registration Payment Arrangements, addresses an issuer’s accounting for registration payment arrangements. Registration payment arrangements typically require the issuer of financial instruments to file a registration statement for the resale of the financial instruments and for the registration statement to be declared effective by the SEC within a specified period of time, or else the issuer is subject to penalties, which may be significant. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. The guidance contained in this standard amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as well as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this standard. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this standard, the guidance in the standard is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company’s adoption of this standard on January 1, 2007 had no impact on its financial statements. The Company will continue to evaluate the impact that the implementation of FSP EITF 00-19-2 may have on its financial statements as it relates to the Company’s registration requirements associated with the $100.0 million of Series B Notes issued in July 2007.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the following accounting standards and interpretations had not yet been adopted by the Company:

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance on measuring the fair value of assets and liabilities in the financial statements. In February 2008, the FASB issued FSP No. 157-2, Effective Date of FASB Statement No. 157, which delays the effective date for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company will adopt the provisions of SFAS No. 157 for its financial assets and liabilities and those items for which it has recognized or disclosed on a recurring basis effective January 1, 2008, and does not expect that this adoption will have a material impact on the Company’s financial statements. As provided by FSP No. 157-2, the Company has elected to defer the adoption of SFAS No. 157 for certain of its non-financial assets and liabilities and is currently evaluating the impact, if any, that this statement will have on its financial statements as it relates to its nonfinancial assets and nonfinancial liabilities that are recognized or disclosed on a non-recurring basis.

Fair Value Option.  In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides allows companies the option to measure certain financial instruments and other items at fair value. The Company will adopt the provisions of this standard effective January 1, 2008, and does not anticipate that it will have a material impact on its financial statements.

Business Combinations.  In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which provides revised guidance on the accounting for acquisitions of businesses. This standard changes the current guidance to require that all acquired assets, liabilities, minority interest, and certain contingencies, including contingent consideration, be measured at fair value, and certain other acquisition-related costs, including costs of a plan to exit an activity or terminate and relocate employees, be expensed rather than capitalized. SFAS No. 141R will apply to acquisitions that are effective after December 31, 2008, and application of the standard to acquisitions prior to that date is not permitted. The Company will adopt the provisions of SFAS No. 141R on January 1, 2009 and apply the requirements of the statement to business combinations that occur subsequent to its adoption.

Noncontrolling Interests.  In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which provides guidance on the presentation of minority interest in the financial statements and the accounting for and reporting of transactions between the reporting entity and the holders of such noncontrolling interest. This standard requires that minority interest be presented as a separate component of equity rather than as a “mezzanine” item between liabilities and equity and requires that minority interest be presented as a separate caption in the income statement. In addition, this standard requires all transactions with minority interest holders, including the issuance and repurchase of minority interests, be accounted for as equity transactions unless a change in control of the subsidiary occurs. The provisions of SFAS No. 160 are to be applied prospectively with the exception of reclassifying noncontrolling interests to equity and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests, which are required to be adopted retrospectively. The Company will adopt the provisions SFAS No. 160 on January 1, 2009 and is currently assessing the impact its adoption will have on the Company’s financial position and results of operations.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Acquisitions

Acquisition of 7-Eleven Financial Services Business

On July 20, 2007, the Company acquired substantially all of the assets of the 7-Eleven Financial Services Business for approximately $137.3 million in cash. Such acquisition was made as the Company believed the acquisition would provide it with substantial benefits and opportunities to execute its overall strategy, including the addition of high-volume ATMs in prime retail locations, organic growth potential, branding and surcharge-free network opportunities, and future outsourcing opportunities.

The 7-Eleven ATM Transaction included approximately 5,500 ATMs located in 7-Eleven, Inc. stores throughout the United States, of which approximately 2,000 were advanced-functionality financial self-service kiosks referred to as “Vcom” terminals that are capable of providing more sophisticated financial services, such as check-cashing, remote deposit capture (which is deposit taking at off-premise ATMs using electronic imaging), money transfer, bill payment services, and other kiosk-based financial services (collectively, the “Vcom Services”). The Company funded the acquisition through the issuance of $100.0 million of 9.25% senior subordinated notes due 2013 — Series B (the “Series B Notes”) and additional borrowings under its revolving credit facility, which was amended in connection with the acquisition. See Note 13 for additional details on these financings. The accompanying consolidated financial statements of the Company include the results of the operations of the 7-Eleven Financial Services Business for the period subsequent to July 19, 2007.

The Company has accounted for the 7-Eleven ATM Transaction as a business combination pursuant to SFAS No. 141, Business Combinations. Accordingly, the Company has allocated the total purchase consideration to the assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$1,427
Trade accounts receivable, net	3,767
Surcharge and interchange receivable	3,769
Inventory	1,953
Other current assets	2,344
Property and equipment	18,315
Software	4,273
Intangible assets subject to amortization	78,000
Goodwill	62,185

Total assets acquired	176,033

Accounts payable	(688)
Accrued liabilities and deferred income	(9,743)
Current portion of capital lease obligations	(1,326)
Current portion of other long-term liabilities	(7,777)
Non-current portion of capital lease obligations	(1,378)
Other long-term liabilities	(17,809)

Total liabilities assumed	(38,721)

Net assets acquired	$137,312

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price allocation presented above resulted in a goodwill balance of approximately $62.2 million, which is deductible for tax purposes. Additionally, the purchase price allocation resulted in approximately $78.0 million in identifiable intangible assets subject to amortization, which consisted of $64.3 million associated with the ten-year ATM operating agreement that was entered into with 7-Eleven in conjunction with the acquisition and $13.7 million related to a branding contract acquired in the transaction. The $78.0 million assigned to the acquired intangible assets was determined by utilizing a discounted cash flow approach. The $64.3 million is being amortized on a straight-line basis over the 10-year term of the underlying ATM operating agreement, while the $13.7 million is being amortized over the remaining life of the underlying contract (8.4 years). Additionally, the Company recorded $19.5 million of other liabilities ($7.8 million in current and $11.7 million in long-term) related to certain unfavorable equipment operating leases and an operating contract assumed as part of the 7-Eleven ATM Transaction. These liabilities are being amortized over the remaining terms of the underlying contracts and serve to reduce the corresponding ATM operating expense amounts to the fair value of these services as of the date of the acquisition.

Pro Forma Results of Operations.  The following table presents the unaudited pro forma combined results of operations of the Company and the acquired 7-Eleven Financial Services Business for the years ended December 31, 2007 and 2006, after giving effect to certain pro forma adjustments, including the effects of the issuance of the Series B Notes and additional borrowings under its revolving credit facility, as amended (Note 13). The unaudited pro forma financial results assume that both the 7-Eleven ATM Transaction and related financing transactions occurred on January 1, 2006. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the actual results that would have occurred had those transactions been consummated on such date. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations.

	2007	2006(1)
	(In thousands, excluding per share amounts)

Revenues	$465,808	$457,267
Income from continuing operations	19,364	45,503
Net (loss) income available to common shareholders	(61,497)	6,233
Basic (loss) earnings per share	$(3.99)	$0.45

Diluted (loss) earnings per share	$(3.99)	$0.27

(1)	Pro forma results for the year ended December 31, 2006 include approximately $18.0 million of placement fee revenues associated with the Vcom operations of the 7-Eleven Financial Services Business, which are not expected to recur in future periods.

Acquisition of CCS Mexico

In February 2006, the Company acquired a 51.0% ownership stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration and the assumption of approximately $0.4 million in additional liabilities. Additionally, the Company incurred approximately $0.3 million in transaction costs associated with this acquisition. CCS Mexico, which was renamed Cardtronics Mexico upon the completion of the Company’s investment, currently operates over 1,300 surcharging ATMs in selected retail locations throughout Mexico, and the Company anticipates placing additional surcharging ATMs in other retail establishments throughout Mexico as those opportunities arise.

The Company allocated the total purchase consideration to the assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. Such allocation resulted in goodwill of approximately $0.7 million. Such goodwill, which is not deductible for tax purposes, has been assigned to a separate reporting unit representing the acquired CCS Mexico operations. Additionally, such allocation resulted

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in approximately $0.4 million in identifiable intangible assets, including $0.3 million for certain acquired customer contracts and $0.1 million related to non-compete agreements entered into with the minority interest shareholders of Cardtronics Mexico.

Because the Company owns a majority interest in and absorbs a majority of the entity’s losses or returns, Cardtronics Mexico is reflected as a consolidated subsidiary in the accompanying condensed consolidated financial statements, with the remaining ownership interest not held by the Company being reflected as a minority interest. See Note 12 for additional information regarding this minority interest.

Acquisition of Bank Machine (Acquisitions) Limited

On May 17, 2005, the Company purchased 100% of the outstanding shares of Bank Machine (Acquisitions) Limited (“Bank Machine”). Such acquisition was made to provide the Company with an existing platform from which it can expand its operations in the United Kingdom and other European markets.

The purchase price totaled approximately $95.0 million and consisted of $92.0 million in cash and the issuance of 35,221 shares of the Company’s Series B redeemable convertible preferred stock, which was valued by the Company at approximately $3.0 million. Additionally, the Company incurred approximately $2.2 million in transaction costs associated with the acquisition.

Although the Bank Machine acquisition closed on May 17, 2005, the Company utilized May 1, 2005 as the effective date of the acquisition for accounting purposes. Accordingly, the accompanying consolidated financial statements of the Company include Bank Machine’s results of operations for the period subsequent to April 30, 2005. Additionally, such results have been reduced by approximately $0.3 million, with such amount representing the imputed interest costs associated with the acquired Bank Machine operations for the period from May 1, 2005 through the actual closing date of May 17, 2005.

In connection with the acquisition, certain existing shareholders of Bank Machine agreed to defer receipt of a portion of their cash consideration proceeds in return for the issuance of certain guaranteed notes payable from Cardtronics Limited, the Company’s wholly-owned subsidiary holding company in the United Kingdom. As part of the guarantee arrangement, the Company initially placed approximately $3.1 million of the cash consideration paid as part of the acquisition in a bank account to serve as collateral for the guarantee. The notes mature in May 2008, but may be repaid in part or in whole at any time at the option of each individual note holder. Approximately $3.0 million of the notes were redeemed on March 15, 2006. The remaining cash serving as collateral as of December 31, 2007 has been reflected in the “Restricted cash, short-term” line item in the accompanying consolidated balance sheet. Additionally, the remaining obligations, which we expect to be redeemed in 2008, have been reflected in the “Current portion of long-term debt and notes payable” line item in the accompanying consolidated balance sheet. Interest expense on the notes accrues quarterly at the same floating rate as that of the interest income associated with the related restricted cash account.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (amounts in thousands). Pursuant to SFAS No. 141, Business Combinations, the total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in approximately $77.3 million in goodwill, which is not expected to be deductible for income tax purposes. Such goodwill amount has been assigned to a reporting unit comprised solely of the acquired Bank Machine operations.

Cash	$3,400
Trade accounts receivable, net	407
Inventory	82
Other current assets	4,936
Property and equipment	12,590
Intangible assets subject to amortization (7 year weighted-average life)	6,812
Intangible assets not subject to amortization	3,682
Goodwill	77,269

Total assets acquired	109,178

Accounts payable	(2,467)
Accrued liabilities	(5,307)
Current portion of notes payable	(3,232)
Deferred income taxes, non-current	(1,926)
Other long-term liabilities	(1,225)

Total liabilities assumed	(14,157)

Net assets acquired	$95,021

Above amounts were converted from pound sterling to U.S. dollars at $1.8410, which represents the exchange rate in effect as of the date of the acquisition.

As indicated in the table above, approximately $6.8 million was allocated to intangible assets subject to amortization, which represents the estimated value associated with the acquired merchant contracts/relationships associated with the Bank Machine ATM portfolio. Such amount was determined by utilizing a discounted cash flow approach and is currently being amortized on a straight-line basis over an estimated useful life of seven years, in accordance with the Company’s existing policy. The $3.7 million allocated to intangible assets not subject to amortization represents the estimated value associated with the acquired Bank Machine trade name, and was determined based on the relief from royalty valuation approach.

The above purchase price allocation reflects a change made during 2006 to record certain deferred tax items related to the acquisition. Such change had the effect of increasing the recorded goodwill balance by approximately $0.2 million.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Results of Operations

The following table presents the unaudited pro forma combined results of operations of the Company and the acquired Bank Machine operations for the year ended December 31, 2005, after giving effect to certain pro forma adjustments, including the effects of the issuance of the Company’s senior subordinated notes in August 2005 (the “Series A Notes”) (Note 13) (amounts in thousands, excluding per share amounts). Such unaudited pro forma financial results do not reflect the impact of the smaller acquisitions consummated by the Company in 2005. The unaudited pro forma financial results assume that the Bank Machine acquisition and the debt issuance occurred on January 1, 2005, and are not necessarily indicative of the actual results that would have occurred had those transactions been consummated on such date. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations.

Revenues	$279,149
Income from continuing operations	21,083
Net loss available to common shareholders	(2,557)
Basic and diluted loss per share	$(0.18)

Other Acquisitions

On March 1, 2005, the Company acquired a portfolio of ATMs from BAS Communications, Inc. (“BASC”) for approximately $8.2 million in cash. Such portfolio consisted of approximately 475 ATMs located in independent grocery stores in and around the New York metropolitan area and the related contracts. The purchase price was allocated $0.6 million to ATM equipment and $7.6 million to the acquired merchant contracts/relationships. During the first quarter of 2006, the Company recorded a $2.8 million impairment of the intangible asset representing the acquired merchant contract/relationships related to this portfolio. This impairment was triggered by a reduction in the anticipated future cash flows resulting from a higher than anticipated attrition rate associated with this acquired portfolio. The Company has subsequently shortened the anticipated life associated with this portfolio to reflect the higher attrition rate. In 2007, the Company received approximately $0.8 million in proceeds that were distributed from an escrow account established upon the initial closing of this acquisition. Such proceeds were meant to compensate the Company for the attrition issues encountered with the BASC portfolio subsequent to the acquisition date. The $0.8 million was utilized to reduce the remaining carrying value of the intangible asset amount associated with this portfolio.

On April 21, 2005, the Company acquired a portfolio of approximately 330 ATMs and related contracts, primarily at BP Amoco locations throughout the Midwest, for approximately $9.0 million in cash. The purchase price was allocated $0.2 million to ATM equipment and $8.8 million to the acquired merchant contracts/relationships.

On December 21, 2005, the Company acquired all of the outstanding shares of ATM National, Inc., the owner and operator of a nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million, and was comprised of $2.6 million in cash, 167,800 shares of the Company’s common stock, and the assumption of approximately $0.4 million in additional liabilities. Such consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values as of the acquisition date. Such allocation resulted in goodwill of approximately $3.7 million, which was assigned to a separate reporting unit representing the acquired ATM National, Inc. operations. Such goodwill is not expected to be deductible for income tax purposes. The following table

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$142
Trade accounts receivable, net	546
Other current assets	6
Property and equipment	14
Intangible assets subject to amortization (8 year weighted-average life)	3,000
Intangible assets not subject to amortization	200
Other assets	11
Goodwill	3,684

Total assets acquired	7,603

Accounts payable and accrued liabilities	(1,710)
Deferred income taxes	(1,113)

Total liabilities assumed	(2,823)

Net assets acquired	$4,780

As indicated in the above table, $3.0 million has been allocated to intangible assets subject to amortization, which represents the estimated value of the customer contracts/relationships in place as of the date of the acquisition. Such amount was determined by utilizing a discounted cash flow approach and is being amortized on a straight-line basis over an estimated useful life of eight years, consistent with the Company’s existing policy. The $0.2 million assigned to intangible assets not subject to amortization represents the estimated value associated with the acquired Allpoint surcharge-free network trade name. Such amount was determined based on the relief from royalty valuation approach.

(3)	Stock-based Compensation

As noted in Note 1(n), the Company adopted SFAS No. 123R effective January 1, 2006. Under SFAS No. 123R, the Company records the grant date fair value of share-based compensation arrangements, net of estimated forfeitures, as compensation expense on a straight-line basis over the underlying service periods of the related awards. Prior to the adoption of SFAS No. 123R, the Company utilized the intrinsic value method of accounting for stock-based compensation awards in accordance with APB No. 25, which generally resulted in no compensation expense for employee stock options issued with an exercise price greater than or equal to the fair value of the Company’s common stock on the date of grant. Furthermore, the Company historically utilized the minimum value method of measuring equity share option values for pro forma disclosure purposes under SFAS No. 123. Accordingly, the Company adopted SFAS No. 123R on January 1, 2006, utilizing the prospective application method. Under the prospective application method, the fair value approach outlined under SFAS No. 123R is applied only to new awards granted subsequent to December 31, 2005, and to existing awards only in the event that such awards are modified, repurchased or cancelled subsequent to the SFAS No. 123R adoption date. Accordingly, the Company’s financial statements for all periods prior to January 1, 2006 do not reflect any adjustments resulting from the adoption of SFAS No. 123R. Additionally, the adoption of SFAS No. 123R did not result in the recording of a cumulative effect of a change in accounting principle.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the total stock-based compensation expense amounts included in the accompanying consolidated statements of operations:

	2007	2006	2005
	(in thousands)

Cost of ATM operating revenues	$87	$51	$172
Selling, general and administrative expenses	963	828	2,201

Total stock-based compensation expense	$1,050	$879	$2,373

Stock-Based Compensation Plan

The Company currently has two long-term incentive plans — the 2007 Stock Inventive Plan (the “2007 Plan”) and the 2001 Stock Incentive Plan (the “2001 Plan”). The purpose of each of these plans is to provide Directors and employees of the Company and its affiliates additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its affiliates. Additionally, equity grants awarded under these plans generally vest ratably over four years based on continued employment and expire ten years from the date of grant.

2007 Plan.  In August 2007, the Company’s Board of Directors and the stockholders of the Company approved the 2007 Plan. The adoption, approval, and effectiveness of this plan was contingent upon the successful completion of the Company’s initial public offering, which occurred in December 2007. The 2007 Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Code, options that do not constitute incentive stock options, restricted stock awards, performance awards, phantom stock awards, and bonus stock awards. The number of shares of common stock that may be issued under the 2007 Plan may not exceed 3,179,393 shares, subject to further adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Company’s capital structure. As of December 31, 2007, no options had been granted under the 2007 Plan.

2001 Plan.  In June 2001, the Company’s Board of Directors adopted the 2001 Plan. Various plan amendments have been approved since that time, the most recent being in November 2007. As a result of the adoption of the 2007 Plan, at the direction of the Board of Directors, no further awards will be granted under the Company’s 2001 Stock Incentive Plan. As of December 31, 2007, options to purchase an aggregate of 6,915,082 shares of common stock (net of options cancelled) had been granted pursuant to the 2001 Plan, all of which qualified as non-qualified stock options, and options to purchase 1,955,041 shares of common stock had been exercised.

The Company handles stock option exercises and other stock grants first through the issuance of treasury shares and then through the issuance of new common shares.

Stock Option Grants

The Company has historically used the Black-Scholes valuation model (and the minimum value provisions) to determine the fair value of stock options granted for pro forma reporting purposes under SFAS No. 123. The Company’s outstanding stock options generally vest annually over a four-year period from the date of grant and expire 10 years after the date of grant.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table is a summary of the Company’s stock option transactions for the year ended December 31, 2007:

			Weighted Average	Aggregate
	Number of	Weighted Average	Contractual Term	Intrinsic
	Shares	Exercise Price	(in years)	Value
				(in thousands)

Options outstanding as of January 1, 2007	4,049,437	$6.64
Granted	1,140,609	$12.15
Exercised	(31,293)	$1.48
Forfeited	(198,712)	$10.55

Options outstanding as of December 31, 2007	4,960,041	$7.78	6.8	$14,636

Options exercisable as of December 31, 2007	2,654,986	$4.86	5.3	$14,242

Options exercised during the years ended December 31, 2007 and 2006 had a total intrinsic value of approximately $0.3 million and $0.4 million, respectively, which resulted in tax benefits to the Company of approximately $0.1 million and $0.2 million, respectively. However, because the Company is currently in a net operating loss position, such benefits have not been reflected in the accompanying consolidated financial statements, as required by SFAS No. 123R. The cash received by the Company as a result of option exercises was not material in either 2007 or 2006.

As indicated in the table above, the Company’s Board of Directors granted an additional 1,140,609 stock options to certain employees during the year ended December 31, 2007. Such options were granted with a weighted-average exercise price of $12.15 per share, which was equal to the estimated fair market values of the Company’s common equity as of the dates of grant, and vest ratably over a four-year service period with a 10-year contractual term.

Fair Value Assumptions

In accordance with SFAS No. 123R, the Company estimates the fair value of its options by utilizing the Black-Scholes option pricing model. Such model requires the input of certain subjective assumptions, including the expected life of the options, a risk-free interest rate, a dividend rate, and the future volatility of the Company’s common equity. Listed below are the assumptions utilized in the fair value calculations for options issued during 2007 and 2006:

	2007	2006

Weighted average estimated fair value per stock option granted	$4.02	$4.24
Valuation assumptions:
Expected option term (years)	6.25	6.25
Expected volatility	31.76% - 35.30%	34.50% - 35.90%
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.68% - 4.94%	4.74% - 4.85%

The expected option term of 6.25 years was determined based on the simplified method outlined in SAB No. 107, as issued by the SEC. Such method is based on the vesting period and the contractual term for each grant and is calculated by taking the average of the expiration date and the vesting period for each

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vesting tranche. In the future, as information regarding post vesting termination becomes more available, the Company will change this method of deriving the expected term. Such a change could impact the fair value of options granted in the future. Due to the lack of historical data regarding exercise history, the Company will continue to utilize the simplified method outlined in SAB No. 107, as permitted by SAB No. 110. The estimated forfeiture rates utilized by the Company are based on the Company’s historical option forfeiture rates and represent the Company’s best estimate of future forfeiture rates. In future periods, the Company will monitor the level of actual forfeitures to determine if such estimate should be modified prospectively, as well as adjusting the compensation expense previously recorded.

For the majority of 2007, the Company’s common stock was not publicly-traded and, therefore, the expected volatility factors utilized were determined based on historical volatility rates obtained for certain companies with publicly-traded equity that operate in the same or related businesses as that of the Company. The volatility factors utilized represent the simple average of the historical daily volatility rates obtained for each company within this designated peer group over multiple periods of time, up to and including a period of time commensurate with the expected option term discussed above. The Company utilized this peer group approach, as the historical transactions involving the Company’s private equity have been limited and infrequent in nature. The Company believes that the historical peer group volatility rates utilized above are reasonable estimates of the Company’s expected future volatility. As the Company only recently completed its initial public offering and the Company has not granted any options since its initial public offering, there is not adequate historical information to utilize in determining the volatility of its common stock. As a result, the Company will continue to utilize the volatility factors based on its peer group until such time as adequate historical information is available on its own common stock.

The expected dividend yield was assumed to be zero as the Company has not historically paid, and does not anticipate paying, dividends with respect to its common equity. The risk-free interest rates reflect the rates in effect as of the grant dates for U.S. treasury securities with a term similar to that of the expected option term referenced above.

Non-vested Stock Options

The following table is a summary of the status of the Company’s non-vested stock options as of December 31, 2007, and changes during the year ended December 31, 2007:

	Number of	Weighted
	Shares Under	Average
	Outstanding	Grant Date
	Options	Fair Value

Non-vested options as of January 1, 2007	1,830,132	$2.27
Granted	1,140,609	$4.02
Vested	(665,686)	$1.76
Non-vested options as of December 31, 2007	2,305,055	$3.28

As of December 31, 2007, there was $4.7 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. That cost is expected to be recognized on a straight-line basis over a remaining weighted-average vesting period of approximately 2.9 years. The total fair value of options vested during the year ended December 31, 2007 was $1.2 million. Compensation expense recognized related to stock options totaled approximately $1.0 million and $0.6 million for the years ended December 31, 2007 and 2006, respectively. Additionally, the Company recognized approximately $1.8 million of stock option-based compensation expense in 2005 related to the repurchase of shares underlying certain employee stock options in connection with the issuance of its Series B redeemable convertible preferred stock.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock

Pursuant to a restricted stock agreement dated January 20, 2003, the Company sold the President and Chief Executive Officer of the Company 635,879 shares of common stock in exchange for a promissory note in the amount of $940,800 (“Exchange Proceeds”). Such shares vested ratably over a four-year basis on each anniversary of the original grant date. The underlying restricted stock agreement permitted the Company to repurchase a portion of such shares prior to January 20, 2007, in certain circumstances. The agreement also contained a provision allowing the shares to be “put” to the Company in an amount sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, the Company amended the restricted stock agreement to remove such “put” right. As a result of this amendment, the Company determined that it would need to recognize approximately $3.2 million in compensation expense based on the fair value of the shares at the date of the amendment. This expense was recognized on a graded-basis over the four-year vesting period associated with these restricted shares.

As of January 1, 2007, the number of non-vested shares for the aforementioned restricted stock grant totaled 158,970 shares, and the remaining unrecognized compensation cost to be recognized on a graded-basis was approximately $11,000. Compensation expense associated with this restricted stock grant totaled approximately $0.01 million, $0.2 million, and $0.5 million, for the years ended December 31, 2007, 2006, and 2005, respectively. No additional restricted shares were granted or forfeited during these periods. During the year ended December 31, 2007, the remaining unvested shares of the restricted stock grant vested.

Other Stock-Based Compensation

In addition to the compensation expense reflected above for the stock options granted during the year ended December 31, 2007, the accompanying condensed consolidated financial statements include compensation expense amounts relating to the aforementioned restricted stock grant as well as certain compensatory options that were granted in 2004. Because the Company utilized the prospective method of adoption for SFAS No. 123R, all unvested awards as of January 1, 2006, will continue to be accounted for pursuant to APB No. 25 and SFAS No. 123. Accordingly, the consolidated statements of operations for the years ended December 31, 2007, 2006, and 2005 include compensation expense associated with such compensatory option grants. The compensation expense amounts were not material in 2007, 2006, or 2005.

(4)	Earnings per Share

The Company reports its net income (loss) per share in accordance with SFAS No. 128, Earnings per Share. In accordance with SFAS No. 128, the Company excludes potentially dilutive securities in its calculation of diluted earnings per share (as well as their related income statement impacts) when their impact on net income (loss) available to common stockholders is anti-dilutive. For the years ended December 31, 2007, 2006, and 2005, the Company incurred net losses and, accordingly, excluded all potentially dilutive securities from the calculation of diluted earnings per share as their impact on the net loss available to common stockholders was anti-dilutive. Such anti-dilutive securities included outstanding stock options, restricted shares, and, for periods prior to their conversion, the Company’s Series B redeemable convertible preferred stock. A summary of the following potentially dilutive securities that have been excluded from the computation of diluted net loss per share is as follows:

	2007	2006	2005

Stock options	1,602,228	1,535,289	1,024,695
Restricted shares	8,339	94,070	157,396
Preferred stock	6,965,211	7,390,413	6,502,249

Total potentially dilutive securities	8,575,778	9,019,772	7,684,340

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Related Party Transactions

Subscriptions Receivable

The Company currently has loans outstanding with certain employees related to past exercises of employee stock options and purchases of the Company’s common stock, as applicable. Such loans, which were initiated in 2003, are reflected as subscriptions receivable in the accompanying consolidated balance sheet. The notes, which were due in December 2007, were extended for one additional year. The rate of interest on each of these loans remains at 5.0% per annum. In February 2005, approximately $0.4 million of the outstanding loans were repaid to the Company. In 2006, the Company repurchased 121,254 shares of the Company’s common stock held by certain of the Company’s executive officers for approximately $1.3 million in proceeds. Such proceeds were primarily utilized by the executive officers to repay the majority of the above-discussed subscriptions receivable, including all accrued and unpaid interest related thereto. Such loans were required to be repaid pursuant to SEC rules and regulations prohibiting registrants from having loans with executive officers. Finally, in 2007, approximately $0.1 million of these loans were repaid by employees. As a result of the repayments, the total amount outstanding under such loans, including accrued interest, was $0.2 million and $0.3 million as of December 31, 2007 and 2006.

Other Related Parties

General.  During 2007, the Company paid two of its Directors, Messrs. Barone and Diaz, $1,000 per Board meeting attended. Other Directors were not compensated during 2007 for Board services due to their employment and/or stockholder relationships with the Company. Additionally, all of the Company’s Directors are reimbursed for their reasonable expenses in attending Board and committee meetings.

The CapStreet Group.  Fred R. Lummis, the Chairman of the Company’s Board of Directors, is a senior advisor to The CapStreet Group, LLC, the ultimate general partner of CapStreet II and CapStreet Parallel II, which collectively own 23.4% of the Company’s outstanding common stock as of December 31, 2007.

Additionally, prior to December 2005, The CapStreet Group owned a minority interest in Susser Holdings, LLC, a company for whom the Company provided ATM management services during the normal course of business. Amounts earned from Susser Holdings accounted for approximately 1.5% of the Company’s total revenues for the year ended December 31, 2005.

TA Associates.  Michael Wilson and Roger Kafker, both of whom were on the Company’s Board of Directors during 2007, are managing directors of TA Associates, Inc., affiliates of which are Cardtronics’ stockholders and own 31.8% of the Company’s outstanding common stock as of December 31, 2007. On December 13, 2007, Mr. Kafker resigned from our Board of Directors in connection with the closing of our initial public offering. Mr. Kafker’s resignation was not caused by any disagreements with us relating to our operations, policies or procedures.

Jorge Diaz, a member of the Company’s Board of Directors, is the President and Chief Executive Officer of Personix, a division of Fiserv. In 2007 and 2006, both Personix (though indirectly) and Fiserv provided third party services during the normal course of business to Cardtronics. During the years ended December 31, 2007 and 2006, amounts paid to Personix and Fiserv represented less than 3.1% and 0.2%, respectively, of the Company’s total cost of revenues and selling, general, and administrative expenses. The increase in 2007 was the result of the 7-Eleven ATM Transaction, as the Company assumed a master ATM management agreement in conjunction with the acquisition under which Fiserv provides a number of ATM-related services for the acquired 7-Eleven ATMs, including transaction processing, network hosting, network sponsorship, maintenance, cash management, and cash replenishment.

Bansi, S.A. Institución de Banca Multiple (“Bansi”), an entity that owns a minority interest in the Company’s subsidiary Cardtronics Mexico, provides various ATM management services to Cardtronics Mexico

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the normal course of business, including serving as the vault cash provider, bank sponsor, and landlord for Cardtronics Mexico as well as providing other miscellaneous services. Amounts paid to Bansi represented less than 0.4% and 0.1% of the Company’s total cost of revenues and selling, general, and administrative expenses for the years ended December 31, 2007 and 2006, respectively.

Preferred Stock Conversion.  In connection with its initial public offering in December 2007, the Company’s Series B redeemable convertible preferred stock shares were converted into shares of its common stock. Based on the $10.00 initial public offering price and the terms of the Company’s shareholders agreement, the 894,568 shares held by certain funds controlled by TA Associates, Inc. (the “TA Funds”) converted into 12,259,286 shares of common stock (on a split-adjusted basis). The remaining 35,221 shares of Series B redeemable convertible preferred stock not held by the TA Funds converted into 279,955 shares of our common stock (on a split-adjusted basis). As a result of this conversion, no shares of preferred stock were outstanding subsequent to the initial public offering. For additional information on the conversion of the Series B shares controlled by the TA Funds, see Note 14.

Restricted Stock Grant.  In January 2003, the Company sold the President and Chief Executive Officer of the Company 635,879 shares of common stock in exchange for a promissory note in the amount of $940,800. The agreement permitted the Company to repurchase a portion of such shares prior to January 20, 2007 in certain circumstances. The agreement also contained a provision allowing the shares to be “put” to the Company in an amount sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. In February 2004, the Company amended the restricted stock agreement to remove such “put” right. The Company recognized approximately $0.01 million, $0.2 million, and $0.5 million in compensation expense in the accompanying consolidated statements of operations for the years ended December 31, 2007, 2006, and 2005, respectively, associated with such restricted stock grant.

(6)  Prepaid Expenses, Deferred Costs, and Other Current Assets

The following table sets forth a summary of prepaid expenses, deferred costs, and other current assets as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Prepaid expenses	$9,915	$6,519
Available-for-sale securities, at market value	—	4,184
Current portion of interest rate swaps	—	4,079
Deferred costs and other current assets	1,712	396

Total	$11,627	$15,178

The overall decrease in prepaid expenses, deferred costs, and other current assets from December 31, 2006 to December 31, 2007 was primarily attributable to the January 2007 sale of the available-for-sale securities held as of December 31, 2006 and the change in the market value of the Company’s interest rate swaps. The available-for-sale securities held as of December 31, 2006 consisted of approximately 310,000 shares of Winn-Dixie’s post-bankruptcy equity securities awarded to Cardtronics by the bankruptcy court in 2006 as a part of Winn-Dixie’s plan of reorganization. The securities had an initial cost basis of approximately $3.4 million, and the related $0.8 million of unrealized gains associated with these securities was recorded in other comprehensive income, net of taxes, as of December 31, 2006. The Company subsequently sold these securities in January 2007 for total gross proceeds of approximately $3.9 million. Additionally, as a result of the decreases in domestic interest rates during the latter part of 2007, the fair value of the Company’s interest rate swaps declined from an asset position as of December 31, 2006 to a liability position as of December 31, 2007.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Partially offsetting these declines were higher prepaid merchant commissions and corporate income taxes associated with the Company’s U.K. operations during 2007.

(7)  Property and Equipment, net

The following table sets forth a summary of property and equipment as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

ATM and Vcom equipment and related costs	$199,146	$114,803
Office furniture, fixtures, and other	18,490	9,299

Total	217,636	124,102
Less accumulated depreciation	(53,724)	(37,434)

Net property and equipment	$163,912	$86,668

The increase in property and equipment during 2007 was primarily the result of the 7-Eleven ATM Transaction, as well as the deployment of additional ATMs by the Company’s international operations. ATMs held as deployments in process, as discussed in Note 1(h), totaled $11.7 million and $3.1 million as of December 31, 2007 and 2006, respectively.

(8)	Intangible Assets

Intangible Assets with Indefinite Lives

The following table depicts the net carrying amount of the Company’s intangible assets with indefinite lives as of December 31, 2007 and 2006, as well as the changes in the net carrying amounts for the year ended December 31, 2007 by segment:

	Goodwill			Trade Name
	U.S.	U.K.	Mexico	U.S.	U.K.	Total
			(in thousands)

Balance as of December 31, 2006	$86,702	$82,172	$689	$200	$3,923	$173,686
Acquisitions	62,185	—	—	—	—	62,185
Purchase price adjustments	1,558	—	—	—	—	1,558
Foreign currency translation adjustments	—	1,878	1	—	92	1,971

Balance at December 31, 2007	$150,445	$84,050	$690	$200	$4,015	$239,400

The increase in goodwill for during the year-ended December 31, 2007 was primarily the result of the 7-Eleven ATM Transaction in July 2007 (see Note 2). Additionally, certain adjustments related to deferred taxes were made to the E*TRADE Access purchase price allocation during 2007. Such adjustments had the effect of increasing the previously reported goodwill amount for the E*TRADE Access acquisition by $1.6 million.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible Assets with Definite Lives

The following is a summary of the Company’s intangible assets that are subject to amortization as of December 31, 2007 as well as the weighted average remaining amortization period:

	Weighted
	Average
	Remaining	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount
		(in thousands)

Customer and branding contracts/relationships	8.1	$162,995	$(49,574)	$113,421
Deferred financing costs	5.4	13,867	(4,260)	9,607
Exclusive license arrangements	5.6	5,369	(1,763)	3,606
Non-compete agreements	2.1	100	(48)	52

Total	7.8	$182,331	$(55,645)	$126,686

The Company’s intangible assets with definite lives are being amortized over the assets’ estimated useful lives utilizing the straight-line method. Estimated useful lives range from three to twelve years for customer and branding contracts/relationships and four to eight years for exclusive license agreements. The Company has also assumed an estimated life of four years for its non-compete agreements. Deferred financing costs are amortized through interest expense over the contractual term of the underlying borrowings utilizing the effective interest method. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a reduction in fair value or a revision of those estimated useful lives.

Amortization of customer and branding contracts/relationships, exclusive license agreements, and non-compete agreements, including impairment charges, totaled $18.9 million, $12.0 million, and $9.0 million for the years ended December 31, 2007, 2006, and 2005, respectively. The increase in amortization during 2007 was primarily due to $5.7 million of additional amortization expense recorded to impair certain contract-based intangible assets. Of this amount, approximately $5.1 million relates to the Company’s merchant contract with Target that was acquired in 2004. The Company had been in discussions with Target regarding additional services that could be offered under the existing contract to increase the number of transactions conducted on, and cash flows generated by, the underlying ATMs. However, the Company was unable to make any progress in this regard during 2007, and, based on discussions that had been held with Target, concluded that the likelihood of being able to provide such additional services has decreased considerably. Furthermore, average monthly transaction volumes associated with this particular contract continued to decrease in 2007 when compared to the same period last year. Accordingly, the Company concluded that the above impairment charge was warranted during the third quarter of 2007. The impairment charge recorded served to write-off the remaining unamortized intangible asset associated with this merchant contract. Management is currently working with Target to restructure the terms of the existing contract in an effort to improve the underlying cash flows associated with such contract and to offer the additional services noted above, which the Company believes could significantly increase the future cash flows earned under this contract. Also, contributing to the increase in amortization expense in 2007 was the amortization of the contract intangible assets recorded in conjunction with the Company’s acquisition of the 7-Eleven Financial Services Business. See Note 2 for additional details on the 7-Eleven ATM Transaction.

Included in the 2006 year-to-date figure was approximately $2.8 million in additional amortization expense related to the impairment of the intangible asset associated with the acquired BASC ATM portfolio in the Company’s U.S. reporting segment. Such impairment relates to a reduction in anticipated future cash flows

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

resulting from a higher than anticipated attrition rate associated with this acquired portfolio. Additionally, the Company recorded a $1.2 million impairment charge in 2005 related to certain other previously acquired merchant contract/relationship intangible assets.

Amortization of deferred financing costs and bond discount totaled $1.6 million, $1.4 million, and $1.9 million for the years ended December 31, 2007, 2006, and 2005, respectively. During the year ended 2006, the Company wrote-off approximately $0.5 million in deferred financing costs in connection with certain modifications made to the Company’s existing revolving credit facilities. Additionally, during the year ended December 31, 2005, the Company also wrote-off approximately $5.0 million in deferred financing costs as a result of an amendment to its existing bank credit facility and the repayment of its existing term loans.

Estimated amortization expense for the Company’s intangible assets with definite lives for each of the next five years, and thereafter is as follows:

	Customer
	Contracts		Exclusive
	and	Deferred	License	Non-compete
	Relationships	Financing Costs	Agreements	Agreements	Total
		(in thousands)

2008	$16,585	$1,517	$736	$25	$18,863
2009	16,150	1,630	731	25	18,536
2010	14,616	1,754	634	2	17,006
2011	12,944	1,893	521	—	15,358
2012	11,987	1,754	453	—	14,194
Thereafter	41,139	1,059	531	—	42,729

Total	$113,421	$9,607	$3,606	$52	$126,686

(9)	Prepaid Expenses and Other Non-current Assets

The following table is a summary of prepaid expenses and other non-current assets as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Interest rate swaps, non-current	$—	$2,994
Prepaid expenses	784	627
Deferred costs	2,218	1,364
Other	1,183	356

Total	$4,185	$5,341

The overall decrease in prepaid expenses and other non-current assets from December 31, 2006 to December 31, 2007 was primarily attributable to the change in the market value of the Company’s interest rate swaps. As a result of the decreases in interest rates during the latter part of 2007, the fair value of the Company’s interest rate swaps declined from an asset position as of December 31, 2006 to a liability position as of December 31, 2007. See Note 17.

(10)	Accrued Liabilities

The Company’s accrued liabilities include accrued merchant fees and other monies owned to merchants, interest payments, maintenance costs, and cash management fees. As of December 31, 2007, other accrued

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expenses include marketing costs, costs associated with the Company’s initial public offering, professional services, and other miscellaneous charges. The following table is a summary of the Company’s accrued liabilities as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Accrued merchant fees	$11,486	$7,915
Accrued interest	11,257	7,954
Accrued maintenance	6,970	2,090
Accrued purchases	6,098	343
Accrued armored	5,879	3,242
Accrued cash management fees	5,574	2,740
Accrued merchant settlement	4,254	27
Accrued compensation	3,832	3,499
Accrued processing costs	1,477	803
Accrued ATM telecommunication fess	1,424	650
Other accrued expenses	12,273	5,078

Total	$70,524	$34,341

The increased accrued liabilities balance as of December 31, 2007 was primarily the result of the incremental expenses now being incurred related to the acquired 7-Eleven Financial Services Business. Of the $36.2 million increase in the accrual from December 31, 2006, $16.3 million was directly related to the acquired 7-Eleven Financial Services Business. Additionally, as of December 31, 2007, the Company had $5.7 million in accrued liabilities (with an offset in restricted cash) associated with funds collected on behalf of, but not yet remitted to, certain of the Company’s merchant customers, the majority of which resulted from the timing of the settlement of funds between the Company’s third party vendors, the Company, and its merchant customers in conjunction with the Company’s in-house processing operations. Also contributing to the increase was the additional accrued interest associated with the Company’s Series B Notes issued in July 2007.

(11)	Asset Retirement Obligations

Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstallation and restoration work. In accordance with SFAS No. 143, for each group of ATMs, the Company recognizes the fair value of a liability for an asset retirement obligation and capitalizes that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over the estimated useful lives of the underlying ATMs, and the related liabilities are being accreted to their full value over the same period of time.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table is a summary of the changes in the Company’s asset retirement obligation liability for the years ended December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Asset retirement obligation as of beginning of period	$9,989	$8,339
Additional obligations	9,805	2,291
Accretion expense	1,122	272
Payments	(1,551)	(1,079)
Change in estimates	(1,974)	—
Foreign currency translation adjustments	57	166

Asset retirement obligation as of end of period	$17,448	$9,989

The additional obligations amount reflected above for the year ended December 31, 2007 reflects new ATM deployments in all of the Company’s markets during this period as well as the obligations assumed in connection with the 7-Eleven ATM Transaction. The change in estimate for the year ended December 31, 2007 represents a change in the anticipated amount the Company will incur to deinstall and refurbish certain merchant locations, based on actual costs incurred on recent ATM deinstallations.

(12)	Other Long-term Liabilities and Minority Interest in Subsidiary

The following table is summary of the components of the Company’s other long-term liabilities as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Interest rate swaps	$9,155	$—
Deferred revenue	3,380	481
Obligations associated with acquired unfavorable contracts	7,626	—
Minority interest in subsidiary	—	112
Other long-term liabilities	3,231	3,471

Total	$23,392	$4,064

The increase in total other long-term liabilities is primarily due to the $11.7 million in other long-term liabilities recorded to value certain unfavorable equipment leases and an operating contract assumed as part of the 7-Eleven ATM Transaction. These liabilities are being amortized over the remaining terms of the underlying contracts and serve to reduce the corresponding ATM operating expense amounts to fair value. During 2007, the Company recognized approximately $3.7 million of expense reductions associated with the amortization of these liabilities. Also contributing to the increase was the Company’s interest rate swaps, the fair value of which declined from an asset position as of December 31, 2006 to a liability position as of December 31, 2007 as a result of the decreases in domestic interest rates during the latter part of 2007.

The minority interest in subsidiary amount as of December 31, 2006 represents the equity interests of the minority shareholders of Cardtronics Mexico. As of December 31, 2007, the cumulative losses generated by Cardtronics Mexico and allocable to such minority interest shareholders exceeded the underlying equity amounts of such minority interest shareholders. Accordingly, all future losses generated by Cardtronics Mexico will be allocated 100% to Cardtronics until such time that Cardtronics Mexico generates a cumulative amount of earnings sufficient to cover all excess losses allocable to the Company, or until such time that the minority interest shareholders contribute additional equity to Cardtronics Mexico in an amount sufficient to cover such

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

losses. As of December 31, 2007, the cumulative amount of excess losses allocated to Cardtronics totaled approximately $0.2 million. Such amount is net of contributions of $0.3 million made by the minority interest shareholders in August and December of 2007.

(13)	Long-term Debt

The following is a summary of the Company’s long-term debt and notes payable as of December 31, 2007 and 2006:

	2007	2006
	(in thousands)

Revolving credit loan facility, including swing-line credit facility as of December 31, 2006 (weighted-average combined rate of 8.3% and 8.7% at December 31, 2007 and 2006, respectively)	$4,000	$53,100
Senior subordinated notes due August 2013, net of unamortized discount of $3.9 million and $1.2 million as of December 31, 2007 and 2006, respectively	296,088	198,783
Other	8,527	1,012

Total	308,615	252,895
Less current portion	882	194

Total excluding current portion	$307,733	$252,701

Credit Facility

The Company’s revolving credit facility provides for $175.0 million in borrowings, subject to certain restrictions. Borrowings under the facility currently bear interest at the London Interbank Offered Rate (“LIBOR”) plus a spread, which was 2.75% as of December 31, 2007. Additionally, the Company pays a commitment fee of 0.3% per annum on the unused portion of the revolving credit facility. Substantially all of the Company’s assets, including the stock of its wholly-owned domestic subsidiaries and 66.0% of the stock of its foreign subsidiaries, are pledged to secure borrowings made under the revolving credit facility. Furthermore, each of the Company’s domestic subsidiaries has guaranteed the Company’s obligations under such facility.

The primary restrictive covenants within the facility include (i) limitations on the amount of senior debt that the Company can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, including dividends, and (iv) limitations on the amount of capital expenditures that the Company can incur on a rolling 12-month basis. There are currently no restrictions on the ability of the Company’s wholly-owned subsidiaries to declare and pay dividends directly to the Company. As of December 31, 2007, the Company was in compliance with all applicable covenants and ratios under the facility.

As of December 31, 2007, $4.0 million of borrowings were outstanding under the revolving credit facility. Additionally, the Company had posted $7.5 million in letters of credit under the facility in favor of the lessors under the ATM equipment leases that the Company assumed in connection with the 7-Eleven ATM Transaction. These letters of credit, which the lessors may draw upon in the event the Company fails to make payments under the leases, further reduce the Company’s borrowing capacity under the facility. As of December 31, 2007, the Company’s available borrowing capacity under the amended facility, as determined under the earnings before interest, taxes, depreciation and accretion, and amortization (“EBITDA”) and interest expense covenants contained in the agreement, totaled approximately $163.5 million.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Subordinated Notes

Series A Notes.  In October 2006, the Company completed the registration of $200.0 million in senior subordinated notes, which were originally issued in August 2005 pursuant to Rule 144A of the Securities Act of 1933, as amended. The Series A Notes, which are subordinate to borrowings made under the revolving credit facility, mature in August 2013 and carry a 9.25% coupon with an effective yield of 9.375%. Interest under the notes is paid semiannually in arrears on February 15th and August 15th of each year. The notes, which are guaranteed by the Company’s domestic subsidiaries, contain certain covenants that, among other things, limit the Company’s ability to incur additional indebtedness and make certain types of restricted payments, including dividends. Under the terms of the indenture, at any time prior to August 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Series A Notes at a redemption price of 109.250% of the principal amount thereof, plus any accrued and unpaid interest, subject to certain conditions outlined in the indenture. Additionally, at any time prior to August 15, 2009, the Company may redeem all or part of the Series A Notes at a redemption price equal to the sum of 100% of the principal amount plus an “Applicable Premium”, as defined in the indenture, plus any accrued and unpaid interest. On or after August 15, 2009, the Company may redeem all or a part of the Series A Notes at the redemption prices set forth by the indenture plus any accrued and unpaid interest.

Series B Notes.  On July 20, 2007, the Company sold $100.0 million of 9.25% senior subordinated notes due 2013 — Series B pursuant to Rule 144A of the Securities Act of 1933. Net proceeds from the offering, which totaled $95.3 million, were used to fund a portion of the 7-Eleven ATM Transaction and to pay fees and expenses related to the acquisition. The form and terms of the Series B Notes are substantially the same as the form and terms of the Series A Notes, except that (i) the Series A Notes have been registered with the SEC while the Series B Notes remain subject to transfer restrictions until the Company completes an exchange offer, and (ii) the Series B Notes were issued with Original Issue Discount and have an effective yield of 9.54%. Pursuant to the terms of the registration rights agreement entered into in conjunction with the offering, the Company was required to file a registration statement with the SEC within 240 days of the issuance of the Series B Notes with respect to an offer to exchange each of the Series B Notes for a new issue of our debt securities registered under the Securities Act with terms identical to those of the Series B Notes (except for the provisions relating to the transfer restrictions and payment of additional interest) and use reasonable best efforts to have the exchange offer become effective as soon as reasonably practicable after filing but in any event no later than 360 days after the initial issuance date of the Series B Notes. On February 14, 2008, the Company filed its initial registration statement on Form S-4 with the SEC. However, if the Company fails to satisfy its registration obligations, it will be required, under certain circumstances, to pay additional interest to the holders of the Series B Notes.

As of December 31, 2007, the Company was in compliance with all applicable covenants required under the Series A and Series B Notes.

Other Facilities

Bank Machine overdraft facility.  In addition to Cardtronics, Inc.’s revolving credit facility, Bank Machine has a £2.0 million unsecured overdraft facility that expires in July 2008. Such facility, which bears interest at 1.75% over the bank’s base rate (5.5% as of December 31, 2007), is utilized for general corporate purposes for the Company’s United Kingdom operations. As of December 31, 2007, the full amount of this facility had been utilized to help fund certain working capital commitments and to post a £275,000 bond. Amounts outstanding under the overdraft facility, other than those amounts utilized for posting bonds, are reflected in accounts payable in our consolidated balance sheet, as such amounts are automatically repaid once cash deposits are made to the underlying bank accounts.

Cardtronics Mexico equipment financing agreements.  During 2006 and 2007, Cardtronics Mexico entered into six separate five-year equipment financing agreements with a single lender. Such agreements,

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which are denominated in pesos and bear interest at an average fixed rate of 10.96%, were utilized for the purchase of additional ATMs to support our Mexico operations. As of December 31, 2007, approximately $91.2 million pesos ($8.4 million U.S.) were outstanding under the agreements in place at the time, with future borrowings to be individually negotiated between the lender and Cardtronics. Pursuant to the terms of the loan agreement, we have issued a guaranty for 51.0% of the obligations under this agreement (consistent with our ownership percentage in Cardtronics Mexico.) As of December 31, 2007, the total amount of the guaranty was $46.5 million pesos ($4.3 million U.S.).

Debt Maturities

Aggregate maturities of the principal amounts of the Company’s long-term debt as of December 31, 2007, were as follows (in thousands) for the years indicated:

2008	$882
2009	1,735
2010	2,147
2011	2,372
2012	5,391
2013	300,000

Total	$312,527

Reflected in the 2013 amount in the above table is the full face value of the Company’s senior subordinated notes — Series A and Series B, which have been reflected net of unamortized discounts of approximately $3.9 million in the accompanying consolidated balance sheet as of December 31, 2007.

(14)  Redeemable Convertible Preferred Stock

During 2005, the Company issued 929,789 shares of its Series B redeemable convertible preferred stock, of which 894,568 shares were issued to the TA Funds for $75.0 million in proceeds and the remaining 35,221 shares were issued as partial consideration for the Bank Machine acquisition. The Series B shareholders had certain preferences to the Company’s common shareholders, including board representation rights and the right to receive their original issue price prior to any distributions being made to the common shareholders as part of a liquidation, dissolution or winding up of the Company. In addition, the Series B shares were convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. The Series B shares had no stated dividends and were redeemable at the option of a majority of the Series B holders at any time on or after the earlier of (i) December 2013 and (ii) the date that is 123 days after the first day that none of the Company’s 9.25% senior subordinated notes remain outstanding, but in no event earlier than February 2010.

On June 1, 2007, the Company entered into a letter agreement with the TA Funds pursuant to which the TA Funds agreed to (i) approve the 7-Eleven ATM Transaction and (ii) not transfer or otherwise dispose of any of their shares of Series B redeemable convertible preferred stock during the period beginning on the date thereof and ending on the earlier of the date the 7-Eleven ATM Transaction closed (i.e., July 20, 2007) or September 1, 2007. Pursuant to the terms of the letter agreement, the Company amended the terms of its Series B redeemable convertible preferred stock in order to increase, under certain circumstances, the number of shares of common stock into which the TA Funds’ Series B redeemable convertible preferred stock would be convertible in the event the Company completes an initial public offering. In December 2007, the Company completed its initial public offering, and based on the $10.00 per share offering price and the terms of the letter agreement, the 894,568 shares held by the TA Funds converted into 12,259,286 shares of common stock (on a split-adjusted basis). Based on the $10.00 initial public offering price, the value of the incremental shares

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received by the TA Funds in connection with this induced conversion totaled $36.0 million. Such amount is reflected as an increase in the Company’s net loss available to common stockholders for the year ended December 31, 2007. This induced conversion charge would typically be reflected as an increase in additional paid-in capital and a reduction of retained earnings. However, as the Company is in an accumulated deficit position, this reduction is recorded against additional paid-in capital instead, resulting in offsetting charges within additional paid-in capital.

The following table shows changes in the net carrying value of the Company’s Series B redeemable convertible preferred stock for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)

Balance as of January 1	$76,594	$76,329	$—
Issuances, net of issuance costs of $1,858	—	—	76,095
Accretion of issuance costs	251	265	234
Conversion into common stock	(76,845)	—	—

Balance as of December 31	$—	$76,594	$76,329

(15)  Employee Benefits

The Company offers a 401(k) plan to its employees but has not historically made matching contributions. In 2007, the Company began matching 25% of employee contributions up to 6.0% of the employee’s salary (for a maximum matching contribution of 1.5% of the employee’s salary by the Company). Employees are immediately vested in their contributions while the Company’s matching contributions will vest at a rate of 20% per year.

(16)	Commitments and Contingencies

Legal and Other Regulatory Matters

National Federation of the Blind (“NFB”).  In connection with the Company’s acquisition of the ATM business of E*TRADE Access, the Company assumed E*TRADE Access’ interests and liability for a lawsuit instituted in the United States District Court for the District of Massachusetts (the “Court”) by the NFB, the NFB’s Massachusetts chapter, and several individual blind persons (collectively, the “Private Plaintiffs”) as well as the Commonwealth of Massachusetts with respect to claims relating to the alleged inaccessibility of ATMs for those persons who are visually impaired. After the acquisition of the E*TRADE Access ATM portfolio, the Private Plaintiffs named Cardtronics as a co-defendant with E*TRADE Access and E*TRADE Access’ parent — E*TRADE Bank, and the scope of the lawsuit has expanded to include both E*TRADE Access’ ATMs as well as the Company’s pre-existing ATM portfolio.

In June 2007, the parties completed and executed a settlement agreement, which was approved by the Court on December 4, 2007. The principal objective of the settlement is for 90% of all transactions (as defined in the settlement agreement) conducted on Cardtronics’ Company-owned and merchant-owned ATMs, by July 1, 2010, to be conducted at ATMs that are voice-guided. In an effort to accomplish such objective, the Company is subject to numerous interim reporting requirements and a one-time obligation to market voice-guided ATMs to a subset of the Company’s merchants that do not currently have voice-guided ATMs. Finally, the settlement requires the Company to pay $900,000 in attorneys’ fees to the NFB and to make a $100,000 contribution to the Massachusetts’ local consumer aid fund. These amounts had been fully reserved for, and the Company does not believe that the settlement requirements outlined above will have a material impact on its financial condition or results of operations.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Matters.  In 2006, Duane Reade, Inc. (“Customer”), one of the Company’s merchant customers, filed a complaint in the New York State Supreme Court alleging that Cardtronics had breached its ATM operating agreement with the Customer by failing to pay the Customer the proper amount of fees under the agreement. The Customer is claiming that it is owed no less than $600,000 in lost revenues, exclusive of interests and costs, and projects that additional damages will accrue to them at a rate of approximately $100,000 per month, exclusive of interest and costs. As the term of the Company’s operating agreement with the Customer extends to December 2014, the Customer’s claims could exceed $12.0 million. In response to a motion for summary judgment filed by the Customer and a cross-motion filed by the Company, the New York State Supreme Court ruled in September 2007 that the Company’s interpretation of the ATM operating agreement was the appropriate interpretation and expressly rejected the Customer’s proposed interpretations. The Customer has appealed this ruling. Notwithstanding that appeal, we believe that the ultimate resolution of this dispute will not have a material adverse impact on our financial condition or results of operations.

In March 2006, the Company filed a complaint in the United States District Court in Portland, Oregon, against CGI, Inc. (“Distributor”), a distributor for the E*TRADE Access’ ATM business acquired by the Company. The complaint alleged that the Distributor breached its agreement by directly competing with the Company on certain merchant accounts. The Distributor denied such violations, alleging that an oral modification of its distributor agreement with E*TRADE Access permitted such activities, and initiated a counter-claim for alleged under-payments by the Company, who expressly denied the Distributor’s allegations. On July 31, 2007, the parties executed a settlement agreement wherein neither party admitted any wrongdoing, all differences were resolved, and both parties released each other from all claims made in the lawsuit. In connection with this settlement, the distributor agreement was reinstated in a modified form to, among other things, clarify the Distributor’s non-compete obligations. Additionally, the settlement provided for a nominal payment to the Distributor relating to payments claimed under the distributor agreement. Subsequent to the execution of the settlement agreement, both parties have operated under the revised distributorship agreement without any material issues or disputes.

The Company is also subject to various legal proceedings and claims arising in the ordinary course of its business. Additionally, the 7-Eleven Financial Services Business that the Company acquired is subject to various legal claims and proceedings in the ordinary course of its business. The Company does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

Capital and Operating Lease Obligations

Capital Lease Obligations.  As a result of the 7-Eleven ATM Transaction, the Company assumed responsibility for certain capital lease contracts that will expire at various times during the next three years. Upon the fulfillment of certain payment obligations related to the capital leases, ownership of the ATMs transfers to the Company. As of December 31, 2007, approximately $2.1 million of capital lease obligations were included within the Company’s consolidated balance sheet.

Future minimum lease payments under the Company’s capital leases as of December 31, 2007 were as follows for each of the five years indicated and in the aggregate thereafter (amounts in thousands):

2008	$1,147
2009	747
2010	235

Total minimum lease payments	$2,129

Operating Lease Obligations.  In addition to the capital leases assumed in conjunction the 7-Eleven ATM Transaction, the Company also assumed certain operating leases in connection with the acquisition. In

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conjunction with its purchase price allocation related to the 7-Eleven ATM Transaction, the Company recorded approximately $8.7 million of other liabilities (current and long-term) to value certain unfavorable equipment operating leases assumed as part of the acquisition. These liabilities are being amortized over the remaining terms of the underlying leases, the majority of which expire in late 2009, and serve to reduce ATM operating lease expense amounts to the fair value of these services as of the date of the acquisition. During the period from the acquisition date (July 20, 2007) to December 31, 2007, the Company recognized approximately $1.7 million in lease expense reductions associated with the amortization of these liabilities. Upon the expiration of the operating leases, the Company will be required to renew such lease contracts, enter into new lease contracts, or purchase new or used ATMs to replace the leased equipment. Additionally, in conjunction with the acquisition, the Company posted $7.5 million in letters of credit related to these operating and capital leases upon which the lessors can draw in the event the Company fails to make schedules payments under the leases. These letters of credit, which are reduced periodically as payments are made under the leases, will be released upon the expiration of the leases.

In addition to the ATM operating leases assumed in connection with the 7-Eleven ATM Transaction, the Company was a party to several operating leases as of December 31, 2007, primarily for office space and the rental of space at certain merchant locations. Such leases expire at various times during the next eight years.

Total rental expense under these Company’s operating leases was approximately $5.8 million, $7.2 million, and $8.6 million for the year ended December 31, 2007, 2006, and 2005, respectively. The $5.8 million in 2007 includes the rental expense associated with the ATM operating leases assumed in the 7-Eleven ATM Transaction, is presented net of $1.7 million of amortization expense related to the liabilities recorded to value the unfavorable operating leases. For additional details related to these liabilities, see Note 2.

Future minimum lease payments under the Company’s operating and merchant space leases (with initial lease terms in excess of one year) as of December 31, 2007 were as follows for each of the five years indicated and in the aggregate thereafter (amounts in thousands). Although the Company will receive the benefit of the amortization of the liabilities associated with the ATM operating leases assumed in the 7-Eleven ATM Transaction, such benefit has been excluded for the purposes of this disclosure.

2008	$10,203
2009	7,691
2010	2,757
2011	2,197
2012	2,038
Thereafter	4,262

Total minimum lease payments	$29,148

Other Commitments

Asset retirement obligations.  The Company’s asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstallation and restoration work. The Company had $17.4 million accrued for such liabilities as of December 31, 2007. For additional information on the Company’s asset retirement obligations, see Note 11.

Registration payment arrangements.  In conjunction with the issuance of its Series B Notes, the Company entered into a registration rights agreement under which it is required to take certain steps to exchange the Series B Notes for notes registered with the SEC within 360 days following the original issuance date (July 19, 2007). In the event it is unable to meet the deadlines set forth in agreement, the Company will be subject to higher interest rates on the Series B Notes in subsequent periods until the exchange offer is

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

completed. FSP EITF No. 00-19-2, Accounting for Registration Payment Arrangements, requires that contingent obligations under registration payment arrangements be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. The Company completed the first step of the registration process in February 2008 with the filing of a registration statement on Form S-4 with the SEC and currently believes the exchange offer will be complete within the allotted time. As a result, the Company believes it is not probable that incremental interest payments will be made as a result of the provisions of the registration rights agreement. As a result, the Company has not recognized a liability as of December 31, 2007 related to the registration rights agreement. In the event is becomes probable that the Company will be unable to affect the exchange offer in a timely manner, the Company will reevaluate the need to record a liability at that time.

Purchase commitments.  The Company had no material purchase commitments as of December 31, 2007.

(17)  Derivative Financial Instruments

As a result of its variable-rate debt and ATM cash management activities, the Company is exposed to changes in interest rates (LIBOR and the federal funds effective rate in the United States, LIBOR in the United Kingdom, and the Mexican Interbank Rate in Mexico). It is the Company’s policy to limit the variability of a portion of its expected future interest payments as a result of changes in the underlying rates by utilizing certain types of derivative financial instruments.

To meet the above objective, the Company has entered into several LIBOR-based and federal funds effective rate-based interest rate swaps to fix the interest rate paid on $550.0 million of the Company’s current and anticipated outstanding ATM cash balances in the United States. The effect of such swaps was to fix the interest rate paid on the following notional amounts for the periods identified:

Notional Amount	Weighted Average Fixed Rate	Period
(in thousands)

$550,000	4.61%	January 1, 2008 — December 31, 2008
$450,000	4.68%	January 1, 2009 — December 31, 2009
$350,000	4.76%	January 1, 2010 — December 31, 2010

As of December 31, 2007, the Company had a liability of $13.6 million recorded in its balance sheet related to the above interest rate swaps, which represented the fair value of such agreements based on third-party quotes for similar instruments with the same terms and conditions, as such instruments are required to be carried at fair value. These swaps have been classified as cash flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, changes in the fair values of such swaps have been reported in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. As a result of our overall net loss position for tax purposes, the Company has not recorded deferred tax benefits on the loss amount related to these interest rate swaps as of December 31, 2007, as management does not believe that it will be able to realize the benefits associated with its deferred tax positions. During the year ending December 31, 2008, the Company expects approximately $4.5 million of the losses included in accumulated other comprehensive income (loss) to be reclassified into cost of ATM operating revenues as a yield adjustment to the hedged forecasted interest payments on the Company’s expected ATM vault cash balances. As of December 31, 2006, the net accumulated unrealized gain on such swaps totaled approximately $4.4 million, which was net of taxes of $2.7 million.

Net amounts paid or received under such swaps are recorded as adjustments to the Company’s “Cost of ATM operating revenues” in the accompanying consolidated statements of operations. During the years ended December 31, 2007, 2006, and 2005, gains or losses incurred as a result of ineffectiveness associated with the Company’s interest rate swaps were immaterial.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the Company has not entered into any derivative financial instruments to hedge its variable interest rate exposure in the United Kingdom or Mexico.

As a result of the recent decline in interest rates, the Company entered into additional interest rate swaps in March 2008 to limit its exposure to changing rates on additional amounts of its anticipated outstanding domestic vault cash balances. The recently-executed swaps will serve to fix the interest-based rental rate paid on the following notional amounts at the following weighted average rates for the periods identified:

Notional Amount	Weighted Average Fixed Rate	Period
(in thousands)

$100,000	2.58%	January 1, 2009 — December 31, 2009
$200,000	2.97%	January 1, 2010 — December 31, 2010
$400,000	3.72%	January 1, 2011 — December 31, 2011
$200,000	3.96%	January 1, 2012 — December 31, 2012

As is the case with the Company’s existing interest rate swaps, the interest rate swaps executed in March 2008 have been designated as cash flow hedges pursuant to SFAS No. 133.

(18)  Income Taxes

Income tax expense (benefit) based on the Company’s loss before income taxes consists of the following for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)

Current:
U.S. federal	$—	$—	$—
State and local	111	28	—
Foreign	—	30	—

Total current	$111	$58	$—

Deferred:
U.S. federal	$4,963	$(584)	$(1,831)
State and local	(153)	251	332
Foreign	(285)	787	229

Total deferred	4,525	454	(1,270)

Total	$4,636	$512	$(1,270)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense (benefit) differs from amounts computed by applying the statutory rate to loss before taxes as follows for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)

Income tax (benefit) expense at the statutory rate of 34.0%	$(7,637)	$(6)	$(1,254)
State tax, net of federal benefit	(376)	195	131
Change in United Kingdom statutory tax rate	(208)	—	—
Non-deductible expenses	21	52	22
Potential non-deductible interest of foreign subsidiary	—	205	—
Impact of foreign rate differential	81	(55)	(31)
Change in effective state tax rate	—	—	(72)
Other	21	16	(66)

Subtotal	(8,098)	407	(1,270)
Change in valuation allowance	12,734	105	—

Total tax expense (benefit)	$4,636	$512	$(1,270)

The net current and non-current deferred tax assets and liabilities (by tax jurisdiction) as of December 31, 2007 and 2006 were as follows:

	United States		United Kingdom		Mexico		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	(in thousands)

Current deferred tax asset	$2,268	$440	$216	$149	$88	$47	$2,572	$636
Valuation allowance	(1,927)	—	—	—	(88)	(47)	(2,015)	(47)
Current deferred tax liability	(341)	(316)	—	—	—	—	(341)	(316)

Net current deferred tax asset	—	124	216	149	—	—	216	273

Non-current deferred tax asset	22,610	11,740	137	248	463	187	23,210	12,175
Valuation allowance	(15,442)	—	—	—	(401)	(101)	(15,843)	(101)
Non-current deferred tax liability	(15,534)	(16,120)	(3,251)	(3,493)	(62)	(86)	(18,847)	(19,699)

Net non-current deferred tax liability	(8,366)	(4,380)	(3,114)	(3,245)	—	—	(11,480)	(7,625)

Net deferred tax liability	$(8,366)	$(4,256)	$(2,898)	$(3,096)	$—	$—	$(11,264)	$(7,352)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006, were as follows:

	2007	2006
	(in thousands)

Current deferred tax assets:
Reserve for receivables	$233	$98
Accrued liabilities and reserves	1,857	438
Other	482	100

Subtotal	2,572	636
Valuation allowance	(2,015)	(47)

Current deferred tax assets	557	589

Non-current deferred tax assets:
Net operating loss carryforward	16,656	8,827
Unrealized loss on derivative instruments	4,974	—
Share-based compensation	507	353
Asset retirement obligations	850	367
Deferred revenue and reserves	167	1,679
Other	56	949

Subtotal	23,210	12,175
Valuation allowance	(15,843)	(101)

Non-current deferred tax assets	7,367	12,074

Current deferred tax liabilities:
Unrealized gain on marketable securities	—	(293)
Other	(341)	(23)

Current deferred tax liabilities	(341)	(316)

Non-current deferred tax liabilities:
Tangible and intangible assets	(13,374)	(13,506)
Deployment costs	(5,449)	(3,569)
Unrealized gain on derivative instruments	—	(2,624)
Other	(24)	—

Non-current deferred tax liabilities	(18,847)	(19,699)

Net deferred tax liability	$(11,264)	$(7,352)

As noted in the table above, during the year ended December 31, 2007, the Company increased its valuation allowance by approximately $17.7 million. Such increase was largely due to the Company’s decision to establish a valuation allowance in 2007 for the net deferred tax asset balance associated with its domestic operations, as the Company determined that it is more likely than not that such benefit will not be realized. Furthermore, the Company determined that all future domestic tax benefits will not be recognized until it is more likely than not that such benefits will be utilized. As of December 31, 2007, the Company’s domestic valuation allowance totaled approximately $17.4 million. The Company also continues to maintain a valuation allowance on the net deferred tax asset balance associated with its Mexico operations. As of December 31, 2007, such valuation allowance totaled approximately $0.5 million.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The deferred taxes associated with the Company’s unrealized gains on marketable securities and unrealized gains and losses on derivative instruments have been reflected within the accumulated other comprehensive income (loss) balance in the accompanying consolidated balance sheet, net of any applicable valuation allowances. Accordingly, approximately $5.0 million of the $17.7 million change in the Company’s valuation allowance during the year ended December 31, 2007, has not been reflected within the Company’s current year tax provision line item within the accompanying consolidated statements of operations.

As of December 31, 2007, the Company had approximately $46.0 million in United States federal net operating loss carryforwards that will begin expiring in 2021, and $12.4 million in state net operating loss carryforwards that will begin expiring in 2008. The United States federal net operating loss amount excludes approximately $0.2 million in potential future tax benefits associated with employee stock option exercises that occurred in 2006 and 2007. Because the Company is currently in a net operating loss position, such benefits have not been reflected in the Company’s consolidated financial statements, as required by SFAS No. 123R. As noted above, the Company has established a valuation allowance for its net deferred tax asset balance in the United States as of December 31, 2007, which includes the deferred tax effects of the above net operating loss carryforwards.

As of December 31, 2007, the Company had approximately $1.6 million in net operating loss carryforwards in Mexico that will begin expiring in 2009. However, as noted above, the deferred tax benefit associated with such carryforwards has been fully reserved for through a valuation allowance. If realized, approximately $43,000 of such valuation allowance will be applied to reduce the goodwill balance recorded in connection with the Company’s acquisition of a majority stake in CCS Mexico.

The Company currently believes that the unremitted earnings of its United Kingdom and Mexico subsidiaries will be reinvested in the corresponding country of origin for an indefinite period of time. Accordingly, no deferred taxes have been provided for on the differences between the Company’s book basis and underlying tax basis in those subsidiaries or on the foreign currency translation adjustment amounts related to such operations.

(19)  Concentration Risk

Significant Supplier.  The Company purchased equipment from one supplier that accounted for 58.2% and 74.4% of the Company’s total ATM purchases for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, accounts payable to this supplier represented approximately 18.8% and 6.6%, respectively, of the Company’s consolidated accounts payable balances.

Significant Customers.  For the years ended December 31, 2007 and 2006, we derived 45.4% and 46.0%, respectively, of our total pro forma revenues from ATMs placed at the locations of our five largest merchants. For the year ended December 31, 2007, our top five merchants (based on our total revenues) were 7-Eleven, CVS, Walgreens, Target, and ExxonMobil. 7-Eleven, which represents the single largest merchant customer in our portfolio, comprised 33.0% and 35.8% of our total pro forma revenues for the year ended December 31, 2007 and 2006, respectively. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven and these other four merchants.

(20)  Segment Information

Prior to the 7-Eleven ATM Transaction, the Company’s operations consisted of its United States, United Kingdom, and Mexico segments. As a result of the 7-Eleven ATM Transaction, the Company determined that the advanced-functionality Vcom Services provided through the acquired Vcom terminals are distinctly different than its other three segments and has identified the Vcom operations as an additional separate segment (“Advanced Functionality”). Accordingly, as of December 31, 2007, the Company’s operations

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consisted of its United States, United Kingdom, Mexico, and Advanced Functionality segments. The Company’s United States reporting segment now includes the traditional ATM operations of the acquired 7- Eleven Financial Services Business, including the traditional ATM activities conducted on the Vcom terminals. While each of these reporting segments provides similar kiosk-based and/or ATM-related services, each segment is managed separately, as they require different marketing and business strategies.

Management uses earnings before interest expense, income taxes, depreciation expense, accretion expense, and amortization expense (“EBITDA”) to assess the operating results and effectiveness of its business segments. Management believes EBITDA is useful because it allows them to more effectively evaluate the Company’s operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. Additionally, the Company excludes depreciation, accretion, and amortization expense as these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. EBITDA, as defined by the Company, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Therefore, EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing, and financing activities or other income or cash flow statement data prepared in accordance with GAAP. Below is a reconciliation of EBITDA to net loss for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)

EBITDA	$54,439	$55,631	$40,669
Depreciation and accretion expense	26,859	18,595	12,951
Amortization expense	18,870	11,983	8,980
Interest expense, net, including amortization and write-off of financing costs and bond discounts	31,164	25,072	22,426
Income tax expense (benefit)	4,636	512	(1,270)

Net loss	$(27,090)	$(531)	$(2,418)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables reflect certain financial information for each of the Company’s reporting segments for the years ended December 31, 2007, 2006, and 2005 and as of December 31, 2007 and 2006. All intercompany transactions between the Company’s reporting segments have been eliminated.

	As of or For The Year Ended December 31, 2007
		United		Advanced
	United States	Kingdom	Mexico	Functionality	Eliminations	Total
	(in thousands)

Revenue from external customers	$308,827	$63,389	$4,831	$1,251	$—	$378,298
Intersegment revenue	82	—	—	—	(82)	—
Cost of revenues	238,368	44,925	3,985	6,065	(50)	293,293
Selling, general, and administrative expenses	23,391	4,525	1,268	157	16	29,357
EBITDA	46,177	13,471	(454)	(4,971)	216	54,439
Depreciation and accretion expense	19,005	7,456	421	—	(23)	26,859
Amortization expense	17,000	1,821	49	—	—	18,870
Interest expense, net	26,421	4,443	300	—	—	31,164
Capital expenditures, excluding acquisitions	$31,659	$33,982	$5,446	$226	$—	$71,313
Additions to equipment to be leased to customers	—	—	548	—	—	548

	As of or For The Year Ended December 31, 2006(1)
		United
	United States	Kingdom	Mexico	Eliminations	Total
	(in thousands)

Revenue from external customers	$250,425	$42,157	$1,023	$—	$293,605
Intersegment revenue	340	—	—	(340)	—
Cost of revenues	193,673	27,157	717	(254)	221,293
Selling, general, and administrative expenses	17,823	3,206	641	(3)	21,667
EBITDA	45,083	10,932	(298)	(86)	55,631
Depreciation and accretion expense	14,155	4,401	39	—	18,595
Amortization expense	10,664	1,274	45	—	11,983
Interest expense, net	21,767	3,300	5	—	25,072
Capital expenditures, excluding acquisitions	$19,384	$14,912	$1,795	$—	$36,901
Additions to equipment to be leased to customers	—	—	197	—	197

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of or For The Year Ended December 31, 2005(1)
		United
	United States	Kingdom	Eliminations	Total
	(in thousands)

Revenue from external customers	$247,143	$21,822	$—	$268,965
Intersegment revenue	358	—	(358)	—
Cost of revenues	195,476	14,208	(236)	209,448
Selling, general, and administrative expenses	15,543	2,326	(4)	17,865
EBITDA	35,652	5,136	(119)	40,669
Depreciation and accretion expense	10,865	2,086	—	12,951
Amortization expense	8,346	634	—	8,980
Interest expense, net	20,777	1,649	—	22,426
Capital expenditures, excluding acquisitions	$23,344	$8,582	$—	$31,926

(1)	No information is shown in 2005 and 2006 for the Company’s Advanced Functionality operations, as they were not acquired until 2007. Additionally, no information is shown in 2005 for the Company’s Mexico operations, as they were not acquired until 2006.

	December 31,	December 31,
	2007	2006
	(in thousands)

Identifiable Assets:
United States	$409,120	$238,127
United Kingdom	163,464	126,070
Mexico	12,337	3,559
Advanced Functionality	6,364	—

Total	$591,285	$367,756

During the years ended December 31, 2006, and 2005, no single merchant customer represented 10.0% or more of the Company’s consolidated revenues. However, as a result of the 7-Eleven ATM Transaction, the Company’s revenues from its merchant contract with 7-Eleven comprised 17.5% (33.0% on a pro forma basis) of its consolidated revenues for the year ended December 31, 2007. Additionally, the Company expects that revenues from its contract with 7-Eleven will continue to represent in excess of 30% of its consolidated revenues in future years.

(21)  Supplemental Guarantor Financial Information

The Company’s Series A and Series B Notes are guaranteed on a full and unconditional basis by the Company’s domestic subsidiaries. The following information sets forth the condensed consolidating statements of operations and cash flows for the years ended December 31, 2007, 2006, and 2005, and the condensed consolidating balance sheets as of December 31, 2007 and 2006, of (i) Cardtronics, Inc., the parent company and issuer of the senior subordinated notes (“Parent”); (ii) the Company’s domestic subsidiaries on a combined

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

basis (collectively, the “Guarantors”); and (iii) the Company’s international subsidiaries on a combined basis (collectively, the “Non-Guarantors”):

Consolidating Statements of Operations

	Year Ended December 31, 2007
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Revenues	$—	$310,160	$68,220	$(82)	$378,298
Operating costs and expenses	1,253	302,733	64,450	(57)	368,379

Operating income (loss)	(1,253)	7,427	3,770	(25)	9,919
Interest expense, net	8,269	18,152	4,743	—	31,164
Equity in (earnings) losses of subsidiaries	13,206	—	—	(13,206)	—
Other expense, net	(112)	1,085	500	(264)	1,209

(Loss) income before income taxes	(22,616)	(11,810)	(1,473)	13,445	(22,454)
Income tax expense (benefit)	4,713	207	(284)	—	4,636

Net (loss) income	(27,329)	(12,017)	(1,189)	13,445	(27,090)
Preferred stock conversion and accretion expense	36,272	—	—	—	36,272

Net (loss) income available to common stockholders	$(63,601)	$(12,017)	$(1,189)	$13,445	$(63,362)

	Year Ended December 31, 2006
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Revenues	$—	$250,765	$43,180	$(340)	$293,605
Operating costs and expenses	865	235,450	37,480	(257)	273,538

Operating income (loss)	(865)	15,315	5,700	(83)	20,067
Interest expense, net	8,491	13,276	3,305	—	25,072
Equity in (earnings) losses of subsidiaries	(8,151)	—	—	8,151	—
Other (income) expense, net	(175)	(5,639)	826	2	(4,986)

(Loss) income before income taxes	(1,030)	7,678	1,569	(8,236)	(19)
Income tax expense (benefit)	(584)	278	818	—	512

Net (loss) income	(446)	7,400	751	(8,236)	(531)
Preferred stock accretion expense	265	—	—	—	265

Net (loss) income available to common stockholders	$(711)	$7,400	$751	$(8,236)	$(796)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2005
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Revenues	$—	$247,501	$21,822	$(358)	$268,965
Operating costs and expenses	2,547	227,682	19,254	(239)	249,244

Operating income (loss)	(2,547)	19,819	2,568	(119)	19,721
Interest expense, net	8,062	12,715	1,649	—	22,426
Equity in (earnings) losses of subsidiaries	(6,399)	—	—	6,399	—
Other expense, net	—	830	153	—	983

(Loss) income before income taxes	(4,210)	6,274	766	(6,518)	(3,688)
Income tax expense (benefit)	(1,911)	412	229	—	(1,270)

Net (loss) income	(2,299)	5,862	537	(6,518)	(2,418)
Preferred stock dividends and accretion expense	1,395	—	—	—	1,395

Net (loss) income available to common stockholders	$(3,694)	$5,862	$537	$(6,518)	$(3,813)

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Balance Sheets

	As of December 31, 2007
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Assets:
Cash and cash equivalents	$76	$11,576	$1,787	$—	$13,439
Receivables, net	(292)	20,894	2,713	(67)	23,248
Other current assets	1,031	8,781	10,876	(590)	20,098

Total current assets	815	41,251	15,376	(657)	56,785
Property and equipment, net	—	99,764	64,360	(212)	163,912
Intangible assets, net	8,768	106,808	15,325	—	130,901
Goodwill	—	150,445	84,740	—	235,185
Investments and advances to subsidiaries	50,249	—	—	(50,249)	—
Intercompany receivable	(863)	6,395	(5,532)	—	—
Prepaid expenses and other assets	368,424	2,970	1,532	(368,424)	4,502

Total assets	$427,393	$407,633	$175,801	$(419,542)	$591,285

Liabilities and Stockholders’ Equity (Deficit):
Current portion of long-term debt and notes payable	$—	$—	$882	$—	$882
Current portion of capital lease obligations	—	1,147	—	—	1,147
Current portion of other long-term liabilities	—	16,032	169	—	16,201
Accounts payable and accrued liabilities	12,808	66,726	26,027	(652)	104,909

Total current liabilities	12,808	83,905	27,078	(652)	123,139
Long-term debt, less current portion	300,088	265,725	110,343	(368,423)	307,733
Capital lease obligations, less current portion	—	982	—	—	982
Deferred tax liability	7,386	980	3,114	—	11,480
Asset retirement obligations	—	12,332	5,116	—	17,448
Other non-current liabilities and minority interest	—	22,868	524	—	23,392

Total liabilities	320,282	386,792	146,175	(369,075)	484,174
Stockholders’ equity (deficit)	107,111	20,841	29,626	(50,467)	107,111

Total liabilities and stockholders’ equity (deficit)	$427,393	$407,633	$175,801	$(419,542)	$591,285

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2006
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Assets:
Cash and cash equivalents	$97	$1,818	$803	$—	$2,718
Receivables, net	3,463	13,068	1,966	(3,606)	14,891
Other current assets	544	14,069	6,204	(39)	20,778

Total current assets	4,104	28,955	8,973	(3,645)	38,387
Property and equipment, net	—	59,512	27,326	(170)	86,668
Intangible assets, net	6,982	45,757	15,024	—	67,763
Goodwill	—	86,702	82,861	—	169,563
Investments and advances to subsidiaries	81,076	—	—	(81,076)	—
Intercompany receivable	(122)	5,046	(4,924)	—	—
Prepaid expenses and other assets	211,175	5,006	369	(211,175)	5,375

Total assets	$303,215	$230,978	$129,629	$(296,066)	$367,756

Liabilities and Stockholders’ Equity (Deficit):
Current portion of long-term debt and notes payable	$—	$—	$194	$—	$194
Current portion of other long-term liabilities	—	2,458	43	—	2,501
Accounts payable and accrued liabilities	8,458	32,202	14,218	(3,622)	51,256

Total current liabilities	8,458	34,660	14,455	(3,622)	53,951
Long-term debt, less current portion	251,883	132,351	79,641	(211,174)	252,701
Deferred tax liability	3,340	1,040	3,245	—	7,625
Asset retirement obligations	—	7,673	2,316	—	9,989
Other non-current liabilities and minority interest	108	3,806	150	—	4,064

Total liabilities	263,789	179,530	99,807	(214,796)	328,330
Preferred stock	76,594	—	—	—	76,594
Stockholders’ equity (deficit)	(37,168)	51,448	29,822	(81,270)	(37,168)

Total liabilities and stockholders’ equity (deficit)	$303,215	$230,978	$129,629	$(296,066)	$367,756

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidating Statements of Cash Flows

	Year Ended December 31, 2007
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Net cash provided by (used in) operating activities	$(4,509)	$39,986	$19,985	$—	$55,462

Additional to property and equipment, net of proceeds from sale of property and equipment	—	(30,748)	(37,569)	—	(68,317)
Payments for exclusive license agreements and site acquisition costs	—	(1,133)	(1,860)	—	(2,993)
Additions to equipment to be leased to customers, net of principal payments received under direct financing leases	—	—	(514)	—	(514)
Acquisitions, net of cash acquired	—	(135,009)	—	—	(135,009)
Proceeds from sale of Winn-Dixie equity securities	—	3,950	—	—	3,950

Net cash (used in) provided by investing activities	—	(162,940)	(39,943)	—	(202,883)

Proceeds from issuance of long-term debt	185,934	166,635	19,957	(184,782)	187,744
Repayments of long-term debt and capital leases	(140,100)	(33,733)	(192)	33,260	(140,765)
Issuance of long-term notes receivable	(184,782)	—	—	184,782	—
Payments received on long-term notes receivable	33,260	—	—	(33,260)	—
Proceeds from borrowing under bank overdraft facility, net	—	—	642	—	642
Issuance of capital stock	111,552	(736)	547	—	111,363
Minority interest shareholder capital contribution	—	547	—	—	547
Other financing activities	(1,376)	—	—	—	(1,376)

Net cash (used in) provided by financing activities	4,488	132,713	20,954	—	158,155

Effect of exchange rate changes	—	—	(13)	—	(13)

Net (decrease) increase in cash and cash equivalents	(21)	9,759	983	—	10,721
Cash and cash equivalents at beginning of period	97	1,818	803	—	2,718

Cash and cash equivalents at end of period	$76	$11,577	$1,786	$—	$13,439

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2006
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Net cash provided by (used in) operating activities	$(12,716)	$27,485	$10,677	$—	$25,446

Additions to property and equipment, net of proceeds from sale of property and equipment	—	(17,534)	(14,873)	—	(32,407)
Payments for exclusive license agreements and site acquisition costs	—	(2,486)	(871)	—	(3,357)
Additions to equipment to be leased to customers, net of principal payments received under direct financing leases	—	—	(197)	—	(197)
Acquisitions, net of cash acquired	(1,039)	27	—	1,000	(12)

Net cash (used in) provided by investing activities	(1,039)	(19,993)	(15,941)	1,000	(35,973)

Proceeds from issuance of long-term debt	44,800	18,200	861	(18,200)	45,661
Repayments of long-term debt	(37,500)	(25,400)	(3)	25,400	(37,503)
Issuance of long-term notes receivable	(18,200)	—	—	18,200	—
Payments received on long-term notes receivable	25,400	—	—	(25,400)	—
Proceeds from borrowing under bank overdraft facility, net	—	—	3,818	—	3,818
Issuance of capital stock	—	—	1,000	(1,000)	—
Purchase of treasury stock	(50)	—	—	—	(50)
Other financing activities	(716)	(18)	—	—	(734)

Net cash (used in) provided by financing activities	13,734	(7,218)	5,676	(1,000)	11,192

Effect of exchange rate changes	—	—	354	—	354

Net (decrease) increase in cash and cash equivalents	(21)	274	766	—	1,019
Cash and cash equivalents at beginning of period	118	1,544	37	—	1,699

Cash and cash equivalents at end of period	$97	$1,818	$803	$—	$2,718

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2005
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total
	(in thousands)

Cash flows provided by (used in) operating activities	$(4,607)	$32,563	$5,271	$—	$33,227

Capital expenditures, net	—	(22,300)	(4,883)	—	(27,183)
Payments for exclusive license agreements and site acquisition costs	—	(988)	(3,677)	—	(4,665)
Acquisitions, net of cash acquired	(25,369)	(17,108)	(88,669)	23,034	(108,112)

Cash flows (used in) provided by investing activities	(25,369)	(40,396)	(97,229)	23,034	(139,960)

Proceeds from issuance of long-term debt	451,056	173,037	66,235	(212,319)	478,009
Repayments of long-term debt	(206,600)	(162,141)	—	6,600	(362,141)
Issuance of long-term notes receivable	(215,083)	—	—	215,083	—
Payments received on long-term notes receivable	6,600	—	—	(6,600)	—
Issuance of preferred stock	73,142	—	—	155	73,297
Redemption of preferred stock	(24,795)	—	—	—	(24,795)
Purchase of treasury stock	(46,453)	—	—	—	(46,453)
Issuance of capital stock	88	—	25,954	(25,953)	89
Other financing activities	(7,861)	(2,931)	—	—	(10,792)

Cash flows (used in) provided by financing activities	30,094	7,965	92,189	(23,034)	107,214

Effect of exchange rate changes	—	—	(194)	—	(194)

Increase in cash and cash equivalents	118	132	37	—	287
Cash and cash equivalents at beginning of period	—	1,412	—	—	1,412

Cash and cash equivalents at end of period	$118	$1,544	$37	$—	$1,699

22.  Supplemental Selected Quarterly Financial Information (Unaudited)

Financial information by quarter is summarized below for the years ended December 31, 2007 and 2006.

CARDTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarters Ended
	March 31	June 30	September 30	December 31	Total
	(in thousands, except per share amounts)

2007
Total revenues	$74,518	$77,239	$110,587	$115,954	$378,298
Gross profit(1)	16,985	17,607	24,866	25,547	85,005
Net loss(2)	(3,387)	(5,615)	(10,683)	(7,405)	(27,090)
Net loss available to common stockholders(2)	(3,454)	(5,681)	(10,750)	(43,477)	(63,362)
Basic and diluted net loss per common share(2)	$(0.25)	$(0.41)	$(0.77)	$(2.22)	$(4.11)

2006
Total revenues	$69,141	$73,254	$76,365	$74,845	$293,605
Gross profit(3)	16,043	18,370	18,980	18,919	72,312
Net income (loss)(4)	(3,124)	769	(327)	2,151	(531)
Net income (loss) available to common stockholders(4)	(3,190)	703	(394)	2,085	(796)
Net income (loss) per common share(4):
Basic	$(0.23)	$0.05	$(0.03)	$0.15	$(0.06)

Diluted	$(0.23)	$0.03	$(0.03)	$0.09	$(0.06)

(1)	Excludes $8.5 million, $7.1 million, $15.7 million and $11.8 million of depreciation, accretion, and amortization for the quarters ended March 31, June 30, September 30, and December 31, respectively.

(2)	Includes pre-tax impairment changes of $0.1 million, $5.2 million, and $0.4 million for the quarters ended March 31, September 30, and December 31, respectively.

(3)	Excludes $8.9 million, $6.6 million, $7.1 million and $6.6 million of depreciation, accretion, and amortization for the quarters ended March 31, June 30, September 30, and December 31, respectively.

(4)	Includes pre-tax impairment charge of $2.8 million related to certain contract-based intangible assets for the quarter ended March 31. Includes $4.8 million in other income in the quarter ended December 31 primarily related to settlement proceeds received from Winn-Dixie, one of the Company’s merchant customers, as a part of that company’s emergence from bankruptcy.

7-ELEVEN FINANCIAL SERVICES BUSINESS

Financial Statements for the

Three and Six Months Ended June 30, 2006 and 2007
(Unaudited)

7-ELEVEN FINANCIAL SERVICES BUSINESS

BALANCE SHEETS
(dollars in thousands)

	December 31,	June 30,
	2006	2007
		(unaudited)

Assets
Current assets
Cash	$13,015	$10,304
Accounts receivable	74,565	65,868
Other current assets	7,215	2,986

Total current assets	94,795	79,158
Property and equipment, net	90,484	85,901
Goodwill	35,593	35,593

Total assets	$220,872	$200,652

Liabilities and Shareholder’s Equity
Current liabilities
Accrued expenses and other liabilities	$72,242	$69,020
Capital lease obligations due within one year	1,465	1,244

Total current liabilities	73,707	70,264
Deferred credits and other liabilities	13,004	11,594
Long-term capital lease obligations	1,900	1,381
Commitments and contingencies
Shareholder’s equity
Common stock, $.10 par value	—	—
Additional paid-in capital	128,273	111,570
Accumulated earnings	3,988	5,843

Total shareholder’s equity	132,261	117,413

Total liabilities and shareholder’s equity	$220,872	$200,652

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

STATEMENTS OF EARNINGS
(dollars in thousands)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2007	2006	2007
			restated

Revenues:
Commissions	$39,449	$37,111	$71,030	$73,464
Other income	5,407	951	10,049	6,119

Total revenues	44,856	38,062	81,079	79,583

Expenses:
Commission expense to 7-Eleven	12,343	13,709	23,273	26,124
Other expenses	22,735	25,312	47,338	50,347

Operating, selling, general and administrative expenses	35,078	39,021	70,611	76,471
Interest expense, net	170	42	408	91

Total expenses	35,248	39,063	71,019	76,562

Earnings (loss) before income taxes	9,608	(1,001)	10,060	3,021
Income tax expense (benefit)	3,709	(386)	3,883	1,166

Net earnings (loss)	$5,899	$(615)	$6,177	$1,855

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

STATEMENTS OF CASH FLOWS
(dollars in thousands)
(unaudited)

	Six Months Ended June 30
	2006	2007
	restated

Cash Flows From Operating Activities
Net earnings	$6,177	$1,855
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization of equipment	7,516	9,121
Deferred income taxes	690	(763)
Net (gain) loss on disposal of equipment	(9)	36
(Increase) decrease in accounts receivable	(2,414)	8,697
Decrease in other assets	3,557	4,195
Decrease in trade accounts payable and other liabilities	(14,798)	(3,835)

Net cash provided by operating activities	719	19,306

Cash Flows From Investing Activities
Payments for purchase of equipment	(12,188)	(4,574)

Net cash used in investing activities	(12,188)	(4,574)

Cash Flows From Financing Activities
Principal payments under capital lease obligations	(4,203)	(740)
Capital contributions from (returned to) 7-Eleven, net	35,650	(16,703)
Payments related to capital lease purchase	(22,639)	—

Net cash provided by (used in) financing activities	8,808	(17,443)

Net decrease in cash	(2,661)	(2,711)
Cash at beginning of year	15,392	13,015

Cash at end of period	$12,731	$10,304

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2006 and 2007
(unaudited)

NOTE 1:	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation — 7-Eleven, Inc. (the “Company” or “7-Eleven”) operates a business consisting of a network of both traditional ATMs and advance-function devices (“Vcoms”) in most of its stores and selected licensed stores in the United States. The business consists of fixed assets, placement agreements governing the right to offer ATM services in 7-Eleven stores, product partner agreements and third party lease and service agreements (“7-Eleven Financial Services Business” or the “Business”). The Company has staff dedicated to the Business and allocates certain additional costs to the Business where appropriate. The financial statements include the accounts of the Business. The operations of the Business include both the operations of the ATM network used in 7-Eleven stores as well as the Vcomtm equipment and services provided therein. The assets and certain service agreements pertaining to the ATM network are maintained in a subsidiary of the Company known as Vcomtm Financial Services, Inc.

The balance sheet as of June 30, 2007, and the related statements of earnings for the three- and six-month periods ended June 30, 2006 and 2007, and the statements of cash flows for the six-month periods ended June 30, 2006 and 2007, have been prepared by the Business without audit. In the opinion of management, all adjustments necessary to state fairly the financial position at June 30, 2007, and the results of operations and cash flows for all periods presented have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year.

The balance sheet as of December 31, 2006 is derived from the audited financial statements as of and for the year then ended but does not include all disclosures required by generally accepted accounting principles. The notes accompanying the financial statements in the Business’s audited report for the year ended December 31, 2006 include accounting policies and additional information pertinent to an understanding of both the December 31, 2006 balance sheet and the interim financial statements. The information has not changed except as a result of normal transactions in the six months ended June 30, 2007, and as discussed in the notes herein.

Restatement of Previously Issued Financial Statements — The Business has restated its previously issued financial statements for the six-months ended June 30, 2006 to correct errors in the depreciation of certain fixed assets. It was determined that these fixed assets were not being depreciated commencing in the period the fixed assets were initially placed in service in accordance with the Company’s fixed asset policy. The financial statements have been restated to record $210,000 of additional depreciation in operating, selling, general and administrative (“OSG&A”) expense for the three and six months ended June 30, 2006. The effects of this restatement were as follows:

	2006
	Impact of	As
	restatement	restated
	(dollars in thousands)

Six Months Ended June 30:
OSG&A	$210	$70,611
Earnings before income taxes	(210)	10,060
Income tax expense	(81)	3,883
Net earnings	(129)	6,177
Net cash provided by operating activities	(2)	719
Net cash provided by financing activities	2	8,808

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Comprehensive Earnings — Comprehensive earnings are defined as the change in equity (net assets) of a business enterprise during a period, except for those changes resulting from investments by owners and distributions to owners. There are no components of other comprehensive earnings and, consequently, comprehensive earnings are equal to net earnings.

NOTE 2:	Recently Issued Accounting Standards

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, disclosure and transition.

The results of the Business are included in the income tax filings of the Company in the United States, all states and in various local jurisdictions. To the extent that the Business may be included in an examination of the Company’s income tax filings, the ultimate outcome of examinations and discussions with the Internal Revenue Service or other taxing authorities, as well as an estimate of any related change to amounts recorded for uncertain tax positions, cannot be presently determined. As of the adoption date, the Business is subject to examination for tax years 2003 — 2006.

There were no unrecognized tax benefits or accrued interest or penalties applicable to the Business as of January 1, 2007 or as of June 30, 2007. Management does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

It is the Company’s policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company has not recorded interest or penalties for the Business related to FIN 48 for the three- or six-month periods ended June 30, 2007.

NOTE 3:	Subsequent Event

On July 20, 2007, the Company completed the sale of substantially all of the assets of the Business to a third party for approximately $135 million less transaction-related costs. In conjunction with the sale, the two parties entered into a 10-year contractual agreement whereby the purchaser of the Business will continue to operate ATM devices in U.S. 7-Eleven Company-operated and franchised stores and in new stores opened during this period. In accordance with the terms of the agreement, the purchaser will pay fixed and variable-rate commissions to 7-Eleven on a monthly basis.

7-ELEVEN FINANCIAL SERVICES BUSINESS

Financial Statements for the
Years Ended December 31, 2004, 2005 and 2006

Report of Independent Auditors

To the Management and Board of Directors
of 7-Eleven, Inc.

In our opinion, the accompanying balance sheets and the related statements of earnings and cash flows present fairly, in all material respects, the financial position of the 7-Eleven Financial Services Business (the “Company”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company has restated its 2006 and 2005 financial statements.

/s/  PricewaterhouseCoopers LLP

Dallas, TX
March 29, 2007,
except for the restatement discussed
in Note 1 to the financial statements,
as to which the date is
July 16, 2007

7-ELEVEN FINANCIAL SERVICES BUSINESS

BALANCE SHEETS
(dollars in thousands)

	December 31,	December 31,
	2005	2006
	restated	restated

Assets
Current assets
Cash	$15,392	$13,015
Accounts receivable	43,093	74,565
Other current assets	9,094	7,215

Total current assets	67,579	94,795
Property and equipment, net	86,970	90,484
Goodwill	35,593	35,593
Other assets	34	—

Total assets	$190,176	$220,872

Liabilities and Shareholder’s Equity
Current liabilities
Accrued expenses and other liabilities	$50,002	$72,242
Capital lease obligations due within one year	9,008	1,465

Total current liabilities	59,010	73,707
Deferred credits and other liabilities	18,912	13,004
Long-term capital lease obligations	21,921	1,900
Commitments and contingencies
Shareholder’s equity
Common stock, $.10 par value; 1,000 shares issued and outstanding	—	—
Additional paid-in capital	97,122	128,273
Accumulated (deficit) earnings	(6,789)	3,988

Total shareholder’s equity	90,333	132,261

Total liabilities and shareholder’s equity	$190,176	$220,872

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

STATEMENTS OF EARNINGS
(dollars in thousands)

	Years Ended December 31
	2004	2005	2006
		restated	restated

Revenues:
Commissions	$65,363	$138,243	$142,735
Other income	31,754	19,748	20,927

Total revenues	97,117	157,991	163,662

Expenses:
Commission expense to 7-Eleven	25,816	47,413	49,233
Other expenses	68,577	101,657	96,356

Operating, selling, general and administrative expenses	94,393	149,070	145,589
Interest expense, net	909	1,056	520

Total expenses	95,302	150,126	146,109

Earnings before income taxes	1,815	7,865	17,553
Income tax expense	702	3,036	6,776

Net earnings	$1,113	$4,829	$10,777

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31
	2004	2005	2006
		restated	restated

Cash Flows from Operating Activities
Net earnings	$1,113	$4,829	$10,777
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization of equipment	12,465	14,456	15,820
Deferred income taxes	1,815	2,454	228
Net loss (gain) on disposal of equipment	116	(13)	(115)
Increase in accounts receivable	(16,274)	(13,326)	(31,472)
Increase in other assets	(919)	(1,437)	(708)
Increase in trade accounts payable and other liabilities	18,078	18,508	18,725

Net cash provided by operating activities	16,394	25,471	13,255

Cash Flows from Investing Activities
Payments for purchase of equipment	(11,151)	(26,296)	(19,325)
Proceeds from sale of equipment	1,243	13	106
Acquisition of a business	(44,743)	—	—

Net cash used in investing activities	(54,651)	(26,283)	(19,219)

Cash Flows from Financing Activities
Principal payments under capital lease obligations	(6,348)	(9,549)	(4,932)
Capital contributions from 7-Eleven, net	54,324	15,713	31,151
Payments related to capital lease purchase	—	—	(22,632)
Payments to 7-Eleven for return of Vcomtm kiosks’ cash inventory	(96,298)	—	—

Net cash (used in) provided by financing activities	(48,322)	6,164	3,587

Net (decrease) increase in cash	(86,579)	5,352	(2,377)
Cash at beginning of year	96,619	10,040	15,392

Cash at end of year	$10,040	$15,392	$13,015

Related disclosures for cash flow reporting
Assets obtained by entering into capital leases	$3,291	$—	$—

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

STATEMENTS OF SHAREHOLDER’S EQUITY
(dollars and shares in thousands)

	Common
	Stock		Additional	Accumulated
		Par	Paid-in	(Deficit)	Shareholder’s
	Shares	Value	Capital	Earnings	Equity

Balance at December 31, 2003	1	$—	$123,383	$(12,731)	$110,652
Net earnings				1,113	1,113
Payments to 7-Eleven for return of Vcomtm kiosks’ cash inventory			(96,298)		(96,298)
Capital contributions from 7-Eleven, net			54,324		54,324

Balance at December 31, 2004	1	—	81,409	(11,618)	69,791
Net earnings, as restated (see Note 1)				4,829	4,829
Capital contributions from 7-Eleven, net, as restated (see Note 1)			15,713		15,713

Balance at December 31, 2005, as restated	1	—	97,122	(6,789)	90,333
Net earnings, as restated (see Note 1)				10,777	10,777
Capital contributions from 7-Eleven, net, as restated (see Note 1)			31,151		31,151

Balance at December 31, 2006, as restated	1	$—	$128,273	$3,988	$132,261

See notes to financial statements.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2005 and 2006

NOTE 1:	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation — 7-Eleven, Inc. (the “Company” or “7-Eleven”) operates a business consisting of a network of both traditional ATMs and advance-function devices (“Vcoms”) in most of its stores and selected licensed stores in the United States. The business consists of fixed assets, placement agreements governing the right to offer ATM services in 7-Eleven stores, product partner agreements and third party lease and service agreements (“7-Eleven Financial Services Business” or the “Business”). The Company has staff dedicated to the Business and allocates certain additional costs to the Business where appropriate. The financial statements include the accounts of the Business. The operations of the Business include both the operations of the ATM network used in 7-Eleven stores as well as the Vcomtm equipment and services provided therein. The assets and certain service agreements pertaining to the ATM network are maintained in a subsidiary of the Company known as Vcomtm Financial Services, Inc. (“VFS”).

Restatement of Previously Issued Financial Statements — The Business has restated its previously issued December 31, 2006 financial statements to correct errors in the depreciation of certain fixed assets as well as in the correct amount of fixed assets associated with the Business. We determined that certain fixed assets were not being depreciated commencing in the period the fixed assets were initially placed in service in accordance with the Company’s fixed asset policy. The financial statements have been restated to record $430,000 of additional depreciation in operating, selling, general and administrative (“OSG&A”) expense for the year ended December 31, 2006. We also determined that certain of the Company’s fixed assets were incorrectly included as being associated with the Business and the financial statements were restated to reduce property and equipment, net, by $903,000 as of December 31, 2006.

These adjustments are in addition to the previous restatement of the December 31, 2005 and 2006 financial statements to appropriately include certain tender offer expenses resulting from the purchase of the noncontrolling equity interests of the Company by its owner, Seven-Eleven Japan Co., Ltd., in November 2005. These previously restated financial statements had been restated to allocate $1.7 million of compensation costs related to the managers and employees of the Business to OSG&A expense for the year ended December 31, 2005.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

The restatement effect in the following table also includes differences that were identified during the December 31, 2006 audit of the Business. We had determined these items were individually and in the aggregate immaterial to the financial statements. In connection with this restatement, we corrected these items by recording them in the period to which they were attributable. The effects of these restatements were as follows:

	2005		2006
	Impact of		Impact of
	Restatement	As Restated	Restatement	As Restated
	(dollars in thousands)

As of December 31:
Total current assets	—	—	$(379)	$94,795
Property and equipment, net	—	—	(1,333)	90,484
Total current liabilities	—	—	(99)	73,707
Deferred credits and other liabilities	—	—	(168)	13,004
Additional paid-in capital	$1,066	$97,122	57	128,273
Accumulated (deficit) earnings	(1,066)	(6,789)	(1,502)	3,988
Year Ended December 31:
OSG&A	$1,736	$149,070	$709	$145,589
Earnings before income taxes	(1,736)	7,865	(709)	17,553
Income tax expense	(670)	3,036	(273)	6,776
Net earnings	(1,066)	4,829	(436)	10,777
Net cash provided by operating activities	(1,066)	25,471	106	13,255
Net cash used in investing activities	—	—	903	(19,219)
Net cash provided by financing activities	1,066	6,164	(1,009)	3,587

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Such estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. The results of these estimates form the basis of the Company’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenues — Revenues are comprised of service fees/commissions from ATM, check-cashing and other transactions and are separately presented in the accompanying statements of earnings. These transaction fees/commissions are recognized at the point of sale.

Other Income — Other income relates to placement fees received from Vcomtm partners. The recognition of these funds is deferred until the revenue is earned, as specified by the substance of the applicable agreement.

In 2004, the Company and two of its Vcomtm partners, one of which provided check-cashing services, mutually agreed to terminate their relationships. One of these partners was simultaneously replaced with another check-cashing partner. Included in the amount recognized in other income for the year ended December 31, 2004, was $10.8 million that resulted from the termination of these relationships. Because the relationships were terminated, and the Company had no further obligations under the agreements, recognition of the income was accelerated.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

Commission Expense to 7-Eleven — A contractual agreement between the Business and the Company is currently in effect and expires at the end of 2009. This agreement and a franchise amendment govern the portion of the ATM and Vcomtm transaction fees that are earned by the Business and paid to the Company. These payments include both fixed and variable components. The contractual agreement also governs other ATM-related economics between the Business and the Company.

OSG&A Expenses — In addition to the ATM and Vcomtm commission expense to the Company, OSG&A expense includes certain direct costs of the Business as well as other costs incurred by the Company and allocated to the Business on a basis that management believes to be reasonable. Such costs include hardware, cash management, operations support, cash rent and other corporate expenses. Also included in OSG&A expense are reasonable allocations of indirect costs incurred by the Company for compensation, travel and office space for certain key employees who devote significant time to the Business. These allocated costs were $866,000, $1.0 million and $1.0 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In addition, OSG&A expense for the year ended December 31, 2005 includes $1.7 million of one-time compensation paid to certain employees of the Company who devoted time to the Business. The payments were made in November 2005 when the Company became a private company. This one-time compensation cost represented the settlement for cash and subsequent cancellation of equity-based awards issued under the Company’s stock plans as if they had been exercised at the tender offer price on the transaction date.

Advertising costs, also included in OSG&A, generally are charged to expense as incurred. Advertising costs were $4.1 million, $2.5 million and $571,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Income Taxes — Income taxes are determined using the liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets include net operating loss carryforwards, if any, and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Depreciation and Amortization — Depreciation of property and equipment is based on the estimated useful lives of these assets using the straight-line method. Acquisition and development costs for significant business systems and related software for internal use are capitalized and are depreciated or amortized on a straight-line basis. Included in depreciation and amortization of property and equipment in the accompanying statements of cash flows is software amortization expense of $2.2 million, $3.8 million and $4.6 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Amortization of capital lease assets and associated leasehold improvements is based on the lease term or the estimated useful life, whichever is shorter. Amortization of leasehold improvements on operating leases is based on the shorter of the estimated useful life or the lease term.

The following table summarizes the years over which significant assets are generally depreciated or amortized:

Years

Leasehold improvements	3 to 20
Equipment	3 to 10
Software	3 to 7

Asset Impairment — The Company’s long-lived assets are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company also conducted an impairment test of its goodwill as of December 31, 2005 and 2006 (see Note 5). The impairment test for goodwill is comprised of two steps. Step one compares the fair

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

value of the reporting unit with its carrying amount including goodwill. If the carrying amount exceeds the fair value, then goodwill is impaired and step two is required to measure the amount of impairment loss. Step two compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount is greater than the implied fair value of the goodwill, an impairment loss is recognized for the excess.

Equity-Based Compensation — The Business participated in the Company’s 1995 and 2005 Stock Incentive Plans that provided for the granting of stock options, stock appreciation rights, performance shares, restricted stock and other forms of stock-based awards over 10-year periods to certain key employees and officers of the Company.

All options granted were granted at exercise prices that were equal to the fair market values on the date of grant. The options vested annually in three equal installments, all beginning one year after the grant date. Vested options were exercisable within 10 years of the grant date. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the options granted in the years ended December 31, 2004 and 2005: expected life of three years, no dividend yield, risk-free interest rates of 2.28% and 3.70%, and expected volatility of 46.30% and 31.48%, respectively.

The Company accounted for its stock-option grants under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” If compensation expense had been determined based on the grant-date fair value of the awards consistent with the method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” the net earnings of the Business would have been reduced to the pro forma amounts indicated in the following table:

	Years Ended December 31
	2004	2005
	(dollars in thousands)
		restated

Net earnings as reported	$1,113	$4,829
Add: Stock-based compensation expense included in reported net earnings, net of tax	—	1,147
Less: Total stock-based compensation expense determined under the fair-value-based method for all stock-option awards, net of tax	(90)	(1,019)

Pro forma net earnings	$1,023	$4,957

Comprehensive Earnings — Comprehensive earnings are defined as the change in equity (net assets) of a business enterprise during a period, except for those changes resulting from investments by owners and distributions to owners. There are no components of other comprehensive earnings and, consequently, comprehensive earnings are equal to net earnings.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE 2:	Accounts Receivable

	December 31
	2005	2006
	(dollars in thousands)
		restated

ATM receivables	$35,606	$61,787
Placement fee receivables	3,551	5,511
Other receivables	3,936	7,267

	$43,093	$74,565

NOTE 3:	Other Current Assets

	December 31
	2005	2006
	(dollars in thousands)

Prepaid expenses	$5,550	$6,291
Deferred income taxes	3,544	924

	$9,094	$7,215

NOTE 4:	Property and Equipment

	December 31
	2005	2006
	(dollars in thousands)
		restated

Cost
Leasehold improvements	$10	$10
Developed software	26,772	28,645
Equipment	48,846	88,335

	75,628	116,990
Original value
Capital lease equipment	46,399	3,699

	122,027	120,689
Accumulated depreciation and amortization (includes $8,442 and $13,081 related to developed software)	(35,057)	(30,205)

	$86,970	$90,484

NOTE 5:	Goodwill

In August 2004, the Company and VFS entered into a purchase agreement pursuant to which VFS acquired the business that operated the ATM network being used in 7-Eleven stores for a purchase price (including acquisition costs) of $44.7 million of cash consideration and the assumption of certain contractual lease commitments and other contracts related to the business.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

The acquisition was accounted for under the purchase method. The purchase price included the acquisition of approximately 4,500 ATM machines (as well as approximately 1,000 warehoused units, the majority of which were sold by December 31, 2004) and the right to receive all future ATM transaction revenue generated through both these machines and the more than 1,000 Vcomtm machines owned by the Company before the acquisition. During the fourth quarter of 2004, the Company finalized the purchase price allocation and, as a result of this analysis, recorded goodwill of $35.6 million representing the excess of purchase price over net assets acquired. Goodwill is not subject to amortization but has been reviewed for impairment as of December 31, 2005 and 2006 (see Note 1). There was no evidence of impairment in either test.

NOTE 6:	Accrued Expenses and Other Liabilities

	December 31
	2005	2006
	(dollars in thousands)
		restated

Interest	$81	$79
Accrued advertising	390	432
Accrued rent	885	432
Deferred income	2,038	824
Settlement payables	41,180	65,808
Other	5,428	4,667

	$50,002	$72,242

Settlement payables represent amounts owed to Vcomtm partners for cash collected on transactions at the ATM and Vcomtm terminals. Amounts collected are generally paid to Vcomtm partners one to three days after the transaction has occurred. Other liabilities include monthly charges for cash management, replenishment and maintenance.

NOTE 7:	Deferred Credits and Other Liabilities

	December 31
	2005	2006
	(dollars in thousands)
		restated

Deferred income taxes	$13,489	$11,096
Deferred income	5,423	1,908

	$18,912	$13,004

NOTE 8:	Leases

Leases — Certain equipment used in the Business is leased, generally for terms from three to 10 years. The present value of future minimum lease payments for capital lease obligations is reflected in the balance sheets as long-term debt. The amount representing imputed interest necessary to reduce net minimum lease payments to present value has been calculated generally at the Company’s incremental borrowing rate at the inception of each lease.

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

In November 2002, the Company entered into a lease facility with a third-party institution that provided the Company with $43.2 million in financing for Vcomtm equipment. The leases were accounted for as capital leases having a five-year lease term from the date of funding, which occurred on a monthly basis from December 2002 through June 2003. The leases bore interest at LIBOR plus 1.25%. Upon lease termination, whether prior to or at expiration of the five-year lease term, the Company was obligated to pay the lessor an amount equal to the original cost of the equipment financed less amortization to date plus accrued interest. Effective June 30, 2006, the facility was terminated and the capital lease assets were purchased by the Company.

Future minimum lease payments for years ending December 31 are as follows:

	Capital	Operating
	Leases	Leases
	(dollars in thousands)

2007	$1,638	$4,016
2008	1,048	3,965
2009	755	3,837
2010	233	225

Future minimum lease payments	3,674	$12,043

Amount representing imputed interest	(309)

Present value of future minimum lease payments	$3,365

Minimum lease payments are calculated in accordance with SFAS No. 13, as amended. The minimum lease payments include any base rent plus step increases and escalation clauses, any guarantee of residual value by the Company and any payments for failure to renew the lease. In the event the base rent is dependent upon an index or rate that can change over the term of the lease, the minimum lease payments are calculated using the rate or index in effect at the inception of the lease. Minimum lease payments do not include executory costs such as insurance, maintenance and taxes. Minimum lease payments for operating leases are recognized on a straight-line basis over the term of the lease.

Rent expense on operating leases totaled $5.5 million, $8.7 million and $7.7 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The maturities of the Company’s non-cancelable capital lease obligations as of December 31, 2006, are as follows (dollars in thousands):

2007	$1,465
2008	955
2009	716
2010	229

$3,365

NOTE 9:	Benefit Plans

Profit Sharing Plans — The Business participates in all of the Company’s benefit plans such as the Profit Sharing Plan (the “Plan”), which provides retirement benefits to eligible employees. Contributions to the Plan, which is a defined contribution plan, are made by both the participants and the Company. Effective January 1, 2006, the Plan was amended such that the Company’s contribution to the Plan is based on a fixed percentage match of the participants’ contributions. In prior years, the Company contributed to the Plan an amount

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

determined at the discretion of the Company and allocated it to the participants based on their individual contributions and years of participation in the Plan. Of the Company’s total contributions to the Plan, $88,000, $134,000 and $44,000 were allocated to the Business for the years ended December 31, 2004, 2005 and 2006, respectively. These amounts are included in OSG&A expense in the accompanying statements of earnings.

NOTE 10:	Commitments and Contingencies

Information Technology — Under the terms of a contract with an information technology service provider, VFS and the Company were obligated to purchase $9.5 million of information technology hardware and additional maintenance services in 2006. VFS is also required in years 2007 through 2010 to purchase all of its ATM or Vcomtm equipment from this provider for any new or existing 7-Eleven store for which there is not an existing ATM agreement in place and is obligated to purchase maintenance services. The Company met the threshold for information technology expenditures in 2006.

Under the terms of a contract with another information technology service provider, VFS and the Company are obligated to purchase the greater of $300,000 per month or 60% of the average monthly charge for the immediately preceding six-month period in information technology services through December 31, 2009.

NOTE 11:	Income Taxes

The provision for income tax expense on earnings in the accompanying statements of earnings consists of the following:

	Years Ended December 31
	2004	2005	2006
	(dollars in thousands)
		restated	restated

Current
Federal	$(1,613)	$(118)	$5,798
State	500	700	750

Subtotal	(1,113)	582	6,548
Deferred	1,815	2,454	228

Income tax expense on earnings	$702	$3,036	$6,776

Reconciliations of income tax expense on earnings at the federal statutory rate to the Company’s actual income tax expense are provided as follows:

	Years Ended December 31
	2004	2005	2006
	(dollars in thousands)
		restated	restated

Tax expense at federal statutory rate	$635	$2,753	$6,144
State income tax expense, net of federal income tax benefit	67	283	632

	$702	$3,036	$6,776

7-ELEVEN FINANCIAL SERVICES BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2005	2006
	(dollars in thousands)
		restated

Deferred tax assets
Property and equipment	$3,544	$924
Deferred tax liabilities
Property and equipment	(12,178)	(9,925)
Intangible assets and other	(1,311)	(1,171)

Subtotal	(13,489)	(11,096)

Net deferred tax liability	$(9,945)	$(10,172)

Deferred taxes consist of the following:
Current deferred tax assets	$3,544	$924
Noncurrent deferred tax liabilities	(13,489)	(11,096)

Net deferred tax liability	$(9,945)	$(10,172)

NOTE 12:	Recently Issued Accounting Standards

Effective January 1, 2007, the Company will adopt the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires that an entity recognize the benefit of a tax position only when it is more likely than not, based on the position’s technical merits, that the position would be sustained upon examination by the appropriate taxing authorities. The tax benefit is measured as the largest benefit that is more than 50% likely of being realized upon final settlement with the taxing authorities. The Company is currently evaluating the impact of adopting FIN 48 and anticipates that its adoption will not have a material impact on the results of operations or financial position of the Business.

As of December 31, 2006, the Company adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” on a prospective basis. SFAS No. 158, which was issued in September 2006, requires the Company to recognize the funded status of its Executive Protection Plan as an asset or liability in its consolidated balance sheet. The Company is also required to recognize as a component of other comprehensive earnings the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost. The adoption of SFAS No. 158 did not impact the Company’s results of operations for the year ended December 31, 2006.

ANNEX A

LETTER OF TRANSMITTAL
To Tender
Outstanding 9.250% Senior Subordinated Notes due 2013 — Series B
of
CARDTRONICS, INC.
Pursuant to the Exchange Offer and Prospectus dated June 17, 2008

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON JULY 16, 2008 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY.

The Exchange Agent for the Exchange Offer is:
Wells Fargo Bank, National Association

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:
WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:
WELLS FARGO BANK, N.A.
12th Floor — Northstar East Building
Corporate Trust Operations
608 Second Avenue South
Minneapolis, MN

By Facsimile (for Eligible Institutions only):
(612) 667-6282

For Information or Confirmation by
Telephone:
(800) 344-5128

IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 9.250% SENIOR SUBORDINATED NOTES DUE 2013 — SERIES B FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF NEW 9.250% SENIOR SUBORDINATED NOTES DUE 2013 — SERIES B PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

The undersigned hereby acknowledges receipt of the Prospectus, dated June 17, 2008 (the “Prospectus”), of Cardtronics, Inc., a Delaware corporation (the “Company”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Company’s offer (the “Exchange Offer”) to exchange its 9.250% Senior Subordinated Notes due 2013 — Series B (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 9.250% Senior Subordinated Notes due 2013 — Series B (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Company shall notify the Exchange Agent by oral or written notice and each registered holder of the Outstanding Notes of any extension by press release prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange Offer — Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.

By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the tender of Outstanding Notes.

3. You understand that the tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between and the Company as to the terms and conditions set forth in the Prospectus.

4. By tendering Outstanding Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Outstanding Notes exchanged for such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such New Notes.

5. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that:

a. the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. neither you nor any such other person is engaging in or intends to engage in a distribution of such New Notes;

c. neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; and

d. neither the holder nor any such other person is an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Company.

6. You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of July 20, 2007 (the “Registration Rights Agreement”), by and among the Company, the Guarantors (as defined therein) and the Initial Purchasers (as defined therein). Such election may be made only by notifying the Company in writing at 3110 Hayes Road, Suite 300, Houston, Texas 77082, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who signs such shelf registration statement, each person who controls the Company within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated

therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to the undersigned furnished in writing by or on behalf of the undersigned expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

7. If you are a broker-dealer that will receive New Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.

8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives of the undersigned.

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Book-Entry Confirmations.

Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 12:00 A.M. midnight, New York City time, on the Expiration Date.

2. Partial Tenders.

Tenders of Outstanding Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.

3. Validity of Tenders.

All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.

4. Waiver of Conditions.

The Company reserves the absolute right to waive, in whole or part, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5. No Conditional Tender.

No alternative, conditional, irregular or contingent tender of Outstanding Notes will be accepted.

6. Request for Assistance or Additional Copies.

Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7. Withdrawal.

Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer — Withdrawal of Tenders.”

8. No Guarantee of Late Delivery.

There is no procedure for guarantee of late delivery in the Exchange Offer.

IMPORTANT:  By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

Until September 15, 2008, all dealers that effect transactions in the new notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Until September 15, 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.